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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 27, 2015

Registration No. 333-202119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Philadelphia Energy Solutions Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2911 (Primary Standard Industrial Classification Code Number)	47-2981738 (I.R.S. Employer Identification Number)

1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339 1200
(Address, Including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

John B. McShane
Executive Vice President, General Counsel and Secretary
1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Charles E. Carpenter Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Mike Rosenwasser Michael Swidler Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A common stock, par value $0.001 per share	$313,636,361	$36,445

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)
The total registration fee includes $11,620 that was previously paid for the registration of $100,000,000 of proposed maximum aggregate offering price in the filing of the Registration Statement on February 17, 2015 and $24,825 for the registration of an additional $213,636,361 of proposed maximum aggregate offering price registered hereby.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated July 27, 2015

PROSPECTUS

15,151,515 Shares

Philadelphia Energy Solutions Inc.

Class A Common Stock

              This is an initial public offering of our Class A common stock. We are offering 11,767,321 shares of Class A common stock and the selling stockholders are selling 3,384,194 shares of Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We expect that the initial public offering price will be between $15.00 and $18.00 per share. Currently, no public market exists for our Class A common stock. Our Class A common stock has been approved for listing on the New York Stock Exchange ("NYSE") under the symbol "PESC."

              Immediately following this offering, the public holders of our Class A common stock and the selling stockholders will collectively own 100% of the economic interests in Philadelphia Energy Solutions Inc. The public holders and the selling stockholders will have 19.0% and 18.1% of the voting power of Philadelphia Energy Solutions Inc., respectively. The holder of our Class B common stock, PESC Company, LP, will have the remaining 62.9% of the voting power of Philadelphia Energy Solutions Inc. As a result of the voting power held by the selling stockholders and the holder of our Class B Common Stock, we will be a "controlled company" as defined under the NYSE listing rules.

              Investing in shares of our Class A common stock involves risks. See "Risk Factors" beginning on page 25 of this prospectus.

	Per Class A Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

              The underwriters may also purchase up to an additional 2,272,727 shares of Class A common stock from us and the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares of Class A common stock will be ready for delivery on or about                  , 2015.

Joint Book-Running Managers

BofA Merrill Lynch	Credit Suisse

Goldman, Sachs & Co.	Barclays
Jefferies	J.P. Morgan

The date of this prospectus is                        , 2015.

i

              You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. Neither we, the selling stockholders nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling stockholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

              Through and including                    , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

              The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates. Although we believe the third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information.

Certain Terms Used in this Prospectus

              Unless the context otherwise requires, references in this prospectus to:

  •
  "PESC Company" refer to PESC Company, LP, a Delaware limited partnership, which will own all of our outstanding Class B common stock, representing 62.9% of the voting power of our common stock following the completion of this offering (or 60.7% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).

  •
  "PES LLC" refer to Philadelphia Energy Solutions LLC, a Delaware limited liability company, and the holding company through which we own our operating subsidiaries.

  •
  "PES," "our company," "we," "our," "us" or like terms, refer to (i) our Predecessor when used in a historical context for any period prior to September 8, 2012; (ii) PES LLC and its consolidated subsidiaries when used in a historical context for any period subsequent to September 8, 2012 and (iii) Philadelphia Energy Solutions Inc., a Delaware corporation and its consolidated subsidiaries, after giving effect to the organizational transactions described under "Organizational Transactions" that will be effected in connection with the closing of this offering.

  •
  "Refining" are to Philadelphia Energy Solutions Refining and Marketing LLC, a Delaware limited liability company through which we operate our refining segment.

  •
  "Logistics" are to North Yard Logistics, L.P., a Delaware limited partnership through which we operate our logistics segment.

  •
  "our Predecessor" means the carve-out operations of the Philadelphia refining complex, which were conducted as part of Sunoco's refining and supply business segment prior to

v

    September 8, 2012, the date on which we acquired the Philadelphia refining complex from Sunoco.

  •
  "Carlyle" are to Carlyle PES, L.L.C., a Delaware limited liability company affiliated with The Carlyle Group.

  •
  "Carlyle Shares" means the (i) number of shares of Class A common stock and Class B common stock beneficially owned by Carlyle and its affiliates through PESC Company and (ii) number of shares of Class A common stock owned by the selling stockholders which are investment funds affiliated with Carlyle.

  •
  "ETP" are to Energy Transfer Partners, L.P., a Delaware limited partnership, and where the context requires, its subsidiaries.

  •
  "PES Equity" are to PES Equity Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of ETP.

  •
  "PES Investors Entities" are to PES Investors I, L.P., PES Investors II, L.P., PES Investors II-A, L.P., PES Investors III, L.P., PES Investors III-A, L.P., PES Investors IV, L.P. and PES Investors V, L.P., each of which is a Delaware limited partnership and each of which will be treated as an association taxable as a corporation for U.S. federal income tax purposes. In connection with the closing of this offering, the selling stockholders will contribute to us 100% of the ownership interests in the PES Investors Entities and the PES Investors Entities will become our wholly owned subsidiaries.

  •
  "selling stockholders" are to Carlyle CEMOF AIV Investors Holdings, L.P., a Delaware limited partnership, and Carlyle CEOF AIV Investors Holdings, L.P., a Delaware limited partnership, which are both affiliates of Carlyle. In connection with the closing of this offering, the selling stockholders will contribute to us their existing membership interests in PES LLC and 100% of the ownership interests in the PES Investors Entities, in exchange for (i) 17,816,180 shares of Class A common stock, of which 3,384,194 shares are being offered to the public by the selling stockholders, and (ii) the Cash Balance Notes (as defined and described in "Prospectus Summary—Summary of the Organizational Transactions").

  •
  "Sunoco" are to Sunoco, Inc., a Pennsylvania corporation, which contributed the Philadelphia refining complex and other refining and logistics assets to us on September 8, 2012, and where the context requires, its subsidiaries. Sunoco is a wholly owned subsidiary of ETP.

  •
  "Sunoco Logistics" are to Sunoco Logistics Partners L.P., a Delaware limited partnership, and, where the context requires, its subsidiaries. Sunoco Logistics is controlled by ETP.

 PROSPECTUS SUMMARY

              This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares of Class A common stock from us and the selling stockholders. Unless otherwise stated, the information relating to our shares of Class A common stock and total shares of common stock outstanding does not take into account the 777,576 shares of restricted Class A common stock to be issued in connection with this offering, including the 463,636 shares of restricted Class A common stock to be issued to our named executive officers, in each case based on the midpoint of the price range set forth on the cover page of this prospectus. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page A-1 of this prospectus.

Philadelphia Energy Solutions Inc.

              Following the completion of this offering, we will be a holding company with two operating subsidiaries, Refining and Logistics, that operate our refining and logistics business segments, respectively. Refining is a merchant refiner and marketer that operates the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility (collectively, the "Philadelphia refining complex") on a 1,300 acre site. The Philadelphia refining complex is the largest refining complex in PADD I and the 10th largest in the United States. Since January 1, 2015, Logistics has operated a crude oil rail unloading terminal with the capacity to unload four crude unit trains per day, or 280,000 bpd (the "North Yard terminal"), which provides certain logistics services to Refining. The North Yard terminal is located adjacent to the Philadelphia refining complex and is the East Coast's largest crude oil rail unloading terminal. The separation of our business into the refining and logistics segments provides flexibility in how we allocate capital and access capital markets, in order to balance the growth of our businesses and the return of capital to our stockholders. We intend to explore growth opportunities in both of our segments, either organically or through third-party acquisitions. These growth opportunities could include investments either upstream, downstream or within our current operations, including opportunities at the Philadelphia refining complex. We are exploring, and will continue to explore, subject to market conditions, an initial public offering of a growth oriented master limited partnership, PES Logistics Partners, L.P. (the "MLP"), that will own a substantial portion of our logistics segment and that will be focused on providing logistics services to Refining and third parties (the "Logistics IPO"). In furtherance of the Logistics IPO, the MLP has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "SEC"). Please see "—Summary of the Organizational Transactions" for a simplified diagram of our ownership structure after giving effect to the organizational transactions, this offering and the Logistics IPO, if consummated.

              Upon our formation, we believed that rapid growth in the production of light, sweet domestic crude oil from developing shale formations such as the Bakken, Eagle Ford and Permian, coupled with relatively static domestic distillation capacity, would create opportunities to secure domestic crude oil at advantaged prices relative to other sources of crude oil. We believe we can continue to capitalize on this development by operating the North Yard terminal, the largest crude oil unloading terminal on the East Coast. In addition, we believe the refined product supply and demand balance in PADD I has become increasingly favorable for us with the closure of numerous refineries that had previously supplied the East Coast. To take advantage of these opportunities, we have made capital investments in a number of organic growth projects discussed below, including the North Yard terminal, and developed a network of supply relationships to transform the Philadelphia refining complex from a facility that primarily relied on waterborne foreign crude oil to one that can receive and process up to 80% domestic crude oil.

              Refining has 335,000 bpd of combined distillation capacity, which accounts for approximately 26% of the PADD I total distillation capacity. Refining is able to capitalize on the recent rise in production of light, sweet domestic crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as the Philadelphia refining complex, and has demonstrated the ability to process up to 275,000 bpd of domestic crude oil. With the North Yard terminal and access to nearby third-party crude oil rail unloading terminals, Refining can receive over 300,000 bpd of domestic crude oil by rail. With its long-term throughput contract with Sunoco Logistics at its Fort Mifflin terminal (the "Fort Mifflin Terminal"), Refining also has the capability to receive and handle more than 300,000 bpd of domestic or foreign crude oil delivered by waterborne vessels. The Philadelphia refining complex produces a full range of transportation fuels, such as gasoline and ultra-low sulfur diesel, as well as other refined products, including home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur. These products are marketed and distributed by truck, rail, pipeline and waterborne vessels throughout population centers in the northeastern United States and by waterborne vessels to international markets.

              Logistics owns and operates the North Yard terminal and currently generates all of its revenue under a ten-year, fee-based commercial agreement with Refining, pursuant to which Logistics charges Refining fees for receiving, handling and transferring crude oil through the North Yard terminal. The commercial agreement is supported by a 170,000 bpd minimum volume commitment, a $1.90 per barrel fee and inflation escalators, which we believe will enhance the stability and predictability of the cash flows we receive from Logistics. Please read "Business—Logistics Business—Commercial Agreement with Refining." Furthermore, we expect Logistics to generate approximately $102.6 million of EBITDA for the twelve months ending March 31, 2016 and $96.4 million of net income. Our forecast of Logistics' EBITDA and net income is based on various assumptions relating to Logistics' business that may be affected by numerous factors outside of our control. Please read "Risk Factors—Risks Related to Our Business" and "Dividend Policy—Estimated EBITDA of Logistics and Estimated Distributable Cash Flow of the MLP for the Twelve Months Ending March 31, 2016."

Competitive Strengths

              We have a number of competitive strengths that we believe will help us to successfully execute our business strategy:

              Refining Assets with Significant Scale and Flexibility.    The Philadelphia refining complex is a large-scale facility with a combined distillation capacity of 335,000 bpd, which makes it the largest refining complex in PADD I and the 10th largest in the United States. The Girard Point and Point Breeze facilities are located adjacent to one another and, as a result, benefit from operating cost efficiencies arising from shared infrastructure and support functions. By blending intermediate product streams from both facilities, Refining can optimize product yields at the Philadelphia refining complex. While the Girard Point and Point Breeze facilities are connected, the primary processing units are each operated autonomously, which enhances the stability of our cash flows.

              Access to Low Cost Domestic Crude Oil.    Over the last several years, domestic production of crude oil has increased significantly, predominantly in the form of light, sweet crude oil which is a preferred feedstock for refineries with cat-cracking configurations such as ours. During this same time period, a crude-by-rail infrastructure developed to provide domestic crude oil producers access to new markets like PADD I. This crude-by-rail infrastructure, including the North Yard terminal, has provided us with access to domestic feedstocks that have been price advantaged relative to foreign crude oil and has improved our competitive position. With price advantaged feedstocks, lower-cost natural gas and a freight advantage relative to European refineries, we are well-situated to competitively supply refined products to PADD I and are often in a position to economically export products, primarily diesel. While we believe that the value of domestic crude oil delivered by rail will continue to provide economic incentive to us to deliver crude oil through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through domestic or foreign waterborne crude oils.

              High-Value Product Slate.    The Philadelphia refining complex is located in PADD I, the largest refined products market in the United States. In the year ended December 31, 2014, PADD I accounted for approximately 34% of combined demand for gasoline, distillate fuel oil, kerosene and jet fuel in the United States. As a merchant refiner with scale, the ability to produce 85% of its refined products as transportation fuels and the flexibility to produce a wide range of high value gasoline and distillate products, Refining is able to optimize its product slate to capture economic opportunities offered by prevailing market conditions in the attractive PADD I market.

              Access to Flexible Logistics.    Refining is able to efficiently source crude oil and deliver refined products to market through its access to an extensive logistics platform. This platform consists of (i) more than 300,000 bpd of unloading capacity at crude oil rail terminals, including the North Yard terminal, and more than 300,000 bpd of unloading capacity at crude oil marine terminals that provide the flexibility to purchase either domestic crude oil delivered by rail or water, or foreign crude oil delivered by water, depending on the relative refining values of various crude oils; (ii) a newly constructed, on-site third-party NGL rail terminal (the "NGL terminal"), 775,000 bbls of NGL storage assets connected by pipeline to the Philadelphia refining complex and rail access to other NGL storage assets that allow Refining to seasonally store, purchase and blend butanes into gasoline and (iii) a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at, or downstream from, the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally.

              Experienced and Proven Management Team.    Our management team is experienced in the operation of refining and logistics assets, as well as the execution of organic growth and acquisition strategies. Several members of our management team have worked together successfully prior to our formation and have a track record of building value in similar businesses, including in the development and sale of Coffeyville Resources, LLC, a predecessor of CVR Energy, Inc. Along with our management team, which averages more than 20 years of industry experience, we benefit from senior-level managers who transitioned from Sunoco as well as individuals with specific technical expertise that were recruited from former Sunoco refineries and other refiners.

Business Strategies

              Our primary business objective is to leverage our strengths to create stockholder value by implementing the following strategies:

              Optimize Crude Oil Supply.    Since our acquisition of the Philadelphia refining complex in September 2012, our management team has developed new supply chains, including the North Yard terminal, which commenced operations in October 2013 and was expanded in October 2014. To complement these sourcing capabilities, we have also invested capital to increase the light crude oil processing capacity at the Philadelphia refining complex to 275,000 bpd. With access to the North Yard terminal, the Fort Mifflin Terminal and other nearby third-party crude oil terminal facilities, we benefit from the ability to source more than 300,000 bpd of domestic crude oil by rail or more than 300,000 bpd of either domestic or foreign crude oil by waterborne vessels. We seek to optimize our production by processing the highest refining value, lowest cost crude oil to maximize earnings.

              Invest in the Operational Flexibility and Earning Capacity of the Philadelphia Refining Complex.    The Philadelphia refining complex was designed to process predominantly light, sweet crude oil. Since

September 2012, we have made $516.3 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments have included $185.9 million of growth capital investments including (i) the construction of the North Yard terminal and subsequent expansion of its capacity to 280,000 bpd to access higher volumes of domestic crude oil, (ii) improvements in the light-ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and (iii) upgrading the metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. In addition, we performed turnarounds at primary processing units (the crude units and FCCs) at Girard Point and Point Breeze in 2013 and 2014, respectively, and the next turnarounds at these units are not scheduled until 2018 and 2019, respectively. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and yield more valuable refined products, such as distillate products.

              Continue to Develop Our Logistics Business.    On January 1, 2015, we created our logistics business segment when the North Yard terminal was contributed to Logistics. We have filed a Registration Statement on Form S-1 with the SEC for the Logistics IPO, which we expect to consummate subsequent to this offering, subject to market conditions. If the Logistics IPO is consummated, we expect to retain 100% of the general partner interest and incentive distribution rights, as well as a significant portion of the limited partner interest in the MLP. We believe that this ownership structure will maximize our incentive and ability to grow and develop our logistics segment. While there can be no assurances that we will consummate the Logistics IPO, in conjunction with consummating that transaction, we would expect to enter into an omnibus agreement that would give the MLP an option to purchase or right of first offer on certain logistics assets that are currently owned by Refining. While there can be no assurances it will do so, the MLP may also pursue opportunities to develop or acquire from third parties other midstream logistics assets that benefit Refining or that provide services to third parties.

              Develop Synergistic Businesses and Assets.    Our assets are located on a 1,300 industrial acre site in Philadelphia, Pennsylvania. The site, a significant portion of which is available for future development, has robust industrial infrastructure and direct access to highways, railways, pipelines and waterways. If pipeline access to production of natural gas and associated NGLs from the nearby Marcellus Shale develops, we believe the Philadelphia refining complex provides opportunities for business ventures that are synergistic with our assets, such as a co-generation power plant, a hydrogen plant and the conversion of one of our existing hydrotreaters into a mild hydrocracker. In addition, we are well situated to build businesses that benefit from inexpensive natural gas as a feedstock, such as petrochemical processing plants.

              Promote Operational Excellence in Reliability and Safety.    We believe that a favorable safety and reliability record, which can be measured and managed similar to all other aspects of our business, inherently impacts profitability. We will continue to emphasize safety in all aspects of our operations. We will continue to devote significant time and resources toward improving the safety, reliability and efficiency of our operations through our commitment to employee training and development programs and to our preventive maintenance programs.

              Maintain an Appropriate Capital Structure with Sufficient Liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and sufficient liquidity to invest in operational efficiencies that we believe will increase the overall earnings and cash flow generated by our business. As of March 31, 2015, we had $389.1 million of cash and cash equivalents, as well as $21.3 million of borrowing availability under the Refining revolving credit facility. In addition, in connection with the closing of this offering, Logistics expects to enter into a five-year, $255.0 million revolving credit facility (the "Logistics revolving credit facility"), which will remain undrawn at closing. We are also a party to an intermediation agreement ("intermediation agreement") with Merrill Lynch Commodities, Inc.

("MLC") that allows us to minimize our investment in working capital at Refining and exposure to inventory price volatility.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Refining Business

              Refining is a merchant refiner that operates the Philadelphia refining complex, which is comprised of the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility. Girard Point and Point Breeze process a mix of predominantly light, sweet crude oils from North Dakota, Texas, West Africa, Canada and other parts of the world. We produce a full range of refined products (including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur) which we market, primarily in the northeastern United States.

Girard Point and Point Breeze

              Girard Point and Point Breeze are adjacent to one another on an approximately 1,300 acre industrial site and benefit from highway, pipeline, rail and dock infrastructure that provides both crude oil sourcing flexibility and access to refined product markets, including an attractive local market, and other major product markets like the New York Harbor. While the Philadelphia refining complex takes advantage of the cost savings associated with shared infrastructure and support functions, Girard Point and Point Breeze are managed by separate, dedicated refinery managers who work in coordination to optimize the combined results of the Philadelphia refining complex. Girard Point is a 190,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, isomerization and alkylation, as well as an aromatics extraction facility that feeds the only cumene unit in PADD I. Point Breeze is a 145,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, alkylation and gasoline desulfurization.

              Sunoco made approximately $1.5 billion in capital investments to upgrade and maintain the Philadelphia refining complex in the six years that preceded our acquisition of the Philadelphia refining complex. From September 8, 2012, the date we acquired the Philadelphia refining complex, through March 31, 2015, we made $516.3 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments included $185.9 million of growth capital for the construction and subsequent expansion of the North Yard terminal to 280,000 bpd to access higher volumes of domestic crude oil, improvements in the light ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and upgraded metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and increase the yield of more valuable refined products, such as distillate products.

Logistics Capabilities

              Refining is able to optimize its business through access to a wide range of logistics assets and infrastructure that facilitate (i) crude oil and other feedstock supply; (ii) blendstock acquisition, storage and handling and (iii) refined product marketing. In the future, we may consider a transfer or sale of certain of these assets owned by Refining to Logistics or a sale of such assets to a third party. In addition, in the event of a Logistics IPO, we expect to enter into an omnibus agreement with the MLP that would provide the MLP with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including an option to purchase the NGL terminal and a right of first offer with respect to certain of Refining's logistics assets. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by the

MLP. For a description of these logistics assets and infrastructure and the MLP's rights to acquire them, please read "Business—Refining Business—Logistics Capabilities."

Products Marketing

              As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize production to capture the economic opportunities offered by the markets. Refining produces a range of products including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur that are marketed primarily in the northeastern United States. The infrastructure described under "Business—Refining Business—Logistics Capabilities" allows Refining to efficiently market and distribute these products throughout PADD I. Our asset base also provides us with the flexibility to quickly adjust production to capture near-term marketing opportunities. With combined hydrotreating capacity of 157,000 bpd, Refining is capable of producing 100% of its distillate streams as ultra-low sulfur diesel. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production from ultra-low sulfur diesel to kerosene, jet fuel or home heating oil. In the case of gasoline, with aggregate alkylation capacity of 26,500 bpd and reformer capacity of 69,000 bpd, Refining can produce 80,000 bpd of high-octane gasoline blending components. As a result, Refining can produce and market more than 50,000 bpd of premium gasoline or shift the production mix to regular gasoline when those product margins are more favorable.

Intermediation Agreement

              On October 7, 2014, Refining entered into the intermediation agreement with MLC, which, along with related ancillary agreements, has the effect of reducing the working capital investment required to operate our refining business and our exposure to inventory price volatility. Pursuant to the terms of the agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude oil feedstock requirements of the Philadelphia refining complex, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions.

              MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of products that MLC purchases from Refining. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intermediation Agreement."

Logistics Business

              On January 1, 2015, we began operating our logistics business as a separate segment upon the contribution of the North Yard terminal to Logistics. Subsequent to this offering, and subject to market conditions, we intend to continue exploring the Logistics IPO, for which the MLP has filed a Registration Statement on Form S-1 with the SEC; however, there can be no assurances that we will consummate the Logistics IPO. In connection with the contribution of the North Yard terminal to Logistics, Refining and Logistics entered into a ten-year, take-or-pay commercial agreement with minimum volume commitments, along with a related service and secondment agreement. The North Yard terminal is the East Coast's largest crude oil rail unloading terminal and is located adjacent to the Philadelphia refining complex. Following an expansion project completed on October 28, 2014, the North Yard terminal currently has unloading capacity of four unit trains per day, or 280,000 bpd based on the current 104-car unit train configuration. If the rail industry moves to more efficient 120-car unit trains, then we expect the capacity of the North Yard terminal will increase.

              The North Yard terminal is integral to Refining's efforts to source domestic crude oil, particularly from the Bakken shale. The North Yard terminal commenced operations on October 23, 2013 and was capable of operating at its initial full capacity by the beginning of November 2013. As a direct result, Refining more than doubled its processing of domestic crude oil in November 2013 as compared to September 2013, running 161,000 bpd versus 76,000 bpd, respectively. When the North Yard terminal expansion was completed on October 28, 2014, the amount of domestic crude oil processed by Refining increased again, reaching 235,000 bpd in December 2014. Throughput at the North Yard terminal increased to 192,000 bpd in December 2014, which exceeds the 170,000 bpd minimum throughput requirement contained in Logistics' commercial agreement with Refining.

Certain Logistics Assets Owned by Refining

              Refining owns and operates logistics assets that are used in the operations of the Philadelphia refining complex. In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third party. In addition, in the event of a Logistics IPO, we would expect to enter into an omnibus agreement with the MLP that would provide the MLP with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including the assets described under "Business—Refining Business—Logistics Capabilities." We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by the MLP.

              We also expect that the MLP would have the ability under the omnibus agreement to cause Refining to exercise its purchase option on the NGL terminal and, upon such exercise, to acquire the NGL terminal and associated real estate rights from Refining at the net book value as of the closing date of the acquisition. We cannot assure you that we will consummate the Logistics IPO or, if the Logistics IPO is consummated, that the omnibus agreement will be entered into on the terms described above. Further, even if the omnibus agreement is entered into, the consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for the MLP's business at that particular time, the parties' ability to agree on a mutually acceptable price, the parties' ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and the MLP's ability to obtain financing on acceptable terms.

Recent Developments

Preliminary Estimate of Selected Second Quarter 2015 Financial Results

              While final financial information and operating data as of and for the three months ended June 30, 2015 are not yet available, management estimates that net income for the three months ended June 30, 2015 is expected to be between $140 million and $150 million and EBITDA for the three months ended June 30, 2015 is estimated to be between approximately $165 million and approximately $175 million. This compares to net income of $47.6 million and EBITDA of $65.9 million for the three months ended June 30, 2014. A reconciliation of estimated EBITDA to estimated net income, the most directly comparable GAAP financial measure is provided below. The single largest contributor in our increase in estimated net income and estimated EBITDA for the three months ended June 30, 2015 as compared to the prior year period is the improvement in the 2-1-1 crack spread. The crack spread was approximately $19.94 per barrel for the three months ended June 30, 2015 compared to approximately $15.39 per barrel for the three months ended June 30, 2014. Estimated net income and estimated EBITDA for the three months ended June 30, 2015 also include a net favorable contribution of approximately $25 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              We have prepared these estimated ranges on a materially consistent basis with net income and EBITDA as presented in "—Summary Historical Consolidated Financial Data" and in good faith based upon our internal reporting process for preparation of our consolidated financial statements. That process is not yet complete for the three months ended June 30, 2015. These estimated ranges are preliminary and unaudited and are subject to change as we complete our reporting process. During the course of the preparation of our consolidated financial statements and related notes for the three months ended June 30, 2015, we may identify items that could cause our final reported results to be materially different from the estimated ranges presented herein. Important factors that could cause actual results to differ materially from our preliminary estimated ranges are set forth under the headings "Risk Factors" and "Forward-Looking Statements." There can be no assurance that our final results for the second quarter will not differ materially from these estimated ranges and those results could fall outside the ranges. Our independent registered public accounting firm has not completed its review of our results for the second quarter of 2015.

              These estimated ranges should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these estimated ranges are not necessarily indicative of the results to be achieved for the remainder of 2015 or any future period. Because we do not expect to complete our review as of and for the three months ended June 30, 2015 until August 2015, our consolidated financial statements and related notes for this period are not expected to be filed with the SEC until after this offering is completed.

              The following table shows the reconciliation of estimated net income to the estimated EBITDA for the three months ended June 30, 2015 and a reconciliation of net income to EBITDA for the three months ended June 30, 2014. The line items in the table for the three months ended June 30, 2015 are estimates and are subject to the qualifications set forth above:

	Three Months Ended June 30, 2015
			Three Months Ended June 30, 2014
	Low Estimate	High Estimate
	(in thousands)
Reconciliation of net income to EBITDA
Net income	$140,000	$150,000	$47,568
Add
Income tax expense (benefit)	837	897	(2,211)
Interest expense, net	12,660	12,660	11,106
Depreciation and amortization	11,086	11,086	9,397

EBITDA	$164,583	$174,643	$65,860

              The following table shows certain balance sheet data as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(in thousands)
Cash and cash equivalents	$418,450	$338,249
Current portion of long-term debt, capital lease and other obligations	14,706	10,856
Long-term debt, capital lease and other obligations	582,013	575,981

              The following table shows certain market indicators and key operating information as of June 30, 2015 and 2014:

	Three Months Ended June 30,
	2015	2014
Market Indicators
(dollars per barrel)
Crack Spreads
Dated Brent (NYH) 2-1-1	$19.94	$15.39
Crude Oil Differentials
Dated Brent less WTI (Brent/WTI Spread)	$3.89	$6.64
Product Crack Spreads
NYMEX RBOB	$22.17	$16.54
NYMEX ULSD	$17.70	$14.24
Platt's Fuel Oil #6 1%	$(9.93)	$(12.20)
Key Operating Information
Crude Oil throughput (barrels per day)
Domestic	236,408	206,714
Discounted foreign	42,447	37,818
Other foreign	28,314	82,528
Total crude oil throughput	307,169	327,061
Other feedstock throughput	7,111	9,801
Crude oil and feedstock throughput (barrels per day)	314,280	336,861
Total crude oil and feedstocks throughput (thousands of barrels)	28,599	30,654

              For a discussion of the market indicators provided above, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Operating Results".

Proposed BOEM Joint Venture

              On June 9, 2015, PES LLC entered into a term sheet with The Globe Resources Group, LLC ("Globe Resources") relating to a proposed joint venture (the "BOEM joint venture") that would combine the businesses of Logistics and Globe Resources' wholly owned subsidiary, BOE Midstream, LLC ("BOEM"). PES LLC is expected to own its interest in the joint venture through a subsidiary of PES Holdings and will own an 85.25% interest in and control the BOEM joint venture. Globe Resources will own the remaining 14.75% interest in the BOEM joint venture.

              BOEM's assets are located in North Dakota and include a 210,000 bpd capacity crude oil loading terminal, 882,000 bbls of tank storage capacity (of which 250,000 bbls of tank capacity is under construction) and a manifest train refined product loading terminal located on a 33-acre site adjacent to the crude oil loading terminal. The BOEM assets also include the Killdeer terminal, which provides 105,000 bbls of tank storage, and a 39-mile, 16-20-inch crude oil pipeline that operates between the Killdeer terminal and the crude oil loading terminal. We currently expect that Refining will contract with or otherwise utilize the crude loading terminal in connection with its purchase of crude to be transported to the Philadelphia refining complex.

              BOEM currently has approximately $175 million of outstanding indebtedness under its revolving credit and term loan facility. We expect that the BOEM joint venture will assume or refinance the credit facility at the closing of the transaction and that such facility will not encumber or restrict the operations of Logistics or the MLP, if the Logistics IPO were consummated. In addition, we do not expect that the BOEM joint venture will contribute any of its assets to the MLP in connection with the Logistics IPO; however, if the BOEM joint venture and the Logistics IPO are consummated, we would expect the MLP to have a right of first offer with respect to any BOEM joint venture assets that generate qualifying income for tax purposes.

              Except for certain exclusivity and confidentiality provisions, the term sheet is a non-binding agreement. We expect that the proposed BOEM joint venture will be completed in the third quarter of 2015; however, the completion of the transaction is subject to various conditions, including, among others, completion of due diligence and approval of definitive agreements by both parties. There can be no assurance that the proposed BOEM joint venture will be completed on the terms described above or at all.

Risk Factors

              Investing in our Class A common stock involves risks that include changes in refining margins, competition, volatile commodity prices and other material factors. For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our Class A common stock, see "Risk Factors" and "Forward-Looking Statements."

 Summary of the Organizational Transactions

              We were formed as a Delaware corporation in February 2015 to serve as the issuer of the Class A common stock offered hereby.

Recapitalization Transactions

              Prior to the completion of this offering, we will enter into a contribution agreement with PESC Company, PES LLC, PES Equity, Carlyle and certain of its affiliates, including the selling stockholders, the PES Investors Entities and certain of our executive and senior management (the "contribution agreement"). The purpose of the contribution agreement is to reorganize our existing ownership structure, as referenced in "—Current Simplified Ownership Structure Before Giving Effect to the Organizational Transactions and This Offering," to the ownership structure necessary to effect the closing of our initial public offering, as referenced in "—Simplified Ownership Structure After Giving Effect to the Organizational Transactions and This Offering." Pursuant to the contribution agreement the following recapitalization transactions will occur and become effective upon the closing of this offering:

  •
  Carlyle, PES Equity and certain of our executive and senior management will contribute all of their existing membership interests in PES LLC to PESC Company, in exchange for limited partner interests in PESC Company and, as a result, PESC Company will be the sole member of PES LLC;

  •
  PES LLC will distribute all of our outstanding capital stock to PESC Company and, as a result, PESC Company will be our sole stockholder;

  •
  PESC Company will make a distribution in kind to Carlyle of a portion of the membership interests in PES LLC; and

  •
  through a series of distributions in kind and contribution transactions, the membership interests in PES LLC owned by Carlyle will be conveyed to the selling stockholders and the PES Investors Entities.

We refer to the above transactions collectively as the "recapitalization transactions".

Offering Transactions

              In addition to the recapitalization transactions set forth above, the following transactions will occur on or prior to the closing of this offering (collectively with the recapitalization transactions, the "organizational transactions"):

  •
  we will amend and restate our certificate of incorporation (as amended and restated, our "certificate of incorporation") to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) convert PESC Company's existing equity interest in us into shares of Class B common stock on a 304 2/3-to-one basis;

  •
  pursuant to the contribution agreement, the selling stockholders will contribute to us their membership interests in PES LLC and 100% of the ownership interests in the PES Investors Entities, in exchange for (i) 17,816,180 shares of Class A common stock and (ii) promissory notes in the aggregate amount of approximately $7.7 million (collectively, the "Cash Balance Notes"), which will be subject to adjustment at maturity on March 15, 2016 such that the amount payable equals the net current assets of the PES Investors Entities;

  •
  the amended and restated limited liability company agreement of PES LLC (as amended and restated, the "PES LLC Operating Agreement") will be amended and restated to, among other things, (i) provide for a single class of common membership interests in PES LLC (the

    "LLC Units"), (ii) convert all of the existing membership interests in PES LLC (which at such time will be owned by us, PESC Company and the PES Investors Entities) into LLC Units and (iii) appoint us as the sole managing member of PES LLC;

  •
  we will issue 11,767,321 shares of our Class A common stock (or 13,532,419 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), in exchange for net proceeds of approximately $181.8 million based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount (or approximately $209.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), and we will use $7.5 million of cash on hand to reimburse PES LLC for the payment of our estimated offering expenses;

  •
  the selling stockholders will sell 3,384,194 shares of their Class A common stock (or 3,891,823 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders), in exchange for net proceeds of approximately $52.3 million based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount (or approximately $60.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders);

  •
  we will use the net proceeds we receive from this offering to purchase 11,767,321 LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

  •
  PESC Company will use the proceeds from the sale of LLC Units to us to distribute $181.8 million to Carlyle, PES Equity and certain members of our management;

  •
  we will adopt the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan providing for certain equity awards to our directors and employees as described under "Compensation Discussion and Analysis—2015 Incentive Award Plan";

  •
  we will enter into (i) a tax receivable agreement with PESC Company, PES LLC, Carlyle, PES Equity and certain members of our management (the "tax receivable agreement"), (ii) a registration rights agreement with PESC Company and the selling stockholders (the "registration rights agreement") and (iii) a stockholders agreement with PESC Company and the selling stockholders (the "stockholders agreement"); and

  •
  Logistics will enter into a five-year, $255.0 million revolving credit facility, which will remain undrawn at closing.

Ownership Following This Offering

              Immediately following the completion of this offering and the organizational transactions:

  •
  the investors in this offering will own 15,151,515 shares of our Class A common stock, representing approximately 19.0% of the voting power of our common stock (or approximately 21.8% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders);

  •
  the selling stockholders will own 14,431,986 shares of our Class A common stock, representing approximately 18.1% of the voting power of our common stock (or 13,924,357 shares, representing approximately 17.5% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders);

  •
  PESC Company will own all our outstanding Class B common stock, representing approximately 62.9% of the voting power of our common stock (or 60.7% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders). The Class B common stock will not have any economic interest in us, which means that PESC Company will not have the right to receive any distributions or dividends, whether cash or stock, paid by us to our common stockholders;

  •
  our assets will consist of (i) our direct ownership of 11,943,341 LLC Units (consisting of (x) 176,020 LLC Units resulting from the conversion of our existing membership interest in PES LLC that we received from the selling stockholders and (y) 11,767,321 LLC Units that we will purchase from PESC Company with the net proceeds from this offering, in each case as described above under "—Offering Transactions"), representing a 15.0% interest in PES LLC, and (ii) our ownership of the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% interest in PES LLC, and we, as the sole managing member of PES LLC, will operate and control the business and affairs of Refining and Logistics; and

  •
  PESC Company will own 50,182,064 LLC Units, which will represent the remaining 62.9% interest in PES LLC. At the election of PESC Company, the LLC Units owned by PESC Company are redeemable in exchange for newly issued shares of our Class A common stock on a one-for-one basis (and PESC Company's shares of Class B common stock will be cancelled on a one-for-one basis upon any such redemption). In lieu of issuing shares of our Class A common stock to PESC Company, subject to the approval of our board of directors, which will include directors who are affiliated with PESC Company, we may, at our option, make a cash payment to PESC Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement."

              For more information regarding our structure and the organizational transactions, see "Organizational Transactions." For more information regarding the PES LLC Operating Agreement, the tax receivable agreement, the stockholders agreement, the contribution agreement and the registration rights agreement, see "Certain Relationships and Related Party Transactions."

Current Simplified Ownership Structure Before Giving Effect to the Organizational Transactions and This Offering

              The following simplified diagram sets forth our current ownership structure before giving effect to the organizational transactions and this offering:

Simplified Ownership Structure After Giving Effect to the Organizational Transactions and This Offering

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions and this offering:

Carlyle PES, L.L.C. ("Carlyle")
PES Equity Holdings, LLC ("PES Equity")
Management
PESC Company GP, LLC ("PESC Company GP")
LP Interest
LP Interest
LP Interest
Non-economic general partner interest
Selling Stockholders(1)
Public(1)
PESC Company, LP ("PESC Company")
Class A Common Stock (18.1% voting interest; 48.8% economic interest)
Class A Common Stock (19.0% voting interest; 51.2% economic interest)
Class B Common Stock (62.9% voting interest; non-economic interest)
62.9% economic interest; Redemption Rights
Philadelphia Energy Solutions Inc.
NYSE: PESC
37.1% economic interest(2)
Philadelphia Energy Solutions LLC ("PES LLC")
100% membership interest
PES Holdings, LLC
100% membership interest
100% membership interest
PESRM Holdings, LLC
99.99% membership interest
100% limited partner interest
North Yard GP, LLC
0.01% membership interest
Non-economic general partner interest
Philadelphia Energy Solutions Refining and Marketing LLC(3) ("Refining")
North Yard Logistics, L.P.(4) ("Logistics")
100% membership interest
Philadelphia Refining Complex
PES Administrative Services, LLC
North Yard Terminal

(1)
The public, the selling stockholders and PESC Company will own 21.8%, 17.5% and 60.7% of our voting interests, respectively, and the public and selling stockholders will own 55.6% and 44.4% of our economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders. The selling stockholders are Carlyle CEMOF AIV Investors Holdings, L.P., a Delaware limited partnership, and Carlyle CEOF AIV Investors Holdings, L.P., a Delaware limited partnership, which are both affiliates of Carlyle.

(2)
Represents our economic interest in PES LLC owned directly and indirectly through the PES Investors Entities. As described above in "—Offering Transactions," following this offering, we will own 100% of the ownership interests in the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% economic interest in PES LLC.

(3)
Borrower under the Refining term loan and Refining revolving credit facility and a party to the intermediation agreement.

(4)
Borrower under the Logistics revolving credit facility.

Simplified Ownership Structure After Giving Effect to the Organizational Transactions, This Offering and the Logistics IPO

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions, this offering and the Logistics IPO, if consummated:

Carlyle PES, L.L.C.
("Carlyle")
PES Equity Holdings, LLC
("PES Equity")
Management
PESC Company GP, LLC
("PESC Company GP")
LP Interest
LP Interest
LP Interest
Non-economic
general partner interest
Selling Stockholders(1)
Public(1)
PESC Company, LP
("PESC Company")
Class A Common Stock
(18.1% voting interest; 48.8% economic
interest)
Class B Common Stock
(62.9% voting interest; non-economic
interest)
Class A Common Stock
(19.0% voting interest; 51.2%
economic interest)
62.9% economic interest;
Redemption Rights
Philadelphia Energy Solutions Inc.
NYSE: PESC
37.1% economic interest(2)
Philadelphia Energy Solutions LLC
("PES LLC")
100%
membership interest
PES Holdings, LLC
100%
membership interest
100%
membership interest
PES Logistics GP, LLC
Incentive Distribution Units
Public
PESRM Holdings, LLC
99.99%
membership
interest
Common Units
Subordinated Units
Non-economic general
partner interest
Common Units
0.01%
membership interest
PES Logistics Partners L.P.(4)
("MLP")
Philadelphia Energy Solutions
Refining and Marketing LLC(3)
("Refining")
100%
membership interest
100% membership interest
55%
limited partner
interest
45%
limited partner
interest
North Yard GP LLC
Philadelphia
Refining
Complex
PES Administrative
Services, LLC
Non-economic general
partner interest
North Yard Logistics, L.P.
("Logistics")
North Yard
Terminal

(1)
The public, the selling stockholders and PESC Company will own 21.8%, 17.5% and 60.7% of our voting interests, respectively, and the public and selling stockholders will own 55.6% and 44.4% of our economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders. The selling stockholders are Carlyle CEMOF AIV Investors Holdings, L.P., a Delaware limited partnership, and Carlyle CEOF AIV Investors Holdings, L.P., a Delaware limited partnership, which are both affiliates of Carlyle.

(2)
Represents our economic interest in PES LLC owned directly and indirectly through the PES Investors Entities. As described above in "—Offering Transactions," following this offering, we will own 100% of the ownership interests in the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% economic interest in PES LLC.

(3)
Borrower under the Refining term loan and Refining revolving credit facility and a party to the intermediation agreement.

(4)
Within 15 days following the closing of the Logistics IPO, we expect that the MLP will become the borrower under the Logistics revolving credit facility.

Our Sponsors

              PES LLC is a joint venture originally formed among Carlyle, PES Equity (as successor-in-interest to Sunoco) and members of our management to own and operate the Philadelphia refining complex and the North Yard terminal.

              The Carlyle Group (NASDAQ: CG) is a global alternative asset manager with $193 billion of assets under management across 130 funds and 151 fund of funds vehicles as of March 31, 2015. The Carlyle Group's purpose is to invest wisely and create value on behalf of its investors, many of whom are public pensions. The Carlyle Group invests across four segments—Corporate Private Equity, Real Assets, Global Market Strategies and Investment Solutions—in Africa, Asia, Australia, Europe, the Middle East, North America and South America. The Carlyle Group has expertise in various industries, including: aerospace, defense & government services, consumer & retail, energy, financial services, healthcare, industrial, real estate, technology & business services, telecommunications & media and transportation. The Carlyle Group employs more than 1,650 people in 40 offices across six continents.

              PES Equity is an indirect wholly owned subsidiary of ETP. ETP is a publicly traded master limited partnership that owns and operates a diversified portfolio of energy assets, including interstate and intrastate natural gas, NGLs, refined products and crude oil pipelines; natural gas storage, treating and conditioning facilities; natural gas processing plants and retail gasoline stations.

Corporate Information

              Our principal executive offices are located at 1735 Market Street, 10th Floor, Philadelphia, Pennsylvania 19103, and our telephone number is (215) 339-1200. Our website is located at www.pes-companies.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

 The Offering

Issuer	Philadelphia Energy Solutions Inc.
Class A common stock offered by us	11,767,321 shares (or 13,532,419 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).
Class A common stock offered by the selling stockholders	3,384,194 shares (or 3,891,823 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).
Class A common stock outstanding after this offering(1)	29,583,501 shares (or 31,348,599 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).
Class B common stock outstanding after this offering

50,182,064 shares (or 48,416,966 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), all of which will be owned by PESC Company.

Voting power in us held by investors in this offering	19.0% (or 21.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).
Voting power in us held by the selling stockholders after this offering	18.1% (or 17.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders).
Voting power in us held by PESC Company after this offering	62.9% (or 60.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders).
Ratio of shares of Class A common stock to LLC Units

Our certificate of incorporation and the PES LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned, directly and indirectly, by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) PES LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned, directly and indirectly, by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by PESC Company and the number of LLC Units owned by PESC Company. This construct is intended to result in PESC Company having a voting interest in us that is identical to its percentage economic interest in PES LLC. PESC Company will own all of our outstanding Class B common stock.

Use of proceeds	We expect to receive net proceeds of approximately $181.8 million from the sale of shares of Class A common stock offered by us pursuant to this prospectus based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount. We will use $7.5 million of cash on hand to reimburse PES LLC for the payment of our offering expenses. We intend to use $181.8 million of the net proceeds we receive from this offering to purchase 11,767,321 LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. We will use the net proceeds we receive from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us to purchase LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount.
We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders (including any shares sold pursuant to the underwriters' option to purchase additional shares of Class A common stock from such selling stockholders).
PESC Company will use the proceeds from the sale of LLC Units to us to distribute $181.8 million to Carlyle, PES Equity and certain members of our management. See "Use of Proceeds."
Voting rights	Each share of our Class A common stock and our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law, our certificate of incorporation or our amended and restated bylaws (our "bylaws"). See "Description of Capital Stock."
Redemption rights of holders of LLC Units	PESC Company, from time to time following this offering, may require PES LLC to redeem all or a portion of the LLC Units owned directly or indirectly by PESC Company in exchange for newly issued shares of our Class A common stock on a one-for-one basis. In lieu of issuing shares of our Class A common stock to PESC Company, subject to the approval of our board of directors, which will include directors who are affiliated with PESC Company, we may, at our option, make a cash payment to PESC Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement." Shares of our Class B common stock owned by PESC Company will be cancelled on a one-for one basis upon the redemption of LLC Units owned by PESC Company as described above in accordance with the terms of the PES LLC Operating Agreement.

Registration rights agreement

Pursuant to the registration rights agreement, we will, subject to the terms and conditions thereof, agree to register the resale under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of our Class A common stock owned by the selling stockholders following the closing of this offering and the shares of Class A common stock that are issuable to PESC Company upon the redemption of its LLC Units as described above under "—Redemption rights of holders of LLC Units." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Dividend policy

We currently intend to pay quarterly cash dividends of approximately $0.10 per share on our Class A common stock following this offering, commencing after the completion of the third quarter of 2015. The declaration, amount and payment of our expected quarterly dividends will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends. Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our subsidiaries' organizational agreements, debt agreements and the intermediation agreement, and such other factors as our board of directors may deem relevant. In addition, because we will be a holding company following the completion of this offering our ability to pay cash dividends to holders of our Class A common stock will be affected by our subsidiaries' ability to pay cash dividends to us. See "Dividend Policy."

Controlled company	Following this offering we will be a "controlled company" within the meaning of the corporate governance rules of the NYSE. See "Management—Board Composition."
Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1.8% of the shares of Class A common stock being offered by this prospectus for sale to our directors, director nominees and certain employees. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See "Underwriting—Directed Share Program."

Tax receivable agreement

We will enter into the tax receivable agreement with PESC Company, PES LLC, Carlyle, PES Equity and certain members of our management that will provide for the payment by us to PESC Company, or to the owners of the limited partner interests in PESC Company, of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) increases in tax basis resulting from any redemptions of LLC Units described above under "—Redemption rights of holders of LLC Units" or any prior sales of interests in PES LLC and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" for a discussion of the tax receivable agreement.

Risk factors	For a discussion of factors you should consider before buying the shares, see "Risk Factors."
Exchange listing	Our Class A common stock has been approved for listing on the NYSE under the symbol "PESC."

(1)
In this prospectus, the number of shares of our Class A common stock and common stock to be outstanding excludes 5,982,417 shares of our Class A common stock to be reserved for future issuance under the Incentive Award Plan, including a total of 463,636 and 313,940 shares of restricted Class A common stock to be granted to our named executive officers and other employees, respectively, in connection with the closing of this offering. See "Compensation Discussion and Analysis—Actions in Connection with this Offering."

 Summary Historical Consolidated Financial Data

              The following table presents the summary historical consolidated financial data of PES LLC and our Predecessor. The summary historical consolidated financial data as of and for the years ended December 31, 2014 and 2013 and for the periods from September 8, 2012 to December 31, 2012 and January 1, 2012 to September 7, 2012, have been derived from audited financial statements of PES LLC and our Predecessor, included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2012 have been derived from the audited financial statements of PES LLC not included in this prospectus, and the summary historical consolidated financial data as of September 7, 2012 have been derived from the audited financial statements of our Predecessor not included in this prospectus. The summary historical consolidated financial data as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, have been derived from the unaudited consolidated financial statements of PES LLC included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

              Upon the closing of this offering, the historical consolidated financial statements of PES LLC will become the historical consolidated financial statements of Philadelphia Energy Solutions Inc.

              The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PES LLC and our Predecessor and the related notes thereto, included elsewhere in this prospectus, and the sections entitled "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial information may not be indicative of our future performance.

	Successor					Predecessor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012
	(in thousands)					(in thousands)

Consolidated statements of operations data:
Net sales	$1,874,622	$2,961,281	$13,250,883	$13,627,620	$4,552,022	$9,961,884
Operating costs and expenses
Cost of sales, excluding depreciation	1,640,224	2,764,620	12,393,541	13,185,363	4,238,775	9,436,608
Operating expenses, excluding depreciation	140,756	132,908	502,205	422,506	119,637	273,066
Impairment of inventory	—	—	49,290	—	11,533	—
General and administrative expenses	27,230	22,501	81,068	72,245	24,722	44,913
Depreciation and amortization expense	16,862	7,768	37,646	23,201	2,171	12,597

Total operating costs and expenses	1,825,072	2,927,797	13,063,750	13,703,315	4,396,838	9,767,184

Operating income (loss)	49,550	33,484	187,133	(75,695)	155,184	194,700
Other (expense) income
Interest expense, net	(12,637)	(10,886)	(46,822)	(30,975)	(571)	—
Other (expense) income	(256)	310	1,565	3,631	(14,815)	—

Income (loss) before income tax expense	36,657	22,908	141,876	(103,039)	139,798	194,700
Income tax (expense) benefit	(125)	—	1,752	100	(3,788)	(13,506)

Net income (loss)	$36,532	$22,908	$143,628	$(102,939)	$136,010	$181,194

Consolidated balance sheet data:
Cash and cash equivalents	$389,141	$150,989	$338,249	$127,380	$232,931	$—
Property, plant and equipment, net	549,394	335,178	469,728	298,656	98,782	295,463
Total assets	2,251,706	1,096,868	2,068,629	1,003,165	773,456	548,584
Note payable to affiliate	—	—	—	—	28,179	—
Current portion of long-term debt and capital lease obligation	9,888	6,691	10,856	6,460	—	—
Long-term debt and capital lease obligation	594,034	533,786	575,981	535,236	—	—
Members' equity/parent company net investment	233,914	89,282	209,052	66,642	390,541	422,325
Other financial data:
Capital expenditures	$75,492	$42,553	$140,295	$267,871	$14,060	$25,994
Gross margin	76,780	55,985	317,491	(3,450)	191,439	239,613
Gross refining margin(1)	205,328	196,661	857,342	442,257	313,247	525,276
EBITDA(2)	66,156	41,562	226,344	(48,863)	142,540	207,297

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses and depreciation and amortization expense related to the Philadelphia refining complex and including intercompany charges from the logistics segment, which are eliminated in consolidation. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices.

Gross refining margin should not be considered as an alternative to gross margin, operating income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation since each company may define this term differently. For a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated, please see "Selected Historical Consolidated Financial Data."

(2)
EBITDA is a non-GAAP measure defined as net income (loss) excluding interest expense, income tax (expense) benefit and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

  •
  EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

  •
  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

  •
  EBITDA does not reflect our tax expense.

  EBITDA should not be considered as an alternative to operating income (loss), net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. For a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income (loss), please see "Selected Historical Consolidated Financial Data."

RISK FACTORS

              Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this prospectus before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations and cash flows. If that occurs, the trading price of our Class A common stock could decline materially, and you could lose all or part of your investment. The risks and uncertainties discussed below are not the only risks and uncertainties we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Business

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our financial condition, results of operation and cash flows.

              Our earnings, cash flows and liquidity from our refining operations depend primarily on the margin above operating expenses (including the cost of refinery feedstocks, such as crude oil and NGLs that are processed and blended into refined products, as well as regulatory compliance costs such as the costs of generating and obtaining Renewable Identification Numbers ("RINs")) at which we are able to sell refined products. Refining is primarily a margin-based business and, to increase earnings, it is important to maximize the yields of high-value finished products while minimizing the costs of feedstock and operating expenses. When the margin between refined product prices and crude oil and other feedstock costs narrows, our earnings and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. For example, from March 2010 to March 2015, the price for ICE Brent crude oil fluctuated between $46.59 and $126.65 per barrel, while over the same period the price for New York Harbor conventional gasoline fluctuated between $52.19 per barrel and $143.93 per barrel. While an increase or decrease in the price of crude oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes. For a discussion of the impact that the spread between the price of our delivered crude oil and the price of the benchmark crude oil can have on our refining margins, see "—Our results of operations are affected by crude oil price differentials, which may fluctuate substantially." For a discussion of the impact that the costs of generating and obtaining RINs may have on our margins, see "—Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect our operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows."

              Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, fuel oil and other refined products. Such supply and demand are affected by, among other things:

  •
  changes in global and local economic conditions;

  •
  domestic and foreign demand for fuel products, especially in the United States, China and India;

  •
  worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa, Russia and Latin America;

  •
  the level of foreign and domestic production of crude oil and refined products and the volume of crude oil, feedstock and refined products imported into and exported from the United States;

  •
  availability of and access to transportation infrastructure;

  •
  utilization rates of U.S. and European refineries and expansion or contraction of the United States' and Europe's refining capacity;

  •
  the ability and willingness of the members of the Organization of Petroleum Exporting Countries to affect crude oil prices and maintain production controls;

  •
  the U.S. crude oil export ban and the possibility that it is lifted;

  •
  development and marketing of alternative and competing fuels;

  •
  commodities speculation;

  •
  natural disasters (such as hurricanes and tornadoes), accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect the Philadelphia refining complex, the North Yard terminal and our other assets; and

  •
  federal and state government regulations and taxes.

              Our direct operating expenses structure also impacts our earnings. Our major direct operating expenses include employee and contract labor, maintenance, chemicals and catalysts and energy costs. Our predominant variable direct operating cost is energy, which is comprised primarily of fuel and other utility services. The volatility in costs of fuel, principally natural gas and other utility services, principally electricity, used by the Philadelphia refining complex and our other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile and, typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our refining margins, earnings and cash flows. Fuel and other utility services costs constituted approximately 20% and 24% of our total direct operating expenses for the three months ended March 31, 2015 and the year ended December 31, 2014, respectively.

              In addition, Refining is required to maintain certain intermediate product inventories. Our refined product inventory is valued at the lower of cost or market value under the last-in, first-out ("LIFO") inventory valuation methodology. If the market value of our refined product inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales.

              Volatility in refined product prices may also affect the borrowing base under the Refining revolving credit facility. A decline in prices of our refined products will reduce the value of our refined product inventory collateral, if any, or accounts receivable collateral which, in turn, may reduce the amount available for Refining to borrow under the Refining revolving credit facility. Based on our average collateral position since Refining entered into the Refining revolving credit facility, a $1.00 increase or decrease in the price of crude oil would result in a change to the borrowing base of approximately $600,000.

Our results of operations are affected by crude oil price differentials, which may fluctuate substantially.

              The Philadelphia refining complex is configured to process light, sweet crude oils, and our results of operations are affected by crude oil price differentials, which may fluctuate substantially. Prior to our acquisition of the Philadelphia refining complex in September 2012, the Philadelphia refining complex historically processed crude oils that were predominantly foreign waterborne crude oils that priced at a premium to Brent crude oil. However, since our acquisition of the Philadelphia refining complex, we have pursued a strategy of purchasing and refining increasing amounts of low-cost domestic crude oil. With the completion of the North Yard terminal on October 23, 2013, the improvement in efficiency of the light ends handling capabilities of the Point Breeze crude units in the first quarter of 2014 and the expansion of the North Yard terminal in October 2014, we are currently pursuing a strategy to process up to 80% domestic crude oil, much of which we have, and which we expect to continue to, source from the Bakken region in North Dakota and deliver to the North Yard terminal. A barrel of Bakken crude oil has historically traded at a discount relative to a barrel of Brent crude oil. This discount has typically allowed East Coast refiners to purchase Bakken crude oil, delivered to the refinery, at a substantially lower cost as compared to a barrel of delivered Brent crude oil or other alternative light, sweet foreign waterborne crude oil. This Bakken-Brent crude oil price differential has been volatile as a result of various continuing geopolitical events as well as logistical and infrastructure constraints to move crude oil from the Bakken fields into the refining centers of the United States, including the northeastern United States. Between September 30, 2012 and March 31, 2015, the discount at which a barrel of Bakken crude oil traded at Clearbrook, Minnesota relative to the price of a barrel of Brent crude oil trading on the London Intercontinental Exchange ranged from $32.90 to $3.51. A wide price differential benefits refineries, such as the Philadelphia refining complex, that are capable of sourcing and utilizing domestic crude oil that is priced more in line with Bakken crude oil. However, there can be no assurance that we will be able to source and process 80% domestic crude oil or that this favorable price differential will continue, and either of these could, in turn, reduce our operating margins and adversely affect our financial condition, results of operations and cash flows.

During the second half of 2014, both domestic and foreign crude oil prices declined by approximately 50%. Persistently low prices could reduce domestic crude oil production and affect crude oil price differentials and Refining's operating margins which, in turn, would adversely affect our financial condition, results of operations and cash flows.

              During the second half of 2014, global crude oil production continued to increase while demand grew more slowly than expected as global economies continued to recover from recession. On November 27, 2014, OPEC decided to sustain its current production levels, causing the decline in crude oil prices to accelerate. After reaching $72.54 per barrel on December 1, 2014, Brent crude oil declined to $57.33 per barrel on December 31, 2014. Domestic crude oil prices declined at a similar rate, with WTI declining from $69.00 per barrel on December 1, 2014, to $53.27 per barrel on December 31, 2014. Crude oil prices remained at these reduced prices through the first quarter of 2015. The rapid growth in domestic crude oil production in recent years has primarily resulted from increases in shale oil production, including Bakken crude oil. The cost of producing shale oil varies widely, but prevailing crude oil prices may cause current shale oil production to be unprofitable and may curtail future exploration and production of domestic crude oil in higher cost areas. If the growth rate of domestic crude oil production slows, or if domestic crude oil production declines, then the price differential between domestic and foreign crude oil prices may narrow, resulting in higher crude oil costs for the Philadelphia refining complex and lower operating margins for Refining. This, in turn, would adversely affect our financial condition, results of operations and cash flows.

A material decrease in crude oil production in the Bakken region could result in a material decrease in the volume of attractively priced Bakken crude oil processed by Refining.

              During the three months ended March 31, 2015 and the year ended December 31, 2014, the Philadelphia refining complex processed approximately 12.0% and 13.9%, respectively, of the total crude oil produced in the Bakken region. This percentage may rise if we are successful in our strategy to process up to 80% domestic crude oil, much of which we expect to source from the Bakken region. Most of the Bakken crude oil processed by Refining was unloaded at the North Yard terminal. Producers in the Bakken region have outlets for their crude oil in the Midwest, West Coast, East Coast and Gulf Coast refining centers of the United States. The volume of attractively priced Bakken crude oil that Refining processes depends, in part, on the total production in the Bakken region. In addition to the risks related to transporting crude oil discussed below, we may be exposed to production risks in the Bakken region, including:

  •
  the impact of lower crude oil prices on the profitability and production of crude oil, including the potential for significantly lower capital investment in crude oil production;

  •
  the availability of drilling rigs for producers;

  •
  weather-related curtailment of operations by producers and disruptions to truck-gathering operations;

  •
  declines in production due to depletion rates;

  •
  the nature and extent of governmental regulation and taxation, including regulations related to the exploration, production and transportation of shale oil, including hydraulic fracturing, natural gas flaring and rail transportation;

  •
  the development of third-party crude oil gathering systems that could impact the price and availability of crude oil in the area; and

  •
  the anticipated future prices of crude oil and refined products in surrounding markets.

              If, as a result of any of these or other factors, the volume of crude oil available in the Bakken region is materially reduced for a prolonged period of time, the volume of price-advantaged Bakken crude oil delivered to the North Yard terminal and processed by Refining could be materially reduced. Any deterioration of the current favorable conditions would have a material adverse effect on our financial condition, results of operations and cash flows.

Disruption of Refining's ability to obtain an adequate supply of crude oil could reduce our liquidity and increase our costs.

              All of Refining's crude oil requirements are sourced from production in the Bakken shale in North Dakota, the United States Gulf Coast and midcontinent, West Africa and from other foreign sources. The actual amount of foreign crude oil Refining purchases is dependent on market and operating conditions and will vary from quarter to quarter. We are subject to the political, geographic and economic risks attendant to doing business with foreign suppliers. Disruption of production in or transportation from, any of these regions for an extended period for any reason could have a material impact on our financial condition, results of operations and cash flows. We source a substantial amount of crude oil from the Bakken shale and, as a result, we may be disproportionately exposed to the impact of delays or interruptions of supply from that region as discussed below. In the event that one or more of our traditional sources of crude oil supply becomes unavailable, we may not be able to replace it or may be able to do so only at significantly higher prices. In either case, our refining margins would be lower, which could adversely affect our financial condition, results of operations and cash flows. If Refining is unable to obtain a sufficient crude oil supply from MLC or elsewhere, Refining would only have approximately 15 to 20 days of crude oil stored for processing or in transit.

A lifting of the U.S. crude oil export ban could affect crude oil price differentials and Refining's operating margins and have a material adverse effect on our financial condition, results of operations and cash flows.

              Since the 1970s, the United States has restricted the ability of producers to export domestic crude oil. As total crude oil production has increased in the United States in recent years, primarily due to the increase in shale oil production, there have been increasing calls by producers for a lifting of the crude oil export ban. If the export ban were to be lifted or modified to allow significant export of lightly processed domestic crude oil such as condensate, the price of domestic crude oil would likely rise to levels that are comparable to world oil prices, increasing feedstock costs to the Philadelphia refining complex. Deterioration of the current favorable crude oil price differentials between domestic and foreign crude oils may narrow Refining's operating margins and, in turn, have a material adverse effect on our financial condition, results of operations and cash flows.

The risks inherent in our refining and logistics operations could cause disruptions, including unscheduled maintenance or downtime of the Philadelphia refining complex and the North Yard terminal, and could expose us to potentially significant losses, costs or liabilities for which we may not be fully covered by insurance.

              Our operations are subject to significant hazards and risks inherent in refining and logistics operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our facilities, any of which could result in production and distribution difficulties and disruptions, pollution (such as oil spills, etc.), personal injury or wrongful death claims and other damage to our properties and the property of others. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment, pollution or other environmental damage for which we may not be fully insured.

              There is also risk of mechanical failure and equipment shutdowns at the Philadelphia refining complex and the North Yard terminal, both in the normal course of operations and following unforeseen events. In such situations, any undamaged refinery processing units may be dependent on, or interact with, damaged process units and, accordingly, may also be subject to being shut down. In the case of a shutdown of a refinery, the refinery must initiate a start-up process that typically lasts several days. The occurrence of these types of events has and could significantly disrupt Refining's operations and ability to produce and distribute refined products and could in some cases result in significant liabilities. Any sustained disruption could have a material adverse effect on our financial condition, results of operations and cash flows.

We must make substantial capital expenditures on our operating facilities to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations and cash flows could be materially and adversely affected.

              Delays or cost increases related to the engineering, procurement and construction of new facilities, or improvements, maintenance and repairs to our existing facilities and equipment, could have a material adverse effect on our financial condition, results of operations and cash flows. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

  •
  denial or delay in obtaining regulatory approvals and/or permits;

  •
  unplanned increases in the cost of construction materials or labor;

  •
  disruptions in transportation of modular components and/or construction materials;

  •
  severe adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires, spills or train or ship accidents) affecting our facilities and equipment, or those of our vendors and suppliers;

  •
  shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

  •
  market-related increases in a project's debt or equity financing costs; and/or

  •
  nonperformance or force majeure by, or disputes with, our vendors, suppliers, contractors or sub-contractors.

              The Philadelphia refining complex contains many processing units, a number of which have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep it operating at optimum efficiency and in accordance with regulatory requirements. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnarounds for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating and require significant additional capital expenditures. Any one or more of these occurrences could have a significant impact on our business. If we were unable to make up the delays or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial condition, results of operations and cash flows.

The North Yard terminal, which is Logistics' only operating asset, did not commence operations until October 23, 2013, and the expansion of the terminal was not completed until October 2014. The North Yard terminal may fail to operate efficiently or reliably, which could adversely affect our logistics business and our financial condition, results of operations and cash flows.

              The North Yard terminal was constructed in 2013 and commenced operations on October 23rd of that year. We completed a capital project in October 2014 to expand the unloading capacity of the terminal from two to four unit trains per day. It is possible that we will discover issues that adversely impact the terminal's efficient and reliable operations and could adversely affect our financial condition, results of operations and cash flows.

The completion of the Logistics IPO could require Logistics to distribute its available cash to its unitholders, which may negatively impact our financial condition, results of operations and cash flows.

              Subsequent to this offering, and subject to market conditions, we intend to continue exploring the Logistics IPO, as described in "Business—Overview" and "Business—Logistics Business." If the Logistics IPO is consummated and Logistics is no longer wholly owned by us, then the cash flows of Logistics and the MLP may be burdened by a commitment to make distributions to all of Logistics' or the MLP's unitholders, as applicable. Furthermore, our income may be more subject to fluctuations associated with Refining's business, we will not likely be able to amend the commercial agreement between Refining and Logistics in our sole discretion and as a practical matter it may be more difficult for us to pay our intended quarterly cash dividend or declare any dividends at all. In addition, following the Logistics IPO, the general partner of the MLP would owe contractual duties to unaffiliated limited partners in addition to duties to us. Each of the foregoing could adversely affect our financial condition, results of operations and cash flows.

Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect our operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows.

              Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the U.S. Environmental Protection Agency ("EPA") has issued Renewable Fuel Standards ("RFS") implementing mandates to blend renewable fuels into petroleum fuels produced and sold in the United States. We are subject to the RFS, which requires obligated parties to blend renewable fuels, such as ethanol, into petroleum fuels sold in the United States or to purchase RINs from third parties who conduct such blending or are otherwise trading in RINs. Once the EPA sets the compliance levels and demonstration deadline, obligated parties must surrender sufficient RINs to meet their renewable fuel obligations under the RFS. See "Business—Environmental Regulation—Fuel Regulations."

              Refining currently blends renewable fuels and purchases RINs on the open market, as well as certain waiver credits, in order to comply with the RFS. In the future, Refining may be required to generate or purchase additional RINs on the open market and/or waiver credits from the EPA to comply with the RFS. Because of uncertainty surrounding how the EPA will implement proposed regulations, RIN prices remained volatile and increased substantially in early 2013 and, after moderating to some extent, increased again in late 2014. In 2013 and 2014, Refining experienced significantly higher RINs costs than in prior periods, which had a significant impact on our results of operations. We incurred approximately $31.5 million, $116.3 million, $130.4 million and $40.7 million, in RINs costs during the combined period from January 1, 2012 to September 7, 2012 and September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, respectively. We cannot predict the future prices of RINs or waiver credits as the cost of RINs is dependent upon a variety of factors, including the availability of qualifying biofuels and the amount actually blended into transportation fuel, the availability of RINs for purchase, the price at which RINs can be purchased, transportation fuel production levels, final determinations by the EPA of the amount of renewable fuel required to be blended each year and the mix of our petroleum products, each of which can vary significantly from quarter to quarter. Furthermore, our RINs purchase obligation is dependent on our actual shipment of on-road transportation fuels domestically and the amount of blending achieved. If Refining fails to obtain sufficient RINs, or relies on invalid RINs, Refining could be subject to fines and penalties imposed by the EPA. The costs to generate or obtain the necessary number of RINs and waiver credits, and any fines imposed for a failure to do so, could adversely affect Refining's operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows.

If Refining is unable to obtain crude oil supply and/or sell refined products without the benefit of the intermediation agreement with MLC or any other similar agreement, Refining's inventory levels and our exposure to the risks associated with volatile crude oil and refined product prices may increase.

              The intermediation agreement with MLC, which terminates in October 2017, allows Refining to price and take title to all crude oil as it is removed from the tanks and processed at the Philadelphia refining complex. All of the crude oil delivered to the Philadelphia refining complex is handled through the intermediation agreement independent of whether crude oil is sourced from Refining's suppliers or from MLC directly. In addition, Refining sells barrels processed through the Philadelphia refining complex to MLC at the tank after the refining process is complete. This arrangement reduces our exposure to fluctuations in crude oil and refined product prices. If Refining is unable to obtain crude oil supply and/or sell barrels processed through the Philadelphia refining complex through the intermediation agreement or another similar agreement, our exposure to crude oil and refined product price fluctuations may increase as the period between the day Refining establishes a price for crude oil purchases and the day Refining establishes a price for product sales increases. Such increased exposure could also negatively impact our liquidity position due to higher working capital needs and, therefore, could adversely affect our financial condition, results of operations and cash flows.

              In connection with the intermediation agreement, Refining entered into a consulting agreement and ISDA master agreements with MLC and a third party, PES Inventory Company, LLC ("PESIC"), to provide MLC with first loss coverage for amounts due from Refining under the intermediation agreement. To the extent that Refining is unable to enter into similar agreements with a third party in the future providing for first loss coverage, its ability to enter into an intermediation arrangement upon the expiration of the current intermediation agreement may be adversely impacted. Further, if Refining fails to perform its obligations under the consulting agreement, then the intermediation agreement could be terminated. For more detailed information on the terms of the consulting agreement and ISDA master agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intermediation Agreement." In addition, Refining's ability to obtain crude oil pursuant to the intermediation agreement is subject to Refining's continued compliance with its debt obligations. An event of default under the Refining term loan, Refining revolving credit facility or certain other financings we may undertake in the future that continues unremedied beyond the applicable cure or grace period will constitute an event of default under the intermediation agreement with MLC, which would exacerbate the negative impact on our financial condition and cash flows caused by the initial event of default.

Our arrangement with MLC exposes us to MLC-related credit and performance risk.

              Under the intermediation agreement, MLC has agreed to supply and hedge substantially all of our crude oil requirements and to purchase substantially all of the barrels processed through the Philadelphia refining complex. Additionally, we are obligated to purchase all inventories upon termination of the intermediation agreement, which expires in October 2017. Relying on MLC's ability to honor its contractual obligations exposes us to MLC's credit and business risks. An adverse change in MLC's business, results of operations, liquidity or financial condition could adversely affect its ability to perform its obligations, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flows. We will need to renew the intermediation agreement with MLC or replace it with other arrangements to provide the necessary working capital for our business, and our inability to do so could have a material adverse effect on our financial condition, results of operations and cash flows.

Our historical financial statements may not be indicative of future performance.

              The historical financial statements for periods prior to our acquisition of the Philadelphia refining complex presented in this prospectus reflect carve-out financial statements of an operating unit of Sunoco, which we acquired on September 8, 2012. Prior to our acquisition of the Philadelphia refining complex, we had no history of operating the assets associated with this operating unit, and we now operate them as a standalone business. Thus, the historical results presented in the financial statements for the periods prior to September 8, 2012 are not necessarily comparable to our financial statements following September 8, 2012 or indicative of the results for any future period. Additionally, Refining has entered into certain arrangements, including the intermediation agreement with MLC, that result in our working capital needs and operating costs varying from those affecting the assets that were contributed to us by Sunoco. The historical financial information related to periods prior to September 8, 2012 reflects the sale of certain refined products at intercompany transfer prices, as well as intercompany allocations of expenses which may not be indicative of the actual revenues that would have been received and the expenses that would have been incurred had the business been operating as a company independent from Sunoco for the periods presented. In addition, our results of operations for periods subsequent to the closing of this offering may not be comparable to our results of operations for periods prior to the closing of this offering as a result of certain transactions undertaken in connection with the offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability" for a discussion of factors that affect comparability. As a result, it is difficult to evaluate our historical results of operations to assess our future prospects and viability.

We will be a holding company whose sole asset will be our direct and indirect equity interest in PES LLC. Accordingly, we will be dependent upon distributions from PES LLC for our cash flows.

              Following the completion of this offering, we will be a holding company and will have no material assets other than our direct and indirect equity interest in PES LLC. We have no independent means of generating revenue and our subsidiaries will conduct all of our operations and will own substantially all of our assets. Consequently, our cash flow in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of distributions or otherwise. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the terms of their debt agreements, the intermediation agreement, applicable state limited liability company and partnership laws and other laws and regulations. If our subsidiaries are unable to make distributions to us our cash flows and ability to meet our debt and other obligations, including our obligations to pay any taxes, make any payments under the tax receivable agreement and pay corporate and other overhead expenses, and pay dividends would be adversely affected. See also "—Risks Related to This Offering and Ownership of Our Class A Common Stock—We cannot assure you that we will declare dividends or have the available cash to make dividend payments. Following the completion of this offering, we will be a holding company that depends upon cash from our subsidiaries to pay dividends in the future."

We have incurred losses in the past and may incur losses in the future. If we incur losses over an extended period of time, the value of our common stock could decline.

              We experienced losses in previous periods and we may not be profitable in future periods. A lack of profitability could adversely affect the price of our Class A common stock and our liquidity. We may not continue to remain profitable, which could impair our ability to complete future financings and have a material adverse effect on our financial condition, results of operations and cash flows.

Our limited operating history makes it difficult to evaluate our current business and future prospects. If we are unsuccessful in executing our business strategy, our business and operating results will be adversely affected.

              PES LLC was formed in June 2012, and we acquired the Philadelphia refining complex in September 2012. Therefore, we have a limited operating history and track record in executing our business strategy. Our future success depends on our ability to execute our business strategy effectively. Our limited operating history may make it difficult to evaluate our current business and future prospects. We may not be successful in operating the Philadelphia refining complex or any other properties we may acquire in the future. In addition, we have encountered and will continue to encounter risks and difficulties frequently experienced by new companies, and specifically companies in the oil refining industry. If we do not manage these risks successfully, our financial condition, results of operations and cash flows will be adversely affected.

Refining is subject to interruptions of supply as a result of its reliance on railroads for transportation of domestic crude oil and, consequently, Logistics is subject to declines in volumes unloaded at the North Yard terminal.

              Rail transportation serves as a critical link in the supply of domestic crude oil production to U.S. refiners, especially for crude oil from regions such as the Bakken that are not sourced near pipelines or waterways that connect to all of the major U.S. refining centers. Much of the domestic crude oil processed by the Philadelphia refining complex is received by railroad and unloaded at the North Yard terminal. If the ability to transport crude oil by rail is disrupted because of accidents, weather interruptions, governmental regulation, congestion on rail lines, terrorism, other third-party action or casualty or other events, then Refining could experience an interruption of supply or delivery or an increased cost of receiving crude oil, and Logistics could experience a decline in volumes unloaded at the North Yard terminal. In addition, any derailment involving crude oil en route to the Philadelphia refining complex may result in claims being brought against us that may involve significant liabilities. High-profile accidents involving crude oil unit trains carrying crude oil from North Dakota's Bakken region in Quebec, Alabama, Pennsylvania, Virginia and West Virginia, and more recently in Illinois and North Dakota, have led to increased legislative and regulatory scrutiny over the safety of transporting crude oil by rail. Recent commuter rail accidents in the region have also raised concerns regarding the safety of rail infrastructure. Various industry groups and government agencies have implemented and are considering additional new railcar standards, railroad operating procedures and other regulatory requirements. Changing operating practices, as well as potential new regulations on tank car standards and shipper classifications, could increase the time required to move crude oil from production areas to the Philadelphia refining complex, increase the cost of rail transportation and decrease the efficiency of our receipts of crude oil by rail, any of which could materially reduce the volume of crude oil delivered by rail to the Philadelphia refining complex and adversely affect our financial condition, results of operations and cash flows. For a discussion of recent regulatory developments regarding the shipment of crude oil by rail and the associated risks to our operations, please see "Business—Rail Safety."

Our results of operations are affected by refined product crack spreads, which are currently more correlated to Brent crude oil prices than domestic crude oil.

              The Philadelphia refining complex produces a range of refined products that are predominantly sold in the northeastern United States, and the selling prices are generally based on New York Harbor posted prices. Because PADD I of the United States is a net import market for gasoline, which accounts for approximately 45% of our production, these New York Harbor prices have historically been more correlated to prices of Brent crude oil than to WTI, Bakken or other grades of U.S. crude oil. If production of domestic crude oil and refined products continues to grow, New York Harbor gasoline product prices may become more correlated with domestic crude oil prices, and this may have the effect of reducing Refining's refined product crack spreads, which, in turn, could have a material adverse effect on our financial condition, results of operations and cash flows.

Refining is subject to interruptions of supply and distribution as a result of its reliance on pipelines for refined products.

              The Philadelphia refining complex delivers a portion of its refined products through pipelines owned by third parties. Refining could experience an interruption of delivery, or an increased cost of delivering refined products to market, if the ability of these pipelines to deliver refined products is disrupted because of accidents, weather interruptions, governmental regulation, a change in service, terrorism, other third-party action or casualty or other events. While the Philadelphia refining complex can distribute refined products by water and directly access the New York Harbor market, which is one of the largest refined product markets in the world, a disruption in the third-party pipeline system could result in an increase in the cost of product distribution and therefore lower refining margins.

              In addition, due to the common carrier regulatory obligation applicable to interstate oil pipelines, capacity must be prorated among shippers in an equitable manner in accordance with the tariff then in effect in the event there are nominations in excess of capacity. Therefore, nominations by new shippers or increased nominations by existing shippers may reduce the capacity available to Refining. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that Refining relies upon for transportation of refined products could have a material adverse effect on our financial condition, results of operations and cash flows.

Refining's arrangements with subsidiaries of ETP, expose us to credit and performance risk related to such counterparties.

              Sunoco has indemnification obligations to us pursuant to the agreements entered into in connection with our acquisition of the Philadelphia refining complex, including obligations to indemnify us for certain legacy environmental matters related to the Philadelphia refining complex, and PES Equity has guaranteed the performance of all of Sunoco's obligations under all of these agreements. Relying on Sunoco's ability to honor its indemnity obligations and on PES Equity's ability to honor its guaranty obligations exposes us to Sunoco's and PES Equity's respective credit and business risks, as well as the credit and business risk of ETP. An adverse change in the business, results of operations or financial condition of Sunoco, PES Equity or ETP could adversely affect their respective ability to perform their respective obligations, which could consequently have a material adverse effect on our financial condition, results of operations and cash flows.

Refining's arrangements with Sunoco Logistics and its subsidiaries expose us to performance risk related to such entities.

              Refining has several long-term contracts with Sunoco Logistics pursuant to which logistics and other services are provided to the Philadelphia refining complex. Refining also relies on the use of facilities and pipelines owned and operated by Sunoco Logistics to distribute a portion of its refined products, and has an agreement with Sunoco Logistics to purchase domestic crude oil at market-based rates. For a description of the various arrangements we have with Sunoco Logistics, see "Certain

Relationships and Related Party Transactions—Agreements with Sunoco Logistics." Relying on the ability of Sunoco Logistics to honor its obligations exposes us to the business risks faced by Sunoco Logistics. An adverse change in the business, results of operations, regulatory status or financial condition of any of Sunoco Logistics could adversely affect its ability to satisfy its obligations to us, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flows.

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

              If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations, comply with certain deadlines related to environmental regulations and standards or pursue our business strategies, any of which could have a material adverse effect on our results of operations or liquidity. We have substantial short-term capital needs and may have substantial long-term capital needs. Our short-term working capital needs are primarily related to financing changes in those portions of Refining's refined product inventory not included in the intermediation agreement and accounts receivable and accounts payable. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at Girard Point and Point Breeze and to complete our routine and normally scheduled maintenance, regulatory and security expenditures. We currently expect the next major turnarounds (the crude units and FCCs) of Girard Point and Point Breeze to occur in 2018 and 2019, respectively, and we have budgeted approximately $58 million and $74 million, respectively, of capital for turnarounds. The Philadelphia refining complex is expected to have reduced throughputs during major turnarounds. In addition there generally will be turnarounds of smaller processing units each year and, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities and reduce operational, safety and environmental risks. We may incur substantial compliance costs in connection with any new environmental, health and safety regulations as described in "—We may incur significant liability under, or costs and capital expenditures to comply with, environmental, health and safety regulations, which are complex and change frequently." In addition, based on the proposed Tier 3 gasoline sulfur standards, we anticipate incurring approximately $100 million to $125 million of capital expenditures to install controls in order to meet the anticipated new standards. As a result, we will need to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our capital needs. Our liquidity and the covenants imposed by our debt agreements will affect our ability to satisfy any of these needs.

Competition from companies having greater financial and other resources than we do could materially and adversely affect our financial condition, results of operations and cash flows.

              Our refining operations compete with domestic refiners and marketers in the PADD I region of the United States, as well as with domestic refiners in other PADD regions and foreign refiners and trading companies that import products into the United States. In addition, Refining competes with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our customers. Certain of our competitors have larger or more complex refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than we do and have access to proprietary sources of controlled crude oil production. Unlike these competitors, we obtain all of our feedstocks from unaffiliated sources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

              Newer or upgraded refineries will often be more efficient than the Philadelphia refining complex, which may put us at a competitive disadvantage. While we have taken significant measures to maintain and upgrade units in the Philadelphia refining complex by installing new equipment and repairing equipment to improve our operations, these actions involve significant uncertainties because upgraded equipment may not perform at expected throughput levels, the yield and product quality of new equipment may differ from design specifications and modifications may be needed to correct equipment that does not perform as expected. Any of these risks associated with new equipment, redesigned older equipment or repaired equipment could lead to lower revenues or higher costs or otherwise have an adverse effect on our financial condition, results of operations and cash flows. Over time, the Philadelphia refining complex may become obsolete, or be unable to compete, because of the construction of new, more efficient facilities by our competitors.

The geographic concentration of our operations creates significant exposure to the risks of the local economy and other local adverse conditions.

              Because the Philadelphia refining complex is located in Philadelphia, Pennsylvania we primarily market our refined products in the northeastern United States. As a result, we are more susceptible to regional economic conditions than the operations of our more geographically diversified competitors, and any unforeseen events or circumstances that affect our operating area could also materially adversely affect our revenues. These factors include, among other things, changes in the economy, weather conditions, demographics and population, increased supply of refined products from competitors, reductions in the supply of crude oil and declines in the use of refined products we produce and market.

              Should the supply/demand balance shift in our region as a result of changes in the local economy discussed above, an increase in refining capacity, a decrease in demand of refined products or other reasons, we may have to deliver refined products to customers outside of the region and thus incur considerably higher transportation costs, resulting in lower refining margins. Such changes in market conditions could have a material adverse effect on our financial condition, results of operations and cash flows.

Logistics may not be able to increase its third-party revenue significantly or at all due to competition and other factors, which could limit its ability to grow and extend its dependence on Refining.

              Part of our growth strategy includes the potential of diversifying Logistics' customer base by acquiring or developing new assets. Our ability to generate any third-party revenue from our logistics business is subject to numerous factors beyond our control, including competition from third parties, the development of new infrastructure and services, the expansion of distribution capabilities of the North Yard terminal beyond the Philadelphia refining complex and the extent to which new or existing infrastructure has available capacity when third-party customers require it.

              Logistics has not provided any rail unloading services to third parties, and we can provide no assurance that Logistics will be able to attract any material third-party service opportunities in the future, including in the event of a temporary or permanent disruption in operations at the Philadelphia refining complex. Logistics' efforts to attract new unaffiliated customers may be adversely affected by (i) its relationship with Refining, (ii) its desire to provide services pursuant to fee-based contracts, (iii) operational requirements of the Philadelphia refining complex that rely upon Logistics to supply a significant portion of their crude oil requirements and (iv) our expectation that Refining will continue to utilize substantially all of the available capacity of the North Yard terminal. Logistics' potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, Logistics will need to establish a reputation among its potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

We may not be able to obtain funding on acceptable terms or at all because of volatility and uncertainty in the credit and capital markets. This may hinder or prevent us from meeting our future capital needs.

              Global financial markets and economic conditions have been, and may again be, disrupted and volatile due to a variety of factors, including uncertainty in the financial services sector, low consumer confidence, continued high unemployment, geopolitical issues, declines in crude oil and other commodity prices and weak economic conditions. In addition, the fixed income markets have experienced periods of extreme volatility that have negatively impacted market liquidity conditions. As a result, the cost of raising money in the debt and equity capital markets has increased substantially at times while the availability of funds from those markets diminished significantly. In particular, as a result of concerns about the stability of financial markets generally and the solvency of lending counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders and institutional investors increase interest rates, enact tighter lending standards, refuse to refinance existing debt on similar terms or at all and reduce or, in some cases, cease to provide funding to borrowers. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. Moreover, without adequate funding, we may be unable to execute our growth strategy, complete future acquisitions, make necessary capital expenditures, fund our working capital requirements take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

Our level of indebtedness may increase and reduce our financial flexibility.

              As of March 31, 2015, we had $539.0 million of debt outstanding under the Refining term loan and no amounts drawn under the Refining revolving credit facility. Additionally, upon the closing of this offering, Logistics expects to enter into the Logistics revolving credit facility and to have $255.0 million of availability thereunder. In the future, we may incur significant additional indebtedness in order to make future acquisitions or to develop our assets. Our level of indebtedness could affect our operations in several ways, including the following:

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  a significant portion of our cash flows could be used to service our indebtedness;

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  a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

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  the covenants contained in our debt agreements will limit our ability to borrow additional funds, dispose of assets, pay dividends or distributions and make certain investments;

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  a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged, and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

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  our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy, changes in regulatory requirements or changes in our industry;

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  a high level of debt may make it more likely that a reduction in our borrowing base following a periodic redetermination could require us to repay a portion of our then-outstanding bank borrowings; and

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  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

              A high level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our equity securities or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

              In addition, the borrowing base under the Refining revolving credit facility is subject to periodic redeterminations. Refining could be forced to repay a portion of borrowings under the Refining revolving credit facility due to redeterminations of the borrowing base. If Refining is forced to do so, Refining may not have sufficient funds to make such repayments. If Refining does not have sufficient funds or is otherwise unable to negotiate renewals of borrowings or arrange new financing, Refining may have to sell significant assets. Any such sale may not be possible given the integrated nature of our operations and could have a material adverse effect on our financial condition, results of operations and cash flows.

              A breach of the covenants in our debt agreements could result in an event of default under the applicable debt. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities. In addition, an event of default under the Refining term loan, Refining revolving credit facility or other future financings that continues unremedied beyond any applicable cure or grace period will constitute an event of default under the intermediation agreement with MLC.

If we are unable to make acquisitions or construct additional assets on economically acceptable terms, our future growth would be limited, and any acquisitions we make or development we undertake may reduce, rather than increase, our cash flows.

              A portion of our strategy to grow our business is dependent on our ability to acquire businesses or assets that increase our cash flow. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of refineries and related assets and gathering, transportation, storage, terminaling and rail loading or unloading assets by industry participants. Should such divestitures fail to materialize, it would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations. If we are unable to make acquisitions because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

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  mistaken assumptions about revenues and costs, including synergies;

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  an inability to successfully integrate the businesses or assets we acquire;

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  the assumption of unknown liabilities;

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  limitations on rights to indemnity from the seller;

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  mistaken assumptions about the overall costs of equity or debt financing;

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  the diversion of management's time and attention from our existing business;

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  unforeseen difficulties operating in new product areas or new geographic areas; and

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  customer or key employee losses at the acquired businesses.

              In addition, we will seek to grow our business through the construction of new assets. The construction of such assets requires significant capital expenditures, which may exceed our resources, and involves numerous regulatory, environmental, political and legal uncertainties. If we undertake the construction of such assets, we may not be able to complete them on schedule, within the budgeted cost or at all.

              We may not be successful in acquiring additional assets, or constructing new assets, and any acquisitions or developments that we do consummate may not produce the anticipated benefits or may have adverse effects on our financial condition, results of operations and cash flows.

The proposed BOEM joint venture is subject to risks and uncertainty and ultimately the joint venture may not be completed as anticipated or it may be completed on adjusted terms. Further, we may be unsuccessful in integrating the operations of Logistics and BOEM and in realizing all or any part of the anticipated benefits from the joint venture.

              On June 9, 2015, PES LLC entered into a term sheet with Globe Resources relating to a proposed joint venture that would combine the businesses of Logistics and Globe Resources' wholly owned subsidiary, BOEM. The terms of the joint venture have not been fully negotiated and are subject to the review, modification and approval of the boards of PES LLC and Globe Resources. We cannot predict the timing or final terms of the joint venture or whether the joint venture will occur at all.

              The joint venture involves numerous risks, including difficulties in the assimilation of the assets and operations of Logistics and BOEM, inefficiencies and difficulties that arise because of unfamiliarity with new assets in a new geographic area and the diversion of management's attention from other business concerns. Unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing any benefits from the joint venture. Following the completion of the joint venture, we may discover previously unknown liabilities associated with BOEM's operations or assets for which we may have no recourse under any applicable indemnification provisions. In addition, entering into a new geographic market may subject us to additional and unfamiliar legal and regulatory requirements that could impose substantial obligations on us and our management, cause us to expend additional time and resources in compliance activities and increase our exposure to penalties or fines for non-compliance with such additional legal requirements. Our failure to successfully integrate the businesses and assets of Logistics and BOEM, minimize any unforeseen operational difficulties of the joint venture and effectively manage the combined operations of Logistics and BOEM could have a material adverse effect on our financial condition, results of operations and cash flows.

A shortage in rail locomotives or railroad crews may adversely affect our financial condition, results of operations and cash flows.

              Transporters of crude oil by rail compete with other transporters of other commodities, such as coal, grain and corn, that ship their product by rail. The increased demand for transportation of crude oil or other products by rail has occasionally caused shortages in available locomotives and railroad crews and delays in delivery. Such shortages and delays may ultimately increase the cost to transport crude-by-rail. Increased costs to ship crude oil by rail as a result of a shortage of locomotives or railroad crews or increased competition resulting in delivery delays could curtail our ability to ship crude-by-rail on economically advantageous terms, which would have an adverse effect on our financial condition, results of operations and cash flows.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

              Our insurance coverage does not cover all potential losses, costs or liabilities and has $10 million in self-insured retentions. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all or if it is available, on restrictive coverage items. The occurrence of an event that is not fully covered by insurance, the failure by one or more insurers to honor its commitments for an insured event or the loss of insurance coverage could have a material adverse effect on our financial condition, results of operations and cash flows.

              If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. We cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal.

              Additionally, our insurance program includes a number of insurance carriers. Significant disruptions in financial markets could lead to a deterioration in the financial condition of many financial institutions, including insurance companies and, therefore, we may not be able to obtain the full amount of our insurance coverage for insured events.

The loss of key personnel could adversely affect our ability to operate.

              We depend on the leadership, involvement and services of a relatively small group of our key management personnel, including our Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in our industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

              As of March 31, 2015, approximately 60% of our employees associated with the operations at the Philadelphia refining complex and North Yard terminal were covered by a collective bargaining agreement that expires September 8, 2015. In July 2015, we entered into a memorandum of understanding with the union to replace the existing collective bargaining agreement with a new bargaining agreement that will expire on September 8, 2019. While we believe we have a satisfactory relationship with the union, we may not be able to renegotiate our collective bargaining agreement on satisfactory terms or at all when such agreement expires. A failure to do so may increase our costs associated with our workforce. Our other employees who are not presently represented by a union may become so represented in the future as well. A work stoppage resulting from, among other things, a dispute over a term or condition of employment applicable to employees who work at the Philadelphia refining complex or North Yard terminal could cause disruptions in our business and negatively impact our financial condition, results of operations and cash flows.

Laws and regulations restricting emissions of greenhouse gases could force us to incur increased capital and operating costs and could have a material adverse effect on our financial condition, results of operations and cash flows.

              In December 2009, the EPA determined that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act, as amended. In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs, and a number of states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the refined products that we produce. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our financial condition, results of operations and cash flows. In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such events were to occur, they could have an adverse effect on our financial condition, results of operations and cash flows. For a discussion of environmental laws and regulations intended to address climate change and their impact on our business and operations, please see "Business—Environmental Regulation—Climate Change."

We could incur significant costs in cleaning up contamination at the Philadelphia refining complex.

              The Philadelphia refining complex has been used for refining activities for many years. Petroleum hydrocarbons and various substances have been released on or under our properties. Sunoco has performed remediation of known soil and groundwater contamination beneath the Philadelphia refining complex for many years, and will continue to perform remediation of this known contamination at its expense until the appropriate regulatory standards have been achieved. While Sunoco has agreed to indemnify us for certain environmental liabilities related to the Philadelphia refining complex that arose from operations prior to our acquisition of the Philadelphia refining complex, and we benefit from covenants not to sue provided by various federal and state authorities relating to certain identified contamination and/or pre-existing contamination at the Philadelphia refining complex predating our period of ownership, any contamination associated with operations subsequent to September 7, 2012 is a liability of ours. For a discussion of the Sunoco indemnity and covenants not to sue, please see "Business—Environmental Regulation—Waste Management and Related Liabilities." Costs for remediation activities are often unpredictable, and there can be no assurance that the future costs will not be material.

              If Sunoco fails to satisfy its obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for remediation expenses and other environmental liabilities. As a result, we may be liable for investigation and remediation costs and other liabilities arising from the operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow.

              In addition, we may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other regulated materials, such as asbestos, benzene, methyl tertiary butyl ether ("MBTE") and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination from our properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental, health and safety regulations, which are complex and change frequently.

              Our operations are subject to federal, state and local laws that regulate the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management, the characteristics and composition of gasoline and diesel, and other matters relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Additionally, the Philadelphia refining complex is the subject of a consent decree with the United States, the City of Philadelphia, the Commonwealth of Pennsylvania and Sunoco, which requires, among other things, reductions in air emissions, the reporting of certain emissions, and the installation of a fenceline monitoring system, data from which is to be made available to the public. We became party to this consent decree in connection with our acquisition of the Philadelphia refining complex. While various compliance obligations remain outstanding, we believe that we are in substantial compliance with the consent decree. We may nevertheless incur significant costs to maintain compliance with applicable federal, state and local laws relating to the protection of the environment, health and safety, including the terms of the consent decree.

              Moreover, our business may result in accidental spills, discharges or other releases of petroleum or hazardous substances into the environment, including at neighboring sites or third-party storage, treatment or disposal facilities. As a result, we are subject to the provisions of the Oil Pollution Act of 1990 (the "Oil Pollution Act") and similar state environmental laws should a spill occur. Among other things, the Oil Pollution Act requires the preparation of an Oil Pollution Act emergency response plan identifying the personnel and equipment necessary to remove, to the maximum extent practicable, a "worst case discharge." To meet this requirement, we will contract with various spill response service companies in the areas in which we transport or store crude oil and refined and other products; however, these companies may not be able to adequately contain a "worst case discharge" in all instances, and we cannot ensure that all of their services will be available for our use at any given time. Many factors that could inhibit the availability of these service providers include, but are not limited to, weather conditions and governmental regulations. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or products into navigable waters.

              Certain environmental laws impose joint and several liability without regard to fault or the legality of the original conduct in connection with the investigation and cleanup of spills, discharges or releases. Though we benefit from covenants not to sue provided by various federal and state authorities relating to certain identified contamination and/or any pre-existing contamination at the Philadelphia refining complex predating our period of ownership, such protections may not be all-encompassing, and any contamination associated with operations subsequent to September 7, 2012 may be a liability of ours. As such, we may be required to pay more than our fair share of such investigation or cleanup. Violations of applicable legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or facility shutdowns. We may therefore be required to make significant capital expenditures or incur increased operating costs or operational changes to achieve compliance with applicable standards.

              We cannot predict the extent to which additional environmental, health and safety legislation or regulations will be enacted or become effective in the future, or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Expenditures or costs for environmental, health and safety compliance could have a material adverse effect on our financial condition, results of operations and cash flows. For a discussion of environmental laws and regulations and their impact on our business and operations, please see "Business—Environmental Regulation."

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

              Our facilities operate under various federal, state and local permits, licenses and approvals that contain prescriptive operating limits and performance standards. Such permits, licenses and approvals require monitoring, record keeping and reporting to demonstrate compliance with their limits and standards. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our refining processes, there may be times when we are unable to meet the standards and terms and conditions of our permits, licenses and approvals due to operational upsets or malfunctions, which may lead to the imposition of fines and penalties or operating restrictions. Furthermore, any renewal permit or license may contain different terms and conditions that would require unplanned or unanticipated costs.

Renewable fuels mandates may reduce demand for the petroleum fuels we produce, which could have a material adverse effect on our financial condition, results of operations and cash flows.

              Pennsylvania law currently requires that all diesel sold in the state for use in internal combustion engines must contain at least 2% biodiesel. Pennsylvania law also currently requires, with limited exceptions, that all gasoline sold or offered for sale in the state must contain the maximum amount of ethanol allowed under federal law for use in all gasoline-powered motor vehicles. On October 13, 2010, the EPA granted a partial waiver raising the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007, and on January 21, 2011, the EPA extended the maximum allowable ethanol content of 15% to apply to cars and light trucks manufactured since 2001. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. The EPA required that fuel and fuel additive manufacturers take certain steps before introducing gasoline containing 15% ethanol ("E15") into the market, including developing and obtaining EPA approval of a plan to minimize the potential for E15 to be used in vehicles and engines not covered by the partial waiver. The EPA has taken several recent actions to authorize the introduction of E15 into the market, including approving, on June 15, 2012, the first plans to minimize the potential for E15 to be used in vehicles and engines not covered by the partial waiver. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase or decrease. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of the Philadelphia refining complex's product pool, potentially resulting in lower earnings and materially adversely affecting our cash flows.

We are subject to regulation by multiple governmental agencies, which could have a material adverse effect on our financial condition, results of operations and cash flows.

              Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by the U.S. Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

We are subject to strict laws and regulations regarding employee and business process safety, and failure to comply with these laws and regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

              We are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could subject us to significant fines or cause us to spend significant amounts on compliance, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If we do not meet all of the requirements for eligibility in the Pennsylvania Keystone Opportunity Zones ("KOZs"), then we will not receive certain KOZ tax credits.

              We are subject to certain income taxes that have a combined effective rate of 6.45%. Because a large portion of our operations are located within the KOZs, we expect to receive certain annual tax benefits, a portion of which are scheduled to expire on December 31, 2020 and a portion of which are scheduled to expire on December 31, 2023. To be eligible for the annual tax credits, we must meet certain eligibility requirements, including a minimum employment level and a minimum capital investment in the KOZs. If we do not receive the KOZ tax credits due to our failure to meet the eligibility requirements, our financial condition, results of operations and cash flows could be adversely affected.

Compliance with and changes in tax laws could adversely affect our performance.

              We are subject to extensive tax liabilities, including federal, state and transactional taxes such as excise, sales/use, payroll, franchise, withholding and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority, which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties. Any such changes in our tax liabilities, including any changes arising from the organizational transactions, could adversely affect our financial condition, results of operations and cash flows.

Our commodity derivative activities may result in period-to-period earnings volatility, limit our potential gains, exacerbate potential losses and involve other risks.

              We may enter into commodity derivative contracts to mitigate risk. For a description of our commodity derivative activities, see "Management's Discussion and Analysis of Financial Condition and Results—Quantitative and Qualitative Disclosures about Market Risk—Price and Basis Risk Management Activities." We do not apply hedge accounting to our commodity derivative contracts and, as a result, unrealized gains and losses are charged to our earnings based on the increase or decrease in the market value of the unsettled position. These gains and losses are reflected in our income statement in periods that differ from when the underlying hedged items (i.e., gross margins) are reflected in our income statement. Such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of the underlying operational performance of our subsidiaries.

              In addition, our hedging arrangements may fail to fully achieve our objective of securing a minimum fixed cash flow stream on the volume of products hedged during the hedge term for a variety of reasons, including our failure to have adequate hedging contracts, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, while intended to reduce the adverse effects of fluctuations in crude oil and refined product prices, such transactions may limit our ability to benefit from favorable changes in margins. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

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  the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

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  accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect the Philadelphia refining complex or the North Yard terminal, or those of our suppliers or customers;

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  changes in commodity prices have a material impact on collateral and margin requirements under our hedging arrangements, resulting in our being subject to margin calls;

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  the counterparties to our futures contracts fail to perform under the contracts; or

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  a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

              As a result, the effectiveness of our risk mitigation strategy could have a material adverse impact our financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk."

              In addition, these risk mitigation activities involve basis risk. Basis risk in a hedging arrangement occurs when the price of the commodity we hedge is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, the NYMEX index used for hedging certain volumes of crude oil or refined products may have more or less variability than the cost or price for such crude oil or refined products. We do not expect to hedge the basis risk inherent in our derivatives contracts.

Recently implemented (and other proposed) regulations connected to the regulatory overhaul of the market for financial derivatives could increase the cost of derivative contracts and/or impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices.

              The U.S. Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 (the "Dodd-Frank Act"). This comprehensive financial reform legislation establishes federal oversight and regulation of the over-the-counter derivatives market and certain entities that participate in that market. The legislation was signed into law by the President on July 21, 2010 and requires the Commodity Futures Trading Commission ("CFTC") and the SEC to promulgate rules and regulations implementing the new legislation.

              Congress passed the Dodd-Frank Act to reduce risk and increase transparency by: (1) pushing risk onto regulated exchanges by imposing trade execution and clearing requirements on certain swaps; (2) requiring registration of certain market intermediaries (e.g. swap dealers) and systemically important entities (major swap participants); and (3) creating robust recordkeeping and reporting regimes for swaps. Specific examples of this new regulatory framework are listed below.

              The Dodd-Frank Act expanded the types of activities involving financial derivatives that may give rise to a requirement to register with the CFTC and the SEC and established new classes of registrants (e.g., swap dealer and major swap participants). We do not believe that our activities currently give rise to, or are likely to give rise to, a requirement to register. However, we will be required to assess our activities in the derivatives markets, and to monitor such activities on an ongoing basis, to identify any potential change in our regulatory status. The financial reform legislation may also require our counterparties to spin off some of their derivatives activities to a separate entity, which entity may not be as creditworthy as the current counterparty.

              The CFTC has issued final rules imposing reporting and recordkeeping requirements on swaps market participants. Such rules are currently effective and could significantly increase operating costs. These additional recordkeeping and reporting requirements may require additional compliance resources and may also have a negative effect on market liquidity, which could negatively impact commodity prices and our ability to hedge our price risks.

              The CFTC has also issued proposed rules to set position limits for futures, options, and swap contracts in certain commodities. These rules, if finalized, would augment, and in some cases potentially trump, existing position limit regimes established by commodities exchanges (e.g. the Chicago Mercantile Exchange). The proposed position limits rules, as currently drafted, will require positions held by entities with greater than 10 percent common ownership or under common control to be aggregated, unless an exemption applies. The proposed rules also include a narrower definition of bona fide hedging. This could affect our ability to enter into derivatives transactions and limit our ability to hedge commercial risk in certain circumstances. Additionally, while the CFTC's proposal would only apply to derivatives on certain energy, metal and agricultural commodities, it is possible that the CFTC may expand such requirements to other types of contracts in the future. It is uncertain at this time, though, whether, when, and to what extent the CFTC's position limits rules will become final and effective.

              Pursuant to a rule finalized by the CFTC in December 2012, certain classes of interest rate swaps and certain classes of index credit default swaps are now subject to mandatory clearing, unless an exemption applies. As of February 2014, many of these interest rate swaps and index credit default swaps are also now subject to mandatory trading on designated contract markets or swap execution facilities. At this time, the CFTC has not proposed any rules designating other classes of swaps for mandatory clearing, but it may do so in the future (e.g., the CFTC has made public statements that it may soon issue a proposal for certain foreign exchange products to be subject to mandatory clearing). Mandatory clearing and trade execution requirements may change the cost and availability of the swaps that we use, and exposes us to the credit risk of the clearing house through which any cleared swap is cleared.

              With respect to any uncleared swaps that we enter into, the CFTC or applicable federal banking regulatory authorities may impose credit support documentation and margin requirements. At this time, rules with respect to the margining of uncleared swaps are in proposed form and therefore the application of those rules to us is uncertain at this time. The CFTC has finalized rules requiring collateral used to margin cleared swaps to be segregated in a manner different from that applicable to the futures market and has finalized other rules allowing parties to an uncleared swap to require that any collateral posted as initial margin be segregated with a third-party custodian. Collateral segregation may impose greater costs on us when entering into swaps.

              Rules promulgated under the Dodd-Frank Act provide further guidance on forward transactions that are forward contracts excluded from the definition of swaps as well as instances where certain option-like characteristics in a physical transaction may cause such transaction to be deemed a swap. In addition, the CFTC's rules applicable to commodity trade options may further impose burdens on our ability to conduct our traditional hedging operations. Under the Commodity Exchange Act, the CFTC is directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including the physical energy and other commodities, and (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. In addition, the exchanges have increased their surveillance and enforcement activity in these areas. Should we violate these laws and regulations, we could be subject to CFTC or exchange enforcement actions and material penalties and sanctions, as well as resulting changes in the rates we can charge and liability to third parties.

              The legislation and any new regulations could significantly increase the cost of derivative contracts (including through restrictions on the types of collateral we are required to post), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks, reduce our ability to monetize or restructure existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable. Finally, if we fail to comply with applicable laws, rules or regulations, we may be subject to fines, cease-and-desist orders, civil and criminal penalties or other sanctions.

Seasonal and severe weather conditions and natural disasters could materially and adversely affect our financial condition, results of operations and cash flows.

              The effects of weather conditions and natural disasters can lead to volatility in the costs and availability of energy and raw materials or negatively impact our operations or those of our customers and suppliers, which could have a significant adverse effect on our financial condition, results of operations and cash flows. For example, demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic, and demand for diesel is affected during summer months due to agricultural work and seasonal demand for home heating oil during winter months. As a result, our operating results may vary substantially by calendar quarter depending on weather and other seasonal factors.

Terrorist attacks, cyber-attacks, threats of war or actual war may negatively affect our financial condition, results of operations and cash flows.

              Terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including threats of war or actual war, may adversely affect our financial condition, results of operations and cash flows. Energy related assets may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for crude oil and Refining's refined and other products. In addition, disruption or significant increases in energy prices could result in government imposed price controls. While we currently maintain insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable or at all.

              We are dependent on technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our respective businesses. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of the Philadelphia refining complex and the North Yard terminal. These information systems are subject to damage or interruption from a number of potential sources including software viruses or other malware, cyber-attacks and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software and emergency recovery processes to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could negatively affect our financial condition, results of operations and cash flows.

Deteriorating business conditions in the United States and worldwide economies may materially adversely affect our financial condition, results of operations and cash flows.

              Our business and profitability are affected by the overall level of demand for our refined products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Downturns in the economy could impact the demand for refined fuels and, in turn, result in excess refining capacity. Refining margins are impacted by changes in domestic and global refining capacity, as increases in refining capacity can adversely impact refining margins, earnings and cash flows. Reduced demand for our refined products may have an adverse affect on our financial condition, results of operations and cash flows.

              Additionally, volatility and disruption in worldwide capital and credit markets and potential deteriorating economic conditions in the United States and globally could affect our revenues and earnings negatively and could have a material adverse effect on our financial condition, results of operations and cash flows. We are indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by economic turmoil have included, or can include, interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our refined products and the inability of customers to pay for our products. All of these events may significantly adversely affect our financial condition, results of operations and cash flows.

Our operations could be disrupted if our critical information systems fail, causing increased expenses and loss of sales.

              Our business is highly dependent on financial, accounting, operational and other data processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, our operations and financial results could be affected adversely. Our systems could also be damaged or interrupted by a security breach, cyber-attack, fire, flood, power loss, telecommunications failure or similar event. Our formal disaster recovery plan may not prevent delays or other complications that could arise from an information systems failure. Further, our business interruption insurance may not compensate us adequately for losses that may occur. Finally, federal legislation relating to cyber-security threats could impose additional requirements on our operations.

Our finance and accounting information systems may fail to operate effectively or as intended, which could adversely affect the reliability of our financial statements.

              We may discover material shortcomings in our finance and accounting information systems and processes, including those that may represent material weaknesses or significant deficiencies in our internal control over financial reporting, that are not currently known to us. Any such defects could adversely affect the reliability of our financial statements.

Product liability claims and litigation could adversely affect our financial condition, results of operations and cash flows.

              Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries caused by the use of or exposure to various products. Failure of our products to meet required specifications could result in product liability claims from our shippers and customers arising from contaminated or off-specification product in commingled pipelines and storage tanks and/or defective quality fuels. There can be no assurance that product liability claims against us would not have a material adverse effect on our financial condition, results of operations and cash flows.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy could have a material adverse effect on our business, results of operations and financial condition.

              Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and distribution markets. We may also be subject to U.S. trade and economic sanctions laws, which change frequently as a result of foreign policy developments, and which may necessitate changes to our crude oil acquisition activities. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to This Offering and Ownership of Our Class A Common Stock

There is no existing market for our Class A common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A common stock may fluctuate significantly, which could cause you to lose all or part of your investment.

              Prior to this offering, there has been no public market for our Class A common stock. Immediately after the closing of this offering, there will be only 29,441,227 publicly traded shares of our Class A common stock. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your Class A common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our Class A common stock and limit the number of investors who are able to buy our Class A common stock.

              The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock that will prevail in the trading market. The market price of our Class A common stock may decline below the initial public offering price. The market price of our Class A common stock may also be influenced by many factors, some of which are beyond our control, including:

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  our operating and financial performance;

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  quarterly variations in our financial indicators, such as gross refining margin, EBITDA, net earnings (loss) per share, net earnings (loss) and revenues;

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  the amount of any dividends we make and our earnings or those of other companies in our industry or other publicly traded corporations;

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  announcements by us or our competitors of significant contracts or acquisitions;

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  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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  speculation in the press or investment community;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  additions or departures of key management personnel;

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  actions by our stockholders;

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  general market conditions, including fluctuations in commodity prices;

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  domestic and international economic, legal and regulatory factors related to our performance;

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  future sales of our Class A common stock by us or other stockholders or the perception that such sales may occur; and

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  other factors described in these "Risk Factors."

              As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

              In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our profitability and reputation.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments. Following the completion of this offering, we will be a holding company that depends upon cash from our subsidiaries to pay dividends in the future.

              We currently intend to pay quarterly cash dividends in an amount equal to approximately $0.10 per share of Class A common stock following this offering, commencing after the completion of the third quarter of 2015. The declaration, amount and payment of our expected quarterly dividends will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends. Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our subsidiaries' organizational agreements, debt agreements and the intermediation agreement, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. As a result, if we do not declare dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. Any dividends that we may declare and pay will not be cumulative.

              Following the completion of this offering, we will be a holding company and all of our operations will be conducted through our subsidiaries. We will not have an independent means of generating revenue and no material assets other than our ownership interest in PES LLC. See "Organizational Transactions." Therefore, we will depend on the earnings and cash flow of PES LLC and our other subsidiaries to meet our obligations, including any indebtedness, tax liabilities and other obligations to make payments. If we do not receive cash distributions or other payments from our subsidiaries, we may be unable to meet our obligations and/or pay dividends.

              PES LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of PES LLC, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of PES LLC. Under the terms of the PES LLC Operating Agreement, PES LLC will be obligated to make tax distributions to its members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments of any dividends and payments under the tax receivable agreement, which we expect could be significant, and any of our other obligations. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We intend, as the sole managing member of PES LLC, to cause PES LLC to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments of any dividends and payments under the tax receivable agreement and any of our other obligations. To the extent we need funds and PES LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the tax receivable agreement and therefore accelerate payments due under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement—Distributions."

              The Refining term loan, the Refining revolving credit facility and the intermediation agreement include a restricted payment covenant, which restricts the ability of Refining to make distributions to us, subject to certain exceptions. We expect that Logistics will be restricted from making distributions to us under the Logistics revolving credit facility if an event of default exists or would be caused thereby. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to equityholders only from profits. For example, our subsidiaries are generally prohibited under Delaware law from making a distribution to a member or a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the subsidiary (with certain exceptions) exceed the fair value of its assets. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

The tax receivable agreement requires us to make cash payments to PESC Company, or to the owners of the limited partner interests in PESC Company, in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

              In connection with the consummation of this offering, we will enter into a tax receivable agreement with PESC Company, PES LLC, Carlyle, PES Equity and certain members of our management. Pursuant to the tax receivable agreement, we will be required to make cash payments to PESC Company, or to the owners of the limited partner interests in PESC Company, equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) increases in tax basis resulting from any redemptions of LLC Units as described under "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement—LLC Unit Redemption Right" and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The amount of the cash payments that we may be required to make under the tax receivable agreement could be significant. Payments under the tax receivable agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the tax receivable agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreement. The payments under the tax receivable agreement are also not conditioned upon PESC Company's continued ownership of LLC Units or any class of our common stock after this offering. For more information, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The amounts that we may be required to pay to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

              The tax receivable agreement provides that if certain mergers, asset sales, other forms of business combination or other changes of control were to occur, or that if, at any time, we, PESC

Company or the owners of the limited partner interests in PESC Company elect an early termination of the tax receivable agreement, then the tax receivable agreement will terminate and our obligations, or our successor's obligations, to make payments under the tax receivable agreement may accelerate and become immediately due and payable. The amount due and payable in that circumstance is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement. In the event that PESC Company or the owners of the limited partner interests in PESC Company elect an early termination of the tax receivable agreement, we have the option to defer the payment of obligations due as a result of such election by paying such obligations in five equal annual installments.

              As a result of a change in control or our election to terminate the tax receivable agreement early, (i) we could be required to make cash payments to PESC Company, or to the owners of the limited partner interests in PESC Company, that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreement and (ii) we may be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

We will not be reimbursed for any payments made to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement in the event that any tax benefits are disallowed.

              We will not be reimbursed for any cash payments previously made to PESC Company, or to the owners of the limited partner interests in PESC Company, pursuant to the tax receivable agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to PESC Company, or to the owners of the limited partner interests in PESC Company, will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to PESC Company, or to the owners of the limited partner interests in PESC Company, for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreement that are substantially greater than our actual cash tax savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition, results of operations and cash flows.

              We are subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

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  changes in the valuation of our deferred tax assets and liabilities;

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  expected timing and amount of the release of any tax valuation allowances;

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  expiration of, or detrimental changes in, research and development tax credit laws;

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  tax effects of stock-based compensation;

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  costs related to intercompany restructurings; or

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  changes in tax laws, regulations or interpretations thereof.

              In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition, operating results and cash flows.

As a "controlled company" within the meaning of the NYSE rules, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

              Upon completion of this offering, PESC Company and the selling stockholders will continue to control a majority of the voting power of our common stock. As a result, we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a nominating and corporate governance committee, (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (iv) the requirement that there be an annual performance evaluation of the nominating and corporate governance and compensation committees. If available, we intend to utilize some or all of these exemptions. As a result, we will not be required to have a majority of independent directors or a nominating and corporate governance committee. We may rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are controlled by PESC Company and the selling stockholders, and their interests and the interests of their respective owners may differ from those of our public stockholders.

              We are controlled, and after this offering will continue to be controlled, by PESC Company and the selling stockholders. After the completion of this offering, PESC Company and the selling stockholders will collectively own approximately 81.0% of the voting power of our common stock (or 78.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders). As a result, although PESC Company and the selling stockholders are entitled to act separately in their own interest with respect to their stock in us, they will have the ability to elect all of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with your interests. In addition, pursuant to a stockholders agreement that we will enter into upon the completion of this offering, PESC Company and the selling stockholders will have the right to designate a specified number of our directors based, in part, on their ownership interest in us. Please read "Certain Relationships and Related Party Transactions—Stockholders Agreement."

              PESC Company, the selling stockholders and their respective owners may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you. For example,

PESC Company and selling stockholders could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Furthermore, pursuant to the terms of the stockholders agreement, upon consummation of this offering, so long as (i) the number of shares of Class A common stock and Class B common stock beneficially owned by Carlyle and its affiliates through PESC Company and (ii) the number of shares of Class A common stock owned by the selling stockholders, which are investment funds affiliated with Carlyle (collectively, the "Carlyle Shares"), represent at least 30% of our voting power, a majority of our board of directors, including a majority of the directors designated by PESC Company and the selling stockholders at the direction of Carlyle, must approve certain of our significant business decisions before we are permitted to take action. These business decisions include issuing additional equity interests; merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries' assets, taken as a whole, to another entity, or entering into or agreeing to undertake any transaction that would result in us or any of our non-public subsidiaries owning less than all of the outstanding equity interests in each of our non-public subsidiaries; acquiring or disposing of a certain amount of assets; incurring certain levels of indebtedness; terminating our Chief Executive Officer or Chief Financial Officer or designating a new Chief Executive Officer or Chief Financial Officer; or changing the size of our board of directors. For additional information, please read "Certain Relationships and Related Party Transactions—Stockholders Agreement."

              The concentration of ownership by PESC Company and the selling stockholders may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Lastly, Carlyle, which owns a majority interest in PESC Company, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. PESC Company may also pursue acquisition opportunities that are complementary or competitive to our business and, as a result, those acquisition opportunities may not be available to us. See "—Risks Related to This Offering and Ownership of Our Class A Common Stock—The corporate opportunity provisions in our certificate of incorporation could enable Carlyle, PES Equity and their affiliates to benefit from corporate opportunities that might otherwise be available to us."

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders' best interests.

              We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption "Certain Relationships and Related Party Transactions." The resolution of any conflicts that may arise in connection with any related party transactions that we have entered into with PESC Company, Carlyle and PES Equity or their respective affiliates, including pricing, duration or other terms of service, may not always be in our or our stockholders' best interests because PESC Company, Carlyle and PES Equity may have the ability to influence the outcome of these conflicts. For a discussion of potential conflicts, please read "—Risks Related to This Offering and Ownership of Our Class A Common Stock—We are controlled by PESC Company and the selling stockholders, and their interests and the interests of their respective owners may differ from those of our public stockholders."

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of PES LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

              Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act. As the sole managing member of PES LLC, we will control and operate PES LLC. On that basis, we believe that our interest in PES LLC is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of PES LLC, our interest in PES LLC could be deemed an "investment security" for purposes of the 1940 Act. We and PES LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Future sales of our shares could depress the market price of our Class A common stock.

              Sales of substantial amounts of our Class A common stock in the public market, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity interests. Subject to certain limitations and exceptions, holders of LLC Units may redeem their LLC Units (and a corresponding number of shares of Class B common stock will be cancelled) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Following the completion of this offering, PESC Company will hold 50,182,064 LLC Units that can be redeemed in exchange for an equal number of shares of our Class A common stock. Additionally, we have agreed to provide certain registration rights for the sale of Class A common stock by PESC Company and the selling stockholders in the future. The sale of these shares could have an adverse impact on the price of our Class A common stock or on any trading market that may develop. See "Shares Eligible for Future Sale."

              The shares of Class A common stock we and the selling stockholders are offering will be freely tradable without restriction in the United States, unless purchased by one of our affiliates. In connection with this offering, we, our executive officers and directors, PESC Company and the selling stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of Class A common stock or securities convertible into, exchangeable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated and Credit Suisse Securities (USA) LLC. See "Underwriting." After the expiration of the 180-day lock-up period, shares of our Class A common stock and Class B common stock owned by our affiliates may be sold under Rule 144 under the Securities Act depending on the holding period and subject to certain restrictions. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

              The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and the price of our Class A common stock may decline.

              Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries' internal controls. To comply with these requirements, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and, under the Sarbanes-Oxley Act, our independent auditors will be required to issue an opinion on management's assessment and the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be reported on in connection with the filing of our second Annual Report on Form 10-K. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. During the course of its testing, our management may identify material weaknesses, which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404 of the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and the price of our Class A common stock may decline.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

              Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Anti-takeover and certain other provisions in our certificate of incorporation, bylaws and Delaware law may discourage or delay a change in control.

              Our certificate of incorporation and bylaws will contain provisions which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions will:

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  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

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  provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible;

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  prohibit stockholder action by written consent after the date on which the Carlyle Shares cease to represent at least 30% of the voting power of all of the outstanding shares of our capital stock;

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  provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, or PESC Company and the selling stockholders, for so long as the Carlyle Shares continue to represent at least 30% of the voting power of all the outstanding shares of our capital stock, and establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

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  provide that our stockholders may only amend our bylaws with the approval of 66 2/3% or more of all of the outstanding shares of our capital stock entitled to vote; provided, however, that for so long as the Carlyle Shares represent at least 30% of the voting power of all of the shares of our capital stock and the votes associated with the Carlyle Shares are cast in favor of any proposed amendment, then the bylaws may be amended with the approval of a majority of the outstanding shares of our capital stock entitled to vote.

              These anti-takeover provisions and other provisions of Delaware law may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for holders of our Class A common stock to elect directors of their choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See "Description of Capital Stock."

The corporate opportunity provisions in our certificate of incorporation could enable Carlyle, PES Equity and their affiliates to benefit from corporate opportunities that might otherwise be available to us.

              Subject to the limitations of applicable law, our certificate of incorporation will provide, among other things, that:

  •
  any of our directors or officers who is also an officer, director, employee, managing director or other affiliate of Carlyle or PES Equity (other than us, PESC Company or its general partner) (each a "Covered Person") has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

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  if a Covered Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to us;

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  we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

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  in the event that any of our directors and officers who is also a Covered Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as one of our directors or officers and such person acted in good faith, then such person will be deemed to have fully satisfied such person's fiduciary duty and will not be liable to us or our stockholders if any of the Covered Persons pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

              As a result, Covered Persons may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be presented to Covered Persons could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read "Description of Capital Stock—Corporate Opportunity."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

              Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL") or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Immediately effective upon closing, you will experience substantial dilution of $14.66 in net tangible book value per share of Class A common stock.

              The assumed initial public offering price of $16.50 per share of Class A common stock exceeds our pro forma net tangible book value of $1.84 per share (or $1.84 per share if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Based on the assumed initial public offering price of $16.50 per share, you will incur immediate and substantial dilution of $14.66 per share (or $14.66 per share if the underwriters exercise their option to purchase additional shares of Class A common stock in full) after giving effect to our organizational transactions and this offering and the application of the net proceeds therefrom. If we grant equity awards in the future to our directors and employees there will be further dilution. See "Dilution."

We will incur increased costs as a result of being a publicly traded company.

              We have no history operating as a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs.

              Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

              We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

              We estimate that we will incur $3.0 million of incremental costs per year associated with being a publicly traded company; however, it is possible that our actual incremental costs of being a publicly traded company will be higher than we currently estimate.

FORWARD-LOOKING STATEMENTS

              Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Our forward-looking statements speak only as of the date of this prospectus or as of the date as of which they are made. Except as required by applicable law, including federal securities laws, we do not intend to update or revise any forward-looking statements.

 ORGANIZATIONAL TRANSACTIONS

              We were formed as a Delaware corporation in February 2015 to serve as the issuer of the Class A common stock offered hereby. The below organizational transactions will occur on or prior to the closing of this offering.

Our Incorporation

              We have not engaged in any material business or other activities except in connection with our formation. Following this offering and the organizational transactions, we will be a holding company whose sole material asset will consist of our direct and indirect ownership of 29,583,501 LLC Units (or 31,348,599 LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders). As the sole managing member of PES LLC, we will be responsible for all operational, management and administrative decisions relating to PES LLC's business and will consolidate the financial results of PES LLC and its subsidiaries.

              Our certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock. See "Description of Capital Stock." Only Class A common stock will be sold pursuant to this offering. In a transaction separate from this offering, we will convert PESC Company's existing equity interest in us into shares of Class B common stock on a 304 2/3-to-one basis, which is equal to the number of LLC Units that PESC Company receives pursuant to the recapitalization described below under "—Recapitalization Transactions." Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation and bylaws.

              We do not intend to list Class B common stock on any stock exchange.

Recapitalization Transactions

              PES LLC acts as a holding company of operating subsidiaries that own and operate our refining and logistics business segments. Prior to the completion of this offering, we will enter into a contribution agreement with PESC Company, PES LLC, PES Equity, Carlyle and certain of its affiliates, including the selling stockholders, the PES Investors Entities and certain of our executive and senior management (the "contribution agreement"). The purpose of the contribution agreement is to reorganize our existing ownership structure, as referenced in "—Current Simplified Ownership Structure Before Giving Effect to the Organizational Transactions and This Offering," to the ownership structure necessary to effect the closing of our initial public offering, as referenced in "—Simplified Ownership Structure After Giving Effect to the Organizational Transactions and This Offering." Pursuant to the contribution agreement the following recapitalization transactions will occur and become effective upon the closing of this offering:

  •
  Carlyle, PES Equity and certain of our executive and senior management will contribute all of their existing membership interests in PES LLC to PESC Company, in exchange for limited partner interests in PESC Company and, as a result, PESC Company will be the sole member of PES LLC;

  •
  PES LLC will distribute all of our outstanding capital stock to PESC Company and, as a result, PESC Company will be our sole stockholder;

  •
  PESC Company will make a distribution in kind to Carlyle of a portion of the membership interests in PES LLC; and

  •
  through a series of distributions in kind and contribution transactions, the membership interests in PES LLC owned by Carlyle will be conveyed to the selling stockholders and the PES Investors Entities.

We refer to the above transactions collectively as the "recapitalization transactions".

Offering Transactions

              In addition to the recapitalization transactions set forth above, the following transactions will occur on or prior to the closing of this offering:

  •
  we will enter into the certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock and convert PESC Company's existing equity interest in us into shares of Class B common stock as described above under "—Our Incorporation";

  •
  pursuant to the contribution agreement, the selling stockholders will contribute to us their membership interests in PES LLC and 100% of the ownership interests in the PES Investors Entities, in exchange for (i) 17,816,180 shares of Class A common stock and (ii) promissory notes in the aggregate amount of approximately $7.7 million (collectively, the "Cash Balance Notes"), which will be subject to adjustment at maturity on March 15, 2016 such that the amount payable equals the net current assets of the PES Investors Entities;

  •
  the members of PES LLC will enter into the PES LLC Operating Agreement to, among other things, (i) provide for a single class of LLC Units, (ii) convert all of the existing membership interests in PES LLC (which at such time will be owned by us, PESC Company and the PES Investors Entities) into LLC Units and (iii) appoint us as the sole managing member of PES LLC. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement;"

  •
  we will issue 11,767,321 shares of our Class A common stock (or 13,532,419 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), in exchange for net proceeds of approximately $181.8 million based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount (or approximately $209.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), and we will use $7.5 million of cash on hand to reimburse PES LLC for the repayment of our estimated offering expenses;

  •
  the selling stockholders will sell 3,384,194 shares of their Class A common stock (or 3,891,823 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders), in exchange for net proceeds of approximately $52.3 million based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount (or approximately $60.1 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders);

  •
  we will use the net proceeds we receive from this offering to purchase 11,767,321 LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

  •
  PESC Company will use the proceeds from the sale of LLC Units to us to distribute $181.8 million to Carlyle, PES Equity and certain members of our management;

  •
  we will adopt the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan providing for certain equity awards to our directors and employees as described under "Compensation Discussion and Analysis—2015 Incentive Award Plan";

  •
  we will enter into the tax receivable agreement, the registration rights agreement and the stockholders agreement; and

  •
  Logistics will enter into a five-year, $255.0 million revolving credit facility, which will remain undrawn at closing.

Ownership Following This Offering

              Immediately following the completion of this offering and the organizational transactions:

  •
  the investors in this offering will own 15,151,515 shares of our Class A common stock, representing approximately 19.0% of the voting power of our common stock (or approximately 21.8% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders);

  •
  the selling stockholders will own 14,431,986 shares of our Class A common stock, representing approximately 18.1% of the voting power of our common stock (or 13,924,357 shares, representing approximately 17.5% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders);

  •
  PESC Company will own all our outstanding Class B common stock, representing approximately 62.9% of the voting power of our common stock (or 60.7% of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders). The Class B common stock will not have any economic interest in us, which means that PESC Company will not have the right to receive any distributions or dividends, whether cash or stock, paid by us to our common stockholders;

  •
  our assets will consist of (i) our direct ownership of 11,943,341 LLC Units (consisting of (x) 176,020 LLC Units resulting from the conversion of our existing membership interest in PES LLC that we received from the selling stockholders and (y) 11,767,321 LLC Units that we will purchase from PESC Company with the net proceeds from this offering, in each case as described above under "—Offering Transactions"), representing a 15.0% interest in PES LLC, and (ii) our ownership of the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% interest in PES LLC, and we, as the sole managing member of PES LLC, will operate and control the business and affairs of Refining and Logistics; and

  •
  PESC Company will own 50,182,064 LLC Units, which will represent the remaining 62.9% interest in PES LLC. At the election of PESC Company, the LLC Units owned by PESC Company are redeemable in exchange for newly issued shares of our Class A common stock on a one-for-one basis (and PESC Company's shares of Class B common stock will be cancelled on a one-for-one basis upon any such redemption). In lieu of issuing shares of our Class A common stock to PESC Company, subject to the approval of our board of directors, which will include directors who are affiliated with PESC Company, we may, at our option, make a cash payment to PESC Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement."

              For more information regarding the PES LLC Operating Agreement, the tax receivable agreement, the stockholders agreement, the contribution agreement and the registration rights agreement, see "Certain Relationships and Related Party Transactions."

Current Simplified Ownership Structure Before Giving Effect to the Organizational Transactions and This Offering

              The following simplified diagram sets forth our current ownership structure before giving effect to the organizational transactions and this offering:

Simplified Ownership Structure After Giving Effect to the Organizational Transactions and This Offering

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions and this offering:

(1)
The public, the selling stockholders and PESC Company will own 21.8%, 17.5% and 60.7% of our voting interests, respectively, and the public and selling stockholders will own 55.6% and 44.4% of our economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders. The selling stockholders are Carlyle CEMOF AIV Investors Holdings, L.P., a Delaware limited partnership, and Carlyle CEOF AIV Investors Holdings, L.P., a Delaware limited partnership, which are both affiliates of Carlyle.

(2)
Represents our economic interest in PES LLC owned directly and indirectly through the PES Investors Entities. As described above in "—Offering Transactions," following this offering, we will own 100% of the ownership interests in the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% economic interest in PES LLC.

(3)
Borrower under the Refining term loan and Refining revolving credit facility and a party to the intermediation agreement.

(4)
Borrower under the Logistics revolving credit facility.

Simplified Ownership Structure After Giving Effect to the Organizational Transactions, This Offering and the Logistics IPO

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions, this offering and the Logistics IPO, if consummated:

(1)
The public, the selling stockholders and PESC Company will own 21.8%, 17.5% and 60.7% of our voting interests, respectively, and the public and selling stockholders will own 55.6% and 44.4% of our economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders. The selling stockholders are Carlyle CEMOF AIV Investors Holdings, L.P., a Delaware limited partnership, and Carlyle CEOF AIV Investors Holdings, L.P., a Delaware limited partnership, which are both affiliates of Carlyle.

(2)
Represents our economic interest in PES LLC owned directly and indirectly through the PES Investors Entities. As described above in "—Offering Transactions," following this offering, we will own 100% of the ownership interests in the PES Investors Entities, which will collectively own 17,640,160 LLC Units, representing a 22.1% economic interest in PES LLC.

(3)
Borrower under the Refining term loan and Refining revolving credit facility and a party to the intermediation agreement.

(4)
Within 15 days following the closing of the Logistics IPO, we expect that the MLP will become the borrower under the Logistics revolving credit facility.

USE OF PROCEEDS

              We expect to receive net proceeds of approximately $181.8 million from the sale of 11,767,321 shares of Class A common stock offered by this prospectus, based on an assumed initial public offering price of $16.50 per share, after deducting the underwriting discount. We will use $7.5 million of cash on hand to reimburse PES LLC for the payment of our offering expenses.

              We intend to use $181.8 million of the net proceeds we receive from this offering to purchase 11,767,321 LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. We will use the net proceeds we receive from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us to purchase LLC Units directly from PESC Company at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount.

              PESC Company will use the proceeds from the sale of LLC Units to us to distribute $181.8 million to Carlyle, PES Equity and certain members of our management.

              An increase or decrease in the initial public offering price of $1.00 per share would cause the net proceeds from the offering, after deducting the underwriting discount, to increase or decrease by $11.0 million, based on an assumed initial public offering price of $16.50 per share.

              We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders (including any shares sold pursuant to the underwriters' option to purchase additional shares of Class A common stock from such selling stockholders). We will pay all expenses related to this offering, other than the underwriting discount related to the shares sold by the selling stockholders.

 DIVIDEND POLICY

              We currently intend to pay quarterly cash dividends of approximately $0.10 per share on our Class A common stock following this offering, commencing after the completion of the third quarter of 2015. The amount of our expected quarterly cash dividend was determined based on (i) our expectation of our free cash flow; (ii) the cyclicality of the refining business; (iii) distributions to holders of the non-controlling interest in PES LLC and (iv) restrictions in our subsidiaries' financial arrangements and the other factors described below. We define free cash flow as cash flow from operations, less cash required for capital expenditures, debt repayment and distributions to future Logistics unitholders assuming the Logistics IPO is consummated. We also considered the short- and long-term cyclicality of the refining business and expect that surpluses of free cash flow in periods of high earnings may need to be retained to maintain dividends in periods of lower earnings.

              The declaration, amount and payment of our expected quarterly dividend and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements with our existing owners or otherwise to declare or pay any dividends. Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our subsidiaries' organizational agreements, debt agreements and the intermediation agreement as discussed further below, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long term. Although we have the ability to borrow funds, sell assets or use the proceeds from this or other offerings to pay future dividends (subject to certain limitations in the Refining revolving credit facility, Refining term loan and the intermediation agreement), we intend to fund any future dividends out of our free cash flow and, as a result, we do not expect to incur indebtedness, sell assets or use the proceeds from this or other offerings to fund such payments.

              As described above, our free cash flow will be the primary factor determining our ability to pay the dividend, but restrictions in certain of our subsidiaries' financial agreements also currently limit the amount of cash available for dividend payments. The terms of the Refining revolving credit facility, the Refining term loan and the intermediation agreement significantly limit our ability to distribute cash generated by Refining for the payment of dividends. Therefore, we will rely on Logistics to distribute to us sufficient cash for the payment of dividends. We believe that Logistics will have sufficient cash flow, both before and after the Logistics IPO being consummated, to distribute cash to us in excess of our expected quarterly dividend. Currently, Logistics' revenue is solely derived from the commercial agreement with Refining, and we believe that Refining will be able to satisfy its obligations under the commercial agreement. Any cash distributed to us by Logistics in excess of our expected quarterly dividend will be available for us to reinvest in either the refining or the logistics business, or can be used for general corporate purposes. The start-up of the North Yard terminal in the fourth quarter of 2013 and its expansion in the fourth quarter of 2014 allowed us to significantly increase throughput of cost-advantaged domestic crude oil which has favorably impacted our free cash flow. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the three months ended March 31, 2015 and the year ended December 31, 2014 we generated free cash flow of $47.3 million and $138.4 million, respectively. Free cash flow is a non-GAAP measure defined as net cash flows from operating activities, less capital expenditures, repayment of debt and distributions to future Logistics unitholders assuming the Logistics IPO is consummated. We believe that free cash flow provides investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Free cash flow should not be considered as an alternative to operating income (loss), net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Free cash flow presented by other companies may not be comparable to our presentation since each company may define this term differently. The following table presents a reconciliation of free cash flow to the most directly comparable GAAP financial measure, net cash flows from operating activities, for each of the periods indicated:

	Three Months ended March 31, 2015	Year Ended December 31, 2014
	(in thousands)
Reconciliation of net cash flows from operating activities to free cash flow:
Net cash flows from operating activities	$138,589	$336,939
Less:
Capital expenditures	(75,492)	(140,295)
Repayment of debt	(2,662)	(7,310)
Pro forma provision for income taxes	(13,197)	(51,075)

Free cash flow	$47,238	$138,259

              Following the completion of the offering, we will be a holding company with no material assets other than our equity interests in PES LLC. Thus, in addition to generating and retaining sufficient cash for the payment of dividends over time, we will need (i) Logistics or Refining to make a distribution to PES Holdings, (ii) PES Holdings to make a distribution to PES LLC and (iii) PES LLC to make distributions to us and the other holders of its LLC Units. Logistics, Refining and PES Holdings are generally prohibited under Delaware law from making a distribution to a member or partner, as the case may be, to the extent that, at the time of the distribution, after giving effect to the distribution, their respective liabilities (with certain exceptions) exceed the fair value of their respective assets. As a result, (i) PES Holdings may be unable to obtain cash from Logistics and Refining and (ii) PES LLC may be unable to obtain cash from PES Holdings in order for us to pay dividends. Additionally, as more fully discussed below, our ability to distribute cash generated by our refining business is significantly limited by the terms of the Refining revolving credit facility, the Refining term loan and the intermediation agreement, while our ability to distribute cash from our logistics business is not similarly restricted. Further, if PES LLC makes any distributions to us, including any tax distributions required under PES LLC's governing documents, the other holders of LLC Units will also be entitled to receive distributions pro rata in accordance with the number of LLC Units held by them and us.

              Logistics is currently not subject to any restriction on distributions under any indebtedness. Based upon forecast volumes from Refining of approximately 10.0% above the minimum commitments under the commercial agreement, we expect Logistics to generate approximately $102.6 million of EBITDA for the twelve months ending March 31, 2016. See "—Estimated EBITDA of Logistics and Estimated Distributable Cash Flow of the MLP for the Twelve Months Ending March 31, 2016." We expect that a portion of this amount initially will be distributed to PES Holdings and subsequently distributed by PES Holdings to PES LLC. Based upon our operating results for the quarter ended March 31, 2015, we would expect $24.5 million to have been available for Logistics to make distributions to PES Holdings, which would have been subsequently be distributed to PES LLC. Our pro rata portion of the distribution from PES LLC, which would have been $9.1 million, would have been more than sufficient to enable us to pay $0.10 per share, or approximately $3.0 million in total, for such quarter.

              If the Logistics IPO is consummated, we currently expect that the MLP will own the general partner of Logistics (which will own the non-economic general partner interest in Logistics) and approximately 45% of the limited partner interests in Logistics. Further, we expect that PES Holdings will own approximately 57% of the MLP in the form of common units and subordinated units (or approximately 50% if the underwriters of the Logistics IPO exercise their option to purchase additional common units of the MLP). Therefore, immediately after the Logistics IPO, approximately 19% of the distributable cash flow from Logistics (or approximately 23% if the underwriters exercise their option to purchase additional common units of the MLP) will be available for distribution to the public investors in the MLP. Based upon Logistics' operating results for the quarter ended March 31, 2015, as described in the preceding paragraph, assuming the Logistics IPO were consummated, we would expect $19.5 million to have been available for Logistics to make distributions to PES Holdings, which would have been subsequently distributed to PES LLC. Our pro rata portion of the distribution from PES LLC, which would have been $7.1 million, would have been more than sufficient to enable us to pay $0.10 per share, or approximately $3.0 million in total, for such quarter. If the MLP is able to successfully grow its business, cash flow from PES Holdings' ownership of the incentive distribution rights would also be available to support and possibly grow our dividend. See "—Estimated EBITDA of Logistics and Estimated Distributable Cash Flow of the MLP for the Twelve Months Ending March 31, 2016."

              If the BOEM joint venture is consummated and Globe Resources owns 14.75% of our Logistics business, we would still have sufficient cash to pay the $0.10 per share dividend after taking into consideration distributions to Globe Resources, but without taking into consideration the expected cash flow generated by the BOEM assets.

              It is anticipated that Logistics will enter into the Logistics revolving credit facility in connection with the completion of this offering that will, subject to certain restrictions, be available to Logistics prior to the Logistics IPO. At this time, there are no immediate borrowings contemplated. It is anticipated that, similar to the indebtedness of other master limited partnerships, the Logistics revolving credit facility will allow for distributions to the limited partners up to the amount of its available cash as defined in the partnership agreement, so long as no default or event of default exists or would be caused thereby.

              The ability of Refining to make distributions to PES Holdings is and in the future may be limited by covenants in the Refining revolving credit facility, the Refining term loan, other debt instruments and the intermediation agreement. Subject to certain exceptions, the Refining revolving credit facility, Refining term loan and the intermediation agreement prohibit Refining from making distributions to PES Holdings if certain defaults exist. In addition, each of the Refining revolving credit facility, the Refining term loan and the intermediation agreement contains additional restrictions limiting Refining's ability to make distributions to PES Holdings. Subject to certain exceptions, the restricted payment covenant under the Refining term loan restricts Refining from making cash distributions unless (a) its consolidated fixed charge coverage ratio, as defined in the Refining term loan, for the four fiscal quarters immediately preceding the distribution is at least 2.5 to 1.0 after giving pro forma effect to such distribution and (b) the sum of excess availability (as defined in the Refining revolving credit facility) and the amount of unrestricted and unreserved cash and cash equivalents of Refining and its subsidiaries that are not subject to a lien are greater than or equal to $425.0 million. The Refining revolving credit facility and the intermediation agreement generally do not restrict Refining's ability to make cash distributions so long as both before and after giving effect to the distribution (x) pro forma liquidity is greater than $150.0 million, (y) no default or event of default exists or would result therefrom and (z) Refining maintains on a pro forma basis a consolidated fixed charge coverage ratio (as defined in the Refining revolving credit facility) of at least 1.0 to 1.0. As a result, we cannot assure you that Refining will be able to make distributions to PES Holdings. The Refining term loan, the Refining revolving credit facility and the intermediation agreement do allow Refining to make permitted tax distributions.

              The ability of Refining and Logistics to comply with the foregoing limitations and restrictions is, to a significant degree, subject to their operating results, which are dependent on a number of factors outside of our control. It is possible that our board of directors may determine that distributions received from Logistics are needed to fund capital or maintenance expenditures at Refining or otherwise support its operations in lieu of declaring dividends. As a result, we cannot assure you that we will be able to declare dividends as contemplated herein. See "Risk Factors—Risks Related to Our Business—Our level of indebtedness may increase and reduce our financial flexibility" and "Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Stock—We cannot assure you that we will declare dividends or have the available cash to make dividend payments. Following the closing of this offering, we will be a holding company that depends upon cash from our subsidiaries to pay dividends in the future."

Estimated EBITDA of Logistics and Estimated Distributable Cash Flow of the MLP for the Twelve Months Ending March 31, 2016

              In this section, we present the basis for our belief that Logistics will be able to generate $102.6 million of EBITDA for the twelve months ending March 31, 2016. We further illustrate the estimated cash available for distribution by the MLP to its partners, including PES Holdings, if the Logistics IPO were consummated at the beginning of the forecast period on April 1, 2015. Neither of the financial forecasts presented in this section gives effect to the proposed BOEM joint venture described in "Prospectus Summary—Recent Developments."

              Management has prepared the financial forecasts and related assumptions set forth below to substantiate our belief that we will receive sufficient distributions from Logistics to pay our intended quarterly dividend of approximately $0.10, including in the event that the Logistics IPO were consummated. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecasts. These forecasts are forward-looking statements and should be read together with our unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. These forecasts were not prepared with a view toward complying with guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, were prepared on a reasonable basis, reflect currently available estimates and judgments, and present, to the best of management's knowledge and belief, the assumptions on which we base our belief that we will receive sufficient distributions from Logistics, including in the event that the Logistics IPO were consummated, to pay our intended quarterly dividend. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, or the future results of Logistics or the MLP if the Logistics IPO were consummated, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

              The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

              When considering the financial forecasts below, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause Logistics' or the MLP's actual results of operations to vary significantly from those that would enable such entity to make distributions to its partners.

              We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecasts or to update the forecasts to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

 Estimated EBITDA of Logistics
for the Year Ending March 31, 2016
(In thousands)

		Three Months Ending
	Twelve Months Ending March 31, 2016
		June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total Revenues	$122,105	$29,621	$30,636	$30,636	$31,212
Costs and Expenses:
Operating and maintenance expenses	16,483	4,024	4,142	4,097	4,220
General and administrative expense	3,023	750	750	750	773
Depreciation expense	4,964	1,236	1,236	1,236	1,256

Total costs and expenses	24,470	6,010	6,128	6,083	6,249
Operating Income	97,635	23,611	24,508	24,553	24,963
Interest expense, net(1)	1,276	319	319	319	319

Net Income	96,359	23,292	24,189	24,234	24,644
Plus:
Interest expense, net	1,276	319	319	319	319
Depreciation expense	4,964	1,236	1,236	1,236	1,256

Estimated EBITDA(2)	$102,599	$24,847	$25,744	$25,789	$26,219

(1)
Interest expense, net includes the estimated commitment fee on the Logistics revolving credit facility that is expected to be undrawn during the period. Interest expense, net also includes the estimated amortization of debt issuance costs that will be incurred in connection with the Logistics revolving credit facility.

(2)
We define EBITDA for Logistics as net income before interest expense, income tax expense, net and depreciation expense. EBITDA is not a presentation made in accordance with GAAP, but we expect that management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use these metrics to assess:

•
our and Logistics' operating performance as compared to other publicly traded entities in the midstream energy industry, without regard to historical cost basis or financing methods;

•
the ability of Logistics' assets to generate sufficient cash flow to make distributions to its sole member, PES Holdings;

•
Logistics' ability to incur and service debt and fund capital expenditures; and

•
the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

    We believe that the presentation of EBITDA will provide useful information to investors in assessing our and Logistics' financial condition and results of operations. EBITDA should not be considered an alternative to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income, operating income and cash from operations. Additionally, because EBITDA may be defined differently by other companies in Logistics' industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

 Estimated Distributable Cash Flow of the MLP
for the Year Ending March 31, 2016
(In thousands)

		Three Months Ending
	Twelve Months Ending March 31, 2016
		June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Total Revenues	$122,105	$29,621	$30,636	$30,636	$31,212
Costs and Expenses:
Operating and maintenance expenses	16,483	4,024	4,142	4,097	4,220
General and administrative expense(1)	6,045	1,500	1,500	1,500	1,545
Depreciation expense	4,964	1,236	1,236	1,236	1,256

Total costs and expenses	27,492	6,760	6,878	6,833	7,021
Operating Income	94,613	22,861	23,758	23,803	24,191
Interest expense, net(2)	1,276	319	319	319	319

Net Income attributable to the controlling and noncontrolling interests	93,337	22,542	23,439	23,484	23,872
Plus:
Interest expense, net	1,276	319	319	319	319
Depreciation expense	4,964	1,236	1,236	1,236	1,256

Estimated EBITDA(3)	$99,577	$24,097	$24,994	$25,039	$25,447
Less:
Cash interest paid, net(2)	764	191	191	191	191
Maintenance capital expenditures(4)	2,000	500	500	500	500
Expansion capital expenditures	—	—	—	—	—
Distributions to noncontrolling interest(5)	56,992	13,803	14,297	14,321	14,571

Estimated Distributable Cash Flow(6)	$39,821	$9,603	$10,006	$10,027	$10,185
Distributions to public common unitholders(7)(8)	$15,385	$3,710	$3,866	$3,874	$3,935
Distributions to PES Holdings—common units and subordinated units(7)(8)	20,815	5,019	5,230	5,241	5,324
Distributions to PES Holdings—general partner interest(7)(8)	—	—	—	—	—
Total Distributions to PES Holdings(9)
Distributions attributable to non-controlling interest	$56,992	$13,803	$14,297	$14,321	$14,571
Distributions attributable to MLP common units and subordinated units	20,815	5,019	5,230	5,241	5,324
Distributions attributable to MLP general partner interest	—	—	—	—	—

Total distributions to PES Holdings	$77,807	$18,822	$19,527	$19,562	$19,895

(1)
Includes $3.0 million of estimated annual incremental general and administrative expenses as a result of the MLP being a separate publicly traded partnership.

(2)
Interest expense, net and cash interest paid, net both include the estimated commitment fee on the Logistics revolving credit facility that is expected to be undrawn during the period. Interest expense, net also includes the estimated amortization of debt issuance costs that will be incurred in connection with the Logistics revolving credit facility. Cash interest, net excludes the amortization of debt issuance costs.

(3)
We expect to define EBITDA for the MLP as net income attributable to controlling and noncontrolling interests before interest expense, income tax expense, net and depreciation expense. Further, we expect that the MLP will use distributable cash flow, which we define as EBITDA less net cash paid for interest, maintenance capital expenditures, income taxes and cash distributions to noncontrolling interests (which represent cash distributions to PES Holdings attributable to its expected 55% limited partner interest in Logistics following consummation of the Logistics IPO). EBITDA and distributable cash flow are not presentations made in accordance with GAAP, but we expect that the MLP's management and external users of the MLP's consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, may use these metrics to assess:

  •
  the MLP's operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or, in the case of EBITDA, financing methods;

  •
  the ability of the MLP's assets to generate sufficient cash flow to make distributions to its unitholders, including PES Holdings;

  •
  the MLP's ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

    We believe that the presentation of EBITDA and distributable cash flow will provide useful information to investors in assessing the MLP's financial condition and results of operations. EBITDA and distributable cash flow should not be considered alternatives to net income, operating income, cash from operations or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and distributable cash flow have important limitations as analytical tools because they exclude some but not all items that affect net income, operating income and cash from operations. Additionally, because EBITDA and distributable cash flow may be defined differently by other companies in the MLP's industry, the MLP's definitions of EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

(4)
Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long-term, the MLP's operating capacity or operating income. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace unloading equipment or other equipment at the MLP's facilities, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

(5)
Distributable cash flow from Logistics, which will be the MLP's operating partnership, will be allocated 45% to the MLP and 55% to PES Holdings. Distributions to noncontrolling interest represent the 55% of distributable cash flow allocated by Logistics to PES Holdings, a portion of which we expect to be further distributed through PES LLC to us. Distributions to noncontrolling interest are determined prior to expenses incurred by the MLP but not incurred by Logistics. Since the MLP will have expenses that Logistics does not have, Logistics may be able to make distributions to its partners, the MLP and PES Holdings, when the MLP is unable to make distributions to its unitholders. The following table shows the calculation of forecast distributions to noncontrolling interest:

	Twelve Months Ending March 31, 2016	Three Months Ending
		June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
	(in thousands)
Estimated EBITDA	$99,577	$24,097	$24,994	$25,039	$25,447
Plus:
Allocated general and administrative expenses	3,023	750	750	750	773
Public company expenses	3,023	750	750	750	773
Less:
Maintenance capital expenditures	2,000	500	500	500	500
Estimated distributable cash flow by Logistics	103,623	25,097	25,994	26,039	26,493
Noncontrolling ownership interest	55%	55%	55%	55%	55%

Distributions to noncontrolling interest	$56,992	$13,803	$14,297	$14,321	$14,571

(6)
For each of the four quarters in the twelve months ending March 31, 2016, estimated distributable cash flow is expected to exceed the total distributions to the public common unitholders and PES Holdings.

(7)
This forecast assumes that, upon the closing of the Logistics IPO and assuming that the underwriters' option to purchase additional common units is not exercised, PES Holdings will own approximately 57% of the MLP in the form of common units and subordinated units, and the public will own the remaining 43% in the form of common units. We expect that PES Holdings will also own the non-economic general partner interest in the MLP and all of the incentive distribution rights of the MLP.

(8)
Distributions are after taking into account a coverage ratio of 1.10:1.00 of estimated distributable cash flow to estimated cash distributed.

(9)
Total distributions to PES Holdings represents the amount of distributions received by PES Holdings from (i) its 55% limited partner interest in Logistics and (ii) its ownership of common units and subordinated units of the MLP. We expect that PES Holdings would distribute these amounts to PES LLC, which in turn, would distribute a portion of such amounts to us.

Significant Forecast Assumptions

              The forecasts set forth above are unaudited and have been prepared by and are the responsibility of our management. The forecasts reflect our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect Logistics or the MLP, as applicable, to take during the twelve months ending March 31, 2016. The forecasts do not give effect to the proposed BOEM joint venture described in "Prospectus Summary—Recent Developments."

              While the assumptions discussed below are not all-inclusive, they include those that we believe are material to Logistics' and the MLP's forecast results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable basis for these assumptions. We believe Logistics' and the MLP's actual results of operations will approximate those reflected in the forecasts above, but we can give no assurance that such forecast results will be achieved. There will likely be differences between Logistics' and the MLP's forecasts and their actual results and those differences could be material. If the forecast results are not achieved, Logistics or the MLP, as applicable, may not be able to make sufficient distributions to us that will enable us to pay our intended quarterly dividend.

Volumes and Revenue

              We estimate that Logistics will generate revenue of $122.1 million for the twelve months ending March 31, 2016. We expect all of the MLP's forecast revenues will be derived from its equity ownership in Logistics and Logistics' ten-year, fee-based commercial agreement with Refining, which is supported by Refining's minimum volume commitments. To forecast revenue of Logistics (and, thereby, the MLP), we used the historical volumes handled on behalf of Refining from the inception of the North Yard terminal operations on October 23, 2013 through December 31, 2014, which included volumes throughput following the completion of the North Yard terminal expansion project in October 2014. These volumes were adjusted to reflect a full year of operations, the commercial agreement with Refining and forecasts for crude oil supply and refined product demand. Logistics did not have a commercial agreement in effect with Refining with respect to the volumes handled for Refining prior to January 1, 2015. We have forecast volumes from Refining of approximately 10.0% above the minimum volume commitments under the commercial agreement. We expect that any variances between actual and forecast revenue will be driven by differences between actual and forecast volumes in excess of the minimum volume commitments of Refining, as well as variances in the January 1, 2016 inflation adjustment to the throughput fee.

              The following table reflects Logistics' forecast volumes and revenue for the twelve months ending March 31, 2016.

	Thousands of Barrels Per Day	Thousands of Barrels Per Year	Throughput Fee (Dollars Per Barrel)	Revenue (Thousands of Dollars)
North Yard Terminal
Minimum Volume Commitment	170.0	62,220	$1.91	$119,100
Additional Throughput	16.8	5,955	$0.50	$3,005

Total throughput	186.8	68,175		$122,105

Operating and Maintenance Expenses

              The operating and maintenance expenses of Logistics and the MLP shown in the forecasts are comprised primarily of labor expenses, outside contractor expenses, insurance premiums, repairs and maintenance expenses and utility costs. We estimate that Logistics and the MLP will incur operating and maintenance expenses of $16.5 million for the twelve months ending March 31, 2016.

              The operating and maintenance expenses includes an operating and administrative service fee of $0.7 million per year that Logistics will pay to Refining under a services and secondment agreement for the provision of certain infrastructure-related services with respect to Logistics' business.

General and Administrative Expenses

              We estimate that the total general and administrative expenses for Logistics will be $3.0 million for the twelve months ending March 31, 2016. This amount consists of an annual fee of $3.0 million per year that Logistics will pay to PES Holdings under a services and secondment agreement for the secondment of certain employees and the provision of various centralized administrative services for Logistics' benefit, including financial and administrative services, information technology services, legal services, health, safety and environmental services, human resources services and insurance administration.

              We estimate that the total general and administrative expenses for the MLP will be $6.0 million for the twelve months ending March 31, 2016. This amount consists of the $3.0 million annual fee described above, as well as approximately $3.0 million of incremental annual expenses as a result of the MLP being a publicly traded partnership, including costs associated with annual and quarterly reports to unitholders, financial statement audit, tax return and Schedule K-1 preparation and distribution, investor relations, activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums, independent director compensation and incremental costs associated with operating its logistics assets as a growth-oriented business.

Depreciation Expense

              We estimate that depreciation expense will be $5.0 million for the twelve months ending March 31, 2016.

Financing

              We estimate that interest expense will be approximately $1.3 million for the twelve months ending March 31, 2016 based on the following assumptions:

  •
  Logistics is the borrower under the Logistics revolving credit facility that is entered into at the closing of this offering (and we expect that the MLP will become the borrower within 15 days following the consummation of the Logistics IPO), which will remain undrawn during the forecast period with an estimated weighted average rate on any borrowings of approximately 2.03%;

  •
  interest expense includes an estimated 0.3% commitment fee for the unutilized portion of the Logistics revolving credit facility; and

  •
  interest expense also includes the amortization of debt issuance costs incurred in connection with the Logistics revolving credit facility.

Capital Expenditures of the MLP

              We estimate that total capital expenditures of the MLP for the twelve months ending March 31, 2016 will be $2.0 million, based on the following assumptions:

  •
  Maintenance Capital Expenditures.  We estimate that the MLP's maintenance capital expenditures will be $2.0 million for the twelve months ending March 31, 2016, based on the fact that the North Yard terminal has only recently been placed into service.

  •
  Expansion Capital Expenditures.  Our estimate for the twelve months ending March 31, 2016 does not include any expansion capital expenditures. A project to expand the throughput unloading capacity at the North Yard terminal from 140,000 bpd to 280,000 bpd was completed in October 2014.

Regulatory, Industry and Economic Factors

              The forecasts above are based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  Refining will not default under the commercial agreement with Logistics or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreement;

  •
  there will not be any new federal, state or local regulation, or any interpretation of existing regulation, of the portions of the logistics industries in which Logistics operates, and the MLP will operate, that will be materially adverse to the business of Logistics or the MLP, as applicable;

  •
  there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events that affect Logistics' or the MLP's assets, the Philadelphia refining complex or the delivery of the crude oil volumes included in the forecasts;

  •
  there will not be a shortage of skilled labor; and

  •
  there will not be any material adverse changes in the refining industry, the midstream energy sector or market or overall economic conditions.

CAPITALIZATION

              The following table shows our cash and cash equivalents and total capitalization as of March 31, 2015:

  •
  on a historical basis of PES LLC; and

  •
  on an as adjusted basis after giving effect to our organizational transactions as described under "Organizational Transactions" and this offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

              This table is derived from, should be read together with and is qualified in its entirety by reference to our historical consolidated financial statements and the accompanying notes and our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	March 31, 2015
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$389,141	$302,141

Long-term debt:
Capital lease obligations	1,487	1,487
Financing obligation	68,385	68,385
Refining term loan	534,050	534,050
Refining revolving credit facility	—	—
Logistics revolving credit facility	—	—

Total long-term debt (including current maturities)	$603,922	$603,922
Member's equity/Stockholders' equity(1):
Common units	$237,079	—
Advances to members	(86,296)	—
Class A common stock, $0.001 per share; 500,000,000 shares authorized, 29,583,501 shares issued and outstanding (as adjusted)	—	30
Class B common stock, $0.001 per share; 80,000,000 shares authorized, 50,182,064 shares issued and outstanding (as adjusted)	—	50
Additional paid-in-capital	—	38,875
Retained earnings	88,231	—
Accumulated other comprehensive loss	(5,100)	—

Total member's equity/stockholders' equity	$233,914	$38,955
Non-controlling interest(2)	—	97,145
Total capitalization	$837,836	$740,022

(1)
Assumes the underwriters' option to purchase additional shares of Class A common stock from us and the selling stockholders is not exercised.

(2)
Reflects the portion of PES LLC that will be owned by PESC Company upon completion of this offering. See "Organizational Transactions."

 DILUTION

              Dilution is the amount by which the offering price paid by purchasers of shares of Class A common stock in this offering will exceed the net tangible book value per share of Class A common stock immediately after the completion of this offering. Net tangible book value per share as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. The net tangible book value of our Class A common stock as of March 31, 2015, as adjusted to reflect (i) the payment of a distribution to PES LLC common unitholders in May 2015, (ii) the termination of an advisory agreement between PES LLC and an affiliate of Carlyle and Sunoco and (iii) the transactions described under "Organizational Transactions" (other than the sale of shares of Class A common stock in this offering), and assuming that PESC Company redeems all of its LLC Units in exchange for newly issued shares of our Class A common stock on a one-for-one basis, was $154.4 million, or approximately $1.94 per share (based on 79,765,565 shares of Class A common stock outstanding after giving effect to the foregoing adjustments and assumption). The net tangible book value of our Class A common stock as of March 31, 2015 on a pro forma basis, after giving effect to (i) the payment of a distribution to PES LLC common unitholders in May 2015, (ii) the termination of an advisory agreement between PES LLC and an affiliate of Carlyle and Sunoco and (iii) the transactions described under "Organizational Transactions," including the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $16.50, and after deducting the underwriting discount, and assuming that PESC Company redeems all of its LLC Units in exchange for newly issued shares of our Class A common stock on a one-for-one basis, would have been $146.4 million, or approximately $1.84 per share. This represents an immediate decrease in pro forma net tangible book value of $0.10 per share to existing stockholders and an immediate dilution of $14.66 per share to new investors.

              The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share		$16.50
Net tangible book value per share	$1.94
Decrease in net tangible book value per share attributable to new investors	(0.10)

Pro forma net tangible book value per share after the offering		1.84

Dilution per share to new investors		$(14.66)

              If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the net tangible book value per share of our Class A common stock as of March 31, 2015 on a pro forma basis would not change.

              A $1.00 increase in the assumed initial public offering price of $16.50 per share would increase our pro forma net tangible book value per share by $0.07 and the would increase dilution to new investors by $0.93, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

              A $1.00 decrease in the assumed initial public offering price of $16.50 per share would decrease our pro forma net tangible book value per share by $0.08 and would decrease the dilution to new investors by $0.92, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

              The following table summarizes on a pro forma basis as of March 31, 2015 the total number of shares of Class A common stock purchased from us; the total consideration paid to us by such investors, assuming an initial public offering price of $16.50 per share and before deducting the underwriting discount and estimated offering expenses payable by us; and the average price per share paid by our existing stockholders, including the impact of the underwriting discount and estimated offering expenses payable by us, and by new investors purchasing shares in this offering, assuming that PESC Company redeems all of its LLC Units in exchange for newly issued shares of our Class A common stock on a one-for-one basis.

			Total Consideration
	Shares Purchased
				Average Price per Share
	Number	Percent	Amount
			(in millions)
Existing stockholders(1)	67,998,244	85.2%	$(47.8)	(0.70)
Investors in this offering(2)	11,767,321	14.8%	194.2	16.50

Total	79,765,565	100.0%	$146.4	1.84

(1)
The number of shares disclosed for the existing stockholders includes 3,384,194 shares of Class A common stock being sold by the selling stockholders in this offering.

(2)
The number of shares disclosed for the new investors does not include the 3,384,194 shares of Class A common stock being purchased by the new investors from the selling stockholders in this offering.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following table presents the selected historical consolidated financial data of PES LLC and our Predecessor. The selected historical consolidated financial data as of and for the years ended December 31, 2014 and 2013 and for the periods from September 8 to December 31, 2012 and January 1 to September 7, 2012, have been derived from audited financial statements of PES LLC and our Predecessor, included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2012 have been derived from the audited financial statements of PES LLC not included in this prospectus. The selected historical consolidated financial data as of September 7, 2012 and December 31, 2011 and for the year ended December 31, 2011 have been derived from the audited financial statements of our Predecessor not included in this prospectus. The selected historical consolidated financial data as of December 31, 2010 and for the year ended December 31, 2010 have been derived from unaudited financial statements of our Predecessor not included in this prospectus. The selected historical consolidated financial data as of March 31, 2015 and 2014, and for the three months ended March 31, 2015 and 2014, have been derived from the unaudited consolidated financial statements of PES LLC included elsewhere in this prospectus. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

              Upon the closing of this offering, the historical consolidated financial statements of PES LLC will become the historical consolidated financial statements of Philadelphia Energy Solutions Inc.

              The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PES LLC and our Predecessor and the related notes thereto, included elsewhere in this prospectus, and the sections entitled "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical consolidated financial information may not be indicative of our future performance.

	Successor					Predecessor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)					(in thousands)
Consolidated statements of operations data:
Net sales	$1,874,622	$2,961,281	$13,250,883	$13,627,620	$4,552,022	$9,961,884	$13,945,883	$10,482,776
Operating costs and expenses
Cost of sales, excluding depreciation	1,640,224	2,764,620	12,393,541	13,185,363	4,238,775	9,436,608	13,487,628	9,868,242
Operating expenses, excluding depreciation	140,756	132,908	502,205	422,506	119,637	273,066	429,513	427,992
Impairment of inventory	—	—	49,290	—	11,533	—	—	—
General and administrative expenses	27,230	22,501	81,068	72,245	24,722	44,913	39,093	50,742
Depreciation and amortization expense	16,862	7,768	37,646	23,201	2,171	12,597	99,443	127,840
Provision for asset write-downs	—	—	—	—	—	—	1,464,357	—

Total operating costs and expenses	1,825,072	2,927,797	13,063,750	13,703,315	4,396,838	9,767,184	15,520,034	10,474,816

Operating income (loss)	49,550	33,484	187,133	(75,695)	155,184	194,700	(1,574,151)	7,960
Other (expense) income
Interest expense, net	(12,637)	(10,886)	(46,822)	(30,975)	(571)	—	—	—
Other (expense) income	(256)	310	1,565	3,631	(14,815)	—	—	—

Income (loss) before income tax expense	36,657	22,908	141,876	(103,039)	139,798	194,700	(1,574,151)	7,960
Income tax (expense) benefit	(125)	—	1,752	100	(3,788)	(13,506)	498,358	(3,304)

Net income (loss)	$36,532	$22,908	$143,628	$(102,939)	$136,010	$181,194	$(1,075,793)	$4,656

Consolidated balance sheet data:
Cash and cash equivalents	$389,141	$150,989	$338,249	$127,380	$232,931	$—	$—	$—
Property, plant and equipment, net	549,394	335,178	469,728	298,656	98,782	295,463	283,878	1,788,315
Total assets	2,251,706	1,096,868	2,068,629	1,003,165	773,456	548,584	376,471	1,889,155
Note payable to affiliate	—	—	—	—	$28,179	—	—	—
Current portion of long-term debt and capital lease obligation	9,888	6,691	10,856	6,460	—	—	—	—
Long-term debt and capital lease obligation	594,034	533,786	575,981	535,236	—	—	—	—
Members' equity/parent company net investment	233,914	89,282	209,052	66,642	390,541	422,325	269,606	1,236,596
Other financial data:
Capital expenditures	$75,492	$42,553	$140,295	$267,871	$14,060	$25,994	$63,236	$100,932
Gross margin	76,780	55,985	317,491	(3,450)	191,439	239,613	(70,701)	58,702
Gross refining margin(1)	205,328	196,661	857,342	442,257	313,247	525,276	458,255	614,534
EBITDA(2)	66,156	41,562	226,344	(48,863)	142,540	207,297	(1,474,708)	135,800

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses and depreciation and amortization expense related to the Philadelphia refining complex and including intercompany charges from the logistics segment, which are eliminated in consolidation. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices.

Gross refining margin should not be considered as an alternative to gross margin, operating income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated:

	Successor					Predecessor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)					(in thousands)
Reconciliation of gross margin to gross refining margin:
Gross margin	$76,780	$55,985	$317,491	$(3,450)	$191,439	239,613	$(70,701)	$58,702
Add:
Refinery operating expenses	140,756	132,908	502,205	422,506	119,637	273,066	429,513	427,992
Refinery depreciation expense	16,862	7,768	37,646	23,201	2,171	12,597	99,443	127,840
Less:
Intercompany charges from logistics segment	(29,070)	—	0	0	0	0	0	0

Gross refining margin	$205,328	$196,661	$857,342	$442,257	$313,247	$525,276	$458,255	$614,534

(2)
EBITDA is a non-GAAP measure defined as net income (loss) excluding interest expense, income tax (expense) benefit and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

•
EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

  •
  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

  •
  EBITDA does not reflect our tax expense.

  EBITDA should not be considered as an alternative to operating income (loss), net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income (loss), for each of the periods indicated:

	Successor					Predecessor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)					(in thousands)
Reconciliation of net income (loss) to EBITDA:
Net income (loss)	$36,532	$22,908	$143,628	$(102,939)	$136,010	$181,194	$(1,075,793)	$4,656
Add:
Income tax expense (benefit)	125	—	(1,752)	(100)	3,788	13,506	(498,358)	3,304
Interest expense, net	12,637	10,886	46,822	30,975	571	—	—	—
Depreciation and amortization	16,862	7,768	37,646	23,201	2,171	12,597	99,443	127,840

EBITDA	$66,156	$41,562	$226,344	$(48,863)	$142,540	$207,297	$(1,474,708)	$135,800

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

              Our unaudited pro forma consolidated financial statements are presented to show how we might have looked if the organizational transactions described under "Organizational Transactions," and the use of the estimated net proceeds from this offering as described under "Use of Proceeds" had occurred on the dates and for the periods indicated below. The statements also reflect the assumed completion of the Logistics IPO. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical consolidated financial statements of PES LLC included elsewhere in this prospectus.

              The unaudited pro forma consolidated balance sheet as of March 31, 2015 has been derived from the PES LLC unaudited balance sheet and gives effect to the organizational transactions, the use of the estimated net proceeds we receive from this offering and the Logistics IPO as if such transactions had occurred on March 31, 2015. The unaudited pro forma consolidated statement of operations and comprehensive income (loss) for the three months ended March 31, 2015 has been derived from PES LLC's unaudited statement of operations and comprehensive income for such period and gives effect to the organizational transactions, the use of the estimated net proceeds we receive from this offering and the Logistics IPO as if such transactions had occurred on January 1, 2015. The unaudited pro forma consolidated statement of operations and comprehensive income for the year ended December 31, 2014 has been derived from PES LLC's audited statement of operations and comprehensive income for such period and gives effect to the organizational transactions and the use of the estimated net proceeds from this offering as if such transactions had occurred on January 1, 2014.

              We have also provided a supplemental unaudited pro forma consolidated balance sheet as of March 31, 2015 and supplemental unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014. In addition to the pro forma adjustments outlined above, such supplemental unaudited pro forma information is provided to give effect to the assumed redemption of all of the LLC Units held by PESC Company in exchange for shares of our Class A common stock (and cancellation of a corresponding number of shares of our Class B common stock) concurrent with the offering. The supplemental unaudited pro forma financial information is presented for illustrative purposes only, as future redemptions of LLC Units in exchange for shares of our Class A common stock are dependent on numerous factors outside of our control and such future redemptions are not directly attributable to the organizational transactions.

              The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

              The pro forma adjustments as of and for the three months ended March 31, 2015 and for the year ended December 31, 2014 principally give effect to:

  •
  a distribution to holders of PES LLC's common units in May 2015 and the termination of an advisory agreement between PES LLC and an affiliate of Carlyle and Sunoco;

  •
  the consummation of the organizational transactions described in "Organizational Transactions" and the related effects of the tax receivable agreement as further described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement";

  •
  a provision for corporate income taxes on our income at an effective rate of 36%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction; and

  •
  the assumed completion of the Logistics IPO as described in "Business—Overview" and "Business—Logistics Business."

              If the Logistics IPO is consummated, we currently expect that the MLP will own the general partner of Logistics (which will own the non-economic general partner interest of Logistics) and approximately 45% of the limited partner interests in Logistics. Further, we expect that PES LLC will indirectly own approximately 57% of the MLP in the form of common units and subordinated units (or approximately 50% if the underwriters of the Logistics IPO exercise their option to purchase additional common units of the MLP) and the public will own approximately 43% of the MLP in the form of common units (or approximately 50% if the underwriters of the Logistics IPO exercise their option to purchase additional common units of the MLP). For purposes of the preparation of the pro forma financial statements, we have assumed the underwriters of the Logistics IPO do not exercise their option to purchase additional common units of the MLP.

              The unaudited pro forma consolidated balance sheet and statements of operations and supplemental unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled "Organizational Transactions," "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes thereto, included elsewhere in this prospectus.

 Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2015
(in thousands)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments	Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
ASSETS
Current Assets
Cash and cash equivalents	$389,141	$(79,500) (a)	$309,641	$(7,500)	(b)	$302,141	$99,177	(i)	$401,318
Accounts receivable, net	318,668		318,668			318,668			318,668
Accounts receivable from affiliate	501		501			501			501
Inventories	870,250		870,250			870,250			870,250
Prepaid expenses and other current assets	91,709		91,709	7,700	(c)	99,409			99,409

Total Current Assets	1,670,269	(79,500)	1,590,769	200		1,590,969	99,177		1,690,146
Property, plant and equipment, net	549,394		549,394			549,394			549,394
Deferred tax asset	—		—	79,774	(d)	79,774	(3,151)	(j)	76,623
Environmental indemnification receivable	18,242		18,242			18,242			18,242
Other long-term assets	13,801		13,801			13,801			13,801

Total Assets	$2,251,706	$(79,500)	$2,172,206	$79,974		$2,252,180	$96,026		$2,348,206

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$304,556		$304,556			$304,556			$304,556
Accounts payable to affiliates	36,493		36,493			36,493			36,493
Accrued liabilities	603,363		603,363			603,363			603,363
Deferred revenue	411,487		411,487			411,487			411,487
Note payable	—		—	7,700	(c)	7,700			7,700
Current portion of long-term debt and capital lease obligation	9,888		9,888			9,888			9,888
Non-income taxes payable	17,708		17,708			17,708			17,708

Total Current Liabilities	1,383,495		1,383,495	7,700		1,391,195			1,391,195
Long-term debt and capital lease obligation	594,034		594,034			594,034			594,034
Environmental liabilities	18,242		18,242			18,242			18,242
Payable to related parties pursuant to tax receivable agreement	—		—	90,588	(d)	90,588	(3,898)	(j)	86,690
Other long-term liabilities	22,021		22,021			22,021			22,021

Total Liabilities	2,017,792		2,017,792	98,288		2,116,080	(3,898)		2,112,182
Commitments and Contingencies
Members'/Stockholders' Equity
Common units	237,079		237,079	(237,079)	(e)	—			—
Advances to members	(86,296)		(86,296)	86,296	(e)	—			—
Class A common stock	—		—	30	(e)	30			30
Class B common stock	—		—	50	(e)	50			50
Additional paid-in-capital	—		—	38,875	(e)	38,875	38,435	(k)	77,310
Retained earnings	88,231	(79,500) (a)	8,731	(8,731)	(e)	—			—
Accumulated other comprehensive loss	(5,100)		(5,100)	5,100	(e)	—			—

Members' equity/stockholders' equity	233,914	(79,500)	154,414	(115,459)		38,955	38,435		77,390
Noncontrolling interest	—		—	97,145	(f)	97,145	61,488	(l)	158,633

Total Liabilities and Equity	$2,251,706	$(79,500)	$2,172,206	$79,974		$2,252,180	$96,026		$2,348,206

Supplemental Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2015
(in thousands)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
ASSETS
Current Assets
Cash and cash equivalents	$389,141	$(79,500	)(a)	$309,641	$(7,500	)(b)	$302,141	$126,121	(m)	$428,262
Accounts receivable, net	318,668			318,668			318,668			318,668
Accounts receivable from affiliate	501			501			501			501
Inventories	870,250			870,250			870,250			870,250
Prepaid expenses and other current assets	91,709			91,709	7,700	(c)	99,409			99,409

Total Current Assets	1,670,269	(79,500)		1,590,769	200		1,590,969	126,121		1,717,090
Property, plant and equipment, net	549,394			549,394			549,394			549,394
Deferred tax asset	—			—	476,409	(g)	476,409	(20,271	)(j)	456,138
Environmental indemnification receivable	18,242			18,242			18,242			18,242
Other long-term assets	13,801			13,801			13,801			13,801

Total Assets	$2,251,706	$(79,500)		$2,172,206	$476,609		$2,648,815	$105,850		$2,754,665

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$304,556			$304,556			$304,556			$304,556
Accounts payable to affiliates	36,493			36,493			36,493			36,493
Accrued liabilities	603,363			603,363			603,363			603,363
Deferred revenue	411,487			411,487			411,487			411,487
Note payable	—			—	7,700	(c)	7,700			7,700
Current portion of long-term debt and capital lease obligation	9,888			9,888			9,888			9,888
Non-income taxes payable	17,708			17,708			17,708			17,708

Total Current Liabilities	1,383,495			1,383,495	7,700		1,391,195			1,391,195
Long-term debt and capital lease obligation	594,034			594,034			594,034			594,034
Environmental liabilities	18,242			18,242			18,242			18,242
Payable to related parties pursuant to tax receivable agreement	—			—	476,912	(g)	476,912	(20,518	)(j)	456,394
Other long-term liabilities	22,021			22,021			22,021			22,021

Total Liabilities	2,017,792			2,017,792	484,612		2,502,404	(20,518)		2,481,886
Commitments and Contingencies
Members'/Stockholders' Equity
Common units	237,079			237,079	(237,079	)(h)	—			—
Advances to members	(86,296)			(86,296)	86,296	(h)	—			—
Class A common stock	—			—	80	(h)	80			80
Additional paid-in-capital	—			—	146,331	(h)	146,331	108,090	(n)	254,421
Retained earnings	88,231	(79,500	)(a)	8,731	(8,731	)(h)	—			—
Accumulated other comprehensive loss	(5,100)			(5,100)	5,100	(h)	—			—

Members' equity/stockholders' equity	233,914	(79,500)		154,414	(8,003)		146,411	108,090		254,501
Noncontrolling interest	—	—		—			—	18,278	(o)	18,278

Total Liabilities and Equity	$2,251,706	$(79,500)		$2,172,206	$476,609		$2,648,815	$105,850		$2,754,665

 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AND SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)
Reflects the net effect on cash and cash equivalents and retained earnings of cash distributions to our existing owners of $60.0 million in May 2015 and a $19.5 million payment to terminate an advisory agreement with an affiliate of Carlyle and Sunoco to be made in connection with the consummation of this offering.

(b)
Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds and the use thereof as described in "Use of Proceeds." The adjustment is computed as follows (in millions):

Proceeds we receive from this offering	$194.2
Payment of underwriters' discount and offering expenses	(19.9)
Purchase of LLC Units from PESC Company	(181.8)

$(7.5)

(c)
Reflects the net current assets of the PES Investors Entities and the Cash Balance Notes payable by us to the selling stockholders as a result of the recapitalization transactions occurring in connection with this offering.

(d)
Reflects adjustments to give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") to reflect deferred tax assets based on the following assumptions:

•
we will record $106.0 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the LLC Units purchased by us from PESC Company in connection with the completion of this offering with the net proceeds we receive therefrom, based on an effective income tax rate of 38.9% (which includes a provision for U.S. federal, state and local income taxes);

•
we will record a liability of $90.6 million, representing 85% of the estimated realizable tax benefit payable under the tax receivable agreement resulting from (i) the increase in the tax basis of the LLC Units purchased by us from PESC Company in connection with the completion of this offering with the net proceeds we receive therefrom as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•
we will record a decrease of $26.2 million in deferred tax assets reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases, including the tax bases of the PES Investors Entities. The deferred tax liabilities arise from temporary tax differences primarily related to depreciation on property, plant and equipment;

•
we will record a decrease of $10.8 million to additional paid-in-capital, which is an amount equal to the difference between (i) the net increase in deferred tax assets and (ii) the liability due to existing owners under the tax receivable agreement; and

•
there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(e)
Represents adjustments to stockholders' equity reflecting (i) par value for our Class A common stock and Class B common stock outstanding following this offering, (ii) a decrease of $7.5 million to additional paid-in capital as a result of the offering proceeds from this offering and the use thereof, (iii) a decrease of $10.8 million of additional paid-in-capital due to the net deferred tax asset and the tax receivable agreement liability as described in footnote (d) above, (iv) an increase of $57.3 million of additional paid-in-capital to allocate our share of PES LLC's equity, and (v) the elimination of PES LLC's common units, advances to members, retained earnings and accumulated other comprehensive income upon consolidation.

(f)
As described in "Organizational Transactions," we will become the sole managing member of PES LLC. We will initially own less than 100% of the economic interest in PES LLC, but will have 100% of the voting power and control the management of PES LLC. As a result, we will consolidate the financial results of PES LLC and will record a noncontrolling interest. Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be 62.9%. Pro forma noncontrolling interest represents 62.9% of the pro forma equity of PES LLC of $154.4 million.

(g)
Future redemptions of LLC Units for our Class A common stock by PESC Company, or purchases of LLC Units by us, could result in changes to our deferred tax assets and amounts owed under our tax receivable agreement. These adjustments give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") assuming all of the remaining LLC Units are redeemed in exchange for our Class A common stock concurrent with the offering. These adjustments are based on the following assumptions:

•
we will record $558.1 million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the LLC Units purchased by us from PESC Company in connection with the completion of this offering with the net proceeds we receive therefrom, based on an effective income tax rate of 38.9% (which includes a provision for U.S. federal, state, and local income taxes);

•
we will record a liability of $476.9 million, representing 85% of the estimated realizable tax benefit payable under the tax receivable agreement resulting from (i) the increase in the tax basis of the LLC Units purchased by us from PESC Company in connection with the completion of this offering with the net proceeds we receive therefrom as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•
we will record a decrease of $81.7 million in deferred tax assets reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases, including the tax bases of the PES Investors Entities. The deferred liabilities arise from temporary tax differences primarily related to depreciation on property, plant and equipment;

•
we will record a decrease of $0.5 million to additional paid-in-capital, which is an amount equal to the difference between (i) the net increase in deferred tax assets and (ii) the liability due to existing owners under the tax receivable agreement; and

•
there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(h)
Represents adjustments to stockholders' equity as a result of the LLC Units that will be purchased in connection with the organizational transactions and assuming all remaining LLC Units are redeemed in exchange for our Class A common stock concurrent with the offering. The adjustments are provided for illustrative purposes only. The adjustments to stockholders' equity reflect (i) par value for our Class A common stock outstanding following this offering and the assumed exchange, (ii) a decrease of $7.5 million to additional paid-in capital as a result of the offering proceeds from this offering and the use thereof, (iii) a decrease of $0.5 million in additional paid-in-capital due to the net deferred tax asset and the tax receivable agreement liability as described in footnote (g) above, (iv) an increase of $154.4 million to additional paid-in-capital to allocate the equity of PES LLC, and (v) the elimination of PES LLC's common units, advances to members, retained earnings and accumulated other comprehensive income upon consolidation.

(i)
Reflects the net increase in cash and cash equivalents as a result of the Logistics IPO and related transactions of PES LLC and PES as set forth in the table below (in millions):

Logistics IPO gross proceeds(1)	$196.8
Payment of underwriters' discount and offering expenses	(16.5)
Distribution to holders of LLC Units other than us for the payment of income taxes related to the Logistics IPO	(58.7)
Payment of income taxes related to the Logistics IPO	(18.5)
Payment under the tax receivable agreement	(3.9)

$99.2

(1)
Represents a distribution yield of 8.0%. A 1.0% increase or decrease in the distribution yield of the Logistics IPO will result in a ($21.9) million decrease or $28.1 million dollar increase in gross proceeds from the Logistics IPO, respectively.
(j)
Reflects the net decrease in our deferred income taxes and a payment under the tax receivable agreement attributable to the Logistics IPO.

(k)
Represents a net increase in additional paid-in-capital to reflect (i) a $60.1 million increase in our share of the additional equity of PES LLC after completion of the Logistics IPO, (ii) a $18.5 million decrease as a result of the payment of income taxes related to the Logistics IPO as described in adjustment (i) above and (iii) a $3.2 million decrease as a result of the adjustment to our deferred tax assets described in adjustment (j) above.

(l)
Reflects the net increase in noncontrolling interest attributable to (i) the establishment of $18.3 million of noncontrolling interest as a result of the public unitholders of the MLP, (ii) an increase of $101.9 million in noncontrolling interest to reflect the noncontrolling interest share of the increase in the equity of PES LLC attributable to the Logistics IPO and (iii) a $58.7 million reduction in the noncontrolling interest as a result of the distribution to holders of LLC Units other than us for the payment of income taxes related to the Logistics IPO. Following the Logistics IPO, we expect that the MLP will own the general partner of Logistics (which will own the non-economic general partner interest in Logistics) and approximately 45% of the limited partner interests in Logistics. Further, we expect that PES Holdings and the public will own approximately 57.5% and 42.5% of the MLP, respectively (or approximately 50% and 50%, respectively, if the underwriters of the Logistics IPO exercise their option to purchase additional common units of the MLP).

(m)
Reflects the net increase in cash and cash equivalents as a result of the Logistics IPO and related transactions of PES LLC and PES as set forth in the table below (in millions):

Logistics IPO gross proceeds(1)	$196.8
Payment of underwriters' discount and offering expenses	(16.5)
Payment of income taxes related to the Logistics IPO	(33.6)
Payment under the tax receivable agreement	(20.5)

$126.2

(1)
Represents a distribution yield of 8.0%. A 1.0% increase or decrease in the distribution yield of the Logistics IPO will result in a $(21.9) million decrease or $28.1 million dollar increase in gross proceeds from the Logistics IPO, respectively.
(n)
Represents a net increase in additional paid-in-capital to reflect (i) a $161.9 million increase in the equity of PES LLC after completion of the Logistics IPO, (ii) a $33.6 million decrease as a result of the payment of income taxes related to the Logistics IPO as described in adjustment (i) above and (iii) a $20.3 million decrease as a result of the adjustment to our deferred tax assets described in adjustment (j) above.

(o)
Reflects the noncontrolling interest attributable to the public unitholders of the MLP. Following the Logistics IPO, we expect that the MLP will own the general partner of Logistics (which will own the non-economic general partner interest in Logistics) and approximately 45% of the limited partner interests in Logistics. Further, we expect that PES Holdings and the public will own approximately 57.5% and 42.5% of the MLP, respectively (or approximately 50% and 50%, respectively, if the underwriters of the Logistics IPO exercise their option to purchase additional common units of the MLP).

Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2015
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments(u)		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
Net sales	$1,874,622			$1,874,622			$1,874,622			$1,874,622
Operating costs and expenses
Cost of sales	1,640,224			1,640,224			1,640,224			1,640,224
Operating expenses	140,756			140,756			140,756			140,756
General and administrative expenses	27,230	(1,326	)(p)	25,904			25,904			25,904
Depreciation and amortization expense	16,862			16,862			16,862			16,862

Total operating costs and expenses	1,825,072	(1,326)		1,823,746			1,823,746			1,823,746

Operating income	49,550	1,326		50,876			50,876			50,876
Interest expense, net	(12,637)			(12,637)			(12,637)			(12,637)
Other expense	(256)			(256)			(256)			(256)

Income before income tax expense	36,657	1,326		37,983			37,983			37,983
Income tax expense	(125)	—		(125)	(4,946	)(q)	(5,071)	608	(v)	(4,463)

Net income	$36,532	$1,326		$37,858	$(4,946)		$32,912	$608		$33,520

Less—net income attributable to noncontrolling interest					(23,896	)(r)	(23,896)	(1,688	)(w)	(25,584)

Net income attributable to PES					$(28,842)		$9,016	$(1,080)		$7,936

Net income available to Class A common stock per share(s)
Basic							$0.30			$0.27
Diluted							$0.30			$0.27
Weighted average shares of Class A common stock outstanding(s)
Basic							29,583,501			29,583,501
Diluted							79,765,565			79,765,565

 Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2014
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments(x)		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
Net sales	$13,250,883			$13,250,883			$13,250,883			$13,250,883
Operating costs and expenses
Cost of sales	12,393,541			12,393,541			12,393,541			12,393,541
Operating expenses	502,205			502,205			502,205			502,205
Impairment of inventory	49,290			49,290			49,290			49,290
General and administrative expenses	81,068	(7,021	)(p)	74,047			74,047			74,047
Depreciation and amortization expense	37,646			37,646			37,646			37,646

Total operating costs and expenses	13,063,750	(7,021)		13,056,729			13,056,729			13,056,729

Operating income	187,133	7,021		194,154			194,154			194,154
Interest expense, net	(46,822)			(46,822)			(46,822)			(46,822)
Other income	1,565			1,565			1,565			1,565

Income before income tax benefit	141,876	7,021		148,897			148,897			148,897
Income tax benefit	1,752			1,752	(21,632	)(q)	(19,880)	2,195	(v)	(17,685)

Net income	$143,628	$7,021		$150,649	$(21,632)		$129,017	$2,195		$131,212

Less—net income attributable to noncontrolling interest					(93,674	)(r)	(93,674)	(6,096	)(w)	(99,770)

Net income attributable to PES					$(115,306)		$35,343	$(3,901)		$31,442

Net income available to Class A common stock per share(s)
Basic							$1.19			$1.06
Diluted							$1.19			$1.06
Weighted average shares of Class A common stock outstanding(s)
Basic							29,583,501			29,583,501
Diluted							79,765,565			79,765,565

 Supplemental Unaudited Pro Forma Consolidated Statement of Operations
For the Three Months Ended March 31, 2015
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments(u)		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
Net sales	$1,874,622			$1,874,622			$1,874,622			$1,874,622
Operating costs and expenses
Cost of sales	1,640,224			1,640,224			1,640,224			1,640,224
Operating expenses	140,756			140,756			140,756			140,756
General and administrative expenses	27,230	(1,326	)(p)	25,904			25,904			25,904
Depreciation and amortization expense	16,862			16,862			16,862			16,862

Total operating costs and expenses	1,825,072	(1,326)		1,823,746			1,823,746			1,823,746

Operating income	49,550	1,326		50,876			50,876			50,876
Interest expense, net	(12,637)			(12,637)			(12,637)			(12,637)
Other expense	(256)			(256)			(256)			(256)

Income before income tax expense	36,657	1,326		37,983			37,983			37,983
Income tax expense	(125)			(125)	(13,549	)(q)	13,674	1,638	(v)	(12,036)

Net income	$36,532	$1,326		$37,858	$(13,549)		$24,309	$1,638		$25,947

Less—net income attributable to noncontrolling interest								(4,551	)(y)	(4,551)

Net income attributable to PES								$(2,913)		$21,396

Net income available to Class A common stock per share(t)
Basic							$0.30			$0.27
Diluted							$0.30			$0.27
Weighted average shares of Class A common stock outstanding(t)
Basic							79,765,565			79,765,565
Diluted							79,765,565			79,765,565

 Supplemental Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2014
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions LLC Pro Forma	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma (before assumed Logistics IPO)	Pro Forma Adjustments(x)		Philadelphia Energy Solutions Inc. Pro Forma (after assumed Logistics IPO)
Net sales	$13,250,883			$13,250,883			$13,250,883			$13,250,883
Operating costs and expenses
Cost of sales	12,393,541			12,393,541			12,393,541			12,393,541
Operating expenses	502,205			502,205			502,205			502,205
Impairment of inventory	49,290			49,290			49,290			49,290
General and administrative expenses	81,068	(7,021	)(p)	74,047			74,047			74,047
Depreciation and amortization expense	37,646			37,646			37,646			37,646

Total operating costs and expenses	13,063,750	(7,021)		13,056,729			13,056,729			13,056,729

Operating income	187,133	7,021		194,154			194,154			194,154
Interest expense, net	(46,822)			(46,822)			(46,822)			(46,822)
Other income	1,565			1,565			1,565			1,565

Income before income tax benefit	141,876	7,021		148,897			148,897			148,897
Income tax benefit	1,752			1,752	(55,355	)(q)	(53,603)	5,917	(v)	(47,686)

Net income	$143,628	$7,021		$150,649	$(55,355)		$95,294	$5,917		$101,211

Less—income attributable to noncontrolling interest								(16,437	)(y)	(16,437)

Net income attributable to PES								$(10,520)		$84,774

Net income available to Class A common stock per share(t)
Basic							$1.19			$1.06
Diluted							$1.19			$1.06
Weighted average shares of Class A common stock outstanding(t)
Basic							79,765,565			79,765,565
Diluted							79,765,565			79,765,565

 NOTES TO THE UNAUDITED PRO FORMA
CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL UNAUDITED PRO FORMA
CONSOLIDATED STATEMENTS OF OPERATIONS

(p)
This pro forma adjustment eliminates the fees incurred by PES LLC under an advisory agreement with an affiliate of Carlyle and Sunoco. As described in note (a) to the unaudited and supplemental unaudited pro forma balance sheets, we will pay a fee of approximately $19.5 million to terminate the advisory agreement in connection with the consummation of this offering. PES LLC will recognize a $19.5 million pretax charge against earnings for the termination of the advisory agreement. This charge is not reflected in the pro forma and supplemental pro forma income statements for the three months ended March 31, 2015 and the year ended December 31, 2014.

(q)
Following the organizational transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any taxable income of PES LLC. As a result, the pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of 36%, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. It also reflects the state and local benefits attributable to the location of the Philadelphia refining complex in a Keystone Opportunity Zone. All of these benefits expire by December 31, 2023.

(r)
As described in "Organizational Transactions," we will become the sole managing member of PES LLC. We will initially own less than 100% of the economic interest in PES LLC, but will have 100% of the voting power and control the management of PES LLC. Immediately following this offering, the noncontrolling interest will be 62.9%. Net income attributable to the noncontrolling interest represents 62.9% of income before income taxes of $38.0 million for the three months ended March 31, 2015, and $148.9 million for the year ended December 31, 2014.

(s)
The shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share for basic purposes. However, on a dilutive basis, as LLC Units owned by PESC Company are redeemable in exchange for newly issued shares of our Class A common stock on a one-for-one basis (and shares of Class B common stock will be cancelled on a one-for-one basis upon any such redemption), the shares of Class A common stock which would be issued upon redemption are included in the weighted average shares outstanding, and the net income attributable to shares of Class A common stock is adjusted to reflect the net income, as well as the corresponding income tax (based on a 36% effective tax rate) attributable to the LLC Units.

(t)
The pro forma weighted average shares outstanding and net income available per share give effect to the assumed redemption of all the remaining LLC Units held by PESC Company in exchange for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future redemptions are not directly attributable to the organizational transactions and do not necessarily reflect the actual number of LLC Units that will be redeemed for shares of our Class A common stock subsequent to this offering.

(u)
Reflects actual throughput volume at the North Yard terminal for the three months ended March 31, 2015 of 169,229 bpd resulting in a shortfall payment of $0.1 million for all volumes short of 170,000 bpd required in the commercial agreement between Refining and Logistics.

(v)
Decrease in our income tax expense to reflect a reduction in our share of PES LLC's share of the MLP's income as of result of the Logistics IPO at an effective rate of 36%.

(w)
Immediately following this offering, but prior to the closing of the assumed Logistics IPO, our interest in the income of the MLP was 37.1% and the noncontrolling interest share was 62.9% as a result of the noncontrolling interest in PES LLC. As a result of the closing of the assumed Logistics IPO, and assuming the underwriters of the assumed Logistics IPO do not exercise their option to purchase additional common units of the MLP, our interest in the income of the MLP is assumed to decrease to 21.0% and the noncontrolling interest share is assumed to increase to 79.0%. This entry reflects the additional 16.1% of noncontrolling interest in the MLP's income of $10.5 million for the three months ended March 31, 2015 and $37.8 million for the year ended December 31, 2014. The income for the MLP reflects 45% of the pro forma income of Logistics, which includes the pro forma revenues under the commercial agreement with Refining.

(x)
Reflects actual throughput volume at the North Yard terminal for the year ended December 31, 2014 of 138,878 bpd resulting in a shortfall payment of $21.6 million for all volumes short of 170,000 bpd required in the commercial agreement between Refining and Logistics.

(y)
Immediately following this offering and assuming the redemption of all the remaining LLC Units held by PESC Company in exchange for shares of our Class A common stock concurrent with the offering, but prior to the closing of the assumed Logistics IPO, our interest in the income of the MLP was 100% and there was no noncontrolling interest. Upon the closing of the assumed Logistics IPO and assuming the underwriters of the assumed Logistics IPO do not exercise their option to purchase additional common units of the MLP, our interest in the MLP's income is assumed to decrease to 57.5% and the noncontrolling interest share is assumed to increase to 42.5%. This entry reflects the additional 42.5% of noncontrolling interest in income of the MLP's income of $10.5 million for the three months ended March 31, 2015 and $37.8 million for the year ended December 31, 2014. The income for the MLP reflects 45% of the pro forma income of Logistics, which includes the pro forma revenues under the commercial agreement with Refining.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis together with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus particularly in the sections entitled "Risk Factors" and "Forward-Looking Statements."

Executive Summary and Overview

              Carlyle, Sunoco (which is now a subsidiary of ETP) and certain members of our executive management formed our company as a joint venture to pursue the acquisition and development of crude oil refineries and downstream energy assets. On September 8, 2012 (the "Acquisition Date"), we completed the acquisition of the Philadelphia refining complex, the largest refining complex in PADD I and the 10th largest in the United States. The Philadelphia refining complex is comprised of the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility. Refining, our wholly owned subsidiary, is a merchant refiner and marketer that operates the Philadelphia refining complex on an approximately 1,300 acre site.

              Immediately following the acquisition of the Philadelphia refining complex, we began the engineering and construction of the North Yard terminal adjacent to the Philadelphia refining complex. The North Yard terminal, which provides certain logistics services to Refining, commenced operations in October 2013. The capacity of the North Yard terminal was expanded to 280,000 bpd in October 2014, allowing Refining to significantly increase the volume of domestic crude oil it processes. As a result, domestic crude oil comprised 74% of our crude oil slate in the first quarter of 2015 compared to 9% of our crude oil slate in the fourth quarter of 2012 (the first full quarter of operation of the Philadelphia refining complex under our ownership). On January 1, 2015, the North Yard terminal was contributed to Logistics, our wholly owned subsidiary. In connection with this contribution, Logistics and Refining entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and related services and secondment and easement agreements. Accordingly, as of January 1, 2015, we conduct our operations through two business segments, refining and logistics, which are operated by Refining and Logistics, respectively. For periods beginning with the three months ended March 31, 2015, we provide financial information and operating data on a segment basis.

              Throughout this prospectus we include financial statements and other financial operating data for the Philadelphia refining complex for periods prior to the Acquisition Date. We refer to the Philadelphia refining complex during such periods as our "Predecessor" since we were a newly formed company that generated substantially no revenues prior to the Acquisition Date. Following the Acquisition Date, the Philadelphia refining complex represented the major portion of our business and assets.

              For the three months ended March 31, 2015, Refining's operating income was $26.3 million and Logistics' operating income was $23.3 million. For the three months ended March 31, 2015, we had net sales of $1.9 billion, gross refining margin of $205.3 million, operating income of $49.6 million and net income of $36.5 million. For the year ended December 31, 2014, we had net sales of $13.3 billion, gross refining margin of $857.3 million, operating income of $187.1 million and net income of $143.6 million.

Factors Affecting Comparability

              Our results over the past three years have been affected by the following events, which must be understood in order to assess the comparability of our period to period financial performance and condition.

Acquisition of the Philadelphia Refining Complex

              On the Acquisition Date, Sunoco contributed certain assets, including the Philadelphia refining complex, to us in return for a 33% interest in us, and Carlyle acquired a 67% interest in us. The assets contributed by Sunoco were previously operated as part of Sunoco's larger refining and supply business segment. This business segment refined crude oil along with other feedstocks and sold various refined products to Sunoco's other business segments, including Sunoco's retail outlets in 23 states, and to wholesale and industrial customers. In connection with our acquisition of the Philadelphia refining complex, Refining purchased certain crude oil, intermediates and refined products inventory from Sunoco for $167 million. Refining financed a portion of the inventory purchase by issuing a $28.2 million note that matured on September 8, 2013 and was repaid in full. We also incurred $10.9 million in acquisition costs related to the acquisition.

              A new basis of accounting was established on the Acquisition Date, and therefore, the financial position and operating results prior to and after the Acquisition Date are not consistent. However, management believes the most meaningful way to comment on the statement of operations data is to compare the sum of the operating results for both periods in 2012 with the operating results for the year 2013. Management believes it is not practical to comment on the cash flows from operating activities in the same manner because the acquisition resulted in some comparisons not being meaningful. For instance, on the Acquisition Date we did not assume any of the accounts receivable or accounts payable of Sunoco. Sunoco collected and made payments on these accounts after the Acquisition Date, and these transactions are not included in our consolidated statements of cash flows.

Predecessor Financial Statements

              The financial statements for all periods prior to the Acquisition Date (the "Predecessor Financial Statements") have been prepared from the historical accounting records of Sunoco. As the Philadelphia refining complex was historically managed and financed by Sunoco as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by Sunoco and its affiliates. The Predecessor Financial Statements reflect the results of operations and cash flows of our Predecessor in a manner consistent with Sunoco's management of our Predecessor and as though our Predecessor had been a stand-alone company for all periods presented. All revenues and expenses specifically identified to our Predecessor have been presented in our consolidated statements of operations and comprehensive income (loss). Management believes that the Predecessor Financial Statements are not necessarily comparable to our financial statements following the Acquisition Date or indicative of the results for any future period.

              Expenses related to shared assets and liabilities and overhead expenses have been allocated to our Predecessor in accordance with the SEC Staff Accounting Bulletin Topic I-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              Transactions between our Predecessor and Sunoco and its affiliates have been identified as related-party transactions. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Additionally, the Predecessor Financial Statements include allocations of costs for certain support functions (see note (4), Predecessor's Transactions with Sunoco and Sunoco Subsidiaries in our consolidated financial statements included elsewhere in this prospectus). In the opinion of management, all adjustments that have been made are necessary for a fair presentation of the financial statements. The allocations have been made on a reasonable basis and allocation methodologies have been consistently applied for each period presented. The financial statements may not necessarily be indicative of the statements of operations or cash flows our Predecessor would have had in the past, or might have in the future, if it had existed as a separate, stand-alone business during the periods presented. Lastly, Sunoco did not operate a hedging program with respect to the assets we acquired and experienced significant changes to inventory value as a result, which impact our Predecessor's results of operations.

Intermediation Agreement

              On the Acquisition Date, Refining entered into an intermediation agreement with JPMVEC. Under this agreement, JPMVEC supplied substantially all of Refining's crude oil and noncrude feedstocks and purchased substantially all of Refining's production of blendstocks and refined products at a market price based on a market index and hedged these blendstocks and refined products based on a different market index until the product was sold to third parties. Fees incurred in connection with negotiating the JPMVEC agreements totaled $4.0 million. JPMVEC purchased and held legal title to crude oil and noncrude feedstocks, which were held in storage tank facilities, until they were processed by Refining. Refining paid the logistics costs to deliver the crude oil and noncrude feedstocks into the storage tank facilities. Refining then purchased the crude oil and noncrude feedstocks when they were drawn out of the storage tanks and processed. Crude oil and noncrude feedstocks were purchased from JPMVEC at the daily market prices.

              As a result of the intermediation agreement, Refining was able to significantly reduce its investment in inventory and reduce its exposure to the changes in the price of crude oil and refined products compared to our Predecessor during periods prior to the Acquisition Date. Refining paid JPMVEC a per-barrel fee for each barrel of crude oil and noncrude feedstock delivered and each barrel of blendstock and refined product sold. In addition, a working capital charge was paid to JPMVEC based on the net cash deployed by JPMVEC to provide the intermediation services. Generally, net cash deployed by JPMVEC was calculated as the value of its hydrocarbon inventory related to the intermediation agreement, less the related accounts payable.

              Under the terms of the intermediation agreement, Refining sold portions of the butane produced at Girard Point and Point Breeze to JPMVEC at a loss each year during the months of April through August. In the months of September through December, Refining took delivery of this butane from JPMVEC and blended it into gasoline, thereby recouping the loss previously recorded. The accounting treatment was specifically a result of the terms of the intermediation agreement and was not consistent with how butane was accounted for in the Predecessor Financial Statements. Our Predecessor generally stored excess butane in inventory starting in April, deferring the cost recognition until the butane inventory was blended into gasoline and sold to third parties starting in the month of September. The impact of this accounting treatment under the intermediation agreement was to reduce earnings during the period from April through August of each year while increasing earnings in September through December of each year as compared to the Predecessor Financial Statements.

              JPMVEC purchased blendstocks and refined products from Refining at a market price based on a market index and hedged these blendstocks and refined products based on a different market index until the product was sold to third parties. JPMVEC also supplied all of Refining's crude oil and noncrude feedstocks. JPMVEC purchased crude oil based on an index price and hedged the crude oil in its possession at a different index price. In both cases there was a difference between the index price under which JPMVEC acquired product or crude oil and the index price at which they hedged product or crude oil. The difference in these respective indexes was referred to as basis. Under the terms of the intermediation agreement, Refining was required to pay JPMVEC or JPMVEC was required to pay Refining for the impact of any change in basis during the period of time JPMVEC held inventory. All basis payments made to JPMVEC or received from JPMVEC were recorded in the net income of Refining.

              Effective October 7, 2014, JPMVEC assigned its rights and obligations under the intermediation agreement to MLC, after which MLC and Refining amended and restated the agreement. The amended and restated intermediation agreement with MLC remains in effect as of the date of this prospectus and terminates on October 7, 2017. See "—Liquidity and Capital Resources—Intermediation Agreement."

Refining Revolving Credit Facility

              On the Acquisition Date, Refining entered into a $100 million secured revolving credit facility with JP Morgan Chase Bank NA with an initial maturity date in September 2017. This revolving credit facility provided for borrowings up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which was based on the value of collateral that included Refining's eligible hydrocarbon inventories, eligible receivables from inventory sales and eligible cash and cash equivalent balances. Borrowings outstanding under this revolving credit facility bore interest at the London Interbank Offered Rate ("LIBOR") or base rate (at Refining's option) plus an applicable margin. This revolving credit facility was subject to a commitment fee of 0.5% of the unused portion of the Refining revolving credit facility and contained customary covenants that, among other things, limited Refining's ability to incur indebtedness; grant liens on certain of its assets; make certain loans, acquisitions and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. On February 8, 2013, this revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100 million to $150 million for the period from February 8, 2013 through April 30, 2013.

              In connection with the assignment of the intermediation agreement by JPMVEC to MLC, effective October 7, 2014, JP Morgan Chase Bank NA assigned its rights and obligations under the revolving credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the revolving credit facility, including an extension of the maturity date. We refer to the amended and restated revolving credit facility as the "Refining revolving credit facility." Similar to our prior credit facility with JP Morgan Chase Bank, the Refining revolving credit facility provides for a total available commitment of $100 million, with borrowings thereunder limited to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base. As of March 31, 2015, the borrowing base under the Refining revolving credit facility was $26.5 million and Refining had outstanding approximately $5.2 million of letters of credit. Accordingly, as of March 31, 2015, the borrowing availability under the Refining revolving credit facility was $21.3 million.

              The Refining revolving credit facility is guaranteed by certain subsidiaries of Refining. Lenders under the Refining revolving credit facility have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining term loan, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. See "—Liquidity and Capital Resources—Credit Facilities—Refining Revolving Credit Facility" and "—Liquidity and Capital Resources—Intermediation Agreement."

Refining Term Loan

              On April 4, 2013, Refining entered into a $550 million term loan (the "Refining term loan") with a syndicate of banks, financial institutions and institutional lenders with a maturity date of April 4, 2018. Proceeds from the Refining term loan were used to pay distributions of $148.1 million to our owners, including $27.6 million to repay in full our preferred unitholders, as well as to fund operations and capital expenditures. The Refining term loan contains covenants that restrict Refining from incurring certain indebtedness; granting liens on certain of its assets; pursuing certain loans, acquisitions and investments; entering into a merger or sale of assets; engaging in certain transactions with affiliates, entering into sales and leasebacks and swap agreements; repaying certain indebtedness; and paying certain distributions to us for further distribution to stockholders. Refining has no other restrictions on its ability to make dividend payments other than as specified in the Refining revolving credit facility, the intermediation agreement and applicable law. Once certain requirements under its debt documents are met, Refining may make dividends at the discretion of its board of managers.

              The Refining term loan is guaranteed by certain subsidiaries of Refining. Lenders under the Refining term loan have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. See "—Liquidity and Capital Resources—Credit Facilities—Refining Term Loan" and "—Liquidity and Capital Resources—Intermediation Agreement."

Tax Treatment

              Prior to the Acquisition Date, our Predecessor was treated as a corporation that was taxed under Subchapter C of the U.S. Internal Revenue Code of 1986, as amended (the "Code" and, such corporation, a "C-Corporation") and subject to entity-level U.S. federal and state income taxes. Following the Acquisition Date, we have been taxed as a partnership under Subchapter K of the Code for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level. Following the completion of this offering, we will be taxed as a C-corporation and will once again be subject to U.S. federal and state income.

Factors Affecting Operating Results

Overview

              Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which in turn depend on other factors, including changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. While our costs of products sold fluctuate significantly with movements in crude oil prices, our net sales fluctuate significantly with movements in refined petroleum product prices. Therefore, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

              Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Crude oil production levels, expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, international regulatory and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel during the summer driving season and for home heating oil during the winter.

              Since 2008, domestic crude oil production's lowest point since 1946, the growth in U.S. oil production, primarily from tight shale, has resulted in a significant increase in domestic crude oil available to U.S. refineries. For the year ended December 31, 2014, domestic crude oil production, measured in average barrels per day, increased by 73% to approximately 8.7 million barrels per day from the 2008 average of 5.0 million barrels per day. The levels of domestic crude oil available to U.S. refineries has had, and will likely continue to have, an impact on crude oil prices and refining industry economics. Although changes in crude oil prices will impact our cost of product sold, the impact on our operating income is influenced by how the prices for our refined products adjust to changing crude oil prices.

Benchmark Refining Margins

              Gross refining margin is the most important indicator of refining profitability. We evaluate Refining's performance by comparing gross refining margin per barrel to a crack spread.

              Crack spread is a term used in the oil industry and futures trading to describe the differential between the price of crude oil and the price of petroleum products extracted from the crude oil. The profit margin is the amount a refinery can expect to make by refining crude oil into saleable products. Typically, the products component of the crack spread are represented by the single grade of gasoline and single grade distillate which are traded on the NYMEX. The crude oil component of the crack spread is represented by a single grade of crude oil that is actively traded.

              The crack spread does not correlate directly with our gross refining margin per barrel, largely because (i) the actual crude oil purchased is not of the same quality and is not purchased at the same price point as represented in the crack spread ("consumed crude differential"); (ii) the cash markets for products which are typically used to price sales transactions are different than the futures contract prices used in the crack spread ("basis"); (iii) the product mix produced by the Philadelphia refining complex changes from time to time and does not directly reflect the components of the crack spread; and (iv) actual revenue received for our refined products often differs from the cash market indicators used in the crack spread. Each of the four factors described above, in addition to the crack spread, are useful in understanding our profitability and changes in our results of operations from period to period.

              We use a crack spread, expressed in dollars per barrel, that is calculated by assuming that two barrels of the benchmark Dated Brent crude oil are converted into one barrel of RBOB gasoline and one barrel of ultra-low sulfur diesel. The indexes used are the NYMEX New York Harbor market value of RBOB gasoline and ultra-low sulfur diesel less the market value of Dated Brent crude oil and we refer to the result as the Dated Brent (NYH) 2-1-1 crack spread ("2-1-1 crack spread"). The NYMEX indexes used in the 2-1-1 crack spread represent futures contracts which may not culminate in a physical sale of product but are representative of the market values of its components as determined by actual trades. The NYMEX prices are also representative of the derivative instruments we predominantly use to manage market risk.

              Our consumed crude differential varies because of advantages and disadvantages as compared to the Dated Brent benchmark crude oil price. We measure the consumed crude differential for a reporting period by calculating the spread between the delivered cost of our processed crude oil on a last-in, first-out basis ("LIFO") and the average price of the Dated Brent benchmark crude oil for the period. Prior to the completion of the North Yard terminal in October 2013, when substantially all of our crude oil was imported, our cost of delivered crude oil typically exceeded the benchmark crude oil price resulting in an unfavorable consumed crude differential. For the three months ended March 31, 2015 and the fiscal years ended December 31, 2014, 2013 and 2012, our consumed crude differential, measured as favorable or (unfavorable) to the Dated Brent benchmark crude oil, was $(0.37), $(0.14), $(3.05) and $(3.97) per barrel, respectively. Domestic crude oil generally prices in relation to the WTI benchmark, so as we have increased our consumption of domestic crude oil as a percentage of our total crude oil volume our consumed crude differential has been heavily influenced by changes in the WTI to Brent price differential.

              As a result of the standard production of various grades of gasoline and distillate products at the Philadelphia refining complex that are different from the product specifications used to determine the NYMEX benchmark prices and the fact the NYMEX markets are influenced by speculative positions which may never culminate in a physical delivery, we believe the Argus cash markers are a better indicator of the expected prices for our products. Argus is an independent media organization that publishes commodity price data. In the U.S. refined products markets, Argus typically reflects physical market prices across an entire trading day for specific product grades at specific locations. The difference between the Argus cash marker price and the price used to calculate the 2-1-1 crack spread is referred to as gasoline basis and ultra-low sulfur diesel basis. Our gasoline basis and ultra-low sulfur diesel basis will fluctuate and can be either positive or negative relative to the NYMEX benchmark. With regard to ultra-low sulfur diesel, we primarily produce only ultra-low sulfur diesel so the NYMEX benchmark can be compared to a single Argus cash marker price. The standard mix of the gasoline grades we produce is 50% RBOB, 20% Premium RBOB, 20% CBOB and 10% Premium CBOB and we use the four Argus cash marker prices for these gasoline grades to determine the weighted average marker price that can be compared to the NYMEX RBOB index.

              The actual prices realized for our refined products will differ from the Argus cash marker prices discussed above primarily as a result of logistics costs and variations in the actual mix of product grades for gasoline and distillate we produce.

              Girard Point and Point Breeze have a combined product slate of approximately 45% gasoline, 40% distillate and 3% high-value petrochemicals, with the remaining 12% of the product slate comprised of lower-value products (9% residual fuel, 2% LPGs and 1% other). Because approximately 12% of our production is lower-value products that generally sell at prices below crude oil cost, our actual total gross margin per barrel is typically significantly less than the 2-1-1 crack spread. The product slate produced at the Philadelphia refining complex can change from period to period resulting in changes to our results from operations.

Renewable Fuels Standard

              Refining currently blends renewable fuels and purchases RINs on the open market, as well as certain waiver credits, in order to comply with the RFS. Refining's overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established each year by the EPA. To the degree Refining is unable to blend the required amount of biofuels to satisfy its RINs obligation, Refining must purchase RINs on the open market to avoid penalties and fines. The amount of RINs we are obligated to purchase is impacted by our total barrels of gasoline and distillate produced and the obligation is reduced by blending renewable fuels at third-party fuel terminals and by exporting gasoline and distillate.

              The EPA has not finally determined 2014 RFS requirements. However, on June 10, 2015, the EPA published a proposed rule that would establish the volume requirements and associated percentage standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuels for 2014, 2015, and 2016, as well as the applicable volume of biomass-based diesel that will be required in 2017. The proposed standards are subject to public comment through July 27, 2015. The EPA is obligated by a consent decree to finalize those mandates by November 30, 2015. The proposal also includes a plan to push back the reporting deadline for compliance to January 31, 2016. These reports ensure that biofuel producers, fuel importers and other owners of biofuel credits are in line with the RFS requirement. We are currently assessing the potential impact of the EPA's proposal on our operations. Because the EPA has not yet finalized its 2014 RFS requirements, we do not know with certainty the amount of RINs we will need to purchase to comply with the RFS for 2014. We have based our 2014 and 2015 RINs purchases on requirements included in the EPA's proposed rulemaking. The final RFS obligation for 2014 and 2015 could increase or decrease significantly from this level. RIN prices remain volatile and have increased in 2014 and 2015. Since 2013, Refining has experienced significantly higher RINs costs than in prior periods, which has had a significant impact on our results of operations. We incurred approximately $130.4 million, $116.3 million and $31.5 million in RINs expense during the years ended December 31, 2014 and 2013 and the combined period from January 1, 2012 to September 7, 2012 and September 8, 2012 to December 31, 2012, respectively, and approximately $31.8 million and $40.7 million for the three months ended March 31, 2015 and 2014, respectively.

Critical Accounting Policies

              The preparation of our financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. In recording transactions and balances resulting from business operations, management uses estimates based on the best information available. As better information becomes available or actual amounts are determinable, the recorded estimates are revised. Although management will base its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the our consolidated financial statements are prepared at any point in time.

              The following summary provides further information about our critical accounting policies and estimates and should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Inventories

              Inventories are valued at the lower of cost or market ("LCM"). The cost of crude oil and refined and intermediate product inventories is determined using the LIFO method. Ending inventory costs in excess of market value are written down to LCM or net realizable market values and charged to cost of sales in the period recorded. In future periods, a new LCM determination will be made based upon market values at that time. Under the LIFO inventory valuation method, this LCM write-down is recorded as a reserve and subject to recovery in future periods to the extent the market values of our inventories increase. We determine market value inventory adjustments by evaluating crude oil and refined and intermediate products on an aggregate basis by LIFO pool. At March 31, 2015 all inventories valued at LIFO approximate market.

Revenue Recognition and Deferred Revenue

              We sell various refined products and recognize revenue from sales of refined products upon transfer of title to the customer based on the contractual terms of delivery.

              Under our intermediation agreement, we receive upfront cash payments for daily production sold to MLC through intermediation but prior to final sale to the customer. The upfront payments are deferred and classified as deferred revenue on the consolidated balance sheet, until title has passed to the ultimate customer.

              We may also purchase refined products under our intermediation agreement and sell the related products at our rack operation. The initial sale of refined products under the intermediation agreement and the subsequent buy-back of refined products for sale at the rack operation are considered to be made in contemplation of each other and, accordingly, are recorded net in the consolidated statements of operations and comprehensive income (loss) and do not result in the recognition of a sale. Revenue from sales of refined products at the rack operation are recorded upon transfer of title to the ultimate customer.

              Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Maintenance Turnarounds

              The costs incurred in connection with major maintenance turnarounds are capitalized as property, plant, and equipment when incurred and amortized over the period benefited by the maintenance activities, which is currently expected to be five years.

Impairment of Long Lived Assets

              Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

              Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management's assumptions, which could produce different results.

Environmental Remediation

              Environmental remediation costs are recorded for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology, and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued. The actual settlement of environmental remediation costs could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

              We have entered into an arrangement with Sunoco that provides indemnities to us for remediating contamination that occurred at the Philadelphia refining complex prior to the Acquisition Date. Accordingly, we recorded a corresponding receivable from Sunoco for any liabilities recorded which are subject to the indemnity. At March 31, 2015 we have reflected liabilities of $18,242 and receivables of $18,242 for the recovery of Sunoco's estimated indemnified environmental liabilities. We have not incurred any material liabilities since September 8, 2012 that would not be indemnified by Sunoco under this arrangement.

Derivative Instruments

              From time to time, we use swaps, futures, forwards, and other derivative instruments to hedge a variety of price risks. All derivative financial instruments are recorded at estimated fair value. Changes in the fair value of the derivative instruments are recognized in operations. We validate the fair value of all derivative financial instruments on a monthly basis, based upon broker quoted market prices of similar commodity contracts. On a regular basis, we enter into short term commodity contracts with counterparties for crude oil and various finished products with the intent to physically take delivery or deliver the products. We evaluate these contracts for qualification of the normal purchase normal sales scope exemption.

              For all hedging relationships, we formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness are recognized in earnings in the current period. We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management decides to remove the designation of the cash flow hedge.

              The embedded derivative transactions related to the intermediation agreement have been designated as fair value hedges of inventory. The gain or loss on the derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in earnings in the same period.

              As of March 31, 2015, we categorized our futures, options and swaps as either Level 1 or Level 2 of the fair value hierarchy. Futures and options categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. Swap contracts and fair value hedges categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon quoted market prices of similar contracts.

              The interest rate swap is measured and recorded at fair value using Level 2 inputs. With respect to the interest rate swap contract, fair value is based on the net present value of expected future cash flows related to both the variable and fixed rate legs of the respective swap agreement. The measurements are computed using market based observable inputs and the forward LIBOR yield curve.

Results of Operations

              The tables below summarize certain information relating to our operating results derived from PES LLC's unaudited consolidated financial data for the three months ended March 31, 2015 and 2014.

This data should be read in conjunction with such financial statements and the notes thereto included elsewhere in this prospectus.

	Successor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	(in thousands)
Consolidated statements of operations data:
Net sales	$1,874,622	$2,961,281
Operating costs and expenses
Cost of sales, excluding depreciation	1,640,224	2,764,620
Operating expenses, excluding depreciation
Refining	136,965	132,908
Logistics	3,791	—

Total operating expenses,excluding depreciation	140,756	132,908
General and administrative expenses	27,230	22,501
Depreciation and amortization expense
Refining	15,625	7,768
Logistics	1,237	—

Total depreciation and amortization expense	16,862	7,768

Total operating costs and expenses	1,825,072	2,927,797

Operating income
Refining	26,290	33,484
Logistics	23,260	—

Total operating income	49,550	33,484
Other (expense) income
Interest expense, net	(12,637)	(10,886)
Other (expense) income	(256)	310

Income before income tax expense	36,657	22,908
Income tax expense	(125)	—

Net income	$36,532	$22,908
Gross margin	$76,780	$55,985
Gross refining margin(1)	$205,328	$196,661
EBITDA(2)	$66,156	$41,562

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses and depreciation and amortization related to the Philadelphia refining complex and including intercompany charges from the logistics segment, which are eliminated in consolidation. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices as defined in the table below.

Gross refining margin should not be considered as an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated:

	Successor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	(in thousands)
Reconciliation of gross margin to gross refining margin:
Gross margin	$76,780	$55,985
Add:
Refinery operating expenses	140,756	132,908
Refinery depreciation expense	16,862	7,768

Less:
Intercompany charges from the logistics segment	(29,070)	—

Gross refining margin	$205,328	$196,661

(2)
EBITDA is a non-GAAP measure defined as net income excluding interest expense, income tax (expense) benefit and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

•
EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

•
EBITDA does not reflect our tax expense.

EBITDA should not be considered as an alternative to operating income or net income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income, for each of the periods indicated:

	Successor
	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014
	(in thousands)
Reconciliation of net income to EBITDA:
Net income	$36,532	$22,908
Add:
Income tax expense	125	—
Interest expense, net	12,637	10,886
Depreciation and amortization	16,862	7,768

EBITDA	$66,156	$41,562

	Three Months Ended March 31,
	2015	2014
Market Indicators
(dollars per barrel)
Dated Brent crude oil	$53.93	$108.21
West Texas Intermediate (WTI) crude oil	$48.57	$98.68
Crack Spreads
Dated Brent (NYH) 2-1-1	$17.24	$13.55
Crude Oil Differentials
Dated Brent less WTI (Brent/WTI Spread)	$5.36	$9.53
Product Crack Spreads
NYMEX RBOB	$12.85	$8.55
NYMEX ULSD	$21.63	$18.54
Platt's Fuel Oil #6 1%	$(7.75)	$(11.47)
Product Pricing
Argus RBOB	$63.16	$113.34
Argus Premium RBOB	$70.70	$120.63
Argus CBOB	$63.19	$113.29
Argus Premium CBOB	$70.71	$120.63
Argus ULSD	$77.19	$130.50
OPIS RINs price, cents/ethanol RIN	$70.56	$44.68
Key Refining Operating Information
Gross refining margin per barrel	$8.68	$7.90
Consumed Crude Differential over WTI	$5.73	$7.85
Consumed Crude Differential over/(under) Dated Brent	$0.37	$(1.68)
Realized Residual Fuel Price	$57.12	$107.77
Realized Chemicals Price	$81.13	$183.65
Operating expenses per barrel	$5.79	$5.34
Crude Oil throughput (barrels per day)
Domestic	186,817	171,359
Discounted foreign	30,872	33,012
Other foreign	34,269	58,319

Total crude oil throughput	251,958	262,690
Other feedstock throughput	10,930	14,062

Crude oil and feedstock throughput (barrels per day)	262,888	276,752
Total crude oil and feedstocks throughput (thousands of barrels)	23,660	24,908
Yield (% of throughput)
Gasoline and gasoline blendstocks	50%	46%
Distillate and distillate blendstocks	36%	37%
Residual Fuel	6%	9%
Chemicals	2%	2%
Others	5%	5%
Key Logistics Operating Information
Capacity (barrels per day)	280,000
Throughput (barrels per day)	169,229
Utilization	60%

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Overview

              Net Income—Net income was $36.5 million for the three months ended March 31, 2015 compared to net income of $22.9 million for the three months ended March 31, 2014. The increase in net income was primarily due to an increase in the gross refining margin, offset in part by increased operating expenses, depreciation and amortization expenses and general and administrative expenses.

              Net sales—Net sales were $1.9 billion for the three months ended March 31, 2015 compared to $3.0 billion for the three months ended March 31, 2014. The decrease from 2014 was primarily due to lower product prices resulting from a substantial drop in crude oil prices. Dated Brent crude oil averaged $53.93 per barrel for the three months ended March 31, 2015, a 50% decrease from the same period in 2014. The Argus cash marker prices for RBOB and ultra-low sulfur diesel, our primary products, were $63.16 and $77.19 per barrel, respectively, for the three months ended March 31, 2015. For the same period in 2014, the Argus cash marker prices for RBOB and ultra-low sulfur diesel were $113.34 and $130.50 per barrel, respectively.

              EBITDA—EBITDA was $66.2 million for the three months ended March 31, 2015 compared to $41.6 million for the three months ended March 31, 2014. The increase in EBITDA was primarily due to an increase in gross refining margin, offset in part by increased operating expenses and general and administrative expenses.

Refining Segment

              Operating income—Operating income for the three months ended March 31, 2015 was $26.3 million compared to $33.5 million for the three months ended March 31, 2014. The decrease in operating income was primarily due to higher operating expenses, depreciation and amortization expenses and general and administrative expenses partially offset by an increase in gross refining margin, discussed in detail below.

              Gross refining margin—Gross refining margin was $205.3 million, or $8.68 per barrel of throughput, for the three months ended March 31, 2015 compared to $196.7 million, or $7.90 per barrel of throughput, for the three months ended March 31, 2014, an increase of $8.7 million or 4.4%. As more fully described below, the change in gross refining margin was comprised of an unfavorable variance as a result of lower total crude oil and feedstock throughput volumes of ($12.1) million, an unfavorable variance resulting from our consumed crude differential of ($48.0) million, a favorable variance resulting from a higher 2-1-1 crack spread and mix of $78.1 million, an unfavorable variance from gasoline basis and grade mix of ($22.8) million, an unfavorable variance from distillate basis and grade mix of ($28.7) million, a net unfavorable variance related to the margin contribution from residual fuel and chemicals of ($16.4) million, a favorable variance related to the net costs associated with non-crude feedstocks and other products of $28.2 million, a favorable variance related to RINs expense of $8.9 million, and a net favorable variance of $21.5 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              The ($12.1) million unfavorable throughput volume variance resulted from total throughput of 262,888 barrels per day for the three months ended March 31, 2015 compared to 276,752 barrels per day for the three months ended March 31, 2014. This 5.0% reduction in throughput was due to higher levels of planned and unplanned maintenance that occurred in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

              A ($48.0) million unfavorable variance in our consumed crude differential was driven primarily by higher domestic crude oil prices relative to Brent offset by lower foreign prices, and higher throughput fees for unloading domestic crude oil at the North Yard terminal partially offset by favorable costs related to rolling our crude inventory hedges as required under the intermediation agreement. For the three months ended March 31, 2015, the delivered cost of our domestic crude oil, measured as favorable or (unfavorable) to the Dated Brent benchmark crude oil, was $0.54 per barrel compared to $4.75 per barrel for the three months ended March 31, 2014. The narrowing of the Brent/WTI spread was the principal reason why the cost advantage of domestic crude oil declined in the first quarter of 2015 compared to the first quarter of 2014. The Brent/WTI spread was $5.36 per barrel for the three months ended March 31, 2015 compared to $9.53 per barrel in the three months ended March 31, 2014, representing an increase of $4.17 per barrel in domestic crude costs. Conversely, the narrowing of the Brent/WTI spread represents a decrease in our costs for discounted foreign and other foreign crude. For the three months ended March 31, 2015, the delivered cost of our discounted foreign and other foreign crude oil measured as favorable or (unfavorable) to Dated Brent benchmark crude oil, was $1.50 per barrel compared to ($1.05) per barrel. Please see "Business—Competitive Strengths—Access to Low Cost Domestic Crude Oil" for a detailed discussion regarding the factors influencing the cost of domestic crude oil versus foreign crude oil. Also impacting crude oil costs in the three months ended March 31, 2015 was $29.1 million of throughput fees paid by Refining to Logistics for unloading domestic crude oil at the North Yard terminal pursuant to the commercial agreement which commenced on January 1, 2015. For the three months ended March 31, 2014, the North Yard terminal was a cost center within Refining, and the total cost of unloading crude oil at that facility was $2.1 million. Our costs associated with rolling our crude oil inventory hedges associated with the intermediation agreement in the three months ended March 31, 2015 were favorable by $32.4 million compared to the three months ended March 31, 2014. Our domestic crude oil consumption was 186,817 barrels per day, or 74.1% of total crude oil consumption, for the three months ended March 31, 2015 compared to 171,359 barrels per day, or 65.2% of total crude oil consumption, for the three months ended March 31, 2014, an increase of 15,458 barrels per day.

              A 27.2% increase in the 2-1-1 crack spread and mix resulted in a favorable variance of $78.1 million. The 2-1-1 crack spread was $17.24 per barrel for the three months ended March 31, 2015 as compared to $13.55 per barrel for the three months ended March 31, 2014.

              The higher 2-1-1 crack spread was partially offset by basis impact and grade mix of gasoline and diesel fuel. Please see "—Factors Affecting Operating Results—Benchmark Refining Margins" for a detailed discussion regarding the factors influencing the actual prices we realize versus the NYMEX benchmark used in the 2-1-1 crack spread.

              The unfavorable impact of gasoline basis and grade mix of ($22.8) million was due to a combination of a lower cash price relative to the NYMEX marker and lower premium fuel production as a percent of the total gasoline production. For the three months ended March 31, 2015, the cash price for gasoline grades, as represented by weighted average of the Argus RBOB, Argus Premium RBOB, Argus CBOB and Argus Premium CBOB price indicators, was $1.35 per barrel lower than NYMEX benchmark used in the 2-1-1 crack spread. This compared to a $1.25 per barrel discount for the three month period ending March 31, 2014. In addition, the planned and unplanned maintenance outages in the three months ended March 31, 2015 unfavorably impacted the mix of gasoline production. For the three months ended March 31, 2015, premium gasoline, which sell for more than the regular gasoline grades, comprised 24% of total gasoline production as compared to 29% for the three months ended March 31, 2014. In addition, because of the planned and unplanned maintenance outages in the first quarter of 2015, we had to supplement our gasoline production by consuming gasoline components which are more expensive than crude oil.

              The unfavorable impact of distillate basis and grade mix of ($28.7) million was due to a combination of a lower cash price relative to the NYMEX benchmark and lower ultra-low sulfur diesel production as percent of the total distillate production. For the three months ended March 31, 2015, the cash price, as represented by the Argus ultra-low sulfur diesel price indicator, was $1.63 per barrel higher than the NYMEX benchmark used in the 2-1-1 crack spread as compared to a $3.75 per barrel premium for the three month period ending March 31, 2014. In addition, the planned and unplanned maintenance outages in the three months ended March 31, 2015 unfavorably impacted the mix of distillate production. Refining had lower production of distillate relative to the 2-1-1 crack spread and was unable to desulfurize all of the distillate production resulting in a higher percentage being sold at values below ultra-low sulfur diesel. For the three months ended March 31, 2015, 68% of distillate product was sold as ultra-low sulfur diesel as compared to 75% for the same period in 2014. The average selling price of the distillate grades other than ultra-low sulfur diesel was $5.83 per barrel below the average selling price of ultra-low sulfur diesel for the three months ended March 31, 2015.

              There was a ($16.4) million unfavorable variance related to the margin contribution from residual fuels and chemicals. Higher margins on residual fuel for the three months ended March 31, 2015 resulted in a $5.7 million improvement compared to the three months ended March 31, 2014 while lower margins on chemicals resulted in a ($22.1) million decrease. The chemicals margin decline was due primarily to a lower margin on cumene.

              There was a $28.2 million favorable variance related to net costs associated with non-crude feedstocks and other products in the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The improvement was primarily driven by a lower net fuel loss that resulted from lower crude oil prices in the three months ended March 31, 2015.

              An $8.9 million favorable variance related to RINs expense for the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The decrease in RINs expense was driven by a carryover of lower cost RINs purchased in advance for the three months ended March 31, 2015, partially offset by an increased RIN price.

              A net favorable variance of $21.5 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread. Included in hedging activity is $17.3 million of reduced costs in the three months ended March 31, 2015 compared the three months ended March 31, 2014 primarily related to a more favorable seasonal gasoline product roll in the three months ended March 31, 2015. Also included in the hedging activity is $6.7 million of increased cost in the three months ended March 31, 2015 compared to the three months ended March 31, 2014 related to product hedges. Furthermore, the margin impact of other crude costs (crude hedging, deferred crude rolls, and the impact of changes in our crude inventory relative to the market value) are included in hedging activity and that are not included in our consumed crude differential that resulted in a $22.3 million increase in costs in the three months ended March 31, 2015 compared to the three months ended March 31, 2014. The impact of changes in product inventory was $33.1 million of reduced cost for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 primarily due to the absence of an unfavorable inventory mark to market adjustment with JPMVEC that was incurred in the three months ended March 31, 2014.

              Operating expenses—Operating expenses were $137.0 million, or $5.79 per barrel of throughput, for the three months ended March 31, 2015 compared to $133.0 million, or $5.34 per barrel of throughput, for the three months ended March 31, 2014, an increase of $4.0 million or 3.0%. The largest contributors to the increase in operating expenses were $19.1 million of increased turnaround costs related to maintenance outages, $5.0 million of increased expenses associated with capital projects, $3.5 million of increased expense associated with tank work and $0.4 million of increased miscellaneous expenses. The increase was offset in part by a decrease in electricity and natural gas costs of $23.9 million due to lower pricing and volume for the three months ended March 31, 2015 compared to the higher electricity and natural gas costs that were incurred for the three months ended March 31, 2014 as a result of the colder than normal winter.

              Depreciation and amortization expense—Depreciation and amortization expense was $15.6 million for the three months ended March 31, 2015 compared to $7.8 million for the three months ended March 31, 2014, an increase of $7.8 million or 100.0%. The increase was primarily due to capital projects and the amortization of new turnaround activity.

Logistics Segment

              Operating income—Effective January 1, 2015 our logistics segment was formed. Operating income was $23.3 million for the three months ended March 31, 2015. Income was based on the minimum throughput volume of 170,000 barrels per day due to Refining's planned and unplanned maintenance outages.

              Operating expenses—Operating expenses were $3.8 million for the three months ended March 31, 2015.

              Depreciation and amortization expense—Depreciation and amortization expense was $1.2 million for the three months ended March 31, 2015.

Corporate

              General and administrative expenses—General and administrative expenses were $27.2 million for the three months ended March 31, 2015 compared to $22.5 million for the three months ended March 31, 2014, an increase of $4.7 million or 20.9%. The increase in general and administrative expenses was primarily due to higher payroll costs related to an increased headcount.

              Interest expense, net—Net interest expense was $12.6 million for the three months ended March 31, 2015 compared to $10.9 million for the three months ended March 31, 2014, an increase of $1.7 million or 15.6%. The increase in interest expense was primarily related to Refining entering into an installment sale and purchase agreement with a third party for the construction and purchase of the NGL terminal.

              Other (expense) income—Other expense was $256,000 for the three months ended March 31, 2015 compared to other income of $310,000 for the three months ended March 31, 2014, a decrease of $566,000.

              Income tax expense—Income tax expense was $125,000 for the three months ended March 31, 2015, related to the City of Philadelphia Business Income and Receipts Tax. No such expense was recorded for the first three months ended March 31, 2014.

              The tables below summarize certain information relating to our operating results derived from PES LLC's audited consolidated financial statements for the years ended December 31, 2014 and 2013 and for the period from September 8, 2012 to December 31, 2012 and our Predecessor's audited financial statements for the period from January 1, 2012 to September 7, 2012. This data should be read in conjunction with such financial statements and the notes thereto included elsewhere in this prospectus.

	Successor			Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012
	(in thousands)			(in thousands)
Consolidated statements of operations data:
Net sales	$13,250,883	$13,627,620	$4,552,022	$9,961,884
Operating costs and expenses
Cost of sales	12,393,541	13,185,363	4,238,775	9,436,608
Operating expenses	502,205	422,506	119,637	273,066
Impairment of inventory	49,290	—	11,533	—
General and administrative expenses	81,068	72,245	24,722	44,913
Depreciation and amortization expense	37,646	23,201	2,171	12,597

Total operating costs and expenses	13,063,750	13,703,315	4,396,838	9,767,184

Operating income (loss)	187,133	(75,695)	155,184	194,700
Other (expense) income
Interest expense, net	(46,822)	(30,975)	(571)	—
Other income (expense)	1,565	3,631	(14,815)	—

Income (loss) before income tax expense	141,876	(103,039)	139,798	194,700
Income tax benefit (expense)	1,752	100	(3,788)	(13,506)

Net income (loss)	$143,628	$(102,939)	$136,010	$181,194
Gross margin	317,491	(3,450)	191,439	239,613
Gross refining margin(1)	857,342	$442,257	$313,247	$525,276
EBITDA(2)	226,344	(48,863)	142,540	207,297

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses and depreciation and amortization expense related to the Philadelphia refining complex. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices as defined in the table below.

Gross refining margin should not be considered as an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated:

	Successor			Predecessor

			Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012

	Year Ended December 31, 2014	Year Ended December 31, 2013

	(in thousands)

Reconciliation of gross margin to gross refining margin:
Gross margin	$317,491	$(3,450)	$191,439	$239,613
Add:
Refinery operating expenses	502,205	422,506	119,637	273,066
Refinery depreciation expense	37,646	23,201	2,171	12,597

Gross refining margin	$857,342	$442,257	$313,247	$525,276

(2)
EBITDA is a non GAAP measure defined as net income (loss) excluding interest expense, income tax (expense) benefit and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

  •
  EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

  •
  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

  •
  EBITDA does not reflect our tax expense.

    EBITDA should not be considered as an alternative to operating income (loss), net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income (loss), for each of the periods indicated:

	Successor			Predecessor

			Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012
	Year Ended December 31, 2014	Year Ended December 31, 2013

	(in thousands)			(in thousands)
Reconciliation of net income (loss) to EBITDA:
Net income (loss)	$143,628	$(102,939)	$136,010	$181,194
Add:
Income tax expense (benefit)	(1,752)	(100)	3,788	13,506
Interest expense, net	46,822	30,975	571	—
Depreciation and amortization	37,646	23,201	2,171	12,597

EBITDA	$226,344	$(48,863)	$142,540	$207,297

	Year Ended December 31,
	2014	2013	2012
Market Indicators
(dollars per barrel)
Dated Brent crude oil	$99.04	$108.63	$111.62
West Texas Intermediate (WTI) crude oil	$93.07	$97.94	$94.16
Crack Spreads
Dated Brent (NYH) 2-1-1	$14.51	$13.93	$13.24
Crude Oil Differentials
Dated Brent less WTI (Brent/WTI Spread)	$5.97	$10.68	$17.46
Product Crack Spreads
NYMEX RBOB	$11.31	$10.86	$11.01
NYMEX ULSD	$17.70	$17.00	$15.47
Platt's Fuel Oil #6 1%	$(11.84)	$(11.96)	$(7.07)
Product Pricing
Argus RBOB	$110.29	$118.83	$124.21
Argus Premium RBOB	$118.31	$127.92	$134.28
Argus CBOB	$108.75	$117.20	$122.24
Argus Premium CBOB	$117.90	$126.88	$133.87
Argus ULSD	$117.81	$126.52	$130.76

	Successor			Predecessor

			Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012

	Year Ended December 31, 2014	Year Ended December 31, 2013

Key Operating Information
Gross refining margin per barrel	$7.49	$3.95	$8.26	$6.89
Operating expenses per barrel	$4.39	$3.78	$3.15	$3.58
Crude Oil throughput (barrels per day)
Domestic	192,879	79,198	26,362	11,090
Discounted foreign	38,087	36,046	39,545	36,305
Other foreign	67,280	178,468	235,562	241,970

Total crude oil throughput	298,246	293,712	301,469	289,365
Other feedstock throughput	15,295	12,666	28,310	14,561

Crude oil and feedstock throughput (barrels per day)	313,541	306,378	329,780	303,926
Total crude oil and feedstocks throughput (thousands of barrels)	114,442	111,828	37,925	76,285
Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

              Overview—Net income was $143.6 million for the year ended December 31, 2014 compared to a net loss of $102.9 million for the year ended December 31, 2013. The increase in net income was primarily due to an increase in the gross refining margin, offset in part by increased operating expenses and impairment of inventory, discussed in detail below.

              EBITDA—EBITDA was $226.3 million for the year ended December 31, 2014 compared to a loss of $48.9 million for the year ended December 31, 2013. The increase in EBITDA was primarily due to an increase in gross refining margin offset in part by increased operating expenses.

              Net sales—Net sales were $13.3 billion for the year ended December 31, 2014 compared to $13.6 billion for the year ended December 31, 2013. The decrease from 2013 was due to lower product prices, partially offset by an increase in volume. The Argus cash marker prices for RBOB and ultra-low sulfur diesel, our primary products, were $110.29 and $117.81 per barrel, respectively, for the year ended December 31, 2014. For the same period in 2013, the Argus cash marker prices for RBOB and ultra-low sulfur diesel were $118.83 and $126.52 per barrel, respectively. While both time periods were impacted by turnaround activity, the turnaround that occurred in the year ended 2013 occurred at the larger of our two facilities (Girard Point) and, thus, we experienced an increase in refined product sales volumes in the year ended 2014.

              Gross refining margin—Gross refining margin was $857.3 million, or $7.49 per barrel of throughput, for the year ended December 31, 2014 compared to $442.3 million, or $3.95 per barrel of throughput, for the year ended December 31, 2013, an increase of $415.1 million or 93.9%. As more fully described below, the change in gross refining margin was comprised of a favorable variance as a result of higher total crude oil and feedstock throughput volumes of $26.1 million, a favorable variance resulting from our consumed crude differential of $342.4 million, a favorable variance resulting from a higher 2-1-1 crack spread and mix of $33.1 million, a favorable variance from gasoline basis and grade mix of $25.3 million, an unfavorable variance from distillate basis and grade mix of ($17.3) million, a favorable variance related to the margin contribution from residual fuel and chemicals of $70.5 million, an unfavorable variance related to net costs associated with non-crude feedstocks and other products of ($120.3) million, a unfavorable variance related to RINs expense of ($14.1) million, and a net favorable variance of $69.4 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              The $26.1 million favorable volume variance resulted from total throughput of 313,541 barrels per day for the year ended December 31, 2014 compared to 306,378 barrels per day for the year ended December 31, 2013, an increase of 2.3%.

              A $342.4 million favorable variance in our consumed crude differential was driven primarily by the increased domestic crude oil consumption due to the completion of the North Yard Terminal in October 2013. Domestic crude oil consumption was 192,879 barrels per day, or 64.7% of total crude oil consumption, for the year ended December 31, 2014 compared to 79,198 barrels per day, or 27.0% of total crude oil consumption, for the year ended December 31, 2013. The Brent/WTI spread measures the price difference between foreign crude oil and domestic crude oil and was $5.97 per barrel for the year ended December 31, 2014, representing a lower price for domestic crude oil. Please see "Business—Competitive Strengths—Access to Low Cost Domestic Crude Oil" for detailed discussion regarding the factors influencing the cost of domestic crude oil versus foreign crude oil. For the year ended December 31, 2014, the delivered cost of our domestic crude, measured as favorable or (unfavorable) to the Dated Brent benchmark crude oil, was $2.24 per barrel compared to a ($3.55) per barrel differential for the delivered cost of our other foreign crude, representing a $5.78 per barrel cost advantage for domestic crude. The increase in domestic crude oil consumption resulted in lowering our crude oil cost with a relatively minor impact on the production of gasoline and distillate.

              A 4.2% increase in the 2-1-1 crack spread resulted in a favorable variance of $33.1 million. The 2-1-1 crack spread was approximately $14.51 per barrel for the year ended December 31, 2014 as compared to $13.93 per barrel for the year ended December 31, 2013.

              Please see "—Factors Affecting Operating Results—Benchmark Refining Margins" for a detailed discussion regarding the basic impact, grade mix and other factors influencing the actual prices we realize versus the NYMEX benchmark used in the 2-1-1 crack spread.

              The favorable impact of gasoline basis and grade mix of $25.3 million was due primarily to a higher cash price relative to the NYMEX marker. For the year ended December 31, 2014, the cash price for gasoline grades, as represented by weighted average of the Argus RBOB, Argus Premium RBOB, Argus CBOB and Argus Premium CBOB price indicators, was $2.00 per barrel higher than NYMEX benchmark used in the 2-1-1 crack spread. This compared to a $1.64 per barrel premium for the year ended December 31, 2013.

              The unfavorable impact of distillate basis and grade mix of ($17.3) million was due primarily to lower ultra-low sulfur diesel production as percent of the total distillate production partially offset by a higher cash price relative to the NYMEX benchmark. For the year ended December 31, 2014 the cash price, as represented by the Argus ultra-low sulfur diesel price indicator, was $1.06 per barrel higher than NYMEX benchmark used in the 2-1-1 crack spread as compared to a $0.89 per barrel premium for year ended December 31, 2013. In addition, planned and unplanned maintenance outages in the year ended December 31, 2014 unfavorably impacted the mix of distillate production. Refining had lower production of distillate relative to the 2-1-1 crack spread and was unable to desulfurize all of the distillate production resulting in a higher percentage being sold at values below ultra-low sulfur diesel. For the year ended December 31, 2014, 67% of distillate product was sold as ultra-low sulfur diesel as compared to 70% for the same period in 2013. The average selling price of the distillate grades other than ultra-low sulfur diesel for the year ended December 31, 2014 was $0.77 per barrel below the average selling price of ultra-low sulfur diesel for the year ended December 31, 2014.

              There was a $70.5 million favorable variance related the margin contribution from residual fuel and chemicals. Higher margins on residual fuel for the year ended December 31, 2014 resulted in a $29.7 million improvement compared to the year ended December 31, 2013 and higher margins on chemicals resulted in a $40.8 million increase.

              There was a ($120.3) million unfavorable variance related to net costs associated with non-crude feedstocks and other products. The variance was primarily driven by a higher net fuel loss volume that resulted from the production of fuel gas and natural gas liquids associated with the increased domestic oil consumption in the year ended December 31, 2014.

              A ($14.1) million unfavorable variance related to RINs expense was driven primarily by an increase in RIN prices in 2014 along with an increase in our renewable volume obligation (RVO).

              A net favorable variance of $69.4 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread. Included in the hedging activity is $15.6 million of reduced costs in the year ended December 31, 2014 compared the year ended December 31, 2013. The improvement was primarily a result of a more favorable logistics costs in the year ended December 31, 2014. Also in the hedging activity is $12.9 million of increased cost related to product hedges. There was also a $79.8 million reduction in other crude costs that are not included in our consumed crude differential consisting of crude hedging gains or losses, deferred crude rolls, and the impact of changes in our crude inventory. The impact of changes in product inventory was a $13.2 million of increased cost related to the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              Operating expenses—Operating expenses were $502.2 million, or $4.39 per barrel of throughput, for the year ended December 31, 2014 compared to $422.5 million, or $3.78 per barrel of throughput, for the year ended December 31, 2013, an increase of $79.7 million or 18.9%. The largest contributors to the increase in operating expenses were $23.3 million of higher electricity and natural gas cost in January and February of 2014 as a result of the colder than normal winter and $19.2 million of increased turnaround costs related to maintenance outages that occurred in 2014 that were expensed rather than capitalized and did not occur in 2013. Other contributing factors include $10.9 million of higher payroll costs related to an increased headcount, $7.0 million of higher tank repair costs and $5.4 million higher chemical and catalyst costs due to the need to treat certain domestic crude oil grades which have a higher iron content.

              Impairment of inventory—During the year ended December 31, 2014, an impairment of inventory in the amount of $49.3 million was recorded to reflect certain crude oil inventory and refined products at their net realizable value. No such impairment was recorded during the year ended December 31, 2013. The impairment during the year ended 2014 was due to the decline in crude oil and refined products prices.

              General and administrative expenses—General and administrative expenses were $81.1 million for the year ended December 31, 2014 compared to $72.2 million for the year ended December 31, 2013, an increase of $8.9 million or 12.3%. The increase in general and administrative expenses primarily related to $7.0 million of earnings-based management fees incurred in 2014 payable to certain of PES LLC's unitholders compared to none incurred in 2013 due to our net loss. We will pay a fee of approximately $19.5 million to terminate the advisory agreement pursuant to which this management fee was paid in connection with the consummation of this offering. In addition, fees related to executing the intermediation agreement with MLC were incurred during the year ended December 31, 2014.

              Depreciation and amortization expense—Depreciation and amortization expense was $37.6 million for the year ended December 31, 2014 compared to $23.2 million for the year ended December 31, 2013, an increase of $14.4 million or 62.1%. The increase was primarily due to capital projects and the amortization of new turnaround activity.

              Interest expense, net—Net interest expense was $46.8 million for the year ended December 31, 2014 compared to $31.0 million for the year ended December 31, 2013, an increase of $15.8 million or 51.0%. The increase in interest expense was primarily due to entering into the Refining term loan in April 2013 as well as the write-off of the remaining deferred financing costs in connection with the assignment of the Refining revolving credit facility to Bank of America, NA.

              Other income—Other income was $1.6 million for the year ended December 31, 2014 compared to $3.6 million for the year ended December 31, 2013, a decrease of $2.0 million or 55.6%. The decrease was primarily due to the absence of a gain related to the sale of precious metal catalysts during the year ended December 31, 2013.

              Income tax benefit—Income tax benefit was $1.8 million for the year ended December 31, 2014 compared to $0.1 million for the year ended December 31, 2013. The income tax benefit recorded was primarily in connection with a refund from the City of Philadelphia related to net profits tax for the year ended December 31, 2012.

Year Ended December 31, 2013 Compared to the Period from January 1, 2012 to September 7, 2012 ("Predecessor 2012 period") and the Period from September 8, 2012 to December 31, 2012 ("Successor 2012 period")

              Overview—Net loss was $102.9 million for the year ended December 31, 2013 compared to net income of $181.2 million for the Predecessor 2012 period and $136.0 million for the Successor 2012 period. The decrease in net income resulted from a decrease in the gross refining margin, discussed in detail below.

              EBITDA—EBITDA was a loss of $48.9 million for the year ended December 31, 2013 compared to $207.3 million for the Predecessor 2012 period and $142.5 million for the Successor 2012 period. The decrease in EBITDA was primarily due to a decrease in gross refining margin.

              Net sales—Net sales were $13.6 billion for the year ended December 31, 2013 compared to $10.0 billion for the Predecessor 2012 period and $4.5 billion for the Successor 2012 period. The decrease in 2013 was primarily related to lower product prices. The Argus cash marker prices of RBOB and ultra-low sulfur diesel, our primary products, were $118.83 and $126.52 per barrel, respectively, for the year ended December 31, 2013. For the same period in the 2012, the RBOB and ultra-low sulfur diesel Argus cash marker prices were $124.21 and $130.76 per barrel, respectively.

              Gross refining margin—Gross refining margin was $442.3 million, or $3.95 per barrel of throughput, for the year ended December 31, 2013 compared to $525.3 million for the Predecessor 2012 period and $313.2 million for the Successor 2012 period. As more fully described below, the change in gross refining margin was comprised of an unfavorable variance as a result of lower total crude oil and feedstock throughput volumes of ($21.6) million, a favorable variance resulting from our consumed crude differential of $50.0 million, a favorable variance resulting from a higher 2-1-1 crack spread and mix of $39.0 million, an unfavorable variance from gasoline basis and grade mix of ($169.8) million, an unfavorable variance from distillate basis and grade mix of ($151.0) million, a net favorable variance related to the margin contribution from residual fuel and chemicals of $20.0 million, an unfavorable variance related to RINs expense of ($84.8) million, and a net unfavorable variance of ($78.0) million related to hedging and other activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              The ($21.6) million unfavorable volume variance resulted from total throughput of 306,378 barrels per day for the year ended December 31, 2013 compared to 312,049 barrels per day for the year ended December 31, 2012, a decrease of 1.9%.

              A $50.0 million improvement in our consumed crude differential was driven primarily by the increased domestic oil consumption due to the completion of the North Yard terminal in October 2013. Domestic crude oil consumption was 79,198 barrels per day for the year ended December 31, 2013 compared to 11,090 barrels per day for the Predecessor 2012 period and 26,362 barrels per day for the Successor 2012 period. The Brent/WTI spread was $10.68 for year ended December 31, 2013.

              A 5.2% increase in the 2-1-1 crack spread net of a reduction in the total production of gasoline and distillate as a percent of our total crude oil and feedstock throughput resulted in a favorable variance of $39.0 million. The 2-1-1 crack spread was approximately $13.93 per barrel for the year ended December 31, 2013 as compared to $13.24 for the same period in 2012, an increase of $0.69 per barrel. In May 2013 the index used to represent the distillate portion of the 2-1-1 crack spread was changed from heating oil to ultra-low sulfur diesel. Due to the fact that heating oil usually sells at a discount to ultra-low sulfur diesel, the 2012 crack spread would have been higher had ultra-low sulfur diesel marker been used in 2012.

              The higher 2-1-1 crack spread was offset by the basis impact and grade mix of gasoline and diesel fuel. Please see "—Factors Affecting Operating Results—Benchmark Refining Margins" for a

detailed discussion regarding the factors influencing the actual prices we realize versus the NYMEX benchmark used in the 2-1-1 crack spread.

              The unfavorable impact of gasoline basis and grade mix of ($169.8) million was primarily the result of a lower cash price relative to the NYMEX marker and lower premium fuel production as a percent of the total gasoline production. Assuming the standard mix of gasoline grades, the weighted Argus average cash price for gasoline was $1.64 per barrel over the NYMEX index in 2013 as compared to $4.17 per barrel over the index in the combined 2012 period. In summary, product prices were weaker in PADD I in 2013 than they were in the combined 2012 period.

              The unfavorable impact of distillate basis and grade mix of ($151.0) million was due primarily to lower ultra-low sulfur diesel production as percent of the total distillate production and a lower cash price relative to the NYMEX benchmark. Using Argus ultra-low sulfur diesel as a cash marker, the price of ultra-low sulfur diesel was $0.89 per barrel over the index used in the 2-1-1 crack spread for the year ended December 31, 2013 compared $3.67 per barrel over the index for the same period in 2012. A portion of the change can be attributed to the change in the 2-1-1 crack spread from heating oil to ultra-low sulfur diesel. For the year ended December 31, 2013 70% of distillate product was sold as ultra-low sulfur diesel as compared to 83% for the same period in 2012. The change in ultra-low sulfur diesel as a percentage of distillate is a result of diesel fuel exports increasing in 2013 primarily due to increasing RINs price. In 2013 we had 19,734 barrel per day of diesel fuel exports compared to only 4,738 barrels per day of diesel exports in 2012.

              There was a $20.0 million favorable variance related to the margin contribution from residual fuel and chemicals. The margin impact from residual fuel for the year ended December 31, 2014 was a ($52.2) million reduction compared to the year ended December 31, 2013 due primarily to a lower margin per barrel. The margin impact from the sale of chemicals for the year ended December 31, 2014 was a $72.2 million increase compared to the year ended December 31, 2013 due primarily to the widening margin per barrel and improved volumes.

              There was a ($84.8) million unfavorable variance related to RINs expense for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in RINs expense was driven by an increased RIN price.

              There was a net unfavorable variance of ($78.0) million related non-crude feedstock and other products, hedging and other activity and the impact of building or decrementing inventory at values different that the index values in the 2-1-1 crack spread. An increase in other crude costs (crude hedging, deferred crude rolls, and the impact of changes in our crude inventory relative to the market value) that are not included in our consumed crude differential resulted in a ($34.3) million unfavorable variance. An increase in logistics costs, primarily related to butane storage costs and the logistics costs associated with bulk sales, resulted in a ($95.2) million unfavorable variance. And changes in product inventory resulted in a $44.7 million favorable variance, primarily due to a favorable inventory mark to market adjustment with JPMVEC under our intermediation agreement.

              Operating expenses—Operating expenses were $422.5 million, or $3.78 per barrel of throughput, for the year ended December 31, 2013 compared to $273.1 million for the Predecessor 2012 period, or $3.58 per barrel, and $119.6 million for the Successor 2012 period, or $3.15 per barrel. The increase in total operating expenses primarily related to running additional barrels in 2013 and an increase in operating headcount subsequent to the acquisition.

              Impairment of inventory—During the Successor 2012 period, an impairment of inventory in the amount of $11.5 million was recorded to reflect the net realizable value of certain crude oil. No such impairment was recorded during the year ended December 31, 2013.

              General and administrative expenses—General and administrative expenses were $72.2 million for the year ended December 31, 2013 compared to $44.9 million for the Predecessor 2012 period and $24.7 million for the Successor 2012 period. As described in "—Factors Affecting Comparability," our Predecessor allocated certain shared administrative costs to business segments which do not reflect the same expenses recorded by us. As a result of the change in the method of determining general and administrative expenses before and after the Acquisition Date, a comparison of general and administrative expenses between these periods is not meaningful.

              Depreciation and amortization expense—Depreciation and amortization expense was $23.2 million for the year ended December 31, 2013 compared to $12.6 million for the Predecessor 2012 period and $2.2 million for the Successor 2012 period. The increase was primarily due to the amortization of increased turnaround activity partially offset by a decrease in the depreciable basis of the assets that constituted the Philadelphia refining complex on the Acquisition Date.

              Interest expense, net—Net interest expense was $31.0 million for the year ended December 31, 2013 compared to $0.6 million for the Successor 2012 period, an increase of $30.4 million. The increase in interest expense is mainly due to the commencement of the Term Loan in April 2013. There was no interest expense recorded in the Predecessor 2012 period.

              Other (expense) income—Other income was $3.6 million for the year ended December 31, 2013 which was primarily attributable to a gain on the sale of precious metal catalysts compared to other expense of $14.8 million of acquisition related expenses and fees related to our intermediation agreement with JPMVEC for the Successor 2012 period. There was no other (expense) income during the Predecessor 2012 period.

              Income tax benefit (expense)—Income tax benefit was $0.1 million for the year ended December 31, 2013 compared to $13.5 million of expense for the Predecessor 2012 period and $3.8 million of expense for the Successor 2012 period. Our Predecessor operated as a taxable entity prior to the acquisition in September 2012 and was therefore subject to federal and state income tax. We were not subject to federal and state income tax during the Successor 2012 period but did incur $3.8 million of net profits tax to the City of Philadelphia. During the year ended December 31, 2013, an income tax benefit was recorded in connection with a refund in the amount of $100,000 related to the net profits tax recorded for the Successor 2012 period. There was no other income tax recorded during for 2013.

Liquidity and Capital Resources

Overview

              Our primary source of liquidity is our cash flow from operations and amounts available to us under Refining's credit facilities, as more fully described below. We believe that our cash flow from operations and available capital resources will be sufficient to meet our capital expenditure, working capital and debt service requirements for the next twelve months. However, our ability to generate sufficient cash flow from operations depends, in part, on crude oil market pricing and general economic, regulatory and other factors beyond our control. We believe we could refinance Refining's revolving credit facility and Refining's term loan prior to their respective maturity dates or, during periods of economic downturn, reduce our capital and discretionary expenditure plans to strengthen our financial position.

Credit Facilities

    Refining Revolving Credit Facility

              On the Acquisition Date, Refining entered into a $100 million secured revolving credit facility with JP Morgan Chase Bank NA, which was assigned to Bank of America, NA and simultaneously amended and restated effective October 7, 2014 in connection with the assignment of the intermediation agreement to MLC. The Refining revolving credit facility matures on the earliest of (i) October 6, 2019, (ii) 91 days prior to the maturity date of the Refining term loan or (iii) the date on which the intermediation agreement is terminated or expires or on which MLC is replaced thereunder by a party not satisfactory to the agent under the Refining revolving credit facility.

              The Refining revolving credit facility is used by Refining for working capital and other general corporate purposes. Borrowings under the Refining revolving credit facility may be made up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which is based on the value of collateral that includes Refining's eligible hydrocarbon inventories, eligible receivables from inventory sales and eligible cash and cash equivalent balances. Volatility in refined product prices may also affect the borrowing base under the Refining revolving credit facility. A decline in prices of our refined products will reduce the value of our refined product inventory collateral, if any, or accounts receivable collateral which, in turn, may reduce the amount available for Refining to borrow under the Refining revolving credit facility. Based on our average collateral position since Refining entered into the Refining revolving credit facility, a $1.00 increase or decrease in the price of crude oil would result in a change to the borrowing base of approximately $600,000. We manage this exposure by maintaining an adequate amount of available cash. As of March 31, 2015, the borrowing base under the Refining revolving credit facility was $26.5 million. Borrowings outstanding under the Refining revolving credit facility bear interest at LIBOR plus 2.5% or base rate plus 1.5%, as elected by Refining from time to time. The Refining revolving credit facility contains a sublimit for letters of credit of $90 million. Refining is required to pay a commitment fee of 0.5% of the unused portion of the facility. Refining is also required to pay an annual administrative agent fee, as well as certain additional participation fees on each outstanding letter of credit issued under the Refining revolving credit facility.

              The Refining revolving credit facility is guaranteed by certain subsidiaries of Refining. Lenders under the Refining revolving credit facility have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining term loan, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediated inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. As of March 31, 2015, there were no borrowings outstanding under the Refining revolving credit facility and approximately $5.2 million of letters of credit outstanding thereunder. Accordingly, as of March 31, 2015, borrowing availability under the Refining revolving credit facility was approximately $21.3 million.

              The Refining revolving credit facility contains customary covenants that, subject to certain exceptions, limit Refining's ability to, among other things: incur indebtedness; grant liens; make certain loans, acquisitions and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. The Refining revolving credit facility also restricts changes of control and contains a financial covenant that requires that, at any time (i) upon the occurrence and continuance of a material event of default (such as a payment default on outstanding principal or interest, an uncured failure to deliver any borrowing-base reports required under the Refining term loan, the appointment of a receiver or the voluntary or involuntary initiation of bankruptcy proceedings) or (ii) when Refining's liquidity is less than $10 million, Refining will not permit the consolidated fixed charge coverage ratio under the Refining revolving credit facility, determined as of the last day of the most recently completed quarter, to be less than 1.0 to 1.0. As of March 31, 2015, Refining was in compliance with all of the negative and financial covenants contained in the Refining revolving credit facility.

    Refining Term Loan

              On April 4, 2013, Refining entered into a $550.0 million five-year term loan with a syndicate of lenders and JP Morgan Chase, NA, acting as agent, which was issued at a discount of 1.5%. The Refining term loan requires quarterly interest payments and matures on April 4, 2018. Borrowings outstanding under the Refining term loan bear interest at LIBOR (with a 1.25% floor) plus 5.0% or base rate plus 4.0%, as elected by Refining from time to time. As of March 31, 2015, we had $539.0 million of borrowings outstanding under the Refining term loan at an interest rate of 6.25%. The net proceeds of the Refining term loan were used to fund operations, capital expenditures and to pay distributions to our members.

              The Refining term loan is guaranteed by certain subsidiaries of Refining. Lenders under the Refining term loan have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above.

              The Refining term loan amortizes in 20 consecutive quarterly installments, each of which is equal to 0.25% of the original principal balance thereof, with the unpaid balance due on April 4, 2018. The Refining term loan can be voluntarily prepaid at any time in whole or in part, subject to the following premiums: (i) 1.0% of the amount prepaid if the prepayment occurs after April 4, 2015 but on or prior to April 4, 2016; and (ii) 0% of the amount prepaid if the prepayment occurs after April 4, 2016. Mandatory prepayments are required, (a) from a specified portion of excess cash flow, (b) upon the incurrence of specified debt obligations and (c) from the proceeds of certain asset sales and casualty/condemnation events (subject to a reinvestment right).

              The Refining term loan also contains covenants that limit Refining's ability to, among other things: incur indebtedness; grant liens; make certain loans, acquisitions and investments; enter into a merger or sale of assets; engage in certain transactions with affiliates, sales and leasebacks and swap agreements; repay certain indebtedness; and pay certain distributions. The Refining term loan also restricts changes of control. Refining was in compliance with these covenants as of March 31, 2015.

    Logistics Revolving Credit Facility

              At the closing of this offering, Logistics expects to enter into an agreement for a five-year, $255 million senior secured revolving credit facility with PNC Bank, National Association as administrative agent, and a syndicate of lenders. The Logistics revolving credit facility will be available to fund working capital, acquisitions, distributions and capital expenditures and for other general partnership purposes (including capacity for the issuance of letters of credit and swing-line loans). To the extent that the Logistics IPO is consummated, we expect that the MLP will become the borrower under the Logistics revolving credit facility. We expect the credit agreement to have customary terms and conditions, including the following:

  •
  borrowings will bear interest at either a base rate plus an applicable margin, or at LIBOR plus an applicable margin;

  •
  an incremental facility in an aggregate principal amount of $300 million, which may be incurred subject to satisfaction of certain conditions;

  •
  a $30 million sublimit for standby letters of credit and a $25 million sublimit for swingline loans;

  •
  obligations under the Logistics revolving credit facility and certain cash management obligations designated by Logistics will be guaranteed by North Yard GP and certain subsidiaries of Logistics and will be secured by a first priority lien on Logistics' and its subsidiaries' assets, in each case other than excluded assets. Prior to the consummation of the Logistics IPO, PES Holdings will also provide a guaranty of collection with respect to the Logistics revolving credit facility;

  •
  affirmative and negative covenants customary for revolving credit facilities of this nature that, among other things, limit or restrict Logistics' ability to incur or guarantee debt, incur liens, make investments and acquisitions, make restricted payments, amend material contracts, expand the scope of business activities, engage in mergers, consolidations and other organizational changes, sell, transfer or otherwise dispose of assets or enter into burdensome agreements or enter into transactions with affiliates on terms that are not arm's length, in each case, subject to permitted exceptions;

  •
  Logistics will generally be prohibited from making cash distributions (subject to certain exceptions) except so long as no event of default exists or would be caused thereby. Logistics may make cash distributions to unitholders up to the amount of its available cash (as defined in the credit agreement); and

  •
  customary events of default, including, but not limited to (and subject to cure periods in certain circumstances), the failure to pay any principal, interest or fees when due, failure to perform or observe any covenant contained in the credit agreement or related documentation, any representation or warranty made in the agreements or related documentation being untrue in any material respect when made, default under certain material debt agreements, commencement of bankruptcy or other insolvency proceedings, certain ERISA events, invalidity of loan documents, invalidity of first priority lien on material portion of collateral, termination or default under material contracts, permanent or indefinite suspension of operations of Refining, certain environmental liabilities, certain changes in Logistics' ownership or the ownership or board composition of North Yard GP and material judgments or orders. Upon the occurrence and during the continuation of an event of default under the agreements, the lenders may, among other things, terminate their commitments, declare any outstanding loans to be immediately due and payable and/or exercise remedies against Logistics and the collateral as may be available to the lenders under the agreements and related documentation or applicable law.

Precious Metals Sales/Leaseback

              In January 2013, Refining entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex with a book value of $30.1 million was sold for $31.8 million. The catalyst will be leased back for a three-year period. The lease fee total was $1.1 million and $1.2 million for 2013 and 2014, respectively, and will total $1.2 million for 2015. At the end of the lease term, Refining has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals.

NGL Rail Terminal Financing

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for construction and purchase of the NGL terminal. The NGL terminal is owned by the third party; however, we expect to purchase it over time through an installment purchase arrangement and have the option to prepay this arrangement at any time without penalty. We also expect that if the Logistics IPO is consummated, the MLP would have the ability to cause us to exercise our purchase option on the NGL rail terminal. Please see "Business—Logistics Business—Certain Logistics Assets Owned by Refining" for additional information. The term of the agreement is seven years and includes a development fee of 12% on the outstanding balance. The NGL terminal became operational in December 2014. The transaction is treated as a financing arrangement, and as of March 31, 2015, the property, plant and equipment and corresponding debt recorded in our financial statements was $70.0 million. The installment payments under this agreement totaled $2.0 million for 2014 and are expected to total $13.0 million and $15.4 million for 2015 and 2016, respectively.

Cash Balances

              As of March 31, 2015, our cash and cash equivalents totaled $389.1 million.

Liquidity

              As of March 31, 2015, our total liquidity, which is the sum of our cash and cash equivalents plus the amount available to us under the Refining revolving credit facility, totaled approximately $410.4 million. Of the $410.4 million, cash and cash equivalents accounted for $389.1 million and the amount available to us under the Refining revolving credit facility, net of letters of credit, accounted for approximately $21.3 million.

Working Capital

              Working capital as of March 31, 2015 was $286.8 million, consisting of $1.7 billion in current assets and $1.4 billion in current liabilities. We had a $35.4 million decrease in working capital from December 31, 2014. Excluding the impact of changes in the accounts related to the intermediation agreement, which include accounts receivable, accounts payable and accrued liabilities (collectively, the "intermediation exclusion"), the decrease was due primarily to a decrease in accounts receivable and inventories as well as an increase in accounts payable to affiliates. In addition, when considering the impact of changes in the accounts related to the intermediation exclusion, a net intermediation agreement payable contributed to the decrease in working capital. The decrease was partially offset by an increase in cash and cash equivalents.

Intermediation Agreement

              On the Acquisition Date, Refining entered into an intermediation agreement with JPMVEC. Effective October 7, 2014, JPMVEC assigned its rights and obligations under this agreement to MLC, and MLC and Refining amended and restated this agreement to provide for a three year term and certain other features that provide Refining with added liquidity and flexibility. The intermediation agreement, along with related ancillary agreements, has the effect of reducing the working capital investment required to operate our refining business and our exposure to inventory price volatility. In connection with the assignment of the intermediation agreement to MLC, in order to provide credit enhancement to MLC, the parties entered into an arrangement with a third party investor to provide $150 million of first loss coverage to MLC in the event Refining defaults on its obligations under the intermediation agreement. The third party investor funded $150 million into a newly formed special purpose entity, PES Inventory Company, LLC ("PESIC"), as a preferred interest and such amount was pledged to MLC. As described in further detail below, the PESIC limited liability company agreement provides that the third party will receive a preferred dividend for maintaining the $150 million of first loss coverage and Refining will make payments to PESIC pursuant to a consulting agreement in amounts sufficient to allow PESIC to make the dividend. Refining sought the credit enhancement from a third party due to limitations in its existing debt agreements.

              Pursuant to the terms of the intermediation agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude feedstock requirements of Girard Point and Point Breeze, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. The feedstocks are stored in the tanks at the Philadelphia refining complex or at third-party facilities, and are ultimately purchased by Refining as they are removed from tankage and processed at Girard Point and Point Breeze. The intermediation agreement also provides for the intermediation of our wholesale inventory, other intermediate gasoline and distillate products and butane. Under the terms of the intermediation agreement, we hold title to the inventory previously held by JPMVEC. Some of the inventory is obligated to be redelivered to MLC. MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. On a daily basis, MLC pays the purchase price of certain finished products directly to us at a provisional index-based price effectively netting our liability for crude oil and feedstock purchases. Any shortfall or overage in the netting process is settled between us and MLC by payment to the party entitled to such shortfall or overage, as applicable. To the extent the revenue received from a third party relative to mutually agreed product index exceeds or falls short of that product index at the time of the sale to the third party, the difference is settled between MLC and Refining.

              The intermediation agreement contains covenants that restrict Refining's ability to incur indebtedness; grant liens on its assets; enter into sale and leaseback transactions; make certain loans, acquisitions and investments; enter into a merger or sale of assets; engage in transactions with affiliates and pay certain distributions. Refining is currently in compliance with all of the covenants under the intermediation agreement. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan.

              In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of product that MLC purchases from Refining. Additionally, in the event that the working capital investment made by MLC to perform under this agreement is positive, Refining pays MLC a daily working capital fee at a rate of three-month LIBOR for each applicable day plus a fixed spread.

              In order to implement the $150 million first loss coverage described above, Refining entered into an ISDA master agreement with a third party, PESIC, and PESIC entered into an ISDA master agreement with MLC pursuant to which PESIC executes back-to-back sourcing and secured prepay transactions for the purchase and sale of crude oil and refined products that mirror the terms of the corresponding transactions under the intermediation agreement. The purpose of these transactions is to provide MLC with first loss coverage for amounts due from Refining under the intermediation agreement. PESIC is a special purpose company that engages in no business other than providing the first loss coverage to MLC and related matters. The owners of PESIC contributed $150 million of preferred capital to PESIC and PESIC pledged that amount to MLC to secure PESIC's obligations to complete the corresponding transactions under the ISDA master agreement with MLC. So long as Refining performs its obligations under the ISDA master agreement with PESIC, then PESIC will be able to perform its obligations under its ISDA master agreement with MLC. As described below, under a consulting arrangement, Refining has the right to cause PESIC to perform its obligations under the ISDA master agreements. If Refining does not perform its obligations under the ISDA master agreement with PESIC thereby causing PESIC to fail to perform under its ISDA master agreement with MLC, then MLC would have recourse to the $150 million and PESIC would have an unsecured claim for the corresponding amount against Refining. Refining's corresponding obligations to MLC under the intermediation agreement would be satisfied to the extent it recovered from the $150 million of first loss coverage. Under the PESIC limited liability company agreement, PES Holdings holds a non-economic preferred equity interest in PESIC that accords Refining protective rights in respect of (i) the $150 million of first loss coverage, (ii) the business operations of PESIC and (iii) the capital structure of PESIC. In connection with these arrangements, Refining also entered into a consulting agreement with PESIC pursuant to which Refining (i) pays PESIC amounts necessary for PESIC to pay a monthly preferred dividend ranging from 9.0% to 11.0% per annum on $150 million to compensate the preferred holders for providing such amount of first loss coverage and (ii) provides operational, financial and managerial services to PESIC in connection with the intermediation agreement for a monthly fee of $25,000. Under the consulting agreement, Refining is appointed as agent with authority to bind PESIC in order for PESIC to provide all services necessary or advisable to comply with its obligations under the ISDA master agreements and related agreements, including (i) causing PESIC to obtain and maintain all permits required for the operation of its business; (ii) causing PESIC to comply with all applicable laws, including tax laws; (iii) maintaining the books and records of PESIC and the preparation of all reports and filings required under any related agreement or applicable law; (iv) fulfilling certain indemnification or expense reimbursement obligations required under PESIC's limited liability company agreement; and (v) causing PESIC to enter into, and perform all obligations relating to, the transactions contemplated by the ISDA master agreements and related agreements. Refining conducts these activities and makes any necessary payment at its own expense without a right to reimbursement from PESIC or its affiliates. In addition, Refining has agreed to indemnify PESIC and its affiliates for any losses, liabilities, damages, costs, expenses, fees or penalties arising out of PESIC's performance under the ISDA master agreements, including any environmental damages. The failure to pay such fees or perform Refining's other obligations under the consulting agreement could result in the termination of the intermediation agreement.

Capital Spending

              For the three months ended March 31, 2015, total capital spending was $75.9 million which included amounts that had been accrued but not yet paid. We analyze our capital spending into two categories: non-discretionary and discretionary. Non-discretionary capital spending, such as for planned turnarounds and other maintenance, is required to maintain safe and reliable operations or to comply with environmental, health and safety regulations. The total non-discretionary capital spending for our refining business, including major scheduled turnaround expenses, were approximately $69.0 million for the three months ended March 31, 2015, and we estimate that the total non-discretionary capital spending of our refinery business will be approximately $168 million for the year ending December 31, 2015. These estimates include, among other items, the capital costs necessary to comply with environmental regulations, including Tier 3 gasoline standards.

              We expect to spend approximately $100 million to $125 million for compliance with Tier 3 gasoline and on-road diesel standards, with an estimated $20 million to be spent during 2015 and the balance during 2016 and 2017.

              We undertake discretionary capital spending based on the expected return on incremental capital employed. Discretionary capital projects generally involve an expansion of existing capacity, improvement in product yields, and/or a reduction in direct operating expenses. For the three months ended March 31, 2015, we had approximately $6.9 million of discretionary capital expenditures. The majority of the discretionary capital expenditures relate to the light ends handling. We anticipate discretionary capital expenditures of approximately $20 million in 2015.

Cash Flow Analysis

              The following table sets forth our cash flows for the periods indicated:

			Successor			Predecessor
	Three Months Ended March 31,		Year Ended December 31,		Period from September 8 through December 31,	Period from January through September 7,
	2015	2014	2014	2013	2012	2012

	(unaudited)		(audited)			(audited)
			(in millions)
Net cash provided by (used in) operating activities	$138.6	$67.9	$336.9	$(146.1)	$74.7	$54.5
Net cash used in investing activities	(75.5)	(42.6)	(117.9)	(233.8)	(14.8)	(26.0)
Net cash provided by (used in) financing activities	(12.2)	(1.7)	(8.2)	274.4	173.0	(28.5)

Net increase (decrease) in cash and cash equivalents	50.9	23.6	210.8	(105.5)	232.9	—
Cash and cash equivalents at beginning of period	338.2	127.4	127.4	232.9	—	—

Cash and cash equivalents at end of period	$389.1	$151.0	$338.2	$127.4	$232.9	$—

Cash from Operating Activities

              Net cash provided by operating activities was $138.6 million for the three months ended March 31, 2015. The contributors to the source of cash was net income of $36.5 million, non-cash adjustments of $12.8 million and a $89.2 million source of funds related to change in assets and liabilities. The source of funds due to the change in assets and liabilities was related to a decrease in accounts receivable and inventory and an increase in accounts payable and accrued liabilities, excluding the intermediation exclusion. Also contributing to the source of funds was an increase in the intermediation exclusion payable.

              Net cash provided by operating activities was $68 million for the three months ended March 31, 2014. The contributors to the source of funds was net income of $22.9 million, non-cash adjustments of $9.1 million and $35.9 million source of funds related to change in assets and liabilities. The source of funds due to the change in assets and liabilities was related to an increase in accounts payables and accrued liabilities and a decrease in accounts receivable, offset by building inventory of vacuum gas oil.

              Net cash provided by operating activities was $336.9 million for the year ended December 31, 2014. The most significant contributors to the source of cash was net income of $143.6 million, non-cash adjustments of $94.5 million and a $98.8 million source of funds related to change in assets and liabilities. The source of funds due to the change in assets and liabilities is related to the receipt of deferred revenue reduced by the increase in refined product inventory due to the intermediation agreement with MLC. Additionally, an increase in accounts payable, accrued liabilities and taxes payable, excluding changes in the accounts related to the intermediation exclusion, as well as a decrease in the intermediation exclusion receivable contributed to the source of funds. The source of funds was partially offset by an increase in prepaid expenses and other current assets.

              Net cash used in operating activities for the year ended December 31, 2013 was $146.1 million. The most significant contributor to the use of cash was a net loss of $102.9 million and non-cash adjustments of $25.6 million. Also contributing to the decrease in cash was a use of $68.8 million due to changes in assets and liabilities primarily related to a $77.6 million increase in accounts receivable, a $26.0 million increase in inventory and $1.0 million net use related to other activity partially offset by a $35.8 million net increase in accounts payable and accrued liabilities.

              Net cash provided by operating activities for the Successor 2012 period was $74.7 million. The most significant contributor to the source of cash was net income of $136.0 million and non-cash adjustments of $14.7 million. Offsetting these impacts was a $76.0 million use of cash due to changes in assets and liabilities primarily related to a $233.1 million increase in accounts receivable, a $118.8 million increase in inventory, a $25.2 million increase in prepaid expenses and other current assets partially offset by a $294.5 million increase in accounts payable and accrued liabilities and a $6.4 million net source related to other activity.

              Net cash provided by operating activities for the Predecessor 2012 period was $54.5 million. The most significant contributor to the source of cash was net income of $181.2 million and non-cash adjustments of $13.6 million. Offsetting these impacts was a $140.3 million use of cash due to changes in assets and liabilities primarily related to a $161.1 million increase in inventory and a $0.3 million net use related to other activity partially offset by a $21.1 million net increase in accounts payable, accrued liabilities and environmental liabilities.

Cash from Investing Activities

              Net cash used in investing activity was $75.5 million for the three months ended March 31, 2015, due to capital expenditures of which $33.7 million was primarily related to the turnaround at Girard Point with the balance being related to a cat cooler replacement, maintenance, safety related enhancements, and other facility improvements at the Philadelphia refining complex.

              Net cash used in investing activity was $42.6 million for the three months ended March 31, 2014, due to capital expenditures primarily related to the turnaround activity at Point Breeze along with other maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex.

              Net cash used in investing activity was $117.9 million for the year ended December 31, 2014 and was comprised of $140.3 million in capital expenditures, related to a turnaround at Point Breeze, maintenance, safety related enhancements, the North Yard terminal expansion project and other facility improvements at the Philadelphia refining complex. This was offset by $22.4 million in grant proceeds from the Commonwealth of Pennsylvania for a rail transportation assistance program related to the construction of the North Yard terminal in October 2013 and for a capital assistance program related to the turnaround of the cat cracker at Girard Point in 2013.

              Net cash used in investing activities for the year ended December 31, 2013 was $233.8 million and consisted primarily of $267.9 million in capital expenditures, related to a turnaround at Girard Point, the construction of the North Yard terminal along with maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex partially offset by $31.8 million in proceeds from the sale of precious metals and $2.3 million in grant proceeds from the Commonwealth of Pennsylvania for a rail transportation assistance program related to the construction of the North Yard terminal in October 2013.

              Net cash used in investing activities for Successor 2012 period was $14.8 million and consisted of $14.1 million in capital expenditures related to a turnaround at Girard Point, maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex and $0.7 million in loans to officers.

              Net cash used in investing activities for the Predecessor 2012 period was $26.0 million in capital expenditures related to a turnaround at Girard Point and maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex.

Cash from Financing Activities

              Net cash used in financing activities was $12.2 million for the three months ended March 31, 2015. Included in this activity is a $10.4 million distribution from Logistics to PES LLC with the balance primarily representing repayments of the Refining term loan.

              Net cash used in financing activity was $1.7 million for the three months ended March 31, 2014, primarily representing repayment of the Refining term loan.

              Net cash used in financing activities was $8.2 million for the year ended December 31, 2014 primarily representing repayments of the Refining term loan.

              Net cash provided by financing activities was $274.4 million for year ended December 31, 2013 and consisted of $525.8 million in proceeds, net of deferred financing cost of $15.9 million and debt discount of $8.3 million, primarily from the Refining term loan and a capital contribution of $2.0 million from members partially offset by repayment of a $28.2 million note payable to an affiliate, debt repayments of $1.2 million, advances to members of $75.9 million for tax distributions related to 2012 financial performance and $148.1 million in distributions to members. Of the $148.1 million in distributions, $27.6 million was used to repay in full our preferred unitholders.

              Net cash provided by financing activities was $173.0 million for the Successor 2012 period and consisted of $153.3 million in proceeds from the issuance of common units and $25.0 million from the issuance of series A preferred units partially offset by $3.0 million of financing costs and $2.3 million of equity transaction costs.

              Net cash used in financing activities for the Predecessor 2012 period was $28.5 million and consisted of net transfers to Sunoco.

Contractual Obligations and Commitments

              In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our material contractual payment obligations as of December 31, 2014.

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$592,200	$10,856	$21,446	$536,447	$23,451
Interest payments on debt facilities(2)	128,882	39,253	75,843	12,891	895
Operating Leases(3)	237,858	37,252	81,977	69,261	49,368
Purchase obligations(4):
Supply and Offtake Agreements	642,468	642,468	—	—	—
Purchase Agreement	245,925	40,210	78,368	78,368	48,979
Other Supply Agreements	4,182	697	1,394	1,394	697

Total contractual cash obligations	$1,851,515	$770,736	$259,028	$698,361	$123,390

(1)
Long-term obligations represent the repayment of indebtedness incurred in connection with the Refining term loan, capital lease and financing obligation.

(2)
Interest payments on debt facilities include cash interest payments on the Refining term loan, capital lease and financing obligations, plus cash payments for the commitment fee on the undrawn Refining revolving credit facility and letter of credit fees on the letters of credit outstanding at December 31, 2014.

(3)
Operating leases include leases entered into in the normal course of business, including marine transportation vessels, tank cars, office space, pipeline, catalyst, equipment, and terminals.

(4)
We have obligations to purchase crude oil and refined and intermediate products under the intermediation agreement and our supply agreements with Sunoco Logistics and other third parties. Payments under the Purchase Agreement include commitments to purchase butane and isobutene under an agreement with a third party. We estimated these purchase obligations based on contracted volumes at prevailing market prices at December 31, 2014. Payments under Other Supply Agreements include contracts for the supply of natural gas to the Philadelphia refining complex. We entered into these contracts to ensure an adequate supply of energy to support our refinery operations. Substantially all of these obligations are based on fixed prices. The agreements include fixed or minimum volume requirements. The amounts included in this table are based on fixed or minimum quantities to be purchased as of December 31, 2014.

Off-Balance Sheet Arrangements

              We do not have any "off-balance sheet arrangements" as such term is defined within the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risks, including changes in commodity prices and interest rates. Our primary commodity price risks are (i) the difference between the prices at which we sell our refined products and the prices we pay for crude oil and other feedstocks and (ii) the fair market value of products we hold in inventory. We may use derivative instruments to manage the risks from changes in the prices of crude oil, refined products and interest rates.

Commodity Price Risk

              In order to realize value from our processing capacity, we must achieve a positive spread between the cost of raw materials and the value of finished products (i.e., crack spread). The physical commodities that comprise our raw materials and finished products are typically bought and sold at a spot or index price that can be highly variable.

              We use a crude oil purchasing and product sale intermediary which allows us to price our crude oil at the time we process it, as opposed to the crude oil origination point, and price our products as soon as they are produced, which reduces our risk associated with volatile commodity prices by shortening the commodity conversion cycle time. The commodity conversion cycle time refers to the time elapsed between raw material acquisition and the sale of finished products. In addition, we seek to reduce the variability of commodity price exposure by engaging in hedging strategies and transactions that will serve to protect gross refining margins. Accordingly, we use financial derivatives to economically hedge future cash flows (i.e., crack spreads) and the value of our inventories. With regard to our hedging activities, we may enter into, or have entered into, derivative instruments which serve to:

  •
  lock in or fix a percentage of the anticipated or planned crack spread in future periods when the derivative market offers commodity spreads that generate positive cash flows; and

  •
  hedge the value of inventories which are not included in the intermediation agreement that are in excess of minimum required inventories.

Basis Risk

              The effectiveness of our derivative strategies and our intermediary are dependent upon the correlation of the price index utilized for the hedging activity and the cash or spot price of the physical commodity for which price risk is being mitigated. Basis risk is a term we use to define that relationship. Basis risk can exist due to several factors including time, product grade or location differences between the derivative instrument and the underlying physical commodity. Our selection of the appropriate index to utilize in a hedging strategy is a prime consideration in our basis risk exposure.

              Examples of our basis risk exposure are as follows:

  •
  Time Basis—In entering over-the-counter swap agreements, the settlement price of the swap is typically the average price of the underlying commodity for a designated calendar period. This settlement price is based on the assumption that the underling physical commodity will price ratably over the swap period. If the commodity does not price ratably over the periods then weighted average physical prices will be weighted differently than the swap price as the result of timing.

  •
  Location Basis—In hedging NYMEX crack spreads, we experience location basis because the settlement of NYMEX refined products are based on products delivered to the New York Harbor. A portion of our actual sale transactions take place at locations other than New York Harbor resulting in a logistics cost difference compared to the NYMEX index.

  •
  Product Grade Basis—When hedging NYMEX crack spreads, we experience product grade basis as the NYMEX indexes are based on RBOB and ultra-low sulfur diesel for gasoline and distillate, respectively. Our actual production of gasoline consists of RBOB, Premium RBOB, CBOB and Premium CBOB and each of these gasoline products have a range characteristics, such as vapor pressure, that can impact the specific price of the actual product sold. Our distillate production may consist of home heating oil, jet fuel, kerosene or ultra-low sulfur diesel for the export market. As with gasoline, each of these products can vary based on product specifications which can impact the actual price.

Price and Basis Risk Management Activities

              Our most prevalent risk management activity is to sell forward the crack spread or buy or sell forward the WTI to Brent crude oil spread when opportunities exist to lock in a margin or if such price is attractive relative to our current view. Selling forward derivative contracts for which the underlying commodity is the crack spread enables us to lock in a margin on the spread between the price of crude oil and price of refined products. Buying or selling the WTI to Brent crude oil spread allows us to lock in the portion of the crack spread related to our crude oil acquisition cost. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

              In the event our inventories exceed our target base level of inventories, we may enter into commodity derivative contracts to manage our price exposure to our inventory positions that are in excess of our base level. Excess inventories are typically the result of plant operations such as a turnaround or other plant maintenance. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

              To reduce the basis risk between the price of products we sell and that of the NYMEX price associated with selling forward derivative contracts for NYMEX crack spreads, we may enter into time spreads to change the timing of when we price product compared to when it is produced and sold or basis swaps to lock the price difference.

              Our predominant variable operating cost is energy, which is comprised primarily of natural gas and electricity. We are therefore sensitive to movements in natural gas prices and electricity. Assuming normal operating conditions, we annually purchase a total of approximately 8 million MMBTUs of natural gas. Accordingly, a $1.00 per MMBTU change in natural gas prices would increase or decrease our natural gas costs by approximately $8.0 million. We annually consume a total of approximately 822 million KWH of electricity. A $0.01 per KWH change in electricity prices would increase or decrease our cost of electricity by approximately $8.0 million.

              From time to time, we use swaps, futures, forwards and other derivative instruments to manage exposure to commodity price risks associated with the purchase or sale of crude oil, finished products and natural gas to fuel our refinery operations. We may also use these instruments to manage price risks associated with inventories above a baseline we set for our target levels of hydrocarbon inventories. We may engage in the purchase and sale of physical commodities, derivatives, options, over-the-counter products and various exchange-traded instruments. We mark-to-market our derivative instruments and recognize the changes in their fair value in our statements of operations. If the market value of these instruments had changed by $1.00 per unit, our cost of sales and operating expenses would have increased or decreased by $2.8 million and $7.7 million, respectively.

              The following table provides information about our derivative contracts as of December 31, 2014:

Instrument	Commodity	Expiration	Volume	Unit	Wtd Avg Purhase Price/Unit	Wtd Avg Sales Price/Unit	Contract Value	Market Value	Gain (Loss)
							(in thousands)
Futures (Long)	Crude	January-July 2015	1,000,000	barrels	$56.74	$—	$56,741	$56,948	$207
Futures (Short)	Crude	January-November 2015	(1,450,000)	barrels	—	58.70	(85,111)	(82,571)	2,541
Futures (Long)	Gasoline	January-September 2015	3,297,000	barrels	73.08	—	240,951	214,988	(25,963)
Futures (Short)	Gasoline	June-November 2015	(3,347,000)	barrels	—	75.75	(253,525)	(229,409)	24,116
Futures (Long)	Distillate	January-August 2015	737,000	barrels	81.12	—	59,789	56,683	(3,105)
Futures (Short)	Distillate	May-September 2015	(120,000)	barrels	—	76.53	(9,184)	(9,245)	(61)
Swaps (Long)	Crude	January-October 2015	2,750,000	barrels	60.18	—	165,484	147,807	(17,677)
Swaps (Short)	Crude	February-November 2015	(2,750,000)	barrels	—	59.32	(163,143)	(159,170)	3,973
Swaps (Long)	Gasoline	January-October 2015	3,005,000	barrels	74.80	—	224,765	196,746	(28,019)
Swaps (Short)	Gasoline	February-November 2015	(3,172,000)	barrels	—	77.82	(246,839)	(215,546)	31,293
Swaps (Long)	Distillate	January-May 2015	707,000	barrels	79.34	—	56,095	54,407	(1,689)
Swaps (Short)	Distillate	February 2015-January 2016	(650,000)	barrels	—	77.73	(50,525)	(50,794)	(269)
Swaps (Long)	Electricity	January-June 2015	246,960	megawatts	49.73	—	12,282	12,146	(137)
Swaps (Long)	Natural Gas	January-February 2015	2,190,000	dekatherms	3.61	—	7,911	6,333	(1,578)

Instrument	Activity	Expiration	Volume	Unit	Wtd Avg Contract Spread	Wtd Avg Market Price	Contract Value	Market Value	Gain (Loss)
							(in thousands)
Swaps (Long)	Natural Gas	January-September 2015	2,545,000	dekatherms	$0.31	$(0.49)	$776	$(1,241)	$(2,017)
Swaps (Short)	Crack Spread	January 2015	(3,202,000)	barrels	3.91	4.00	(12,514)	(12,802)	(288)
Swaps (Short)	WTI-Brent	February-April 2015	(1,200,000)	barrels	(7.35)	(5.27)	8,820	6,328	(2,492)

Interest Rate Risk

              As of March 31, 2015, all of the $539.0 million of outstanding borrowings under the Refining term loan were subject to floating rates. Borrowings outstanding under the Refining term loan bear interest at the greater of 1.25% or LIBOR plus an applicable margin. An increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $5.4 million per year.

              As of March 31, 2015, there were no borrowings under the $100 million Refining revolving credit facility which bears interest at floating rates. As of March 31, 2015, amounts that could be borrowed under the Refining revolving credit facility were limited to $21.3 million borrowing availability thereunder. If the Refining revolving credit facility were fully drawn for an entire year, an increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $1.0 million per year.

              We use interest rate swaps to manage our exposure to interest rate risk. In 2013, we entered into an interest rate swap agreement with a counterparty that we believe to be creditworthy, that hedges our exposure to the cash flow risk caused by the effects of LIBOR changes associated with the Refining term loan. The interest rate swap effectively converts $539.0 million of our LIBOR based debt to fixed rate debt having an interest rate of 6.923%. This swap agreement matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in the consolidated statements of operations and comprehensive income (loss). The realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income (loss), included elsewhere in this prospectus.

Credit Risk

              We are subject to risk of losses resulting from nonpayment or nonperformance by our customers, the largest of which is MLC. We will continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

Concentration Risk

              For the three months ended March 31, 2014, JPMVEC accounted for approximately 76% of our revenues. MLC accounted for 75% of our revenues for the three months ended March 31, 2015. MLC accounted for 75% and 53% of our accounts receivable at March 31, 2015 and December 31, 2014, respectively.

              For the three months ended March 31, 2014, JPMVEC accounted for approximately 87% of the total crude oil barrels purchased. MLC accounted for 95% of the total crude oil barrels purchased for the three months ended March 31, 2015.

Recent Accounting Pronouncements

              In February 2015, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-02, Consolidations (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"), which modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities ("VIEs") or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. The requirements from ASU 2015-02 are effective for interim and annual periods beginning after December 15, 2015, and early adoption is permitted. We are currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. We are currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              There are no other recently issued accounting pronouncements requiring adoption subsequent to December 31, 2014 that would have a significant impact on our results of operations or financial position.

 INDUSTRY OVERVIEW

Introduction

              Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable, finished petroleum products, such as gasoline, diesel fuel, jet fuel, lubricants and petrochemicals. Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and refined petroleum products are commodities with fluctuating prices. Refiners create profit by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks, and by managing operating costs. It is important for a refinery to maximize the yields of high value finished products and to minimize the costs of feedstock and operating expenses. Access to robust supply and distribution infrastructure such as pipelines or crude-by-rail infrastructure that can deliver low-cost crude oil is also a key driver of profitability.

              The United States has historically been the largest consumer of petroleum-based products in the world. According to the Energy Information Administration's (the "EIA") 2015 Refinery Capacity Report, there were 137 operating oil refineries in the United States in January 2015, with a total refining capacity of approximately 17.7 million bpd. High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years. Domestic operating refining capacity has increased at a compounded annual growth rate of 0.3% between January 1982 and January 2015, from 16.1 million bpd to 17.7 million bpd, according to the EIA. This net increase in capacity is the result of efficiency measures and expansions at various refineries, partially offset by the closure of more than 120 smaller and less efficient refineries.

Ownership of Refineries

              Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream businesses such as refining, marketing, logistics and petrochemicals.

              An independent refiner has no proprietary crude oil production, and it purchases its feedstocks on the open market under term or spot contracts. Refiners distribute their products through bulk, wholesale or retail channels under term and spot contracts. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets. However, in PADD I, home to New York Harbor, a major product trading hub and the New York Mercantile Exchange ("NYMEX") delivery point, the bulk market is a particularly important market for refiners.

              In recent years, many integrated oil companies have sought to lower their exposure to the refining sector. Of the total refining capacity in the United States, approximately 57.9% or 10.4 million bpd, is currently owned and operated by independent refining companies compared to 2002 when approximately 36.6%, or 6.1 million bpd, was owned by independent refining companies. The remaining capacity is controlled by integrated oil companies. Because of this trend, the refining industry increasingly must rely on its own operations for its profitability. We believe this trend will continue.

Refining Basics

              Refineries are uniquely designed to process specific types of crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

  •
  separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;

  •
  catalytically or thermally convert the separated hydrocarbons into more desirable products; and

  •
  treat the products by removing unwanted elements and compounds.

              Each function in the refining process is designed to maximize the value of the refined petroleum products produced. Below is a general description of refinery process units. Not all refineries possess each of these units.

              Distillation.    Typically crude oil is initially processed at a refinery in the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and LPG, vaporize and exit the top part of the atmospheric distillation unit. Medium boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher boiling liquids, such as fuel oils and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher value products or are sent to storage tanks for sale to customers.

              Conversion.    The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking," a process that breaks or cracks higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the hydrocracker, the FCC unit and the coker. Thermal cracking is generally accomplished in the coker. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC unit. Hydrocrackers receive feedstocks from cokers, FCCs and crude oil distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude oil distillation units into LPG, gasoline and distillates by applying heat in the presence of a catalyst. An FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

              The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

              Removal of Impurities.    Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most-commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil Quality

              The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. In seeking to maximize their refining margins, refiners strive to process the optimal mix or slate of crude oils through their refineries, depending on their refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils. The terms light, medium and heavy when used in reference to crude oils refer to their density and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil.

              Density.    The less dense the crude oil, the lighter and thinner it is. Conversely, the more dense the crude oil, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees." The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.

              Sulfur content.    Crude oil is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

Industry Terminology

Crack Spreads

              Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then-prevailing price. The 2-1-1 crack spread assumes two barrels of crude oil will be converted, or "cracked," into one barrel of gasoline and one barrel of heating oil or diesel fuel. Average 2-1-1 crack spreads vary from region to region throughout the United States, depending on the supply and demand balances of crude oils and refined products.

              Actual refinery margins vary from benchmark crack spreads due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crude Oils

              Crude oil pricing is generally quoted in reference to the classification of the crude oil, which is based on certain physical characteristics, the source of its production and the major trading hub with which it is associated. Relevant classifications of crude oil include:

  •
  West Texas Intermediate ("WTI"). WTI is a grade of crude oil that is described as light because of its relatively low density, and sweet because of its low sulfur content. Cushing, Oklahoma is a major trading hub for WTI and has been the delivery point for crude oil contracts, and therefore the price settlement point, on the NYMEX for over three decades.

  •
  Louisiana Light Sweet ("LLS"). LLS is a major benchmark for light, sweet crude oil that is sourced from the Gulf Coast region. It has a slightly higher density and slightly lower sulfur content than WTI.

  •
  Brent crude oil ("Brent"). Brent is a major trading classification of light, sweet crude oil comprised of Brent, Forties and Oseberg and Ekofisk, which are types of crude oil blends sourced from the North Sea. The Intercontinental Exchange ("ICE") is a major trading hub for Brent. Petroleum suppliers in Europe, Africa and the Middle East often set prices for Brent crude oil according to its value on the ICE if it is being sold in the Western Hemisphere.

Light-Heavy Crude Oil Differential

              The light-heavy crude oil differential is the price differential between heavy (high density), sour (high sulfur) and light (low density), sweet (low sulfur) crude oils.

Product Differentials

              Because refineries produce many other products that are not reflected in crack spreads, product differentials relative to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel and relatively low volumes of lesser valued products, such as LPG, residual fuel oil, petroleum coke and sulfur.

Operating Costs

              Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase in proportion to inflation. By far, the predominant variable cost is energy such as natural gas, electricity and refinery fuel gas.

Refinery Products

              The main products produced by a refinery are as follows:

              Gasoline.    One of the most significant refinery products is motor gasoline. Various gasoline blendstocks, including RBOB and CBOB, are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

              Middle Distillates.    Middle distillates are diesel fuels, heating oil and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating, oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking, space heating, lighting and solvents and for blending into diesel fuel.

              Residual Fuels.    Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

              Petrochemical Feedstocks.    Many products derived from crude oil refining, such as ethylene, propylene, butylene, isobutylene, tetramer, nonene, toluene, xylene and benzene are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemical feedstocks are produced for use as solvents, including benzene, toluene and xylene.

              Naphtha.    Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry and for catalytic reforming and the production of hydrogen.

              Propane.    Propane is a natural gas liquid with a variety of commercial, residential and industrial uses primarily as a fuel, and for heating and refrigeration.

              Niche Refined Petroleum Products.    Various refined petroleum products are produced in relatively small quantities such as lubricant base oils, biofuels and other refined petroleum products. These products are commonly used as blending components for transportation fuels or as lubricants.

Refinery Complexity

              Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Refinery complexity is commonly measured by the Nelson Complexity Index. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude oil distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude oil distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude oil distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude oil distillation for the same amount of throughput.

Refinery Location

              The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via waterborne vessels, pipelines, rail or tank trucks. Refiners seek to maximize their profits by placing their products in the markets where they receive the highest margins. Historically, for example, refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and in satisfying local demand. The map below shows the five regions in the United States (called Petroleum Administration for Defense Districts or "PADDs"), which have historically experienced varying levels of refining profitability due to regional market conditions.

Current Industry Trends Relevant to Our Business

              The competitive landscape for U.S. refiners has been transformed by the growth of domestic crude oil. With the advent horizontal drilling and hydraulic fracturing, shale basins in the midcontinent of the U.S. began growing at accelerating rates in 2010 and 2011. This growth quickly overwhelmed a pipeline infrastructure that was ill-equipped to handle the volume of crude oil that needed to move from the interior of the United States to the coasts. As a result, the price of domestic crude oil, as represented by the WTI price marker, discounted relative to foreign crude oil, as represented by the Brent price marker. This discount has provided incentive for midstream logistics companies and refiners to build the infrastructure necessary to access this low-cost crude oil including crude-by-rail infrastructure that has been developed over the past several years. We believe that refiners with access to this lower-cost crude oil have benefitted from more attractive refining margins than those that lacked access. This margin environment has driven increased refinery utilization and increased exports of distillate while displacing significant volumes of imported of gasoline, transforming the United States into a net exporter of transportation fuels.

              Prior to the developments described above, PADD I refiners suffered from reliance on more expensive foreign crude oil and refining overcapacity in the Atlantic Basin, leaving them with little or no competitive advantage relative to European refiners that supplied the incremental refined product to PADD I. As a result, numerous refineries in PADD I, as well as refineries in Eastern Canada and the Caribbean that historically served PADD I demand, closed in the time period from 2009 to 2012. Since then, however, the competitive position and earnings capacity of PADD I refiners like us has been transformed by (i) growth in domestic crude oil production, (ii) the development of new crude oil transportation infrastructure in the shale basins and in PADD I, and (iii) Atlantic Basin refinery closures.

Growth in Domestic Crude Oil Supply

              In recent years the U.S. refining industry has benefitted from growth in U.S. crude oil production, especially production in the Bakken, Eagle Ford and Permian shale basins. Due to advances in unconventional drilling technology and improved drilling economics, crude oil production in the United States increased by 71%, from approximately 5.5 million bpd in December 2009 to an average of nearly 9.3 million bpd in December 2014, representing a compound annual growth rate of 11.3%. The aforementioned shale basins drove substantially all of this growth, while conventional and offshore production was essentially flat. According to EIA, average daily crude oil production is expected to increase slightly to 9.4 million bpd in 2015, though the recent drop in the price of crude oil and elevated volatility introduces additional uncertainty.

Crude Oil Production from Major U.S. Shale Basins December 2009 - December 2014 (mbpd)	U.S. Imports of Light Crude Oil December 2009 - December 2014 (mbpd)

Source: EIA

              The production from these shale basins is predominantly light, sweet crude oil, with gravity in excess of 35° API. As a result, coincident with the growth in crude oil from these shale basins, U.S. imports of light crude oil began declining in 2010 when imports averaged over 2.0 million bpd. After reaching a relative high in June 2010 of 2.7 million bpd, U.S. imports of light crude oil (>35° API) have since declined to less than 470 thousand bpd in December 2014.

Supply and Logistics Constraints Drive Discounts in Domestic Crude Oil Relative to Foreign Crude Oil

              Historically, the United States has relied heavily on foreign crude oil imports which are received in waterborne vessels at coastal refineries and terminals. Given a concentration of U.S. refining capacity in the Gulf Coast, and significant refined product demand inland from the coast, much of the existing U.S. pipeline infrastructure was configured to move imported crude oil and domestic refined products from the Gulf Coast to other refining and population centers in the U.S. midcontinent and northern-tier states. With the growth of crude oil production in inland areas like the

Bakken in North Dakota and both the Eagle Ford and Permian in the interior of Texas, new transportation infrastructure was needed to move crude oil generally in the opposite direction, to the coasts.

              This mismatch between existing logistics capabilities and the growing need for inland U.S. crude oil producers to transport their crude oil to major refining centers drove a meaningful difference in the price of inland domestic crude oil and coastal crude oil. Inland domestic producers were forced to discount their crude oil in order to clear the market. As a measure of this discount, WTI on average has traded at $10.04 per bbl less than Brent for the period from December 2009 to December 2014. This discount provided ample incentive for midstream logistics companies and others to invest in transportation infrastructure. As transportation infrastructure was built out to move crude oil from inland domestic producers to Gulf Coast refiners, LLS crude oil then began to regularly trade at a discount to Brent, signaling that the U.S. Gulf Coast was adequately supplied with light crude oil.

Calendar Month Average Brent-WTI December 2009 - December 2014 ($/bbl)	Calendar Month Average Brent-LLS December 2009 - December 2014 ($/bbl)

Source: Bloomberg

              The United States currently restricts exports of crude oil without a specific exemption. Because the United States remains an importer of light, sweet crude oil, we believe that this export ban, to-date, has not been a significant contributor to the price differentials between domestic and foreign crude oils. We believe, instead, that domestic, WTI-indexed crude oils have been and will continue to price at a discount to coastal crude oil markets due to the transportation costs associated with delivering these crude oils from the midcontinent of the United States to the refinery complexes on the U.S. East, West and Gulf Coasts.

Evolution of Crude-by-Rail from the Bakken

              Historically, lower 48-state domestic crude oil production was sourced from fields located principally in Texas, Louisiana and Oklahoma. As a result, the U.S. petroleum complex constructed a transportation network of pipelines which moved large volumes of domestic crude oil to the major refining centers in the Gulf Coast, midcontinent and northern-tier states. Without the necessary pipeline infrastructure, and with the high cost of transporting domestic crude oil by water on Jones Act vessels, refineries on the East Coast came to rely on waterborne imports of foreign crude oil. Recent production growth in Canada and the U.S. midcontinent placed considerable stress on the North American crude oil transportation network, which had limited capacity to move volumes east or west.

              The impact of logistical bottlenecks is particularly pronounced in the Bakken. This basin is home to limited refinery capacity. Therefore, almost all of the crude oil production in the Bakken must be marketed and transported to refineries outside of the region. The North Dakota Pipeline Authority estimated that the combination of local refining capacity and pipeline takeaway capacity, generally the least costly mode of transportation for a shipper, totaled less than 400,000 bpd in 2010. Though this capacity has grown since then, to an estimated 773,000 bpd, it is not adequate to transport the 1.3 million bpd of crude oil that is currently produced in the Bakken.

              As Bakken production began to accelerate in 2010 and 2011, midstream logistics companies constructed rail transloading terminals that are capable of receiving crude oil by truck and gathering pipelines, storing this crude oil in tanks and then loading it into rail tank cars for transport across existing rail infrastructure. As of 2014, the North Dakota Pipeline Authority estimates that there are 16 rail terminals in the Bakken capable of loading 1.3 million bpd of crude oil. A combination of the basin's local refinery, pipelines, and rail now provide the Bakken with adequate takeaway capacity to service existing production levels.

Bakken Takeaway Capacity vs. Crude Oil Production Year-End 2010 - 2014 (mbpd)	Bakken Rail Terminals Year-End System Capacity (mbpd)

Company	Location	2010	2014

EOG Resources
Dakota Plains
High Sierra
Crestwood
Hess
Bakken Oil Express
Savage Services
Enbridge
Great Northern Midstream
Musket
Plains
Plains
Global/Basin Transload
Global Basin Transload
Enserco
Northstar Transloading
Total

	Stanley, ND New Town, ND Donnybrook, ND Epping, ND Tioga, ND Dickinson, ND Trenton, ND Berthold, ND Fryburg, ND Dore, ND Ross, ND Van Hook, ND Stampede, ND Zap, ND Gascoyne, ND Fairview, MT	65 20 10 — — — — — — — — — — — — — 95	65 80 10 160 70 200 90 80 60 70 65 65 80 80 65 20 1,260

Source: North Dakota Pipeline Authority

              We believe that growth in production from the nearby Permian and Eagle Ford basins can economically meet most of the Gulf Coast refiners' demand for light, sweet crude oil. The ample supply of light, sweet crude oil in the Gulf Coast, that has a freight advantage relative to Bakken crude oil, has resulted in a strong incentive for Bakken producers to move crude oil to the East or West Coasts by rail, and has driven a significant discount between the price that a crude oil producer receives in the Bakken region and the benchmark WTI and LLS crude oil marker prices.

              The development of this crude-by-rail infrastructure in the Bakken, together with extensive existing railroad infrastructure and recently developed unloading facilities such as the North Yard Terminal, provides those refineries without any pipeline connection to the producing basins with low-cost crude oil relative to foreign waterborne crude oil. While crude-by-rail can be more expensive than transporting crude oil by pipeline (ignoring the upfront capital investment), rail offers several advantages over pipelines: (i) the time to plan, permit and construct the infrastructure necessary to access the existing national rail network is considerably shorter than for a newly-constructed pipeline; (ii) crude-by-rail creates flexibility to move swiftly and capitalize on market imbalances and to redeploy assets if bottlenecks arise; (iii) the national rail network is capable of connecting all major refining centers with all major crude oil producing basins, providing optionality of supply; and (iv) crude-by-rail avoids large financial commitments to long-term take-or-pay contracts and line-fill as is typical with new pipeline construction.

              The growth in PADD I carloading receipts from all U.S. PADDs increased by 74% between December 2014 versus January 2013 and increased by more than 30% between January 2015 versus January 2014.

U.S. Crude Oil Destined by Rail Into PADD I

Source: EIA

Access to Domestic Crude Oil Provides Certain Refiners an Input Cost Advantage

              Given the large price differential between domestic and foreign crude oil over the past several years, refiners that have had access to low-cost domestic crude oil have demonstrated consistently higher margins relative to refiners that did not have access. Until the transportation infrastructure described above was built out, refineries in PADD II (Midwest), PADD III (Gulf Coast) and PADD IV (Rocky Mountain) have had access to these cheaper domestic crude oils via pipeline while refineries in PADD I (East Coast) and PADD V (West Coast) had to rely more heavily on waterborne imports or costly deliveries of domestic crude oil from the Gulf Coast via Jones Act compliant coastal barges and vessels.

              This advantage is reflected in comparing the 2-1-1 crack spread using WTI crude oil as the input against the same crack spread using Brent crude oil as the input. For the period from December 2009 to December 2014, the difference in these two crack spreads averaged $10.11 at the New York Harbor market. While there are transportation costs and other factors that impact a refiner's actual profitability from market-to-market, this sizeable crack spread differential illustrates the advantage of access to domestic crude oil over the past several years.

Calendar Month NYH 2-1-1 WTI Crack Spread December 2009 - December 2014 ($/bbl)	Calendar Month NYH 2-1-1 Brent Crack Spread December 2009 - December 2014 ($/bbl)

Source: Bloomberg

              With access to domestic crude oil by rail, PADD I refiners have recently improved their refining margins.

The United States in Becoming a Larger Exporter of Gasoline and Distillate

              Coincident with accelerating crude oil production growth in the U.S. shale basins in 2010 and 2011, U.S. refining capacity utilization has increased from the lowest annual utilization rate in over 20 years of 85.2% in 2009 to the highest utilization in the last 10 years of 90.4%, for the year ended December 31, 2014. The United States has become a net exporter of gasoline and distillate, driven predominantly by increasing distillate exports and shrinking gasoline imports.

Refinery Capacity Utilization Annual Avg. 2009 - 2014 (%)	U.S. Imports / (Exports) of Gasoline and Distillate Annual Avg. 2009 - 2014 (mbpd)

Source: EIA

              This dynamic, together with 15 refinery closures in Europe during this same time period, representing combined refining capacity of over 1.7 million barrels, according to Platts, illustrates the improved competitive position of U.S. refiners, particularly relative to European refiners.

Overview of PADD I

Evolution of Crude-By-Rail Infrastructure Provides Access to Low-Cost Domestic Crude Oil

              Based on company announcements and EIA, over the course of the last several years, midstream companies and refiners have constructed eight crude oil rail unloading terminals in PADD I, with stated unloading capacity of 1.0 million bpd, including the North Yard terminal. This unloading capacity represents 79% of operable distillation capacity in PADD I on a calendar day basis, as calculated by EIA. This unloading infrastructure establishes PADD I as a reliable destination for low-cost domestic crude oil, particularly crude oil from basins like the Bakken. In fact, according to EIA data, domestic crude oil has grown from 2.1% of refinery receipts of crude oil in 2008 to 28.0% in 2013 for PADD I. Since 2013, both domestic crude oil production and the capacity of the infrastructure required to move this crude oil to PADD I have increased. This access provides an input cost advantage relative to foreign refineries and, consequently, improves the competitive position of PADD I refiners, particularly as compared to European refiners, in supplying PADD I.

PADD I Unit Train Crude Oil Unloading Facilities

Source: EIA and Company Reports

Refinery Closures in PADD I, the Caribbean and Eastern Canada Reduce Local Supply

              Over the 2009-2012 period, three refineries in PADD I (Sunoco's Eagle Point and Marcus Hook refineries, and Western Refining's/Plains' Yorktown refinery), one refinery in Eastern Canada (Shell's Montreal refinery) and two refineries in the Caribbean (Hovensa's St. Croix refinery and Valero's Aruba refinery) have closed or been idled (in the case of Aruba), removing a total of approximately 1.3 million bpd of operable refining capacity. This excludes operating refineries in Paulsboro, NJ, Savannah, GA and Bradford, PA, with aggregate refining capacity of 109 thousand bpd that focus on the production of asphalt or other specialty refined products and do not meaningfully impact the market for transportation fuels in PADD I.

VALERO
VLO: Quebec City
Capacity 235,000 bpd
RDS: Montreal (Closed)
Closed June 2010
Capacity: 130,000 bpd
United: Warren
Capacity: 65,000 bpd
ERGON
Ergon: Newell
Capacity 22,300 bpd
SUN: Westville (Closed)
Closed October 2009
Capacity: 145,000 bpd
SUN: Marcus Hook (Closed)
Closed January 2012
Capacity: 178,000 bpd
IRVING
Irving: St. John
Capacity 300,000 bpd
66
PSX: Linden (Bayway)
Capacity 238,000 bpd
PHILADELPHIA ENERGY SOLUTIONS
PES: Philadelphia
Capacity 335,000 bpd
Formed September 2012
PBF: Paulsboro
Capacity: 160,000 bpd
DELTA
DAL: Trainer
Capacity 185,000 bpd
Acquired June 2012
PBF: Delaware City
Capacity: 182,000 bpd
Western Refining
WNR: Yorktown (Closed)
Closed September 2010
Capacity: 66,000 bpd

Source: EIA and Company Reports

              This reduction in refining capacity, combined with PADD I refiners gaining access to low-cost domestic crude oil, has improved the competitive position of remaining PADD I refiners, particularly relative to European refiners. PADD I refiners now benefit from lower input and utility costs, in the form of less-expensive crude oil and natural gas, and have a transportation cost advantage relative to imports in serving the PADD I market. While PADD I refiners do not have a cost advantage over Gulf Coast refiners, supply of product from that region, particularly to the Mid-Atlantic and New England portions of PADD I, are constrained by the capacity available on the Colonial Pipeline and the availability and cost of Jones Act compliant waterborne coastal barges and vessels.

Nature of Product Supply and the Sub-PADDs

              According to the EIA, total demand for refined products in PADD I, which is the region in which we operate, represented approximately 27.3% of total U.S. refined products demand in 2013, making it the largest PADD by demand. PADD I is comprised of three different sub-PADDs, namely PADD IA (New England), PADD IB (Mid-Atlantic) and PADD IC (Lower-Atlantic), all of which have very different supply and demand dynamics as described by EIA and summarized below.

PADD IA, New England

              PADD IA is comprised of the New England states of Maine, New Hampshire, Vermont, Massachusetts, Rhode Island and Connecticut. PADD IA has no refineries and is supplied by imported refined products, the majority of which are sourced from Eastern Canadian refineries, and by U.S. refiners, mostly located in PADD IB.

              PADD IA has a highly seasonal demand for distillate because, in addition to being used as a transportation fuel, distillate is also used in this region for space heating in the winter.

PADD IB, Mid-Atlantic

              PADD IB is comprised of the Mid-Atlantic States of New York, Pennsylvania, New Jersey, Delaware, Maryland and Washington DC. PADD IB is supplied by in-region production, imported refined products and receipts of refined products from other PADDs. According to EIA, 98% of total PADD I operating refining capacity is located in PADD IB, mostly in refining centers in the greater Philadelphia area, Delaware, southern New Jersey and New York Harbor. The majority of PADD I B imports enter New York Harbor. The Colonial Pipeline also brings Gulf Coast supplies into PADD IB, serving the Baltimore-Washington metropolitan areas before ending in New York Harbor.

              New York Harbor is a large hub for petroleum products trade and distribution. Select terminals in New York Harbor are the approved delivery locations for the Chicago Mercantile Exchange ("CME") and NYMEX RBOB (gasoline) and ultra-low sulfur diesel (distillate) futures contracts. Refined product is supplied from the harbor terminals to pipelines serving inland locations and regional airports and via barge to other terminals in PADD IA and PADD IB.

PADD IC, Lower-Atlantic

              PADD IC includes the Lower-Atlantic states of West Virginia, North Carolina, South Carolina, Georgia and Florida. PADD IC is supplied primarily from PADD III via the Colonial and Plantation Pipelines. These pipelines form the major corridor for Gulf Coast supplies to reach markets along much of the East Coast of the United States. Colonial Pipeline continues through PADD I to New York Harbor, while Plantation Pipeline terminates just south of Washington, DC. Florida relies on waterborne deliveries from Gulf Coast refineries but also imports refined products from the Atlantic Basin market and, recently, has come to rely on shipments of refined products from PADD IB on Jones Act compliant coastal barges.

PADD I Refined Product Supply and Demand Imbalance

              Within PADD I, refined product production capacity is currently insufficient to meet overall demand. To offset its refined product imbalance, PADD I receives refined products from other domestic PADDs or imports refined products from international markets. The limited capacity of the Colonial Pipeline, which is regularly full, as well as the cost and limited availability of Jones Act compliant vessels that provide another means of supply from PADD III, constrain the volume of products supplied from the Gulf Coast. As a result, there are significant volumes of refined products imported from outside the United States into PADD I. These imports are generally more costly to supply than refined products from the United States, given Brent-based crude oil feedstock and higher natural gas and freight costs relative to supply from U.S. refiners. As such, international, Brent-based products tend to set the marginal price in PADD I, providing a PADD I refiner that sources domestic crude oil some level of margin advantage.

Gasoline Supply to PADD I by Origin Total = 3.1 million bpd (2014)	Distillate Supply to PADD I by Origin Total = 1.9 million bpd (2014)

Source: EIA

              The majority of PADD I gasoline is supplied by other U.S. PADDs, predominantly PADD III, which supplied 63.9% of the 3.1 million bpd of PADD I gasoline for the year ended December 31, 2014. The balance of the supply was provided by PADD I refiners and imports, which accounted for 18.7% and 17.5% of the supply, respectively. Net imports of gasoline have decreased from prior periods, as imports have been displaced by additional supply from the Gulf Coast following an expansion of the Colonial Pipeline in 2012, however, the incremental supply of gasoline is still sourced from international markets. Gasoline imports were sizeable at 546 thousand bpd for the year ended December 31, 2014 and has averaged 709 thousand bpd for the five prior years. PADD I must price gasoline to attract this supply.

              Like gasoline, the majority of the distillate supplied to PADD I is supplied by other U.S. PADDs, predominantly PADD III, which supplied 63.4% of the 1.9 million bpd of distillate supplied to PADD I for the year ended December 31, 2014. The balance of the supply was provided by PADD I and imports, which accounted for 23.7% and 12.9% of supply, respectively. While PADD I remains a net importer of distillate, there are significant distillate exports. In the year ended December 31, 2014 PADD I exported 69 thousand bpd and had averaged 97 thousand bpd of exports for the five years prior. These exports are primarily shipped to Europe. We believe that distillate prices in PADD I generally reflect the value of the exported volumes of distillate.

BUSINESS

Overview

              Following the completion of this offering, we will be a holding company with two operating subsidiaries, Refining and Logistics, that operate our refining and logistics business segments, respectively. Refining is a merchant refiner and marketer that operates the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility (collectively, the "Philadelphia refining complex") on a 1,300 acre site. The Philadelphia refining complex is the largest refining complex in PADD I and the 10th largest in the United States. Since January 1, 2015, Logistics has operated a crude oil rail unloading terminal with the capacity to unload four crude unit trains per day, or 280,000 bpd (the "North Yard terminal"), which provides certain logistics services to Refining. The North Yard terminal is located adjacent to the Philadelphia refining complex and is the East Coast's largest crude oil rail unloading terminal. The separation of our business into the refining and logistics segments provides flexibility in how we allocate capital and access capital markets, in order to balance the growth of our businesses and the return of capital to our stockholders. We intend to explore growth opportunities in both of our segments, either organically or through third-party acquisitions. These growth opportunities could include investments either upstream, downstream or within our current operations, including opportunities at the Philadelphia refining complex. We are exploring, and will continue to explore, subject to market conditions, an initial public offering of a growth oriented master limited partnership, PES Logistics Partners, L.P. (the "MLP"), that will own a substantial portion of our logistics segment and that will be focused on providing logistics services to Refining and third parties (the "Logistics IPO"). In furtherance of the Logistics IPO, the MLP has filed a Registration Statement on Form S-1 with the Securities and Exchange Commission (the "SEC"). Please see "Organizational Transactions" for a simplified diagram of our ownership structure after giving effect to the organizational transactions, this offering and the Logistics IPO, if consummated.

              Upon our formation, we believed that rapid growth in the production of light, sweet domestic crude oil from developing shale formations such as the Bakken, Eagle Ford and Permian, coupled with relatively static domestic distillation capacity, would create opportunities to secure domestic crude oil at advantaged prices relative to other sources of crude oil. We believe we can continue to capitalize on this development by operating the North Yard terminal, the largest crude oil unloading terminal on the East Coast. In addition, we believe the refined product supply and demand balance in PADD I has become increasingly favorable for us with the closure of numerous refineries that had previously supplied the East Coast. To take advantage of these opportunities, we have made capital investments in a number of organic growth projects discussed below, including the North Yard terminal, and developed a network of supply relationships to transform the Philadelphia refining complex from a facility that primarily relied on waterborne foreign crude oil to one that can receive and process up to 80% domestic crude oil.

              Refining has 335,000 bpd of combined distillation capacity, which accounts for approximately 26% of the PADD I total distillation capacity. Refining is able to capitalize on the recent rise in production of light, sweet domestic crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as the Philadelphia refining complex, and has demonstrated the ability to process up to 275,000 bpd of domestic crude oil. With the North Yard terminal and access to nearby third-party crude oil rail unloading terminals, Refining can receive over 300,000 bpd of domestic crude oil by rail. With its long-term throughput contract with Sunoco Logistics at the Fort Mifflin Terminal, Refining also has the capability to receive and handle more than 300,000 bpd of domestic or foreign crude oil delivered by waterborne vessels. The Philadelphia refining complex produces a full range of transportation fuels, such as gasoline and ultra-low sulfur diesel, as well as other refined products, including home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur. These products are marketed and distributed by truck, rail, pipeline and waterborne vessels throughout population centers in the northeastern United States and by waterborne vessels to international markets.

              Logistics owns and operates the North Yard terminal and currently generates all of its revenue under a ten-year, fee-based commercial agreement with Refining, pursuant to which Logistics charges Refining fees for receiving, handling and transferring crude oil through the North Yard terminal. The commercial agreement is supported by a 170,000 bpd minimum volume commitment, a $1.90 per barrel fee and inflation escalators, which we believe will enhance the stability and predictability of the cash flows we receive from Logistics. Please read "—Logistics Business—Commercial Agreement with Refining." Furthermore, we expect Logistics to generate approximately $102.6 million of EBITDA for the twelve months ending March 31, 2016 and $96.4 million of net income. Our forecast of Logistics' EBITDA and net income is based on various assumptions relating to Logistics' business that may be affected by numerous factors outside of our control. Please read "Risk Factors—Risks Related to Our Business" and "Dividend Policy—Estimated EBITDA of Logistics and Estimated Distributable Cash Flow of the MLP for the Twelve Months Ending March 31, 2016."

Competitive Strengths

              We have a number of competitive strengths that we believe will help us to successfully execute our business strategy:

              Refining Assets with Significant Scale and Flexibility.    The Philadelphia refining complex is a large-scale facility with a combined distillation capacity of 335,000 bpd, which makes it the largest refining complex in PADD I and the 10th largest in the United States. It has a cat-cracking configuration and a Nelson Complexity Index of 9.7 based on primary distillation and secondary processing capacity. The Girard Point and Point Breeze facilities are located adjacent to one another and, as a result, benefit from operating cost efficiencies arising from shared infrastructure and support functions. By blending intermediate product streams from both facilities, Refining can optimize product yields at the Philadelphia refining complex. While the Girard Point and Point Breeze facilities are connected, the primary processing units are each operated autonomously, which enhances the stability of our cash flows.

              Access to Low-Cost Domestic Crude Oil.    Over the last several years, domestic production of crude oil has increased, driven by application of hydraulic fracturing and horizontal drilling techniques in shale formations. This incremental production consists of predominantly light, sweet crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as ours. However, much of the United States' existing crude oil pipeline infrastructure is directed at serving refiners in PADD II and PADD III. Due to these logistical constraints, until recently these midcontinent and Gulf Coast refiners had benefited from access to low-cost domestic crude oil, while refiners in PADD I, including the Philadelphia refining complex, relied predominantly on waterborne delivery of more expensive foreign crude oil. Many of the midcontinent and Gulf Coast refineries are more complex and, therefore, are designed to process a heavier, more sour crude oil slate. As increasing production of domestic crude oil in regions such as the Bakken shale has outstripped demand for this crude oil in the PADD II and PADD III refining centers, a crude-by-rail infrastructure developed to provide domestic crude oil producers access to new markets like PADD I. This crude-by-rail infrastructure, including the North Yard terminal, has provided us with access to domestic feedstocks that have been price advantaged relative to foreign crude oil and has improved our competitive position. With price advantaged feedstocks, lower-cost natural gas and a freight advantage relative to European refineries, we are well-situated to competitively supply refined products to PADD I and are often in a position to economically export products, primarily diesel. While we believe that the value of domestic crude oil delivered by rail will continue to provide economic incentive to us to deliver crude oil through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through domestic or foreign waterborne crude oils.

              High-Value Product Slate.    The Philadelphia refining complex is located in PADD I, the largest refined products market in the United States. In the year ended December 31, 2014, PADD I accounted for approximately 34% of combined demand for gasoline, distillate fuel oil, kerosene and jet fuel in the United States. As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize its product slate to capture economic opportunities offered by prevailing market conditions. Refining generally produces 85% of its refined products as transportation fuels and can target a multitude of attractive markets for ultimate disposition of these products. These markets include (i) a large local market, (ii) a large and growing wholesale rack business in central and western Pennsylvania and upstate New York which Refining accesses through third-party pipelines, storage terminals and truck loading racks, (iii) New York Harbor, which Refining accesses through pipeline connections, including a connection to the Colonial Pipeline, (iv) other PADD I markets, which Refining accesses by barge, and (v) international markets which Refining accesses via exports from a third-party terminal on the Delaware River.

              Gasoline supplied to PADD I in 2014 totaled 3.1 million bpd, of which only 18.7% was supplied by PADD I refineries. The balance of the supply came from other areas of the United States (63.9% of PADD I supply), primarily shipments from the Gulf Coast through the Colonial Pipeline, and waterborne imports from foreign refiners (17.4% of PADD I supply). We believe that gasoline prices in PADD I generally reflect the cost of refining and delivering the marginal import barrel to market. Thus, our location in PADD I gives us a competitive advantage over U.S. refiners located in other PADDs and foreign refiners to transport and sell gasoline into PADD I profitably. Refining has the capacity to produce and market approximately 150,000 bpd of gasoline, including over 50,000 bpd of premium gasoline. However, if margins for regular grades of gasoline are more favorable based on prevailing market conditions, Refining is capable of shifting the production mix to either RBOB or CBOB. As further described below, Refining also has access to butane storage and handling assets that allow it to efficiently produce, buy, transport, store and blend butanes into gasoline throughout the year.

              Distillate products supplied to PADD I in 2014 totaled 1.9 million bpd, of which only 23.7% was supplied by PADD I refineries. The balance of the supply came primarily from other areas of the United States (63.4% of PADD I supply), primarily shipments from the Gulf Coast through the Colonial Pipeline, and waterborne imports from foreign refiners (12.9% of PADD I supply). Within PADD I, the New England states typically import significant volumes of distillate products, while distillate products are profitably exported from the Mid-Atlantic states when market conditions are favorable. The EIA estimates that in 2014 there were 69,000 bpd of distillates exported from PADD I, of which approximately 20,608 bpd were exported by Refining. We believe that distillate prices in PADD I generally reflect value of the exported distillate barrel. With hydrotreating capacity of 157,000 bpd, Refining is capable of producing 100% high-value ultra-low sulfur diesel from its distillate streams. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production to other distillate products, such as kerosene, jet fuel or home heating oil.

              Access to Flexible Logistics.    Refining is able to efficiently source crude oil and deliver refined products to market through its access to an extensive logistics platform. This platform consists of (i) more than 300,000 bpd of unloading capacity at crude oil rail terminals, including the North Yard terminal, and more than 300,000 bpd of unloading capacity at crude oil marine terminals that provide the flexibility to purchase either domestic crude oil delivered by rail or water or foreign crude oil delivered by water, depending on the relative refining values of various crude oils; (ii) a newly constructed, on-site, third-party NGL rail terminal (the "NGL terminal"), 775,000 bbls of NGL storage assets connected by pipeline to the Philadelphia refining complex and rail access to other NGL storage assets that allow Refining to seasonally store, purchase and blend butanes into gasoline and (iii) a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at, or downstream from, the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally.

              Experienced and Proven Management Team.    Our management team is experienced in the operation of refining and logistics assets, as well as the execution of organic growth and acquisition strategies. Several members of our management team have worked together successfully prior to our formation and have a track record of building value in similar businesses, including in the development and sale of Coffeyville Resources, LLC, a predecessor of CVR Energy, Inc. Along with our management team, which averages more than 20 years of industry experience, we benefit from senior-level managers who transitioned from Sunoco as well as individuals with specific technical expertise that were recruited from former Sunoco refineries and other refiners.

Business Strategies

              Our primary business objective is to leverage our strengths to create stockholder value by implementing the following strategies:

              Optimize Crude Oil Supply.    Since our acquisition of the Philadelphia refining complex in September 2012, our management team has developed new supply chains, including the North Yard terminal, which commenced operations in October 2013. To complement these sourcing capabilities, we have also invested capital to increase the light crude oil processing capacity at the Philadelphia refining complex to 275,000 bpd. The capacity of the North Yard terminal was further expanded to 280,000 bpd in October 2014 and, as a result, domestic crude oil comprised 65% of our crude oil slate in the fourth quarter of 2014 compared to 9% of our crude oil slate in the fourth quarter of 2012 (the first full quarter of operation of the Philadelphia refining complex under our ownership). Refining's delivered cost of crude oil processed in the fourth quarter of 2012, for the full years 2013 and 2014 and for the first quarter 2015 stated as a favorable/(unfavorable) differential to the benchmark Dated Brent crude oil was $(3.84) per bbl, $(3.05) per bbl, $0.14 per bbl and $0.37 per bbl, respectively. This reduction in crude oil cost primarily reflects the advantage we realized from processing increasing amounts of domestic crude oil. In the fourth quarter of 2014, Refining ran a trial and demonstrated that it could process up to 275,000 bpd of domestic crude oil at the Philadelphia refining complex. With access to the North Yard terminal, the Fort Mifflin Terminal and other nearby third-party crude oil terminal facilities, we benefit from the ability to source more than 300,000 bpd of domestic crude oil by rail or more than 300,000 bpd of either domestic or foreign crude oil by waterborne vessels. We seek to optimize our production by processing the highest refining value, lowest cost crude oil to maximize earnings.

              Invest in the Operational Flexibility and Earning Capacity of the Philadelphia Refining Complex.    The Philadelphia refining complex was designed to process predominantly light, sweet crude oil. Since September 2012, we have made $516.3 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments have included $185.9 million of growth capital investments, including (i) the construction of the North Yard terminal and subsequent expansion of its capacity to 280,000 bpd to access higher volumes of domestic crude oil, (ii) improvements in the light-ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and (iii) upgrading the metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. In addition, we performed turnarounds at primary processing units (the crude units and FCCs) at Girard Point and Point Breeze in 2013 and 2014, respectively, and the next turnarounds at these units are not scheduled until 2018 and 2019, respectively. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and yield more valuable refined products, such as distillate products.

              Continue to Develop Our Logistics Business.    On January 1, 2015, we created our logistics business segment when the North Yard terminal was contributed to Logistics, and Refining and Logistics entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and other ancillary agreements, including a service and secondment agreement. We have filed a Registration Statement on Form S-1 with the SEC for the Logistics IPO, which we expect to consummate subsequent to this offering, subject to market conditions. If the Logistics IPO is consummated, we expect to retain 100% of the general partner interest and incentive distribution rights, as well as a significant portion of the limited partner interest in the MLP. We believe that this ownership structure will maximize our incentive and ability to grow and develop our logistics segment. While there can be no assurances that we will consummate the Logistics IPO, in conjunction with consummating that transaction we would expect to enter into an omnibus agreement that would give the MLP an option to purchase or right of first offer on certain logistics assets that are currently owned by Refining. Refining's logistics assets include the NGL terminal that we expect would be subject to a purchase option in favor of the MLP, as well as crude oil and refined product storage terminals, barge docks, a propane/propylene terminal and other assets that we expect would be subject to a right of first offer. While there can be no assurances it will do so, the MLP may also pursue opportunities to develop or acquire from third parties other midstream logistics assets that benefit Refining or that provide services to third parties. These assets could include, among other things, crude oil rail loading terminals, marine vessels, rail cars, storage and blending terminals and wholesale truck racks.

              Develop Synergistic Businesses and Assets.    Our assets are located on a 1,300 industrial acre site in Philadelphia, Pennsylvania. The site, a significant portion of which is available for future development, has robust industrial infrastructure and direct access to highways, railways, pipelines and waterways. The rapid growth in production of natural gas and associated NGLs from the nearby Marcellus Shale has created incentives for the development of additional logistics infrastructure to bring these resources to our site. If pipeline access to this Marcellus Shale production develops, we believe the Philadelphia refining complex provides opportunities for business ventures that are synergistic with our assets, such as a co-generation power plant that could provide us with lower cost electricity and a more reliable source of steam, a hydrogen plant that could reduce our operating costs and increase desulfurization capacity and the conversion of one of our existing hydrotreaters into a mild hydrocracker to increase product yield and distillate quality. In addition, we are well situated to build businesses that benefit from inexpensive natural gas as a feedstock, such as petrochemical processing plants.

              Promote Operational Excellence in Reliability and Safety.    We believe that a favorable safety and reliability record, which can be measured and managed similar to all other aspects of our business, inherently impacts profitability. We will continue to emphasize safety in all aspects of our operations. We will continue to devote significant time and resources toward improving the safety, reliability and efficiency of our operations through our commitment to employee training and development programs and to our preventive maintenance programs.

              Maintain an Appropriate Capital Structure with Sufficient Liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and sufficient liquidity to invest in operational efficiencies that we believe will increase the overall earnings and cash flow generated by our business. As of March 31, 2015, we had $389.1 million of cash and cash equivalents, as well as $21.3 million of borrowing availability under the Refining revolving credit facility. In addition, in connection with the closing of this offering, Logistics expects to enter into a five-year, $255.0 million revolving credit facility (the "Logistics revolving credit facility"), which will remain undrawn at closing. We are also party to an intermediation agreement with MLC that allows us to minimize our investment in working capital at Refining and exposure to inventory price volatility.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Refining Business

Overview

              Refining is a merchant refiner that operates the Philadelphia refining complex, which is comprised of the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility. Girard Point and Point Breeze process a mix of predominantly light, sweet crude oils from North Dakota, Texas, West Africa, Canada and other parts of the world. We produce a full range of refined products (including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur) which we market, primarily in the northeastern United States.

              Girard Point and Point Breeze are adjacent to one another on an approximately 1,300 acre industrial site and benefit from highway, pipeline, rail and dock infrastructure that provides both crude oil sourcing flexibility and access to refined product markets, including an attractive local market, and other major product markets like the New York Harbor. While the Philadelphia refining complex takes advantage of the cost savings associated with the combined scale of Girard Point and Point Breeze, and the ability to share certain infrastructure and support functions, Girard Point and Point Breeze are managed by separate, dedicated refinery managers. Each refinery manager is accountable for their individual operation and for working in coordination to optimize the combined results of the Philadelphia refining complex. The crude oil distillation units are approximately one mile apart from each other, providing physical separation, redundancy and a degree of flexibility. Most of the current processing units were built during the late 1950s through early 1970s and have undergone material upgrades since their initial construction. The table below outlines the more recent of the year that the major refinery units for both Girard Point and Point Breeze were placed in service or, if applicable, materially upgraded.

              Sunoco made approximately $1.5 billion in capital investments to upgrade and maintain the Philadelphia refining complex in the six years that preceded our acquisition of the Philadelphia refining complex. These investments took the form of: (i) $587 million of growth capital, including an expansion of the Girard Point FCC, a restart of a distillate hydrotreater, installation of a modern central control room and a retrofit of the hydrofluoric acid alkylation unit with technology that greatly enhances safety; (ii) $414 million of base infrastructure capital including tank and pipeline maintenance, health, environmental and safety investments, security and utilities; (iii) $223 million of environmental compliance capital including investment to reduce refinery emissions and comply with an EPA consent decree and new source review; (iv) $185 million invested in general refinery turnarounds; and (v) $39 million of capital to improve refined product specifications to comply with EPA Tier 2 gasoline sulfur limits.

              From September 8, 2012, the date we acquired the Philadelphia refining complex, through March 31, 2015 we made $516.3 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments included $185.9 million of growth capital for the construction and subsequent expansion of the North Yard terminal to 280,000 bpd to access higher volumes of domestic crude oil, improvements in the light ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and upgraded metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and increase the yield of more valuable refined products, such as distillate products.

Girard Point

              Girard Point is a 190,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, isomerization and alkylation, as well as an aromatics extraction facility that feeds the only cumene unit in PADD I. This reforming and resid-cracking configuration provides significant bottom-of-the-barrel upgrading. In 2013, we undertook several meaningful improvement projects, including a metallurgy upgrade of the atmospheric and vacuum distillation towers of Girard Point's crude unit to run higher acid crude oils more reliably, certain debutanizer modifications that allow us to process lighter crude oils like that from the Bakken at higher rates, and an air grid replacement and other related modifications in the FCC which have provided meaningful yield improvements. Below is a simplified process flow diagram of the major refining units at Girard Point.

Point Breeze

              Point Breeze is a 145,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, alkylation and gasoline desulfurization. This conventional reforming and cat-cracking configuration also has low sulfur gasoline processing capacity to meet EPA specifications. In 2014, we undertook a project to improve the light ends handling of Point Breeze's crude unit, which allows us to process lighter crude oils like that from the Bakken at higher rates.

Turnarounds

              Periodically, we have planned maintenance turnarounds at Girard Point and Point Breeze, which require the temporary shutdown of operating units. Each of the facilities customarily undergoes a facility turnaround of its major processing units (the crude oil distillation and FCC units) every four to five years, with turnarounds of the smaller processing units at different intervals. The length of each turnaround is contingent upon the scope of work to be completed. We typically stagger the turnarounds at Girard Point and Point Breeze such that only a portion of the Philadelphia refining complex is subject to turnaround at any given time. The most recent turnaround of the primary processing units (crude units and FCCs) at Girard Point occurred in 2013 at a capital cost of approximately $72 million, and at Point Breeze occurred in 2014 at a capital cost of approximately $39 million. The next turnarounds of these primary processing units at Girard Point and Point Breeze are not scheduled until 2018 and 2019, respectively, but there generally will be turnarounds of smaller processing units each year.

Logistics Capabilities

              Refining is able to optimize its business through access to a wide range of logistics assets and infrastructure that facilitate (i) crude oil and other feedstock supply; (ii) blendstock acquisition, storage and handling and (iii) refined product marketing.

              Crude oil and other feedstock supply infrastructure.    We have developed a network of supply relationships and the necessary supply chain to access significant volumes of domestic crude oil, including a long-term rail service contract with the CSX Transportation, Inc., and a long-term terminal services contract at the North Yard terminal. Refining has become a meaningful consumer of crude oil from the Bakken shale in North Dakota, having processed approximately 155,122 bpd of crude oil from North Dakota for the year ended December 31, 2014, which represented approximately 13.9% of the average daily production of 1,114,476 bpd of crude oil from the Bakken region for the same time period, as reported by the EIA. Refining processed approximately 157,365 bpd of crude oil from North Dakota for the three months ended March 31, 2015, which represented approximately 12% of the average daily production of 1,315,124 bpd of crude oil from the Bakken region for the same time period, as reported by the EIA. All of our Bakken crude oil is delivered by rail. With the expansion of the capacity of the North Yard terminal to 280,000 bpd in October 2014, Refining has access to the largest crude oil rail unloading terminal on the East Coast and the opportunity to further increase its consumption of domestic crude oil.

              Refining has access to more than 300,000 bpd of unloading capacity at crude oil rail unloading terminals, including 280,000 bpd at the North Yard terminal subject to our ten-year agreement with Logistics, which is more fully described under "—Logistics Business—Commercial Agreement with Refining," 15,000 bpd at a rail terminal adjacent to the North Yard terminal subject to a short-term agreement with a third party and up to eight unit trains per month at a rail terminal in Westville, New Jersey subject to a short-term agreement with Sunoco Logistics.

              In addition, we have the capacity to unload and store more than 300,000 bpd of waterborne crude oil or other refinery feedstocks, either domestic or foreign sourced, under an agreement with Sunoco Logistics that expires in September 2022 at its Fort Mifflin Terminal. This agreement provides us with access to marine docks, 29 storage tanks with working capacity of 2.8 million bbls and pipelines that connect directly to our Philadelphia refining complex. Refining has an option to purchase the Fort Mifflin Terminal at fair market value. See "Certain Relationships and Related Party Transactions—Agreements with Sunoco Logistics." In addition to the crude oil storage tanks at the Fort Mifflin Terminal, Refining also owns and operates 10 tanks with capacity to store 1.8 million barrels of crude oil at the Point Breeze terminal. While we believe that the value of domestic crude oil delivered by rail will enable us to continue maximizing delivery of crude oil through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through waterborne crude oils.

              Blendstock acquisition, storage and handling infrastructure.    Gasoline specifications during the summer months limit the volume of butane that can be blended into gasoline to an amount that is less than our butane production. Conversely, during the winter months, gasoline specifications permit volumes of butane blending that are well in excess of our production. As a result, we typically store more than 1.0 million barrels of butane during the period in which we are required to meet summer gasoline specifications, then retrieve it from storage and profitably blend it into gasoline during the period in which we are required to meet winter gasoline specifications. With the NGL terminal, we also have an economic opportunity to purchase additional domestic butane from third parties for blending during the winter months.

              In support of this butane storage and blending operation, we have access to two facilities that collectively allow Refining to seasonally store, purchase and blend butane into gasoline. First, we have a contract that expires in September 2022 with Sunoco Logistics at its Marcus Hook terminal for 775,000 bbls of capacity in its underground NGL storage caverns. These caverns are directly connected to the Philadelphia refining complex by pipelines that we also lease from Sunoco Logistics under a contract that expires in January 2022. Second, we have contractual access to the NGL terminal that allows us to transport excess summer butane to and from terminals other than Marcus Hook and to purchase additional domestic butane from third parties for blending in the winter months. This NGL terminal was constructed by a third party at the Philadelphia refining complex and became operational in the fourth quarter of 2014. Refining has agreed to purchase the terminal from the third party on an installment sale basis over time and has an option to accelerate this purchase and acquire the terminal at any time from the third party at a pre-determined price. The NGL terminal has 12 railroad sidings, 36 loading/unloading racks and 100 rail car storage spots.

              Refined product marketing infrastructure.    Refining also has access to a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at or downstream from the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally. Refining owns and operates the following logistics assets in support of its operations:

  •
  Point Breeze Terminal and Barge Docks. The Point Breeze terminal consists of 10 tanks with capacity to store 1.8 million barrels of crude oil and 53 tanks with shell capacity of approximately 3.3 million barrels for storage of intermediates, refined products and gasoline blend stock. It also includes a barge dock that transfers intermediates and distillate products to and from the Point Breeze terminal. The barge dock has two berths for barges and ships with a draft of 26 feet. In addition, the Point Breeze terminal has pipeline connections to the Fort Mifflin Terminal.

  •
  Schuylkill River Tank Farm and Girard Point Docks. The Schuylkill River tank farm consists of 30 tanks with capacity to store 3.2 million barrels of refined products and gasoline blend stock. It also includes pipeline connections to and from the Colonial, Laurel and Harbor pipelines. The tank farm also has capacity to store 15,000 barrels of propane and 250,000 barrels of butane and has facilities to load propane trucks and off load and load butane trucks. Also included are the Girard Point docks, used to transfer refined products to and from the Schuylkill River Tank Farm and Girard Point. These docks include a vapor recovery system to allow the loading of high VOC liquid components, four berths for barges and ships with a draft of 32 feet.

  •
  Propane/Propylene Rail and Truck Terminal. This terminal consists of 22 propane storage bullets with a total capacity of 15,000 barrels, a propane/propylene rail loading terminal with 16 railcar stations and a propane/propylene truck loading terminal with four loading spots.

  •
  Other Logistics Assets. Refining also owns eight cumene storage tanks with a total capacity of 164,000 barrels and a benzene terminal with two storage tanks with total capacity of 58,000 barrels along with capabilities to unload benzene from trucks and railcars and from barges at the Girard Point barge docks.

              In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third party. In addition, in the event of a Logistics IPO, we expect to enter into an omnibus agreement with the MLP that would provide the MLP with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including an option to purchase the NGL terminal and a right of first offer with respect to the assets listed above. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by the MLP.

              Refining also enters into numerous short-term contracts, including some with Sunoco Logistics, for pipeline shipments, barge shipments, refined product terminal storage and throughput and truck rack throughput. These agreements are primarily used for the marketing and distribution of refined products in Pennsylvania, New York and New Jersey. In addition, Refining has a throughput contract that expires in September 2022 with Sunoco Logistics at its Belmont Truck Rack that is located adjacent to the Philadelphia refining complex. Refining has an option to purchase the Belmont Truck Rack at fair market value.

Products Marketing

              As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize production to capture the economic opportunities offered by the markets. Refining produces a range of products including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur that are marketed primarily in the northeastern United States. The infrastructure described under "—Logistics Capabilities" allows Refining to efficiently market and distribute these products throughout PADD I. Our asset base also provides us with the flexibility to quickly adjust production to capture near-term marketing opportunities. With combined hydrotreating capacity of 157,000 bpd, Refining is capable of producing 100% of its distillate streams as ultra-low sulfur diesel. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production from ultra-low sulfur diesel to kerosene, jet fuel or home heating oil. In the case of gasoline, with aggregate alkylation capacity of 26,500 bpd and reformer capacity of 69,000 bpd, Refining can produce 80,000 bpd of high-octane gasoline blending components. As a result, Refining can produce and market more than 50,000 bpd of premium gasoline or shift the production mix to regular gasoline when those product margins are more favorable.

Intermediation Agreement

              On October 7, 2014, Refining entered into the intermediation agreement with MLC. The intermediation agreement, along with related ancillary agreements, has the effect of reducing the working capital investment required to operate our refining business and our exposure to inventory price volatility. Pursuant to the terms of the agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude oil feedstock requirements of the Philadelphia refining complex, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. The feedstocks are stored in the tanks at the Philadelphia refining complex, or at third-party facilities, and are ultimately purchased by Refining as they are removed from the tanks and processed at Girard Point and Point Breeze.

              MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of products that MLC purchases from Refining. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intermediation Agreement."

Logistics Business

              On January 1, 2015, we began operating our logistics business as a separate segment upon the contribution of the North Yard terminal to Logistics. Subsequent to this offering, and subject to market conditions, we intend to continue exploring the Logistics IPO, for which the MLP has filed a Registration Statement on Form S-1 with the SEC; however, there can be no assurances that we will consummate the Logistics IPO. In connection with the contribution of the North Yard terminal to Logistics, Refining and Logistics entered into a ten-year, take-or-pay commercial agreement with minimum volume commitments, along with a related service and secondment agreement. While these agreements are currently in effect, we may amend their terms before we consummate the Logistics IPO.

              Logistics owns and operates the North Yard terminal, the East Coast's largest crude oil rail unloading terminal, located adjacent to the Philadelphia refining complex. Following an expansion project completed on October 28, 2014, the North Yard terminal currently has unloading capacity of four unit trains per day, or 280,000 bpd based on the current 104-car unit train configuration. If the rail industry moves to more efficient 120-car unit trains, then we expect the capacity of the North Yard terminal will increase.

              The major components of the North Yard terminal include 6.4 miles of track on our property, 1.0 mile of additional track with rights-of-way on adjacent land owned by a third party, two 4,000 foot, 24-inch underground pipeline manifolds, a 20,000 barrel per hour pumping station, 1,500 feet of 24-inch pipeline and a custody transfer meter station.

              The North Yard terminal is integral to Refining's efforts to source domestic crude oil, particularly from the Bakken shale. The following chart sets forth the volume of domestic crude oil processed by Refining since the acquisition of the Philadelphia refining complex, and the portion of that domestic crude oil that was throughput at the North Yard terminal:

Refining Domestic Crude, bpd

              The North Yard terminal commenced operations on October 23, 2013 and was capable of operating at its initial full capacity by the beginning of November 2013. As a direct result, Refining more than doubled its processing of domestic crude oil in November 2013 as compared to September 2013, running 161,000 bpd versus 76,000 bpd, respectively. When the North Yard terminal expansion was completed on October 28, 2014, the amount of domestic crude oil processed by Refining increased again, reaching 235,000 bpd in December 2014. Throughput at the North Yard terminal increased to 192,000 bpd in December 2014, which exceeds the 170,000 bpd minimum throughput requirement contained in Logistics' commercial agreement with Refining.

Certain Logistics Assets Owned by Refining

              Refining owns and operates logistics assets that are used in the operations of the Philadelphia refining complex. See "—Refining Business—Logistics Capabilities." In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third party. In addition, in the event of a Logistics IPO, we would expect to enter into an omnibus agreement with the MLP that would provide the MLP with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, which may include an option to purchase or right of first offer to acquire these assets. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by the MLP.

              We also expect that the MLP would have the ability to cause Refining to exercise its purchase option on the NGL rail terminal described above and, upon such exercise, to acquire the NGL terminal and associated real estate rights from Refining at the net book value as of the closing date of the acquisition. Prior to causing Refining to exercise the option, we expect the MLP would negotiate a fee-based services agreement with Refining with respect to the use by Refining of the NGL terminal on agreed upon terms and enter into a services agreement upon the closing of any such acquisition. We cannot assure you that we will consummate the Logistics IPO or, if the Logistics IPO is consummated, that the omnibus agreement will be entered into on the terms described above. Further, even if the omnibus agreement is entered into, the consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for the MLP's business at that particular time, the parties' ability to agree on a mutually acceptable price, the parties' ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and the MLP's ability to obtain financing on acceptable terms.

Commercial Agreement with Refining

              On January 1, 2015, Logistics entered into a ten-year, fee-based commercial agreement with Refining pursuant to which Logistics receives, handles and transfers crude oil at the North Yard terminal. All of Logistics' revenue is currently derived from this commercial agreement, which is supported by a quarterly minimum volume commitment of 170,000 bpd, a $1.90 per barrel fee and inflation escalators. The agreement will be extended for two five-year periods unless either party elects not to extend the agreement by providing one year's notice of such election to the other party. The following is a summary of the key provisions of the commercial agreement, any of which could be amended by us in our sole discretion, including information regarding the calculation of the minimum annual fees, including shortfall amounts and credits. If the Logistics IPO is consummated, however, we will not likely be able to amend the commercial agreement in our sole discretion, and amendments may require the approval of the then-independent directors of the MLP's general partner.

              Capacity Reservation and Shortfalls.    Refining is obligated to throughput a minimum of 170,000 bpd through the North Yard terminal. Logistics is required to maintain the available capacity of the North Yard terminal such that Refining or its designee may satisfy the minimum volume commitment on a quarterly average basis. If Refining is prevented from delivering such minimum volumes for more than seven days per quarter as a result of Logistics' failure to maintain available capacity for reasons not attributable to Refining, then Refining's aggregate minimum volume commitment for that quarter will be proportionately reduced by an amount equal to the difference between such aggregate minimum volume commitment and the amount that Logistics can effectively throughput at the terminal during that quarter, prorated for the portion of the quarter during which throughput capacity was unavailable, regardless of whether actual throughput amounts prior to the reduction were below the minimum volume commitment. Upon restoration of available capacity sufficient to receive the minimum volume commitment, Refining's obligation to deliver the full minimum volume commitment will be restored.

              If at the end of a quarter the actual total volumes delivered by Logistics to Refining are less than Refining's minimum volume commitment for such quarter, such deficit will be characterized as a "shortfall." Refining will make a "shortfall payment" to Logistics in an amount equal to the throughput fee multiplied by the difference between the minimum volume commitment and the volumes actually delivered during the applicable quarter. The shortfall payment will be the sole and exclusive remedy for a shortfall. Refining does not have the ability to apply quarterly volumes in excess of the minimum volume commitment to offset a volume shortfall in a different quarter.

              Fees, Payments and Reimbursements.    Logistics charges an initial throughput fee of $1.90 per barrel for all throughput up to the minimum volume commitment. For any throughput volumes in excess of the minimum volume commitment, Logistics will initially charge Refining $0.50 per barrel. The fees charged by Logistics will be increased annually by a percentage equal to the increase in the Consumer Price Index. Logistics invoices Refining for fees owed on a monthly basis. Refining will pay or reimburse Logistics for all taxes (other than income taxes) that Logistics incurs in connection with the commercial agreement. Furthermore, if new laws or regulations are adopted that require Logistics to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), Logistics may, by written notice to Refining, request to negotiate an adjustment in the throughput fee, or other fees and charges paid, as applicable, to cover Refining's pro rata portion of any reasonable incremental, out-of-pocket costs that Logistics would incur to comply with the change in law or regulation; provided, however, if the cost increases by more than 200%, Refining may terminate the agreement. Logistics and Refining will negotiate in good faith to agree on the amount of such reimbursement.

              Refinery Turnarounds.    Refining will not be permitted to suspend or reduce its obligations under the commercial agreement in connection with the turnaround of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, at any time after the end of the fifth contract year Refining decides to permanently or indefinitely suspend crude unit operations at either Point Breeze or Girard Point for a period that will continue for at least 12 consecutive months, then Refining may terminate or proportionately reduce, as applicable, its rights and obligations under the commercial agreement at the end of such 12-month period upon prior written notice to Logistics, unless Refining has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During any suspension of crude unit operations, Refining will provide Logistics with the right to use Refining's pipeline and terminal systems at cost and allow Logistics to make any necessary capital expenditures to facilitate Logistics' ability to secure third-party agreements. In the event that Refining permanently closes crude unit operations at either of its refineries, Logistics will have an option to purchase the affected crude oil storage and pipeline assets. Within two years of receiving notice of the permanent shutdown, Logistics can exercise its option to purchase such assets by delivering notice to Refining of its intention to do so. Once Logistics delivers notice to Refining, Logistics will have a period of not less than 90 days to perform diligence on the applicable refinery and its assets, and following the diligence period Logistics and Refining will have 30 days to negotiate in good faith the terms for a purchase of the assets. Any agreement will be on terms customary for the sale of similar assets and otherwise agreeable to Logistics and Refining.

              Right of First Refusal.    Under the commercial agreement, if Logistics proposes to sell, assign, lease, convey, transfer or otherwise dispose of the North Yard terminal (other than a grant of a security interest to a bona fide third-party lender or a sale, assignment, lease, conveyance, transfer or other disposition to an affiliate), pursuant to a bona fide third-party offer, then Logistics must first give Refining notice and an opportunity to acquire the North Yard terminal on the same terms as those Logistics is willing to accept from the third party.

              Force Majeure.    During the first five contract years of the commercial agreement, Refining will not receive contractual relief due to force majeure events and accordingly will be obligated to pay the minimum fees under the commercial agreement; however, from and after the first five contract years of the commercial agreement, if there is a force majeure event then Refining will only be obligated to pay the throughput fee for volumes actually throughput under the commercial agreement. A force majeure event is any circumstance not reasonably within the control of the party claiming force majeure and which, by the exercise of commercially reasonable efforts, such party is unable to avoid or overcome that prevents performance of such party's obligations under the commercial agreement.

              Events of Default, Termination and Indemnification.    A party will be in default if such party (i) fails to pay owed amounts when due; (ii) fails to perform material obligations or covenants, if such failure is not cured within 15 business days; (iii) breaches any representation or warranty in any material respect, if not cured within 15 business days; or (iv) becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicates its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, Logistics will be in default if it allows to exist any liens on the products at the terminal. If an event of default occurs and is continuing beyond the applicable cure period, the non-defaulting party will have the right to terminate the agreement. The parties agree to customary indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party. Subject to certain conditions, neither party is liable for any consequential, incidental or punitive damages.

              Assignment.    The commercial agreement may be assigned by either party only with the other party's prior written consent, except in the case of certain asset sales or related party acquisitions.

Recent Developments

Preliminary Estimate of Selected Second Quarter 2015 Financial Results

              While final financial information and operating data as of and for the three months ended June 30, 2015 are not yet available, management estimates that net income for the three months ended June 30, 2015 is expected to be between $140 million and $150 million and EBITDA for the three months ended June 30, 2015 is estimated to be between approximately $165 million and approximately $175 million. This compares to net income of $47.6 million and EBITDA of $65.9 million for the three months ended June 30, 2014. A reconciliation of estimated EBITDA to estimated net income, the most directly comparable GAAP financial measure is provided below. The single largest contributor in our increase in estimated net income and estimated EBITDA for the three months ended June 30, 2015 as compared to the prior year period is the improvement in the 2-1-1 crack spread. The crack spread was approximately $19.94 per barrel for the three months ended June 30, 2015 compared to approximately $15.39 per barrel for the three months ended June 30, 2014. Estimated net income and estimated EBITDA for the three months ended June 30, 2015 also include a net favorable contribution of approximately $25 million related to hedging activity and the impact of building or decrementing inventory at values different than the index values in the 2-1-1 crack spread.

              We have prepared these estimated ranges on a materially consistent basis with net income and EBITDA as presented in "Prospectus Summary—Summary Historical Consolidated Financial Data" and in good faith based upon our internal reporting process for preparation of our consolidated financial statements. That process is not yet complete for the three months ended June 30, 2015. These estimated ranges are preliminary and unaudited and are subject to change as we complete our reporting process. During the course of the preparation of our consolidated financial statements and related notes for the three months ended June 30, 2015, we may identify items that could cause our final reported results to be materially different from the estimated ranges presented herein. Important factors that could cause actual results to differ materially from our preliminary estimated ranges are set forth under the headings "Risk Factors" and "Forward-Looking Statements." There can be no assurance that our final results for the second quarter will not differ materially from these estimated ranges and those results could fall outside the ranges. Our independent registered public accounting firm has not completed its review of our results for the second quarter of 2015.

              These estimated ranges should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these estimated ranges are not necessarily indicative of the results to be achieved for the remainder of 2015 or any future period. Because we do not expect to complete our review as of and for the three months ended June 30, 2015 until August 2015, our consolidated financial statements and related notes for this period are not expected to be filed with the SEC until after this offering is completed.

              The following table shows the reconciliation of estimated net income to the estimated EBITDA for the three months ended June 30, 2015 and a reconciliation of net income to EBITDA for the three months ended June 30, 2014. The line items in the table for the three months ended June 30, 2015 are estimates and are subject to the qualifications set forth above:

	Three Months Ended June 30, 2015
			Three Months Ended June 30, 2014
	Low Estimate	High Estimate
	(in thousands)
Reconciliation of net income to EBITDA
Net income	$140,000	$150,000	$47,568
Add
Income tax expense (benefit)	837	897	(2,211)
Interest expense, net	12,660	12,660	11,106
Depreciation and amortization	11,086	11,086	9,397

EBITDA	$164,583	$174,643	$65,860

              The following table shows certain balance sheet data as of June 30, 2015 and December 31, 2014:

	June 30, 2015	December 31, 2014
	(in thousands)
Cash and cash equivalents	$418,450	$338,249
Current portion of long-term debt, capital lease and other obligations	14,706	10,856
Long-term debt, capital lease and other obligations	582,013	575,981

              The following table shows certain market indicators and key operating information as of June 30, 2015 and 2014:

	Three Months Ended June 30,
	2015	2014
Market Indicators
(dollars per barrel)
Crack Spreads
Dated Brent (NYH) 2-1-1	$19.94	$15.39
Crude Oil Differentials
Dated Brent less WTI (Brent/WTI Spread)	$3.89	$6.64
Product Crack Spreads
NYMEX RBOB	$22.17	$16.54
NYMEX ULSD	$17.70	$14.24
Platt's Fuel Oil #6 1%	$(9.93)	$(12.20)
Key Operating Information
Crude Oil throughput (barrels per day)
Domestic	236,408	206,714
Discounted foreign	42,447	37,818
Other foreign	28,314	82,528
Total crude oil throughput	307,169	327,061
Other feedstock throughput	7,111	9,801
Crude oil and feedstock throughput (barrels per day)	314,280	336,861
Total crude oil and feedstocks throughput (thousands of barrels)	28,599	30,654

              For a discussion of the market indicators provided above, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Operating Results".

Proposed BOEM Joint Venture

              On June 9, 2015, PES LLC entered into a term sheet with The Globe Resources Group, LLC ("Globe Resources") relating to a proposed joint venture (the "BOEM joint venture") that would combine the businesses of Logistics and Globe Resources' wholly owned subsidiary, BOE Midstream, LLC ("BOEM"). PES LLC is expected to own its interest in the joint venture through a subsidiary of PES Holdings and will own a non-economic general partner interest and an 85.25% limited partner interest in the joint venture. Globe Resources will own the remaining 14.75% limited partner interest in the joint venture.

              BOEM's assets are located in North Dakota and include a 210,000 bpd capacity crude oil loading terminal, 882,000 bbls of tank storage capacity (of which 250,000 bbls of tank capacity is under construction) and a manifest train refined product loading terminal located on a 33-acre site adjacent to the crude oil loading terminal. The BOEM assets also include the Killdeer terminal, which provides 105,000 bbls of tank storage, and a 39-mile, 16-20-inch crude oil pipeline that operates between the Killdeer terminal and the crude oil loading terminal. We currently expect that Refining will contract with or otherwise utilize the crude loading terminal in connection with its purchase of crude to be transported to the Philadelphia refining complex.

              BOEM currently has approximately $175 million of indebtedness outstanding under its revolving credit and term loan facility. We expect that the BOEM joint venture will assume or refinance the credit facility at to the closing of the transaction and that such facility will not encumber or restrict the operations of Logistics or the MLP, if the Logistics IPO were consummated. In addition, we do not expect that the BOEM joint venture will contribute any of its assets to the MLP in connection with the Logistics IPO; however, if the BOEM joint venture and the Logistics IPO are consummated, we would expect the MLP to have a right of first offer with respect to any BOEM joint venture assets that generate qualifying income for tax purposes.

              Except for certain exclusivity and confidentiality provisions, the term sheet is a non-binding agreement. We expect that the proposed BOEM joint venture will be completed in the third quarter of 2015; however, the completion of the transaction is subject to various conditions, including, among others, completion of due diligence and approval of definitive agreements by both parties. There can be no assurance that the proposed BOEM joint venture will be completed on the terms described above or at all.

Competition

              The refining business is very competitive. Refining competes directly with various other refining companies, integrated oil companies, foreign refiners that import products into the United States and producers and marketers in other industries supplying alternative forms of energy and fuels to satisfy the requirements of industrial, commercial and individual consumers. Some of Refining's competitors have expanded the capacity of their refineries and internationally new refineries are coming on line which could also affect Refining's competitive position. Profitability in the refining industry depends largely on refined product margins, which can fluctuate significantly, as well as operating efficiency and reliability, product mix and costs of product distribution and transportation. Certain of Refining's competitors that have larger and more complex refineries may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of Refining's principal competitors are integrated national or international oil companies that are larger and have substantially greater resources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of feedstocks or intense price fluctuations. Refining margins are frequently impacted by sharp changes in crude oil costs, which may not be immediately reflected in product prices.

              The refining industry is also highly competitive with respect to feedstock supply. Unlike certain of its competitors that have access to proprietary controlled sources of crude oil production available for use at their own refineries, Refining obtains all of its crude oil and other feedstocks from unaffiliated sources. The availability and cost of crude oil is affected by global supply and demand. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. We believe, however, that Refining will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

              As a result of Logistics' contractual relationship with Refining under the commercial agreement and the North Yard terminal's direct connection to the Philadelphia refining complex, Logistics does not face significant competition from other crude oil rail unloading facilities for Refining's domestic crude oil rail unloading requirements.

Seasonality

              Our business is directly affected by the level of supply and demand for crude oil and refined petroleum products in the markets served by our assets. The demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic. Demand for diesel is affected by seasonal demand during summer months due to agricultural work, and seasonal demand for home heating oil during winter months. In addition, we believe that the North Yard terminal will experience its lowest utilization when weather conditions, such as heavy snow, are least favorable for efficient operation of railroads and crude oil rail loading terminals in producing areas such as the Bakken.

Employees

              As of March 31, 2015, we had 1,140 employees. Of these employees, 682 were covered by a collective bargaining agreement with the United Steelworkers that expires on September 8, 2015. In July 2015, we entered into a memorandum of understanding with the union to replace the existing collective bargaining agreement with a new bargaining agreement that will expire on September 8, 2019. None of our corporate employees are covered by a collective bargaining agreement. We consider our relations with represented employees to be satisfactory.

Contribution Agreement Relating to the Philadelphia Refining Complex

              On July 2, 2012, we entered into a contribution agreement with Carlyle and Sunoco, which was subsequently amended to add Refining as a party, pursuant to which we acquired the Philadelphia refining complex (the "Refining contribution agreement"). Under the Refining contribution agreement, Refining agreed to indemnify Sunoco for all claims, obligations and losses arising out of certain assumed liabilities once such liabilities exceed $1 million, subject to a $100,000 threshold for any series of related liabilities. These liabilities include environmental conditions, decree noncompliance and remediation efforts arising after our acquisition of the Philadelphia refining complex. Sunoco also agreed to indemnify us for certain claims, obligations and losses, including those relating to environmental conditions, decree noncompliance and remediation efforts arising prior to our acquisition of the Philadelphia refining complex. Our right to indemnification is also subject to a $1 million deductible and subject to a $100,000 threshold for any series of related liabilities. In addition, Sunoco will be required to conduct, at its own cost, any environmental remediation activities necessary to address any environmental conditions associated with the operation of the Philadelphia refining complex prior to its acquisition by us.

Environmental Regulation

General

              Our operations are subject to complex and frequently-changing federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we do not believe they affect our competitive position, as the operations of our competitors are similarly affected. Violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state and local levels, and the legislative and regulatory trend has been to place increasingly stringent limitations on activities that may affect the environment.

Air Emissions

              Our operations are subject to and affected by the federal Clean Air Act, as amended, and its implementing regulations, as well as comparable state and local statutes and regulations. We are currently required to obtain and maintain various construction and operating permits under the federal Clean Air Act, and have incurred substantial capital expenditures to maintain compliance with all applicable federal and state laws regarding air emissions. We may nonetheless be required to incur additional capital expenditures in the near future for the installation of certain air pollution control devices at our petroleum operations when regulations change or we add new equipment or modify our existing equipment. Any such action may require us to install additional pollution controls

              The Philadelphia refining complex is located in an area that currently does not meet the national ambient air quality standards (known as "NAAQS") established by EPA relating to ozone. In addition, EPA has recently proposed revisions to the ozone NAAQS that could make those air quality standards more stringent. The final rule revising the ozone NAAQS is currently scheduled to be issued by October 2015, with designations of areas failing to meet the standard scheduled to be made in October 2017. It is possible that a further tightening of the ozone NAAQS could increase pressure on the state to seek further reductions from emissions sources that may contribute to ozone formation, including the Philadelphia refining complex.

              On September 12, 2012, the EPA published in the Federal Register final revisions to its NSPS for process heaters and flares at petroleum refineries. The EPA originally issued final standards in June 2008, but the portions of the rule relating to process heaters and flares were stayed pending reconsideration of certain provisions. The final standards regulate emissions of nitrogen oxide from process heaters and emissions of sulfur dioxide from flares, and also require certain work practice and monitoring standards for flares. We are currently engineering new equipment for our flares in response to the rule, and expect to complete the installation of such equipment by November 2015.

              The EPA has also implemented various regulations that affect our operations. For example, in May 2014, the EPA issued a proposed rule that would impose additional requirements on storage tanks, flares, and coking units at petroleum refineries. The proposed rule is the result of the EPA's review of its maximum achievable control technology standards, which apply to petroleum refineries under the EPA's National Emission Standards for Hazardous Air Pollutants program. The EPA is also proposing to eliminate exceptions to emission limits during periods of startup, shutdown, and malfunction, and to require fenceline monitoring for benzene emissions. The proposed fenceline monitoring requirement may lead to corrective action measures, including the installation of additional pollution controls, even if the refinery is otherwise in compliance with its air emissions permits.

              In addition, over the past decade the EPA has pursued a compliance and enforcement strategy, known as the National Petroleum Refinery Initiative, to address federal Clean Air Act compliance issues at the nation's largest petroleum refineries. Pursuant to that initiative, Sunoco and EPA entered into a consent decree in June 2005 to address alleged compliance issues at a number of Sunoco's refineries, including Girard Point and Point Breeze. We are subject to that consent decree, which imposes requirements and restrictions on our operations. Under the consent decree, we paid stipulated penalties of $146,600 in 2013 for a failed stack test at the Philadelphia refining complex. We paid $155,000 related to a notice of violation for air permit limit exceedances and other Title V deviations that occurred in 2013. We have also received notices of violation for air permit limit exceedances and other Title V deviations that occurred in 2014 and 2015, the penalties for which we expect to begin negotiating in the second half of 2015. While various compliance obligations remain outstanding, we have satisfied the majority of the requirements of the consent decree and do not anticipate any material impacts to our business or operations relating to any outstanding obligations.

Climate Change

              Various legislative and regulatory measures to address greenhouse gas ("GHG") emissions, including carbon dioxide ("CO2") and methane emissions, are in different phases of implementation and discussion. At the federal legislative level, both houses of Congress have considered legislation to reduce GHG emissions, including proposals to: (i) establish a cap-and-trade system, (ii) create a federal renewable or "clean" energy standard requiring electric utilities to provide a certain percentage of power from such sources, and (iii) create enhanced incentives for use of renewable energy and increased energy efficiency in energy supply and use. A number of states, both individually and on a regional basis, have adopted measures to reduce CO2 and other GHG emissions, including statewide GHG inventories and regional GHG cap-and-trade initiatives. The EPA has also begun to regulate GHG emissions under the authority granted to it by the federal Clean Air Act. The EPA has adopted regulations limiting emissions of GHGs from motor vehicles, addressing the permitting of GHG emissions from stationary sources, and requiring the reporting of GHG emissions from specified large GHG emission sources, including petroleum refineries. In addition, the proposed EPA "Clean Power Plan" would reduce GHG emissions by 30% from 2005 levels within the power sector, impacting coal, oil and natural gas. The EPA may take further steps to regulate GHG emissions. The implementation of EPA regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any current or future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our financial condition, results of operations and cash flows. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for our customers, thereby potentially decreasing demand for our products and services. Decreased demand for our products and services may have a material adverse effect on our financial condition, results of operations and cash flows.

Waste Management and Related Liabilities

              Environmental laws and regulations affecting our operations also relate to the release of hazardous substances or solid wastes into the soil, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. There are risks of accidental releases into the environment associated with our operations, such as releases of crude oil or hazardous substances from our pipelines or storage facilities. To the extent an event is not covered by our insurance policies, accidental releases could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

              In addition, we currently own or lease properties where hydrocarbons have been handled for many years. Many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. Although we believe our predecessors utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes were taken for disposal. These properties and wastes disposed thereon may be subject to the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the federal Resource Conservation and Recovery Act, and comparable Pennsylvania state laws. CERCLA and comparable state laws may impose liability without regard to fault or the legality of the original conduct on certain classes of persons regarding the presence or release of a hazardous substance in (or into) the environment. Those persons include the former and present owner or operator of the site where the release occurred and the transporter or generator of the hazardous substance found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances, and for damages to natural resources. We have not been identified by any state or federal agency as a potentially responsible party under CERCLA in connection with the transport and/or disposal of any waste products to third-party disposal sites.

              When we acquired the Philadelphia refining complex, we entered into several agreements that limit our responsibility for environmental contamination that existed at the refining complex prior to our ownership of the property in 2012. First, we benefit from agreements with state and federal governmental agencies under which such governmental agencies have agreed not to sue us to seek reimbursement for costs relating to contamination that existed at our property prior to the time we took ownership in 2012 (the "Environmental Agreements"). Such Environmental Agreements include the Prospective Purchaser Agreement we entered into with the EPA, the U.S. Department of the Interior, the National Oceanic and Atmospheric Administration, and Sunoco on August 17, 2012, and the Buyer-Seller Agreement we entered into with the Commonwealth of Pennsylvania Department of Environmental Protection ("PADEP") and Sunoco on August 14, 2012. We have notified the relevant governmental authorities of our intention to extend the covenants not to sue under the Environmental Agreements to our subsidiaries or affiliates. Second, pursuant to the Refining contribution agreement among PES, Carlyle and Sunoco, as amended, Sunoco agreed to indemnify, defend, and hold us harmless with respect to liabilities associated with environmental contamination existing at the Philadelphia refining complex prior to our acquisition of the property.

Water

              Our operations can result in the discharge of regulated substances, including crude oil, refined products, or natural gas liquids. The federal Water Pollution Control Act of 1972 ("Clean Water Act") and comparable state laws impose restrictions and strict controls regarding the discharge of regulated substances into waters of the United States or state waters. Our facilities maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System ("NPDES") program of the Clean Water Act, and have implemented systems to oversee compliance. On May 27, 2015, the EPA issued a final rule clarifying which U.S. waterways are subject to federal jurisdiction under the Clean Water Act as "waters of the United States." We are currently assessing the potential impact of the EPA rule on our operations. Any expansion to Clear Water Act jurisdiction could impose additional permitting obligations on our operations.

              In addition, the transportation and storage of crude oil and products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act of 1990 (the "Oil Pollution Act") and related state requirements. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, the Oil Pollution Act subjects responsible parties to strict, joint and potentially unlimited liability for removal costs and other consequences of a release of oil (e.g., damages). The Oil Pollution Act also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by the Oil Pollution Act, and we have established Spill Prevention, Control, and Countermeasure ("SPCC") plans for facilities subject to Clean Water Act SPCC requirements.

              Construction or maintenance of our pipelines, terminals and storage facilities may impact wetlands, which are also regulated by the EPA and the U.S. Army Corps of Engineers under the Clean Water Act, and the PADEP under the Dam Safety and Encroachments Act and Dam Safety and Waterway Management Rules and Regulations. Regulatory requirements governing wetlands (including associated mitigation projects) may result in the delay of our projects while we obtain necessary permits and may increase the cost of new projects and maintenance activities.

              Finally, in May 2014, the EPA issued a new final rule pursuant to Section 316(b) of the Clean Water Act that regulates the cooling-water intake structures at certain industrial facilities in order to reduce fish impingement and entrainment. The EPA published final regulations pursuant to that rule on August 15, 2014. The Philadelphia refining complex is subject to the new regulations and our NPDES permit has been revised to reflect those requirements. We are currently evaluating whether additional capital improvements are required to bring the Philadelphia refining complex into compliance with the new rule.

Endangered Species Act

              The Endangered Species Act and comparable state laws restrict activities that may affect threatened or endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for threatened or endangered species, we believe that we are in substantial compliance with the Endangered Species Act and related state laws and regulations. However, the discovery of previously unidentified threatened or endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area. In addition, regulatory requirements governing threatened or endangered species may result in the delay of our projects while we complete required studies and/or obtain necessary permits, and may increase the cost of new projects and maintenance activities.

Fuel Regulations

              In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline that were required to be met by 2006. In addition, in January 2001, the EPA promulgated its on-road diesel regulations, which required a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. The Philadelphia refining complex is in compliance with the EPA's low sulfur gasoline and diesel fuel standards.

              In March 2014, the EPA finalized Tier 3 gasoline sulfur standards. Based on the proposed standards, we expect to spend approximately $100 million to $125 million for compliance with Tier 3 gasoline and on-road diesel standards, with an estimated $20 million to be spent during 2015 and the balance during 2016 and 2017. The project is expected to be completed before 2017.

              In 2007, the EPA promulgated the Mobile Source Air Toxic II rule that requires the reduction of benzene in gasoline by 2011. No additional capital expenditures were required to comply with the rule; however, we are over-complying with the standards, and generated approximately $4.8 million in credits in 2014.

              In 2010, the EPA and the U.S. Department of Transportation ("DOT") National Highway Traffic Safety Administration ("NHTSA") finalized new standards raising the required Corporate Average Fuel Economy ("CAFE") of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016, and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy and GHG emissions of medium- and heavy-duty trucks. In September 2012, the EPA and NHTSA finalized rules raising the CAFE and GHG standards for passenger vehicles beginning with 2017 model year vehicles to the equivalent of 54.5 mpg by 2025. President Obama directed NHTSA and EPA to develop and issue the next phase ("Phase 2") of the medium- and heavy-duty vehicle fuel efficiency and GHG standards by March 2016. NHTSA and EPA sent the Phase 2 proposal to the OMB for regulatory review in March 2015. The NHTSA and EPA released the Phase 2 proposal on June 19, 2015. As proposed, the Phase 2 standards would apply in model year 2018 for trailers and model year 2021 for all other covered medium- and heavy-duty engines and vehicles. The Phase 2 proposal includes standards through model year 2027. EPA projects that the Phase 2 standards would reduce GHG emissions by approximately 1 billion metric tons and conserve about 1.8 billion barrels of oil over the lifetime of the vehicles sold under the program. Such increases in fuel economy standards, and the potential for alternative fuels such as natural gas and electricity, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect our profitability.

              In 2007, the EPA promulgated the Renewable Fuel Standard ("RFS"), which requires refiners to blend "renewable fuels" in with their transportation fuels or purchase renewable fuel credits, known as renewable identification numbers ("RINs"), in lieu of blending. Under the Clean Air Act the EPA is required to determine and publish the applicable annual renewable fuel percentage standards for each compliance year by November 30 of the prior year. However, the EPA has repeatedly missed that deadline. The percentage standards represent the ratio of renewable fuel volume to gasoline and diesel volume. We are required to blend renewable fuels into our gasoline and diesel fuel or purchase RINs in lieu of blending. Refining purchases RINs on the open market or waiver credits from the EPA to comply with the RFS. While we cannot predict the future prices of RINs or waiver credits, the price of RINs was extremely volatile in 2013. The EPA published the proposed volume mandates for 2014 in November 2013, which were generally lower than the statutory mandates; however, the EPA has not finalized the 2014 volume mandates. While the EPA submitted a draft final rule for regulatory review by the federal Office of Management and Budget in August 2014, the agency subsequently announced in November 2014 that it would not finalize the proposed volume mandates for 2014 until 2015. Consequently, the EPA also announced in November 2014 that the compliance demonstration for the 2013 volume mandates would not take place until 2015. The EPA recently reached a settlement in connection with a lawsuit filed against the agency in March 2015 alleging that the EPA failed to meet congressionally mandated RFS deadlines. According to the proposed consent decree, filed in April 2015 with the U.S. District Court for the District of Columbia, the EPA must issue volume requirements for 2015 by June 1, 2015, and finalize requirements for 2014 and 2015 by November 30, 2015. Outside the scope of the consent decree, the EPA also committed to propose RFS volume requirements for 2016 by June 1, 2015, and to finalize those requirements by November 30, 2015 as well. On June 10, 2015, the EPA published a proposed rule that would establish the volume requirements and associated percentage standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuels for 2014, 2015, and 2016, as well as the applicable volume of biomass-based diesel that will be required in 2017. The proposed standards are subject to public comment through July 27, 2015. The proposal also includes the EPA's plan to push back the reporting deadline for compliance to

January 31, 2016. These reports ensure that biofuel producers, fuel importers and other owners of biofuel credits are in line with the RFS requirement. We are currently assessing the potential impact of the EPA's proposal on our operations.

              Moreover, we and other similarly-situated refiners may become more reliant on the purchase of RINs and waiver credits on the open market to comply with the RFS in the future because EPA's delays in setting volume mandates have resulted in an inability by refiners to adjust their blending behavior during the compliance year. The price of RINs decreased significantly after the 2014 proposed mandate was published; however, RIN prices have remained volatile and increased substantially in early 2013 and, after moderating to some extent, increased again in late 2014. The future cost of RINs for the business going forward is difficult to estimate. In particular, the cost of RINs is dependent upon a variety of factors, which include the volume mandates set by EPA, the availability of RINs for purchase, the price at which RINs can be purchased, transportation fuel production levels, the mix of our petroleum products, as well as the fuel blending performed at the Philadelphia refining complex, all of which can vary significantly from quarter to quarter. In addition, numerous instances of fraudulent RINs being made available on the market have led EPA to impose penalties on RIN purchasers, even those with no knowledge of the fraudulent nature of the RINs. If we purchase invalid RINs, or fail to properly keep records in accordance with EPA's rules and regulations, we could be subject to fines and penalties. Because we do not know what the mandate for 2015 will be, nor the state of the RINs market when the 2014 mandate is finalized, our existing approach to complying with the requirements may not be sufficient to protect us from unanticipated costs of compliance.

Rail Safety

              Refining receives crude oil transported by railcar, and Logistics will generate the majority of its revenue from providing crude oil rail terminaling services. Although we do not operate the railroads on which the crude oil is transported, we do lease certain of the railcars in which crude oil is transported. Therefore, we and our suppliers are subject to regulations governing railcar design and manufacture, and increasingly stringent regulations pertaining to the shipment of crude oil by rail. Recent high-profile accidents involving crude oil unit trains carrying crude oil from North Dakota's Bakken region in Quebec, Alabama, Pennsylvania, Virginia and West Virginia, and more recently in Illinois and North Dakota, have raised concerns about the environmental and safety risks associated with crude oil transport by rail, and the associated risks arising from railcar design.

              Federal regulators have issued a safety advisory warning that Bakken crude oil may be more volatile than many other North American crude oils and reinforcing the requirement to properly test, characterize, classify, and if applicable, sufficiently degasify hazardous materials prior to and during transportation. In August 2013, the DOT's Federal Railroad Administration ("FRA") issued both an Action Plan for Hazardous Materials Safety, and an emergency order imposing new standards on railroads for properly securing rolling equipment. A proposed rule with regard to the latter was subsequently released in August 2014; once finalized, the rule will supersede the emergency order. In August 2013, the FRA and the DOT's Pipeline and Hazardous Materials Safety Administration ("PHMSA") began conducting inspections of crude-oil-carrying railcars from the Bakken formation to make sure cargo is properly identified to railroads and emergency responders.

              In May 2014, the DOT issued another emergency order, immediately requiring railroads operating trains carrying more than one million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency, and transportation route of those shipments. In May 2015, the PHMSA extended the emergency order indefinitely while it seeks a permanent regulatory solution. Any person failing to comply with the order is subject to potential civil penalties up to $175,000 for each violation or day in violation. Willful or reckless violators could face criminal prosecution. Also in May 2014, the FRA and PHMSA issued a joint safety advisory to the rail industry advising those shipping or offering Bakken crude oil to use tank car designs with the highest level of integrity reasonably available within their railcar fleets, and to avoid using older legacy DOT Specification 111 ("DOT-111") or CTC-111A (as they are known in Canada) tank cars to the extent practicable. DOT-111 tank railcars are the most commonly used tank cars to transport crude oil by rail in North America. A DOT-111 rail tanker is not pressurized, unlike sturdier DOT-112 and -114 models used to transport more volatile liquids such as propane and methane. Since late 2011, the rail industry has adopted certain enhanced safety standards for new tank cars ("CPC-1232") that offer additional protections versus older legacy DOT-111 tank cars. Transport Canada previously ordered that older DOT-111 tank cars (those pre-dating the CPC-1232 standards) used to transport crude oil and ethanol that are not compliant with required safety standards must be phased out or retrofitted by May 2017. In addition, Transport Canada issued an emergency directive and ministerial order imposing speed limits on trains carrying one or more cars of crude oil or ethanol and requiring all companies to complete a risk assessment within six months to determine the level of risk associated with each key transportation route. In July 2014, Transport Canada adopted the CPC-1232 standards as the minimum safety threshold for railcars transporting dangerous goods, including crude oil, after May 2017. As discussed below, Transport Canada, in coordination with PHMSA and the FRA, announced final rail safety regulations in May 2015, which created a new tank car standard for the transport of flammable liquids, as well as a retrofit schedule for older DOT-III and CPC-1232 tank cars.

              In August 2014, PHMSA, in consultation with the FRA, published a Notice of Proposed Rulemaking and companion Advanced Notice of Proposed Rulemaking that proposed, among other things, enhanced tank car standards for certain trains carrying crude oil (and other flammable liquids) and a requirement that older DOT-111 tank cars be phased out by as early as October 2017 if they are not retrofitted to comply with the new tank car design standards. In conjunction with the proposed rules, PHMSA and FRA released a report finding that, based on the results of their sampling and testing conducted from August 2013 to May 2014, Bakken crude oil is more volatile than most other types of crude oil, and thus subject to an increased risk for a significant accident. In April 2015, the U.S. National Transportation Safety Board ("NTSB") concluded that the thermal performance and pressure relief capacity of bare steel tank cars, including those conforming to current federal and industry requirements, such as CPC-1232 tank cars, are insufficient to prevent tank failures in the event of pool fires caused by accidents. The NTSB issued safety recommendations to PHMSA calling for an aggressive schedule for replacing or retrofitting current railcars with better thermal protection against heat from fires, and for increasing the capacity of pressure relief devices. The NTSB also urged PHMSA to set aggressive, intermediate deadlines for the replacement or retrofitting of legacy DOT-111 and CPC-1232 tank cars, and to establish transparent reporting to ensure that tank car fleets are upgraded as quickly as possible. In April 2015, the PHMSA issued a safety advisory to remind hazardous materials shippers and carriers of their responsibility to ensure that current, accurate and timely emergency response information is immediately available to first responders. The PHMSA and FRA also issued a safety advisory in April 2015 to remind railroads operating a high-hazard flammable train that certain information may be required by PHMSA and/or FRA personnel during the course of an investigation immediately following an incident.

              In May 2015, PHMSA and the FRA, in coordination with Transport Canada, finalized the rail safety rule. Like the August 2014 proposal, the final rule includes stiffer construction standards for rail tank cars constructed after October 1, 2015. The final rule also creates a new North American tank car standard known as the DOT Specification 117 ("DOT-117") (TC-117 in Canada) with thicker steel and redesigned bottom outlet valves, among other improvements over the DOT-111 tank car. U.S. crude oil shippers will have until January 1, 2018 to phase out or upgrade non-jacketed DOT-111 tank cars in Packing Group 1 ("PG1") service, while Canadan shippers will be required to phase DOT-111 cars in PG1 service by May 1, 2017. The rule will also require companies hauling crude in the U.S. or Canada to retrofit or phase out jacketed DOT-111 tank cars in PG1 service by March 1, 2018, and non-jacketed CPC-1232 tank cars in PG1 service by April 1, 2020. In addition, the final rule includes mandates for using electronically controlled pneumatic braking systems and for performing routing analyses, and makes permanent the provisions of an emergency order issued by DOT in April 2015 imposing a speed limit of 40 miles per hour ("mph") in high-threat urban areas for crude oil trains containing at least one older-model tank car. The speed limit for all other crude-by-rail service will be restricted to 50 mph. The final rule requires offerors to develop and carry out sampling and testing programs for all unrefined petroleum-based products, including crude oil, and to certify that hazardous materials subject to the program are packaged in accordance with the test results, but does not require oil companies to process their products to make them less volatile before shipment.

              The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry, regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our suppliers by increasing compliance costs and, in turn, increasing Refining's costs of obtaining crude oil shipments by rail and decreasing demand for Logistics' services. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, could adversely impact our suppliers' ability to move their product and, as a result, could affect our business.

Pipeline Safety

              The pipelines that we own are subject to increasingly strict safety laws and regulations. The transportation and storage of crude oil and refined petroleum products involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The DOT, through PHMSA and state agencies, enforces safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our assets. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and necessary maintenance or repairs. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

              Pipeline safety of certain crude oil pipelines is regulated by the DOT under the Hazardous Liquid Pipeline Safety Act of 1979 ("HLPSA"), as amended by the Pipeline Safety Act of 1992 ("PSA"), the Accountable Pipeline Safety and Partnership Act of 1996 ("APSA"), the Pipeline Safety Improvement Act of 2002 ("PSI Act") and the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006 ("PIPES Act"). The HLPSA delegated to DOT the authority to develop, prescribe, and enforce minimum federal safety standards for the transportation of hazardous liquids by pipeline. The PSA added the environment to the list of statutory factors that must be considered in establishing safety standards for hazardous liquid pipelines and mandated that regulations be issued to establish criteria for operators to use in identifying and inspecting pipelines located in High Consequence Areas ("HCAs"), defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. The regulations require operators, including us, to (i) perform ongoing assessments of pipeline integrity, (ii) identify and characterize applicable threats to pipeline segments that could impact a HCA, (iii) improve data collection, integration and analysis, (iv) repair and remediate pipelines as necessary; and (v) implement preventive and mitigating actions. In 1996, Congress enacted the APSA, which limited the operator identification requirement mandate to pipelines that cross a waterway where a substantial likelihood of commercial navigation exists, required that certain areas where a pipeline rupture would likely cause permanent or long-term environmental damage be considered in determining whether an area is unusually sensitive to environmental damage, and mandated that regulations be issued for the qualification and testing of certain pipeline personnel. In the PIPES Act, Congress required mandatory inspections for certain U.S.

crude oil and natural gas transmission pipelines in HCAs and mandated that regulations be issued for low-stress hazardous liquid pipelines and pipeline control room management.

              The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 ("2011 Pipeline Safety Act") reauthorized funding for federal pipeline safety programs, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines, and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines. Among other things, the 2011 Pipeline Safety Act directed the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013, PHMSA adopted new rules increasing the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day, with a maximum of $2 million for a related series of violations. PHMSA also has published an advisory bulletin providing guidance on verification of records related to pipeline maximum operating pressure. We have performed hydro-tests of our facilities to confirm the maximum operating pressure and do not expect that any final rulemaking by PHMSA regarding verification of maximum operating pressure would materially affect our operations or revenue. The safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act, as well as any implementation of PHMSA regulations thereunder or any issuance or reinterpretation of PHMSA guidance with respect thereto, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any of which could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position.

              All of our pipeline facilities are located in an HCA. Among other items, we inspect our pipelines to determine their condition and use the inspection information to evaluate appropriate preventative maintenance activities to ensure line integrity and safety. We currently estimate that we will incur approximately $3.0 million during 2015 to complete the testing required by existing DOT regulations and their state counterparts. This estimate does not include the costs for any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program. Such costs and liabilities might relate to repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, as well as lost cash flows resulting from shutting down our pipelines during the pendency of such repairs. Additionally, should we fail to comply with DOT or comparable state regulations, we could be subject to penalties and fines. The adoption of new or amended regulations by PHMSA or their state counterparts that result in more stringent or costly pipeline integrity management or safety standards could have a significant adverse effect on us.

Employee Safety

              We are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Security

              We are subject to the Department of Homeland Security (the "DHS") Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities, and to the Transportation Security Administration's Pipeline Security Guidelines and Transportation Worker Identification Credential program. We are also subject to the United States Coast Guard Maritime Transportation Security Act ("MTSA") as an operator of a facility adjacent to waters under the jurisdiction of the United States. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements, and have developed a Facility Security Plan as required under the MTSA. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.

              While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the DHS, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.

Insurance

              Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We are insured under property, liability and business interruption policies, subject to the deductibles and limits under those policies. In addition, such insurance policies do not cover every potential risk associated with our operating facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. As we continue to grow, we will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.

Legal Proceedings

              We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

              The following table sets forth the name, age and position of each of our executive officers and directors as of March 31, 2015.

Name	Age	Position
Philip L. Rinaldi	68	Chief Executive Officer and Chairman of the Board
James T. Rens	49	Executive Vice President, Chief Financial Officer
Gregory G. Gatta	39	Executive Vice President, Chief Operations Officer
Thomas J. Scargle	56	Executive Vice President, Chief Commercial Officer
John B. McShane	53	Executive Vice President, General Counsel and Secretary
David W. Albert	45	Director
David A. Stonehill	46	Director
David M. Marchick	48	Director Nominee
Rodney S. Cohen	49	Director Nominee
Gregory C. King	54	Director Nominee
Vicky A. Bailey	62	Director Nominee
Robert W. Owens	61	Director Nominee
Paul V. Stahlin	62	Director Nominee
Michael J. Hennigan	55	Director Nominee
Stanley Riemann	63	Director Nominee

              Philip L. Rinaldi.    Mr. Rinaldi has been our Chief Executive Officer and Chairman of our board of directors since our inception in February 2015 and the Chief Executive Officer and a member of the board of managers of PES LLC since September 2012. He, in conjunction with The Carlyle Group, devoted his time in 2011 to developing the business plan and acquisition strategy that led to the acquisition of the Philadelphia refining complex. From 2011 until the end of 2013, Mr. Rinaldi also served on the board of directors of TexOak Energy, a portfolio company of The Carlyle Group. Mr. Rinaldi has been Chairman of the Board of Overseers at New Jersey Institute of Technology since 2009. Mr. Rinaldi was the founding CEO of Coffeyville Resources and served in that position until successfully selling the business to Goldman Sachs and Kelso in 2005. Mr. Rinaldi's career has focused on entrepreneurial reworking of energy, chemical and natural resource businesses such as Coffeyville Resources, Seminole Fertilizers, Mulberry Corporation, National Zinc and Tosco Corporation. Mr. Rinaldi has a Bachelor of Science and Master of Science in chemical engineering from New Jersey Institute of Technology. We believe that Mr. Rinaldi's experience as our Chief Executive Officer, as well as his extensive industry, leadership and business experience, makes him well suited to be the Chairman of our board of directors.

              James T. Rens.    Mr. Rens is our and PES LLC's Executive Vice President, Chief Financial Officer, having served in those capacities since May 2015. Mr. Rens was our Chief Financial Officer from February 2015 to May 2015 and was the Chief Financial Officer of PES LLC from September 2012 to May 2015 and consulted for The Carlyle Group regarding the acquisition of the Philadelphia refining complex beginning in June 2012. Mr. Rens is a veteran executive with over 25 years' experience in the energy and agricultural industries, both domestic and internationally. Mr. Rens served as Chief Financial Officer for Executive AirShare from June 2010 to June 2012. Mr. Rens pursued private investments, including the acquisition of Dakota Gulf Holdings, in which he continues to hold an ownership interest, from May 2009 until June 2012. He also served as Chief Financial Officer and Treasurer of CVR Energy Inc. ("CVR") and its affiliates and predecessors from November 2003 to May 2009. Mr. Rens has a Bachelor of Science degree in accounting from Central Missouri State University.

              Gregory G. Gatta.    Mr. Gatta is our and PES LLC's Executive Vice President, Chief Operations Officer, having served in those capacities since May 2015. Mr. Gatta was our Chief

Administrative Officer and Senior Vice President of Finance from February 2015 to May 2015 and was the Chief Administrative Officer and Senior Vice President of Finance of PES LLC from December 2014 to May 2015 and, prior to that, served as its Senior Vice President of Project Finance and Chief of Staff since September 2012. From September 2010 to August 2012, Mr. Gatta was the Managing Member of Blue Barn Partners, LLC, a private investment and advisory firm which he founded. Prior to Blue Barn, Mr. Gatta was an investment professional with various private investment firms, including Basso Capital Management, L.P., from July 2005 to August 2010, and Pegasus Capital Advisors, L.P., from November 1999 to July 2005, where he served on numerous corporate boards of directors. Mr. Gatta began his career with Chase Securities, Inc., the predecessor to JP Morgan Chase & Co, in global syndicated finance, structuring transactions for the firm's financial sponsor clients. Mr. Gatta graduated from Cornell University with a Bachelor of Science in biological sciences, and has a Master of Business Administration degree, with distinction, from The Samuel Curtis Johnson Graduate School of Management at Cornell University, where he currently serves on the Dean's Leadership Council. Mr. Gatta is also a certified six sigma black belt.

              Thomas J. Scargle.    Mr. Scargle is our and PES LLC's Executive Vice President, Chief Commercial Officer, having served in those capacities since May 2015. Mr. Scargle was Senior Vice President of Supply & Distribution of PES LLC from April 2013 to May 2015. Prior to joining PES LLC, Mr. Scargle was the Vice President of Supply and Trading for Sunoco from August 2008 to January 2012. In this role, he was responsible for crude oil selection, purchases and delivery, marine operations, enterprise supply chain, products supply and distribution, risk management and business processes and systems. Mr. Scargle received a Bachelor of Science in electrical engineering from Lehigh University and a Master of Business Administration in economics and finance from West Chester University.

              John McShane.    Mr. McShane is our and PES LLC's Executive Vice President, General Counsel and Secretary, having served in those capacities since May 2015. Mr. McShane was our General Counsel and Secretary from February 2015 to May 2015 and was the General Counsel and Secretary of PES LLC from September 2012 to May 2015. Prior to joining PES LLC, from March 2002 to November 2011, Mr. McShane served as Executive Vice President and General Counsel of Global Crossing Limited, a global communications company, and as chairman of the company's United Kingdom-based subsidiary from June 2007 to November 2011. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions at Simpson Thacher & Bartlett from 1987 through 1996 and as Senior Counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on project financing and the representation of major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities. Mr. McShane has a Juris Doctor from Harvard Law School and a Bachelor of Arts in liberal arts from St. John's College.

              David W. Albert.    Mr. Albert has been a member of our board of directors since February 2015 and a member of the board of managers of PES LLC since September 2012. Mr. Albert has been the Portfolio Manager and the Co-Head of the Carlyle Energy Mezzanine Opportunities Fund at The Carlyle Group since 2010. He is responsible for overseeing investments made by the fund, which are typically made to projects and companies that own oil and gas assets, related processing facilities or power generation assets. Mr. Albert was formerly Managing Director and Global Head of Project and Structured Finance at Morgan Stanley from December 2006 to July 2010. During 12 years at Morgan Stanley, Mr. Albert led the execution of numerous successful energy and power structured acquisition financings and refinancings. He began his career in 1992 in the mergers and acquisitions group at Salomon Brothers Inc. Mr. Albert graduated with a Bachelor of Science in economics and a Master of Business Administration from the Wharton School of the University of Pennsylvania. He also earned a Bachelor of Arts in English from the College of Arts and Sciences at the University of Pennsylvania.

We believe that Mr. Albert's extensive leadership, business and finance experience qualifies him to serve as a member of our board of directors.

              David A. Stonehill.    Mr. Stonehill has been a member of our board of directors since February 2015 and a member of the board of managers of PES LLC since September 2012. Mr. Stonehill has been a Managing Director in the Carlyle Equity Opportunity Fund since 2010. Since joining The Carlyle Group in 2010, Mr. Stonehill has been actively involved with the firm's investments in Dynamic Precision Group, Galaxy Brands, InterLink Maritime, PrimeSport, Talent Partners, Traxys Service King and WorldStrides, and he is currently a member of the board of directors of Interlink Maritime, PrimeSport, Service King, Talent Partners, Traxys and WorldStrides, and previously served on the boards of Dynamic Precision Group and Galaxy Brands. Prior to joining The Carlyle Group, Mr. Stonehill was an Executive Managing Director and the Head of U.S. Private Investments at Och-Ziff Capital Management from April 2005 to March 2010. While at Och-Ziff, Mr. Stonehill and his team were involved in more than 25 transactions representing over $1.75 billion of invested capital. He also previously served as a Principal in the Private Equity Group at Blackstone, in addition to working at Chartwell Investments and Bain & Co. Mr. Stonehill received his Master of Business Administration from Harvard Business School, where he was a Baker Scholar, his Juris Doctor from Harvard Law School, with honors, and his Bachelor of Arts from Harvard College, with honors. We believe that Mr. Stonehill's leadership, business and finance experience qualifies him to serve as a member of the board of directors.

              David M. Marchick.    Mr. Marchick will be become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part and has been a member of the board of managers of PES LLC since September 2012. Mr. Marchick currently serves as Global Head of External Affairs for The Carlyle Group and has been a Managing Director of The Carlyle Group since September 2007 and a member of its management committee since March 2013. At The Carlyle Group Mr. Marchick leads the group that provides government affairs, public affairs, regulatory and strategic advice and support to The Carlyle Group's buyout, growth, real estate and credit and debt funds on a global basis. He has served on the board of directors of Sequa Corporation, a diversified aerospace and industrial company, since 2009, and the board of directors of Traxys Group, a provider of financial and logistical solutions for the ferroalloy, metal, mineral, mining and energy industries, since 2014. Prior to joining The Carlyle Group in 2007, Mr. Marchick was a Partner and Vice-Chair of the International Practice Group at Covington & Burling. He is an expert on foreign investment and national security issues. Prior to joining Covington & Burling in 2002, Mr. Marchick served in four federal departments—the White House, Office of the United States Trade Representative and Departments of State and Commerce—over seven years in the Clinton Administration. Among other positions, he served as Deputy Assistant Secretary of State. While at the White House, he helped coordinate the Administration's efforts to secure passage of the North American Free Trade Agreement and the creation of the World Trade Organization. He is a member of the Council on Foreign Relations. Mr. Marchick earned his Juris Doctor from George Washington University Law School, his Master of Arts from The University of Texas and his Bachelor of Arts from the University of California, San Diego. We believe that Mr. Marchick's extensive business, management and advisory experience qualifies him to serve as a member of our board of directors.

              Rodney S. Cohen.    Mr. Cohen will be become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part and has been a member of the board of managers of PES LLC since September 2012. Mr. Cohen currently serves as Co-Head of The Carlyle Group Growth Partners and Carlyle Equity Opportunity Fund, which represents the U.S. smaller and middle market buyout activities of The Carlyle Group, and has been a Managing Director of The Carlyle Group since September 2010. Since 2014, Mr. Cohen has also served on the board of directors of Sequential Brands Group, Inc., which owns, manages and licenses a large-scale and diversified portfolio of consumer brands across multiple industries. Prior to joining The

Carlyle Group in September 2010, Mr. Cohen was Co-Managing Partner with Pegasus Capital Advisors, a middle-market investment firm with approximately $2 billion of assets under management which Mr. Cohen joined in 1996. From 1993 to 1996, he consulted and managed several diverse business ventures. Prior to that, Mr. Cohen practiced law with Anderson Kill Olick and Oshinsky P.C. In his two decades of private equity investing, operational restructuring and legal advisory work, Mr. Cohen has invested in a variety of sectors, including commodities, natural resources, media, consumer, financial services, security and industrials. Mr. Cohen earned his Juris Doctor from Columbia Law School, where he was a Harlan Fiske Stone Scholar, and his Bachelor of Arts from Franklin and Marshall College. He serves as a trustee and executive committee member of the Randall's Island Sports Foundation, a director of FLEOA—Federal Law Enforcement Officers Foundation, on the Franklin and Marshall Leadership Council and as a board member of the After School All Stars. We believe that Mr. Cohen's business, finance and management experience qualifies him to serve as a member of our board of directors.

              Gregory C. King.    Mr. King will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part and has been a member of the board of managers of PES LLC since December 2013. Mr. King recently joined the firm of EnCap Flatrock Midstream as Senior Adviser. Mr. King is the Chairman of the Board of Jonah Energy, LLC. Mr. King also served as a director of QEP Midstream Partners GP, LLC, the general partner of QEP Midstream Partners, LP, from November 2013 to July 2015, where he was a member of the audit and conflicts committees. Mr. King also served as a director of OTLP GP, LLC, the general partner of Oiltanking Partners, L.P., from 2011 to 2015, where he was a member of the audit and conflicts committees. Mr. King founded and has been a Principal of GCK Ventures, LLC, a private equity firm focusing on energy investments and consulting, real estate, operating businesses and public equities since January 2008. He previously served as President of Valero Energy Corporation from January 2003 to December 2007. He served as Executive Vice President and General Counsel of Valero Energy from September 2001 until December 2002, and as Executive Vice President and Chief Operating Officer from January 2001 until September 2001. Prior to that, he served as Senior Vice President and Chief Operating Officer of Valero Energy from 1999 to January 2001. He became Vice President and General Counsel of Valero Energy in 1997, and prior to that was a Partner in the Houston-based law firm of Bracewell & Giuliani. From January 1, 2002 until July 2006, Mr. King served as director of the general partner of Valero L.P. (currently known as NuStar Energy L.P.). Mr. King earned his Juris Doctor at the University of Houston in 1985 and his Bachelor of Business Administration in Finance from The University of Texas in 1982. We believe that Mr. King's demonstrated industry knowledge, derived from over 25 years of energy industry experience, and communications, team-building and leadership skills qualifies him to serve as a member of our board of directors.

              Vicky A. Bailey.    The Honorable Vicky A. Bailey will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Ms. Bailey has nearly thirty years of high level, national and international, corporate executive and governmental experience in energy and regulated industries. Most recently, since 2006, Ms. Bailey has served as an equity owner of BHMM Energy Services LLC, a certified minority-owned energy facilities management organization, and has also been involved as an entrepreneur in a family business, J. Bailey Co. In 2014, Ms. Bailey was appointed to the National Petroleum Council by Secretary of Energy Ernest Moniz. Ms. Bailey was elected and became the first female chair of the board for the United States Energy Association in May 2013. From 2005 to 2011, Ms. Bailey served as President of Anderson Stratton International, LLC, a management consulting firm providing services to companies in need of strategic advice in the areas of state and federal government, regulatory affairs, public policy, corporate and business advice particularly in the field of domestic and global energy. Ms. Bailey has served as Commissioner for the Indiana Utility Regulatory Commission and Federal Energy Regulatory Commission. She also served as President and Chief Executive Officer and a member of the board of directors of PSI Energy, Inc., Indiana's largest electric utility (now Duke Indiana), and the Assistant Secretary, Policy and International Affairs, U.S. Department of Energy. Currently, Ms. Bailey

serves on the board of directors of EQT Corporation, Cheniere Energy, Battelle Memorial Institute and Cleco Corporation. In 2010, she was appointed by Secretary of Energy Steven Chu at the direction of President Barack Obama to the Blue Ribbon Commission on America's Nuclear Future. In 2004, Ms. Bailey was appointed by President George W. Bush to the Presidential Commission for the Smithsonian's National Museum for African American History and Culture (NMAAHC) which is scheduled to open on the National Mall in 2016. Ms. Bailey is a graduate of Purdue University, Krannert School of Management, with a Bachelor of Science in Industrial Management. Ms. Bailey is also a graduate of the Advanced Management Program at The Wharton School, University of Pennsylvania. We believe that Ms. Bailey's extensive business, management and energy experience qualifies her to serve as a member of our board of directors.

              Robert W. Owens.    Mr. Owens will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part and has been a director of PES LLC since June 2013. Mr. Owens has been the President and CEO of Sunoco and Sunoco LP, a publicly traded master limited partnership engaged primarily in the wholesale distribution of motor fuels, since October 2012 and August 2014, respectively. He previously served as Senior Vice President of Marketing for Sunoco from May 2000 to October 2012. Mr. Owens has also held executive positions at Ultramar Diamond Shamrock, Amerada Hess and Mobil Oil Corporation. Mr. Owens has a Bachelor of Science in Business Administration and Marketing from California Polytechnic State University and a Master of Business Administration from the Kellogg Graduate School of Management at Northwestern University. Mr. Owens also serves as a director of the board of directors of Sunoco LP's general partner. We believe that Mr. Owens' business and management experience qualifies him to serve as a member of our board of directors.

              Paul V. Stahlin.    Mr. Stahlin will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Mr. Stahlin has over forty years of financial experience in various executive and senior leadership roles and most recently spent the past nine years employed by Fulton Financial Corporation, where he served as CEO and/or president of various banking affiliates, including Somerset Valley Bank, Skylands Community Bank and most recently as Regional President of Fulton Bank of New Jersey. Prior to that he served as Executive Vice President and Chief Financial Officer of Fleet Credit Card. Mr. Stahlin also previously served as Chairman of the Board of the Association of International Certified Professional Accountants, as Chairman of the Board of Somerset Medical Center and serves on the boards of Robert Wood Johnson University Hospital and the Robert Wood Johnson Health System. Mr. Stahlin also served as the Chairman of the Board and Governing Council of the American Institute of Certified Public Accountants. Mr. Stahlin currently serves on the board of directors of a number of corporations including Fulton Bank of New Jersey, Miami International Holdings Inc. and International American Supermarkets Corp. Mr. Stahlin is a graduate of Montclair State University and is a Certified Public Accountant and Chartered Global Management Accountant. Mr. Stahlin has been recognized by Accounting Today as one of the top 100 most influential people in the accounting profession. Mr. Stahlin began his career at Price Waterhouse, now PricewaterhouseCoopers, as a public accountant. We believe that Mr. Stahlin's business, finance and management experience qualifies him to serve as a member of our board of directors.

              Michael J. Hennigan.    Mr. Hennigan will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part and has been a member of the board of managers of PES LLC since March 2013. Mr. Hennigan currently serves as President and Chief Executive Officer of Sunoco Partners LLC, the general partner of Sunoco Logistics, and has served in such roles since June 2010 and March 2012, respectively. Prior to that, Mr. Hennigan was Chief Operating Officer of Sunoco Partners LLC from July 2010 to March 2012 and previously Vice President, Business Development from May 2009 to June 2010. Prior to joining Sunoco Logistics, Mr. Hennigan was employed in the following positions at Sunoco: Senior Vice President,

Business Improvement and Senior Vice President, Supply, Trading, Sales and Transportation. Mr. Hennigan is currently a member of the board of directors of Sunoco Partners LLC, the general partner of Sunoco Logistics, and Niska Gas Storage Partners LLC, where he also serves on both the audit committee and the compensation committee (as chairman). Mr. Hennigan also served as a director of SunCoke Energy Inc. from June 2011 to January 2012. Mr. Hennigan has a B.S. in Chemical Engineering from Drexel University. We believe Mr. Hennigan's business, finance and management experience qualifies him to serve as a member of our board of directors.

              Stanley Riemann.    Mr. Riemann will become a member of our board of directors upon the effective date of the registration statement of which this prospectus forms a part. Mr. Riemann served as chief operating officer of CVR, and its predecessors from 2004 through 2014. Prior to joining CVR, Mr. Riemann held various positions associated with the Crop Production and Petroleum Energy Division of Farmland Industries, Inc. ("Farmland") for over 29 years, including its Executive Vice President and the President of its Energy and Crop Nutrient Division. In this capacity, Mr. Riemann was directly responsible for managing the petroleum refining operation and all domestic fertilizer operations, which included the Trinidad and Tobago nitrogen fertilizer operations. His leadership also extended to managing Farmland's interests in SF Phosphates in Rock Springs, Wyoming and Farmland Hydro, L.P., a phosphate production operation in Florida, and managing all company-wide transportation assets and services. Mr. Riemann served as a board member and board chairman on several industry organizations including the Phosphate Potash Institute, Florida Phosphate Council, and International Fertilizer Association. He currently serves on the Board of The Fertilizer Institute. Mr. Riemann received a bachelor of science from the University of Nebraska and an MBA from Rockhurst University. We believe Mr. Riemann's extensive business and management experience qualifies him to serve as a member of our board of directors.

Board Composition

              In connection with this offering, we will enter into a stockholders agreement with PESC Company and the selling stockholders pursuant to which our board of directors will be comprised of eleven members upon the closing of this offering. Our board will initially be composed of (i) six designees of PESC Company and the selling stockholders (four of whom will be designated by Carlyle and two of whom will be designated by PES Equity); (ii) our Chief Executive Officer and (iii) four independent directors, who will be designated by PESC Company and the selling stockholders at the direction of Carlyle and with the consent of PES Equity. PESC Company and the selling stockholders will retain the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements by them in our company and by Carlyle and PES Equity in PESC Company. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

              Members of the board of directors will be elected at our annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote of the stockholders.

              Upon completion of this offering, we will be a "controlled company" under the NYSE corporate governance rules for so long as PESC Company and the selling stockholders continue to control more than 50% of the voting power of our capital stock for the election of directors after the completion of this offering. As a result, we will be eligible for exemptions from provisions of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a nominating and corporate governance committee, (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (iv) the requirement that there be an annual performance evaluation of the corporate governance and compensation committees.

              Following this offering, we intend to utilize some of these exemptions. As a result, we will not have a majority of independent directors or a nominating and corporate governance committee and our compensation committee will not consist entirely of independent directors. In addition, although we will have adopted a charter for our compensation committee and intend to conduct annual performance evaluations of the committee, our compensation committee will not be composed entirely of independent directors immediately following the completion of this offering. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we are not, or cease to be, a controlled company within the meaning of these rules, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Committees of the Board of Directors

              Our board of directors will have an audit committee and a compensation committee, and may have such other committees as the board of directors determines from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

              Our audit committee will consist of Paul V. Stahlin, Vicky A. Bailey, Gregory C. King and Stanley Riemann. Paul V. Stahlin will serve as chairperson of our audit committee. The audit committee members will meet the independence and experience standards established by the NYSE and the Exchange Act. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

              Our board of directors will adopt a written charter for our audit committee, a copy of which will be available on our website as soon as practicable upon completion of this offering.

Compensation Committee

              Our compensation committee will consist of David M. Marchick, Rodney S. Cohen and Robert W. Owens. Rodney S. Cohen will serve as chairperson of our compensation committee. Our compensation committee will be responsible for assisting our board of directors in discharging its responsibilities relating to setting our compensation program and compensation of our executive officers and directors, monitoring our incentive and equity-based compensation plans and preparing our compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

              Our board of directors will adopt a written charter for our compensation committee, a copy of which will be available on our website as soon as practicable upon the completion of this offering.

              Our chief executive officer and other executive officers will regularly report to the non-executive directors and our audit and compensation committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Our principal accounting officer reports directly to our chief financial officer. We believe that the board's leadership structure provides appropriate risk oversight of our activities.

Compensation Committee Interlocks and Insider Participation

              We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Code of Business Conduct and Ethics

              Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Principles and Board Matters

              Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

              This Compensation Discussion and Analysis provides an overview and analysis of the executive compensation program for our named executive officers and the compensation decisions for our named executive officers during 2014. This discussion is intended to be read in conjunction with the executive compensation tables and related disclosures that follow.

              For the year ended December 31, 2014, our named executive officers are:

  •
  Philip L. Rinaldi, Chief Executive Officer and Chairman of the Board,

  •
  James T. Rens, Executive Vice President, Chief Financial Officer,

  •
  David M. Ritter, Former Executive Vice President and Chief Operating Officer,

  •
  Gregory G. Gatta, Executive Vice President, Chief Operations Officer, and

  •
  John B. McShane, Executive Vice President, General Counsel and Secretary.

              Compensation for our named executive officers has historically been determined by the board of managers of PES LLC (the "PES LLC Board"). The PES LLC Board has intended for our named executive officers' compensation to be significantly performance-based and allocates total compensation between compensation elements, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, in a manner intended to align the interests of our named executive officers with the interests of our equityholders, reward value creation and provide competitive pay and benefits. Variable incentive compensation has been a key component of our compensation strategy.

              The primary elements and objectives of our named executive officers' compensation are summarized in the following table.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities and to attract and retain individuals with superior talent.
Annual incentive bonus	To promote near-term performance objectives and reward individual contributions to the achievement of those objectives. Annual incentive bonuses include a deferred payout component to promote executive retention.
Equity incentive awards	To emphasize long-term performance objectives, encourage meaningful long-term value creation and retain key executives by providing an opportunity to participate equity ownership.
Severance benefits	To encourage the continued attention and dedication of key individuals and to focus the attention of key individuals when considering strategic alternatives.
Retirement savings (401(k)) plan	To provide an opportunity for tax-efficient savings.
Other elements of compensation and perquisites	To attract and retain talented executives in a cost-efficient manner by providing benefits with high perceived values at relatively low cost.

              To serve the foregoing objectives, our overall compensation program has generally been designed to be adaptive rather than formulaic. In alignment with the objectives set forth above, the PES LLC Board has generally determined overall compensation, and its allocation among the elements described above, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparable companies in our and similar industries. Historically, we have not relied on independent compensation consultants in determining compensation amounts or the allocation of compensation among the different components thereof.

Compensation Overview

              The overall compensation program for our named executive officers is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. The PES LLC Board believes compensation should be structured to ensure that a significant portion of compensation opportunity relates to factors that directly and indirectly influence long-term value. Consistent with this performance-based philosophy, our named executive officers receive a competitive base salary and significant incentive-based compensation, which includes variable awards under our annual incentive bonus programs based on our financial and operational performance and each named executive officer's individual performance. Our named executive officers also receive equity-based incentives, which are meant to align the named executive officers' interests with long-term performance.

              Total compensation for our named executive officers has been allocated between cash and equity compensation, taking into consideration a balance between providing short-term incentives, retention and driving long-term value creation. We provide variable cash bonus awards along with equity-based incentives so that total compensation reflects our overall success or failure and to motivate the named executive officers and reward their performance. In anticipation of our initial public offering, we intend to adopt a new incentive plan (the "Incentive Award Plan"), which is discussed in more detail under "—2015 Incentive Award Plan" below.

Determination of Compensation Awards

              Compensation decisions for our named executive officers have historically been made by the PES LLC Board or, beginning upon its formation in December 2014, the Compensation Committee of the PES LLC Board (the "PES LLC Compensation Committee"). As of December 2014, the PES LLC Compensation Committee is charged with, among other things, reviewing compensation policies and practices to ensure (i) adherence to our compensation philosophies and (ii) that the total compensation paid to our named executive officers is fair, reasonable and competitive, taking into account our position within our industry, including our comparative performance, and our named executive officers' level of expertise and experience in their respective positions. In furtherance of the considerations described above, the PES LLC Compensation Committee is primarily responsible for (i) determining any base salary adjustments, (ii) assessing the performance of the Chief Executive Officer and other named executive officers for each applicable performance period and (iii) determining the incentive bonus compensation to be paid to our Chief Executive Officer and other named executive officers for each year.

              Prior to the formation of the PES LLC Compensation Committee in December 2014, compensation decisions were carried out by the PES LLC Board. In determining compensation levels for our named executive officers, the PES LLC Board considered each named executive officer's position and responsibility and relied upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry. In this regard, we believe that base salaries for our named executive officers should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our industry but have not historically sought comparisons against pay levels in any identified peer group. Each named executive officer's current and prior compensation is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the named executive officer in light of competition or in order to provide continuing performance incentives. With respect to named executive officers other than our Chief Executive Officer, compensation determinations have typically been made in consultation with and based upon recommendations made by our Chief Executive Officer.

              When making compensation determinations, the PES LLC Board has not made regular use of benchmarking or of compensation consultants, and did not make use of benchmarking or compensation consultants when determining the 2014 compensation for our named executive officers. Rather, taking into account the considerations described above, the PES LLC Board has generally determined the amount and the allocation of total compensation among compensation components for our named executive officers in reliance upon the judgment and industry knowledge of the PES LLC Board's members and the recommendations of our Chief Executive Officer, except with respect to his own compensation. Going forward, we expect that the same considerations historically used by the PES LLC Board will be used in making future compensation decisions for our named executive officers.

Base Salary

              Base salaries for our named executive officers have generally been set at a level deemed necessary to attract and retain individuals with superior talent. Base salary increases are determined based upon changes in position or job responsibilities, demonstrated proficiency and performance of the executive officers and market conditions, each as assessed by the PES LLC Board. No formulaic base salary increases are provided to the named executive officers.

              For 2014, the PES LLC Board determined to provide a base salary increase to Mr. Gatta to reward his continuing demonstrated leadership and proficiency in guiding our business and his promotion to the position of Chief Administrative Officer. His salary was increased from $300,000 to $380,000, effective January 1, 2014. The amount of Mr. Gatta's base salary increase was determined by the PES LLC Board, in conjunction with recommendations made by the Chief Executive Officer, with the intent of providing him base salary compensation that is fair, reasonable and competitive with executive officers in similar positions and with similar responsibilities in our marketplace. For Mr. Ritter, who joined PES LLC in March of 2014, base salary level was determined by direct arms-length negotiations with him, taking into account similar market considerations. None of our other named executive officers received any base salary adjustments in or for 2014.

              The 2014 annual base salaries for our named executive officers are set forth in the following table:

Named Executive Officer	2014 Annualized Base Salary ($)
Philip L. Rinaldi	750,000
James T. Rens	380,000
David M. Ritter	525,000
Gregory G. Gatta	380,000
John B. McShane	325,000

Annual Cash Incentive Awards

    Basic Annual Incentive Awards

              Historically, the compensation programs for our named executive officers have been structured to reward them in the form of an annual cash incentive award based on our financial and operational performance and their contributions to that performance. Annual cash incentive opportunities are expressed as a percentage of each named executive officer's base salary. For 2014, Messrs. Rinaldi, Ritter and Gatta had a target cash incentive award level of 50% of base salary and were eligible to receive a maximum award of up to 150% of base salary. Messrs. Rens and McShane had a target cash incentive award level of 45% of base salary and were eligible to receive a maximum award of up to 135% of base salary. These amounts do not include the deferred portion of the annual bonus, which is discussed below.

              While the employment agreements for certain of our named executive officers provide for annual incentive awards to be paid based on the attainment of a target budget for each applicable year, the PES LLC Board and PES LLC Compensation Committee have not historically established any specific performance targets or metrics in relation to cash incentive opportunities and did not do so for 2014. Rather, annual incentive award decisions for 2014 were made at the end of the year based upon all available information and the relevant PES LLC Board members' general industry knowledge and experience, with a view toward providing a fair, equitable and market competitive annual incentive award to each of our named executive officers. In making these determinations for 2014, the PES LLC Compensation Committee considered the following:

  •
  good financial performance for the year, including earnings and cash flow results that represented a meaningful return on investment to our equityholders, good operational performance and significant financing and capital markets activities;

  •
  strong organizational growth as we continued to develop as a stand-alone company during 2014 and began to prepare for this offering; and

  •
  strong individual performance and commitment of our named executive officers to our growth and success in 2014, individual performance adjustments for each of our named executive officers for 2014 were based on a subjective evaluation of each executive's total perceived contributions and commitment to our organization in 2014 and generally did not result in significant differences in award levels.

              Based on the foregoing considerations, the PES LLC Compensation Committee determined to grant cash incentive awards at a level of approximately 105% to 110% of each named executive officer's base salary for 2014, except that Mr. Ritter received a partially reduced award in relation to his partial year of service with us in 2014.

Deferred Incentive Awards

              In addition to the basic annual cash incentive awards described above, we maintain a deferred cash incentive program for each of our named executive officers, pursuant to which they are entitled to receive additional deferred payments in relation to their annual incentive awards. Specifically, for any year during which the named executive officer earns an annual cash incentive award, he would be entitled to receive an additional amount (the "deferred bonus"), equal to 60% of the annual cash incentive award earned for the applicable year. The deferred bonus is payable in three equal installments in January of each successive year after the year in which the original incentive award to which the deferred bonus relates is paid, in each case subject to the named executive officer's continued employment through the later payment date. We believe the payment of these deferred bonuses to our named executive officers serves not only to motivate the named executive officers to perform but also to encourage their retention because of the deferred basis on which the amounts are paid.

Equity Incentive Awards

              We do not currently have a formal policy with respect to requiring our executive officers to own equity interests. However, we have historically encouraged equity ownership by our named executive officers through the award of incentive units ("Incentive Units"). The Incentive Units are limited liability company interests that were intended to constitute profits interests for purposes of the Code. In addition, following the acquisition of the Philadelphia refining complex, Messrs. Rinaldi and Rens each made a substantial equity capital investment in our business. We believe that equity participation by our named executive officers encourages retention and provides our named executive officers with a strong incentive to increase value.

              We have not historically made annual or regular periodic equity grants to our named executive officers. Rather, Incentive Units were granted to the named executive officers upon the named executive officer's commencement of employment. None of our named executive officers has received an additional Incentive Unit grant subsequent to the initial award. A number of factors were considered in determining the amount of the Incentive Units to award to each named executive officer, such as the relative scope of a named executive officer's duties and responsibilities, individual employment history and experience and the ability to contribute to future increases in equity value.

              The Incentive Units were intended to constitute "profits interests" for United States federal income tax purposes. The Incentive Units allowed the named executive officers to share in equity value appreciation following the date of grant. The Incentive Units were initially subject to forfeiture with respect to 100% of the awards in the event of a grantee's termination of service with us. These forfeiture restrictions generally lapse in five equal annual installments following the date of grant, subject to continued service with us on each applicable lapse. The Incentive Units participate in distributions in accordance with their terms, regardless of any forfeiture restrictions. In connection with this offering, the Incentive Units will be converted into limited partner interests in PESC Company of the same class and type as those held by Carlyle and PES Equity and will generally correspond to shares of our Class B common stock and the LLC Units.

              The terms of the Incentive Units originally provided that the applicable forfeiture restrictions on the Incentive Units would lapse upon the occurrence of a change in control or upon the consummation of an initial public offering. However, as part of the organizational transactions in connection with this offering, the PES LLC Compensation Committee has determined that in the event one of our executive officers voluntarily resigns his or her employment with us without good reason prior to the earlier of (a) 912 days after the pricing of this offering and (b) the date on which Carlyle, other investors associated with The Carlyle Group who are selling stockholders in this offering, their affiliates and their respective successors and assigns together own less than 25% of the aggregate voting power in us (whether directly through the ownership of shares of our Class A common stock or indirectly through the ownership of interests in PESC Company), then he or she should be required to forfeit that percentage of his or her interests in PESC Company that corresponded to the percentage of his or her Incentive Units that would not have vested prior to his or her resignation date in accordance with the time-based vesting schedule of the Incentive Units. In such event, PESC Company will forfeit an equal number of LLC Units and shares of Class B common stock.

              During 2014, in connection with his commencement of employment, Mr. Ritter received a one-time grant of 1,800 Incentive Units, with the amount of such award being determined based on the considerations described above. The Incentive Units granted to Mr. Ritter included features designed to ensure that he share only in equity value appreciation following the date of grant. Mr. Ritter's unvested Incentive Units were forfeited upon his departure from PES LLC in April 2015.

Employment and Severance Arrangements

              The PES LLC Board considers the maintenance of a sound management team to be essential to protecting and enhancing our best interests. To that end, the PES LLC Board has recognized that the uncertainty which may exist among management with respect to their "at-will" employment could result in the departure or distraction of management personnel. Accordingly, the PES LLC Board has determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain named executive officers and to allow them to focus on the value to equityholders of strategic alternatives without concern for the impact on their continued employment.

              As a result, PES LLC has entered into employment agreements with Messrs. Rinaldi, Rens and Ritter and severance agreements with Messrs. Gatta and McShane, pursuant to which each of the named executive officers would become entitled upon a termination of their employment without cause or a resignation for good reason to receive a lump sum severance payment in an amount equal to 2.5 times base salary, provided that he timely executes a general release of claims. In addition, in the event of a termination due to the named executive officer's death or disability each of the named executive officers would be entitled to receive a partial or prorated portion of the named executive officer's annual incentive bonus for the year of termination; provided that, for Messrs. Rinaldi and Rens, such termination occurred during the second half of a bonus year.

              As used in these agreements, "cause" means (i) a conviction or plea of no contest to a misdemeanor involving moral turpitude or a felony, (ii) engaging in conduct that is materially injurious to our company, (iii) gross negligence or willful misconduct in the performance of duties, (iv) a willful refusal to perform duties or (v) with respect to executives who are subject to an employment agreement, a material breach of the agreement.

              As used in these agreements, "good reason" means (i) a material breach of the agreement, (ii) a material diminution in base salary, target annual bonus amount (with respect to Messrs. Gatta's and McShane's severance agreements), duties, authority or responsibility or (iii) a relocation of the named executive officer's primary place of employment to more than 50 miles outside of the Philadelphia, Pennsylvania metropolitan area, in each case, provided that the named executive officer has given notice of the condition and it has remained uncured for 30 days.

              Each of our named executive officers is also subject to restrictive covenants under agreements entered into with us, pursuant to which they agreed to refrain from disclosing our confidential information indefinitely, and from competing with us in certain states or soliciting our customers, employees, contractors, consultants, suppliers or vendors for two years following termination of their employment.

              Mr. Ritter departed from PES LLC in April 2015, and he received severance payments and benefits generally consistent with the terms described above.

Benefit Plans and Perquisites

              We provide our named executive officers with certain personal benefits and perquisites, which the PES LLC Board does not consider to be a significant component of their compensation but which the PES LLC Board recognizes are an important factor in attracting and retaining talented executives. Subject to the terms of the applicable plans, our named executive officers are eligible under the same plans as all other employees with respect to the medical, dental, vision, disability and life insurance plans and a tax-qualified 401(k) defined contribution plan with company matching contributions. In 2014, we also provide reimbursements to certain of our named executive officers for personal housing and living, commuting and relocation expenses and paid certain club dues for our named executive officers, which we believe advances our business interests. We provide Mr. Rinaldi with the personal use of a company-provided vehicle. We provide these supplemental benefits due to the relatively low cost of such benefits and the value they provide in attracting and retaining talented executives.

              We have also provided our named executive officers with compensation intended to reimburse them for the additional amount of taxes they pay by virtue of the Self Employment Contributions Act over the amount of taxes they would pay under the Federal Insurance Contributions Act if they were treated as employees for this purpose. These payments are intended to compensate the named executive officers for adverse tax consequences they have suffered as a result of being treated as self-employed partners as a result of their ownership of limited liability company interests in PES LLC.

              None of our named executive officers receives any other tax gross up in connection with our provision of any perquisites or personal benefits. The value of personal benefits and perquisites provided to each of our named executive officers in 2014 is set forth in our Summary Compensation Table below.

Actions in Connection with this Offering

              In connection with the consummation of this offering, the PES LLC Compensation Committee approved an increase in the base salary of Mr. Rinaldi to $900,000 and the base salaries of Messrs. Rens, Gatta and McShane to $400,000, which increases will take effect upon the consummation of this offering and will apply retroactively to April 1, 2015. The PES LLC Compensation Committee

also established new threshold and maximum cash incentive award levels for our named executive officers, as set forth in the following table (expressed as a percentage of base salary):

Named Executive Officer	Threshold Award (%)	Maximum Award (%)
Philip L. Rinaldi	60	180
James T. Rens	45	120
Gregory G. Gatta	45	120
John B. McShane	45	120

              In connection with the consummation of this offering, the PES LLC Compensation Committee also approved an amendment to Mr. Rinaldi's employment agreement increasing the severance payment that he is entitled to receive upon a termination of his employment without cause or his resignation for good reason. Upon such termination or resignation, pursuant to his amended employment agreement, Mr. Rinaldi is entitled to receive a lump sum severance payment in an amount equal to 3.0 times his base salary, provided that he timely executes a general release of claims.

              In addition, in connection with the consummation of this offering, we expect that our board of directors will make grants of restricted stock awards under our 2015 Incentive Award Plan, which is described below under the heading "—2015 Incentive Award Plan," to certain key management employees, including each of our current named executive officers, in order to reward such employees for their work in completing this offering and to properly incentivize such employees with respect to their ongoing service with us, including in respect of the additional demands that will be placed upon them in connection with our becoming a publicly traded company. The restricted stock will initially be unvested and subject to forfeiture with respect to 100% of the award in the event of the named executive officer's termination of service with us. The restricted stock will vest (and the forfeiture restrictions will lapse) in annual installments following the date of grant, subject to continued service with us on each applicable vesting date and accelerated vesting in connection with a change in control, as follows: 10% of the shares on the first anniversary of the date of grant; 15% of the shares on each of the second and third anniversaries of the date of grant; and 20% of the shares on each of the fourth, fifth and sixth anniversaries of the date of grant. The number of shares to be received by each grantee will be determined by reference to a dollar amount converted to shares at the per share price in this offering. Based on the midpoint of the price range set forth on the cover page of this prospectus, an aggregate of approximately 777,576 restricted shares would be granted, which amount includes 245,455, 72,727, 72,727 and 72,727 shares for Messrs. Rinaldi, Rens, Gatta and McShane, respectively. The grants are expected to be in addition to any ongoing annual equity awards that may be granted as part of our regular compensation processes going forward.

              In addition, upon the completion of this offering, Mr. Rinaldi will be entitled to a special cash bonus of $150,000, and Mr. Rinaldi will no longer be eligible to receive reimbursements for certain housing, meals and entertainment and other living expenses related to company-provided executive housing with respect to expenses incurred after the date of this offering.

2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Unit Awards ($)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(7)	Total ($)
Philip L. Rinaldi	2014	750,000	500	—		1,280,000	(4)	178,438	2,208,938
Chief Executive Officer &
Chairman of the Board
James T. Rens	2014	380,000	500	—		672,000	(5)	71,180	1,123,680
Executive Vice President,
Chief Financial Officer
David M. Ritter(1)	2014	403,846	125,500	2,290,446	(3)	560,000	(6)	122,783	3,502,575
Former Executive Vice President &
Chief Operating Officer
Gregory G. Gatta	2014	380,000	500	—		672,000	(5)	45,872	1,098,372
Executive Vice President,
Chief Operations Officer
John B. McShane	2014	325,000	500	—		560,000	(6)	48,807	934,307
Executive Vice President,
General Counsel & Secretary

(1)
Mr. Ritter departed from PES LLC in April 2015.

(2)
Represents a $500 safety award bonus for each named executive officer, plus, for Mr. Ritter, a sign-on bonus payment of $125,000 in connection with his commencement of employment in 2014.

(3)
Represents the aggregate grant date fair value of the Incentive Unit award granted to Mr. Ritter in connection with his commencement of employment in 2014, as determined in accordance with FASB ASC Topic 718. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

(4)
Represents $800,000 earned under our annual incentive bonus program for 2014, plus a $480,000 deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(5)
Represents $420,000 earned under our annual incentive bonus program for 2014, plus a $252,000 deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(6)
Represents $350,000 earned under our annual incentive bonus program for 2014, plus a $210,000 deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(7)
Represents the following amounts:

Name	Employer Defined Contribution to 401(k) Plan ($)	Reimbursement of Excess SECA Tax ($)(a)	Personal Housing and Living Expenses ($)(b)	Commuting Expenses ($)	Company- provided Vehicle ($)	Relocation Reimbursement ($)(c)	Club Dues ($)	Other Perquisites and Personal Benefits ($)	Total ($)
Philip L. Rinaldi	31,200	24,537	97,368	—	11,487	—	11,351	2,495	178,438
James T. Rens	31,200	15,505	—	—	—	22,339	2,136	—	71,180
David M. Ritter	30,858	—	558	35	—	85,385	5,877	70	122,783
Gregory G. Gatta	31,200	14,672	—	—	—	—	—	—	45,872
John B. McShane	31,200	15,471	—	—	—	—	2,136	—	48,807

(a)
Represents compensation intended to reimburse the named executive officer for the additional amount of taxes paid by virtue of the Self Employment Contributions Act over the amount of taxes the named executive officer would pay under the Federal Insurance Contributions Act if the named executive officer were treated as an employee for this purpose. These payments are intended to compensate the named executive officers for adverse tax consequences they have suffered as a result of being treated as self-employed partners.

(b)
Represents housing, meals and entertainment and other living expenses related to company-provided executive housing.

(c)
Represents compensation intended to reimburse the named executive officer for relocation expenses incurred in connection with their commencement of employment or shortly thereafter.

2014 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
				All Other Stock Awards: Number of Units(#)(2)
					Grant Date Fair Value of Unit Awards($)(3)
Name	Grant Date	Target ($)	Maximum ($)
Philip L. Rinaldi	—	600,000	1,800,000	—	—
James T. Rens	—	273,600	820,800	—	—
David M. Ritter	8/1/2014	420,000	1,260,000	1,800	2,290,446
Gregory G. Gatta	—	304,000	912,000	—	—
John B. McShane	—	234,000	702,000	—	—

(1)
Represents annual incentive bonuses for 2014 under the annual bonus program, plus deferred bonuses. For additional information regarding the annual bonus program, see "—Annual Cash Incentive Awards" above.

(2)
Represents the number of Incentive Units granted to Mr. Ritter in connection with his commencement of employment with PES LLC in 2014. The incentive units are limited liability company interests in PESC Company.

(3)
Represents the aggregate grant date fair value of the Incentive Units granted during 2014, as determined in accordance with FASB ASC Topic 718. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

Outstanding Equity Awards at 2014 Fiscal Year-End

		Unit Awards(1)
Name	Grant Date	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)(2)
Philip L. Rinaldi	12/6/2012	5,027	18,099,848
James T. Rens	12/6/2012	1,885	6,787,983
David M. Ritter	8/1/2014	1,800	2,069,676
Gregory G. Gatta	12/19/2012	864	3,110,979
John B. McShane	12/19/2012	707	2,544,954

(1)
Represents Incentive Units held by our named executive officers that remain subject to forfeiture restrictions as of December 31, 2014. The Incentive Units are limited liability company interests in PESC Company that are intended to permit the holder to share in equity value appreciation following the date of grant and to constitute profits interests under the Code. The forfeiture restrictions on the Incentive Units lapse, in five substantially equal annual installments following the grant date, subject to accelerated vesting in connection with certain events. For additional information, see "—Equity Incentive Awards" above.

(2)
The amount shown reflects an estimate of the fair market value of the units as of December 31, 2014, as determined based on guidance provided by a third party valuation firm.

2014 Units Vested

	Unit Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Philip L. Rinaldi	1,676	6,033,283
James T. Rens	628	2,262,661
David M. Ritter	—	—
Gregory G. Gatta	288	1,036,993
John B. McShane	236	848,318

(1)
Amount shown represents a fair market value estimate, using the same December 31, 2014 valuation estimate as reflected in the values shown above in the table headed "Outstanding Equity Awards at 2014 Fiscal Year-End."

2014 Pension Benefits

              None of our named executive officers participated in a defined benefit pension plan during the year ended December 31, 2014.

2014 Non-Qualified Deferred Compensation

              None of our named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2014.

Potential Payments Upon Termination or Change in Control

              The following table provides information regarding the payments each of our named executive officers would have received upon a change in control or qualifying termination of employment, in each case, assuming the applicable event occurred on December 31, 2014.

	Form of Payment
Name/Triggering Event	Cash Severance ($)(1)	Prorated Bonus ($)(2)	Equity Awards ($)(3)	Total ($)
Philip L. Rinaldi
Change in Control	—	—	18,099,848	18,099,848
Death/Disability	—	800,000	—	800,000
Involuntary Termination(4)	1,875,000	—	—	1,875,000
James T. Rens
Change in Control	—	—	6,787,983	6,787,983
Death/Disability	—	420,000	—	420,000
Involuntary Termination(4)	950,000	—	—	950,000
David M. Ritter(5)
Change in Control	—	—	2,069,676	2,069,676
Death/Disability	—	350,000	—	350,000
Involuntary Termination(4)	1,312,500	—	—	1,312,500
Gregory G. Gatta
Change in Control	—	—	3,110,929	3,110,929
Death/Disability	—	420,000	—	420,000
Involuntary Termination(4)	950,000	—	—	950,000
John B. McShane
Change in Control	—	—	2,544,954	2,544,954
Death/Disability	—	350,000	—	350,000
Involuntary Termination(4)	812,500	—	—	812,500

(1)
Represents an amount equal to 2.5 times the named executive officer's annual base salary.

(2)
Represents a prorated portion of the named executive officer's annual incentive bonus that would have been payable in the year of termination. Because the table assumes a termination occurring December 31, 2014, the amount shown represents the full bonus for the year.

(3)
Represents the value of Incentive Units that would vest in connection with a change in control.

(4)
Involuntary termination includes a termination by PES LLC without cause or by the named executive officer for good reason. For additional information, see "—Employment and Severance Arrangements."

(5)
Mr. Ritter terminated employment with us in April 2015 and received severance benefits generally consistent with the terms of his employment agreement and illustrated in the table above.

PES LLC Board Member Compensation

              PES LLC Board members, who are our employees or who are representatives of Carlyle or PES Equity, historically have not received additional compensation for serving on the PES LLC Board or its committees. The non-employee members on the PES LLC Board received an additional cash retainer of $75,000 and are eligible to receive Incentive Units to the same extent as other service providers. The Incentive Units generally vest, and the restrictions on unvested Incentive Units generally lapse, in five substantially equal annual installments, subject to forfeiture if the member is no longer serving on the PES LLC Board on the applicable vesting date. Following the consummation of this offering, compensation for non-employee directors will be paid under our non-employee director compensation policy, which is described below.

              In 2014, we provided the following compensation to members serving on the PES LLC Board:

Name	Fees Earned or Paid in Cash ($)	Unit Awards ($)(1)(2)	Total ($)
Gregory C. King	75,000	209,280	284,280

(1)
Represents the aggregate grant date fair value of the Incentive Units granted to Mr. King during 2014, as determined in accordance with FASB ASC Topic 718. The Incentive Units granted to Mr. King include features designed to ensure that he only shares in the appreciation of the value of the Incentive Units following the date of grant. The Incentive Units are limited liability company interests in PESC Company. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

(2)
As of December 31, 2014, Mr. King held 419 Incentive Units, which are subject to forfeiture if he is no longer serving on the PES LLC Board on the applicable vesting date.

Our Non-Employee Director Compensation Policy

              In connection with and prior to the consummation of this offering, our board of directors will adopt and our stockholders will approve a non-employee director compensation policy, pursuant to which we will pay annual compensation to the members of our board of directors who are not employees of us or our affiliates and, unless our board of directors otherwise determines, who are not employed by or affiliated with Carlyle or PES Equity, which persons we refer to as our non-employee directors. The policy will initially provide that compensation for our non-employee directors will consist of the following:

  •
  an annual retainer fee of $75,000, payable quarterly, either in cash or in fully vested shares of our Class A common stock, at the non-employee director's election;

  •
  an annual award of restricted stock to be granted under the 2015 Incentive Award Plan (described below) in an amount equal to $125,000, which will vest in a single installment after one year; and

  •
  an annual fee for service as the chairperson on a standing committee of the board in the following amounts: audit committee chair: $17,500; compensation committee chair: $15,000; and other committee chair: $12,500. The committee chair fees will be payable quarterly either in cash or in fully vested shares of our Class A common stock, at the non-employee directors' election, and only to the extent the applicable committee is chaired by a non-employee director.

              Our directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Officers and employees of us and our affiliates and, unless otherwise determined by our board of directors, individuals who are employed by or affiliated with Carlyle or PES Equity who also serve as members of our board of directors will not receive additional compensation for their service as directors. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

              The non-employee director compensation policy may be amended at any time by our board of directors in its sole discretion, without approval by our stockholders, subject to the limitations set forth in our 2015 Incentive Award Plan, which is described below.

2015 Incentive Award Plan

              In connection with and prior to the consummation of this offering, we will adopt and our stockholders will approve a 2015 Incentive Award Plan under which we may grant cash and equity incentive awards and compensation to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Incentive Award Plan are summarized below.

Eligibility and Administration

              Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Incentive Award Plan. Following this offering, the Incentive Award Plan will be administered by our board of directors, which may delegate its duties and responsibilities to our compensation committee or to other committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act or other law, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

              An aggregate of 5,982,417 shares of our Class A common stock will initially be available for issuance under awards granted pursuant to the Incentive Award Plan. No more than 5,982,417 shares of Class A common stock may be issued upon the exercise of incentive stock options. Shares issued under the Incentive Award Plan may be authorized but unissued shares, or shares purchased in the open market.

              If an award under the Incentive Award Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Award Plan. Awards granted under the Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Incentive Award Plan.

Awards

              The Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, other stock or cash based awards and stock appreciation rights, or SARs. Certain awards under the Incentive Award Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All equity awards under the Incentive Award Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting, performance conditions, if any, and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock and RSUs.  Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Other Stock or Cash Based Awards.  Other stock based awards are awards of fully vested shares of our Class A common stock and awards other than those enumerated in this summary above that are denominated in, linked to or derived from shares of our Class A common stock or value metrics related to our shares, which may remain forfeitable unless and until specified conditions are met. Cash based awards are cash incentive bonuses and other cash payments, which may be subject to performance goals.

Performance Based Awards

              Performance based awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings (either before or after one or more of (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit, operating margin or refining margin; (xiii) costs; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) market share; (xx) economic value; (xxi) revenue; (xxii) revenue growth; (xxiii) improvements in capital structure; (xxiv) profitability of an identifiable business unit or product; (xxv) environmental, health and safety; (xxvi) reportable air emissions or spills to water or ground; (xxvii) OSHA-recordable personal injuries or lost time accidents; (xxviii) process safety incidents; (xxix) trucking incidents; (xxx) commercial optimization and (xxxi) crude oil throughput (expressed as a number of barrels per day or the average number of barrels per day).

Provisions in the Incentive Award Plan Relating to Non-Employee Director Compensation

              The Incentive Award Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the Incentive Award Plan's limitations. Non-employee director compensation will initially be paid pursuant to and in amounts as set forth under our non-employee director compensation policy, which is described above under the heading "—Our Non-Employee Director Compensation Policy." Our board of directors may amend or replace the non-employee director compensation policy from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation and the grant date fair value of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $500,000. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Certain Transactions

              The plan administrator has broad discretion to take action under the Incentive Award Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Incentive Award Plan and outstanding awards. Upon or in anticipation of a change of control or other corporate transaction, the plan administrator may cause any outstanding awards to vest or to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Claw-Back Provisions; Transferability and Participant Payments

              All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the Incentive Award Plan and exercise price obligations arising in connection with the exercise of stock options under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A common stock that meet specified conditions, a promissory note, a "market sell order", such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

              Our board of directors may amend or terminate the Incentive Award Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Incentive Award Plan. The plan administrator will not have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the Incentive Award Plan after the tenth anniversary of the date on which our board of directors adopts the Incentive Award Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table provides certain information regarding the beneficial ownership of our outstanding Class A common stock and Class B common stock as of the date hereof, after giving effect to our organizational transactions and this offering, for:

  •
  each person or group who beneficially owns more than 5% of our Class A common stock or Class B common stock;

  •
  the selling stockholders;

  •
  each of our directors and director nominees;

  •
  each of our named executive officers; and

  •
  all of our current executive officers, directors and director nominees as a group.

Name of beneficial owner(1)	Shares of Class A Common Stock to be Beneficially Owned	Percentage of Class A Common Stock to be Beneficially Owned	Shares of Class B Common Stock to be Beneficially Owned	Percentage of Class B Common Stock to be Beneficially Owned	Voting Interest to be Beneficially Owned
5% Stockholders
PESC Company, LP(2)	—	—%	50,182,064	100%	62.9%
Investment funds affiliated with The Carlyle Group(3)	14,431,986	48.8%	50,182,064	100%	81.0%
Directors, Director Nominees and Named Executive Officers
Philip L. Rinaldi(4)	245,455	*	—	—%	*
James T. Rens(5)	72,727	*	—	—%	*
Gregory G. Gatta(6)	72,727	*	—	—%	*
John B. McShane(7)	72,727	*	—	—%	*
David W. Albert	—	—%	—	—%	—%
David A. Stonehill	—	—%	—	—%	—%
David M. Marchick	—	—%	—	—%	—%
Rodney S. Cohen	—	—%	—	—%	—%
Gregory C. King	—	—%	—	—%	—%
Vicky A. Bailey	—	—%	—	—%	—%
Robert W. Owens	—	—%	—	—%	—%
Paul V. Stahlin	—	—%	—	—%	—%
Michael J. Hennigan	—	—%	—	—%	—%
Stanley Riemann	—	—%	—	—%	—%
All Executive Officers, Directors and Director Nominees as a group (14 persons)	463,636	1.6%	—	—%	*

*
Represents less than 1%.

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 1735 Market Street, 10th Floor, Philadelphia, Pennsylvania 19103.

(2)
Carlyle PES, L.L.C. is the managing member of PESC Company GP, LLC, which is the general partner of PESC Company. David W. Albert, Rodney S. Cohen, Rahul Culas, Daniel A. D'Aniello and David Stonehill are the Managing Directors of Carlyle PES, L.L.C. and, in such capacity, may be deemed to share voting and dispositive power with respect to the shares of common stock held of record by PESC Company. Each such individual disclaims beneficial ownership of such shares. The shares owned of record by PESC Company may be deemed to be beneficially owned by investment funds affiliated with The Carlyle Group. The address for each of the persons or entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(3)
Includes (i) 6,856,362 shares of Class A common stock held of record by Carlyle CEMOF AIV Investors Holdings, L.P. ("CEMOF AIV"); (ii) 7,575,624 shares of Class A common stock held of record by Carlyle CEOF AIV Investors Holdings, L.P. ("CEOF AIV" and, together with CEMOF AIV, the "selling stockholders"); and 50,182,064 shares of Class B common stock held of record by PESC Company which, by reason of the relationships described below, may be deemed to be beneficially owned by investment funds affiliated with The Carlyle Group.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the sole shareholder of Carlyle Holdings I GP Inc. and the managing member of Carlyle Holdings II GP L.L.C.

Carlyle Holdings I GP Inc. is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of each of TC Group CEMOF, L.L.C., and Carlyle Equity Opportunity GP AIV, L.L.C. TC Group CEMOF, L.L.C. is the general partner of CEMOF General Partner, L.P., which is the general partner of each of Carlyle Energy Mezzanine Opportunities Fund, L.P. and CEMOF AIV. Carlyle Equity Opportunity GP AIV, L.L.C. is the general partner of Carlyle Equity Opportunity GP AIV, L.P., which is the general partner of CEOF AIV.

Carlyle Holdings II GP L.L.C. is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of Carlyle Equity Opportunity GP, L.L.C., which is the general partner of Carlyle Equity Opportunity GP, L.P., which is the general partner of Carlyle U.S. Equity Opportunity Fund, L.P.

Carlyle Energy Mezzanine Opportunities Fund, L.P. and Carlyle U.S. Equity Opportunity Fund, L.P. are the managing members of Carlyle PES, L.L.C., which is the managing member of PESC Company GP, LLC, which is the general partner of PESC Company.

David W. Albert, Rodney S. Cohen, Rahul Culas, Daniel A. D'Aniello and David Stonehill are the Managing Directors of Carlyle PES, L.L.C., and, in such capacity, may be deemed to share voting and dispositive power with respect to the shares of Class A common stock and Class B common stock held of record by the selling stockholders and PESC Company, as applicable. Each such individual disclaims beneficial ownership of such securities.

The address for each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands. The address of each of the persons or entities named in this footnote is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(4)
As described in "Compensation and Discussion Analysis—Actions in Connection with this Offering," based on the midpoint of the price range set forth on the cover page of this prospectus, we intend to grant Mr. Rinaldi 245,455 shares of restricted Class A common stock in connection with the consummation of this offering.

(5)
As described in "Compensation and Discussion Analysis—Actions in Connection with this Offering," based on the midpoint of the price range set forth on the cover page of this prospectus, we intend to grant Mr. Rens 72,727 shares of restricted Class A common stock in connection with the consummation of this offering.

(6)
As described in "Compensation and Discussion Analysis—Actions in Connection with this Offering," based on the midpoint of the price range set forth on the cover page of this prospectus, we intend to grant Mr. Gatta 72,727 shares of restricted Class A common stock in connection with the consummation of this offering.

(7)
As described in "Compensation and Discussion Analysis—Actions in Connection with this Offering," based on the midpoint of the price range set forth on the cover page of this prospectus, we intend to grant Mr. McShane 72,727 shares of restricted Class A common stock in connection with the consummation of this offering.

              Carlyle CEMOF AIV Investors Holdings, L.P. and Carlyle CEOF AIV Investors Holdings, L.P., or the selling stockholders, are affiliates of Carlyle that will acquire shares of our Class A common stock in connection with the transactions described under "Organizational Transactions." The following table sets forth information concerning the ownership of Class A common stock by the selling stockholders immediately before and after this offering.

				Percentage of Class A Common Stock to be Beneficially Owned After the Offering
	Shares of Class A Common Stock Owned Prior to the Offering	Shares of Class A Common Stock Being Offered
Name of selling stockholder		Assuming No Exercise of Underwriters' Option	Assuming Exercise of Underwriters' Option in Full	Assuming No Exercise of Underwriters' Option	Assuming Exercise of Underwriters' Option in Full
Carlyle CEMOF AIV Investors Holdings, L.P.	8,464,128	1,607,766	1,848,931	23.2%	21.1%
Carlyle CEOF AIV Investors Holdings, L.P.	9,352,052	1,776,428	2,042,892	25.6%	23.3%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              The following is a description of transactions since September 8, 2012, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under "Compensation Discussion and Analysis." Each of the related party transactions described below was negotiated on an arm's length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

PES LLC Operating Agreement

              In connection with the completion of this offering, we, the PES Investors Entities and PESC Company will enter into the PES LLC Operating Agreement.

              Appointment as Managing Member.    Under the PES LLC Operating Agreement, we will become the sole managing member of PES LLC. As the sole managing member, we, through our officers and directors, will be able to control all of the day-to-day business affairs and decision-making of PES LLC without the approval of any other member. Pursuant to the terms of the PES LLC Operating Agreement, we cannot, under any circumstances, be removed as the sole managing member of PES LLC except by our election.

              Compensation.    We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by PES LLC for fees and expenses incurred on behalf of PES LLC, including all expenses associated with this offering and maintaining our corporate existence.

              Distributions.    The PES LLC Operating Agreement will require tax distributions to be made by PES LLC to its members. Tax distributions will be made to each member (including us) as and when the members are required to make estimated payments or file tax returns, which we expect will be on a quarterly basis. The tax distributions will be based on each member's allocable share of the taxable income of PES LLC and an assumed tax rate that will be determined by us. For this purpose, the taxable income of PES LLC, and our allocable share of such taxable income, will be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of an equity interest in PES LLC from PESC Company (as described under "—Tax Receivable Agreement"). The assumed tax rate that we expect to use for purposes of determining tax distributions from PES LLC to its members will approximate our reasonable estimate of the highest combined federal, state and local tax rate that may potentially apply to any one of PES LLC's members, regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from PES LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The PES LLC Operating Agreement will also allow for distributions to be made by PES LLC to its members on a pro rata basis out of "distributable cash," as that term is defined in the agreement. To the extent permitted by our subsidiaries' debt agreements, we expect PES LLC may make distributions out of distributable cash periodically to enable us to cover our operating expenses and other obligations, including our indebtedness, tax liabilities and obligations under the tax receivable agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

              Transfer Restrictions.    The PES LLC Operating Agreement generally will not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units will be required to assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of PES LLC.

              Recapitalization.    Pursuant to the terms of the PES LLC Operating Agreement, the units currently held by the existing members of PES LLC will be capitalized into a new single class of common membership units, which we refer to as the "LLC Units." Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of PES LLC.

              LLC Unit Redemption Right.    The PES LLC Operating Agreement provides PESC Company a redemption right that entitles PESC Company to have its directly or indirectly owned LLC Units redeemed in exchange for newly issued shares of our Class A common stock on a one-for-one basis. If we decide to make a cash payment, PESC Company has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to PES LLC for cancellation.

              The PES LLC Operating Agreement requires that we contribute cash or shares of our Class A common stock to PES LLC in exchange for an amount of newly issued LLC Units in PES LLC that will be issued to us equal to the number of LLC Units redeemed from PESC Company. PES LLC will then distribute the cash or shares of our Class A common stock to PESC Company to complete the redemption. In the event of such election by PESC Company, we may, at our option, effect a direct exchange of cash or our Class A common stock for such LLC Units in lieu of a redemption through PES LLC. We are obligated to ensure that at all times the number of LLC Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

              Maintenance of One-to-One Ratio between Shares of Class A Common Stock and LLC Units.    Our certificate of incorporation and the PES LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned by us (either directly or indirectly) for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) PES LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us (either directly or indirectly) and (y) a one-to-one ratio between the number of shares of Class B common stock owned by PESC Company and the number of LLC Units owned by PESC Company. This construct is intended to result in PESC Company having a voting interest in us that is identical to its percentage economic interest in PES LLC.

              Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from PES LLC a number of LLC Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons who are not officers or employees of PES LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to PES LLC equal to the aggregate value of such shares of Class A common stock, and PES LLC will issue to us a number of LLC Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons who are officers or employees of PES LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to PES LLC (or the applicable subsidiary of PES LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of PES LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to PES LLC (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, PES LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in PES LLC equal to the purchase price for such shares in exchange for an equal number of LLC Units.

              Dissolution.    The PES LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve PES LLC. In addition to a voluntary dissolution, PES LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up PES LLC; (ii) second, to pay debts and liabilities owed to creditors of PES LLC, other than members; (iii) third, to pay debts and liabilities owed to members and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in PES LLC (as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

              Confidentiality.    Each member will agree to maintain the confidentiality of PES LLC's confidential information. This obligation excludes information (i) independently obtained or developed by the members or (ii) information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation. Further, disclosures required by law or judicial process or approved by our chief executive officer are excluded from this obligation.

              Indemnification and Exculpation.    To the extent permitted by applicable law, PES LLC will indemnify us, as its sole managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

              We, as the sole managing member, and the authorized officers and other employees and agents of PES LLC will not be liable to PES LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud or intentional misconduct.

              Amendments.    The PES LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of PES LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

              As described in "Organizational Transactions," we intend to use a significant portion of the net proceeds from this offering to purchase LLC Units directly from PESC Company. We may obtain an increase in our share of the tax basis of the assets of PES LLC in the future, when (as described above under "—PES LLC Operating Agreement—LLC Unit Redemption Right") PESC Company receives shares of our Class A common stock or cash at our election in connection with an exercise of PESC Company's right to have LLC Units in PES LLC held by PESC Company redeemed by PES LLC or, at our election, exchanged (which we intend to treat as our direct purchase of LLC Units from an existing owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by PESC Company to PES LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly) (such basis increase, the "Basis Adjustments"). Any Basis Adjustment will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

              In connection with the transactions described above, we will enter into the tax receivable agreement with PES LLC, PESC Company, Carlyle, PES Equity and certain members of our management. The tax receivable agreement will provide for the payment by us to PESC Company, or to the owners of the limited partner interests in PESC Company, of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of PES LLC attributable to payments made under the tax receivable agreement and deductions attributable to imputed interest and other payments of interest pursuant to the tax receivable agreement. PES LLC intends to have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of LLC Units for shares of our Class A common stock or cash occurs. These tax benefit payments are not conditioned upon any continued ownership interest in either PES LLC or us by PESC Company. PESC Company's rights under the tax receivable agreement are assignable to transferees of its LLC Units (other than us as transferee pursuant to subsequent redemptions of the transferred LLC Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

              The actual Basis Adjustments, as well as any amounts paid to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement, will vary depending on a number of factors, including:

  •
  the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PES LLC at the time of each redemption or exchange;

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  the price of shares of our Class A common stock at the time of the redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of the redemptions or exchanges;

  •
  the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

  •
  the amount and timing of our income—the tax receivable agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the tax receivable agreement.

              If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the tax receivable agreement.

              For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, had there been no tax benefit to us as a result of the special allocations described above and had the tax receivable agreement not been entered into. The tax receivable agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the tax receivable agreement; however, the tax receivable agreement may be terminated by us, PESC Company or the owners of the limited partner interest in PES pursuant to an early termination procedure that requires us to pay PESC Company, or to the owners of the limited partner interests in PESC Company, an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions).

              The payment obligations under the tax receivable agreement are our obligations and not obligations of PES LLC. Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary, we expect that the payments that we may be required to make to PESC Company, or to the owners of the limited partner interests in PESC Company, could be substantial. Any payments made by us to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to PES LLC and, to the extent that we are unable to make payments under the tax receivable agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. We anticipate funding payments under the tax receivable agreement from cash flow from operations of our subsidiaries, available cash and available borrowings.

              The tax receivable agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we, PESC Company or the owners of the limited partner interest in PESC Company elect an early termination of the tax receivable agreement, then the tax receivable agreement will terminate and our obligations, or our successor's obligations, under the tax receivable agreement may accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement. We may elect to completely terminate the tax receivable agreement early only with the written approval of our board of directors. In the event that PESC Company or the owners of the limited partner interests in PESC Company elect an early termination of the tax receivable agreement, we have the option to defer the payment of obligations due as a result of such election by paying such obligations in five equal annual installments.

              Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the tax receivable agreement and increase the present value of such payments.

              As a result of a change in control or our election to terminate the tax receivable agreement early, (i) we could be required to make cash payments to PESC Company, or to the owners of the limited partner interests in PESC Company, that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreement, and (ii) if we, PESC Company or the owners of the limited partner interest in PESC Company elect to terminate the tax receivable agreement early, we may be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

              Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to PESC Company, or to the owners of the limited partner interests in PESC Company, pursuant to the tax receivable agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to PESC Company, or to the owners of the limited partner interests in PESC Company, will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to PESC Company, or to the owners of the limited partner interests in PESC Company, for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreement that are substantially greater than our actual cash tax savings. Although we are not currently aware of any potential challenge, if we subsequently determine that any Basis Adjustments or other tax benefits may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to PESC Company, or to the owners of the limited partner interests in PESC Company, under the tax receivable agreement related to such Basis Adjustments or other tax benefits in an interest-bearing escrow account until such a challenge is no longer possible.

              Under the tax receivable agreement, we are required to provide PESC Company, and to the owners of the limited partner interests in PESC Company, with a schedule showing the calculation of payments that are due under the tax receivable agreement with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. The calculation will be based upon the advice of our tax advisors. Payments under the tax receivable agreement will generally be made to PESC Company, or to the owners of the limited partner interests in PESC Company, within three business days after this schedule becomes final pursuant to the procedures set forth in the tax receivable agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus 300 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreement will continue to accrue interest at LIBOR plus 625 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

              Assuming that the holders of the LLC Units sell all of their LLC Units to us on the date of this offering in connection with this initial public offering, there are no material changes in the relevant tax law, PES LLC is able to fully depreciate or amortize its assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, and the market value of one share of Class A common stock is equal to the initial public offering price per share, future payments under the tax receivable agreement in respect of such purchases could aggregate approximately $476.9 million and range from approximately $1.6 million to $57.1 million per year over the next 13 years.

              The foregoing numbers are merely estimates, and the actual payments and timing of such payments could differ materially depending on a number of factors. As discussed above, actual amounts of payments under the tax receivable agreement and the timing of such payments will vary and will be determined based on a number of factors, including the timing of future redemptions or exchanges of LLC Units in PES LLC, the price of Class A common stock at the time of each redemption or exchange, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the timing and amount of any subsequent asset dispositions. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments under the tax receivable agreement as compared to the estimates set forth above.

Stockholders Agreement

              In connection with the closing of this offering, we will enter into a stockholders agreement with PESC Company and the selling stockholders.

Board Designation Rights

              Pursuant to the stockholders agreement, PESC Company and the selling stockholders will have the right to designate the following number of director nominees and independent directors at the direction of Carlyle (with the consent of PES Equity in the case of independent director nominees) so long as (i) the Carlyle Shares represent the following specified percentages of our voting power: (a) at least 35% of our voting power: four director nominees and all of our independent directors, (b) at least 27.5% but less than 35% of our voting power: three director nominees and three of our independent directors, (c) at least 20% but less than 27.5% of our voting power: two director nominees and two of our independent directors and (d) at least 10% but less than 20% of our voting power: one director nominee and one independent director. If the Carlyle Shares represent less than 10% of our voting power, PESC Company and the selling stockholders will not be entitled to designate any director nominees or independent directors at the direction of Carlyle.

              In addition to the foregoing, PESC Company and the selling stockholders will have the right to designate the following number of director nominees at the direction of PES Equity so long as the number of shares of Class A common stock and Class B common stock owned by PESC Company that corresponds to the ownership of PES Equity and its affiliates in PESC Company (the "ETP Shares"), represents the following specified percentages of our voting power (a) at least 20% of our voting power: two director nominees; and (b) at least 10% but less than 20% of our voting power: one director nominee. If the ETP Shares represent less than 10% of our voting power, PESC Company and the selling stockholders will not be entitled to designate any director nominees at the direction of PES Equity.

              The stockholders agreement will also provide that PESC Company and the selling stockholders will be entitled to designate a number of members of each committee of our board equal to at least (a) a majority of the members of each committee so long as PESC Company and the selling stockholders have the ability to designate at least three director nominees at the direction of Carlyle as set forth above and (b) one-third, but in no event fewer than one member, of each committee at all other times so long as PESC Company and the selling stockholders have the ability to designate at least one director nominee at the direction of Carlyle as set forth above; provided, however, that any such directors so designated to a committee will have been nominated as a director at the direction of Carlyle as set forth above. In addition to the foregoing, PESC Company and the selling stockholders will be entitled to designate one additional member of the compensation committee of our board so long as PESC Company and the selling stockholders have the ability to designate at least two director nominees at the direction of PES Equity as set forth above; provided, however, that any such director so designated to the compensation committee will have been nominated as a director at the direction of PES Equity as set forth above. PESC Company and the selling stockholders will have the ability to designate members of each committee as set forth above to the fullest extent permitted by applicable law and subject to the requirements of the certificate of incorporation and bylaws.

Approval Rights Relating to Certain Corporate Actions

              In addition, under the stockholders agreement, so long as the Carlyle Shares represent at least 30% of our voting power, a majority of our board of directors, including a majority of the directors designated by PESC Company and the selling stockholders at the direction of Carlyle, must approve certain of our significant business decisions before we are permitted to take action, including each of the following:

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  issuing additional equity interests other than (i) any issuance pursuant to an award under any stockholder-approved equity compensation plan, or (ii) any intra-company issuance among our subsidiaries (other than a public subsidiary, if any) and us;

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  merging or consolidating with or into any other entity, or transferring all or substantially all of our or our subsidiaries' assets, taken as a whole, to another entity, or entering into or agreeing to undertake any transaction that would result in us or any of our non-public subsidiaries owning, directly or indirectly, less than all of the outstanding equity interests of each of our non-public subsidiaries;

  •
  disposing of any of our or any of our subsidiaries' (other than a public subsidiary, if any) assets with a value in excess of $50.0 million in any single transaction or $100.0 million in the aggregate in any series of transactions during a calendar year;

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  consummating any acquisition by us or any of our subsidiaries (other than a public subsidiary, if any) of the equity interests or assets of any other entity involving consideration in excess of $50.0 million in any single transaction or $100.0 million in the aggregate in any series of transactions during a calendar year;

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  incurring any indebtedness (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another entity) that would result in our total net indebtedness to adjusted EBITDA for the trailing twelve month period exceeding 4.0 to 1.0;

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  terminating our Chief Executive Officer or Chief Financial Officer or designating a new Chief Executive Officer or Chief Financial Officer; and

  •
  changing the size of our board of directors.

Contribution Agreement

              Prior to the completion of this offering, we will enter into a contribution, assignment and assumption agreement with PESC Company, PES LLC, Carlyle, PES Equity, the selling stockholders and certain of our executive and senior management, pursuant to which (i) Carlyle, PES Equity and certain of our executive and senior management will contribute their existing membership interests in PES LLC to PESC Company, in exchange for limited partner interests in PESC Company, (ii) PES LLC will distribute all of our outstanding capital stock to PESC Company, and (iii) the selling stockholders will contribute to us their existing membership interests in PES LLC and 100% of the ownership interest in the PES Investors Entities, in exchange for shares of Class A common stock, of which a portion are being offered to the public by the selling stockholders, and the Cash Balance Notes. In connection with the selling stockholders contribution of the PES Investors Entities to us, certain customary representations and warranties will be made to us by the selling stockholders and the selling stockholders and certain of their affiliates will agree to indemnify us for our losses related to the breach of such representations and warranties.

Cash Balance Notes

              In connection with the closing of this offering, and as partial consideration for the selling stockholders' contribution to us of their existing membership interests in PES LLC and 100% of the ownership interests in the PES Investors Entities, we will enter into the Cash Balance Notes with the selling stockholders in the initial principal amount of $3,290,529, with respect to Carlyle CEOF AIV Investors Holdings, L.P., and $4,396,319, with respect to Carlyle CEMOF AIV Investors Holdings, L.P. The principal amount of each Cash Balance Note may be increased or decreased so that the amount due to the applicable selling stockholder on the maturity date equals (i) the aggregate fair value of all assets, other than the LLC Units in PES LLC, of the PES Investors Entities contributed to us by such selling stockholder, less (ii) the aggregate fair value of the liabilities of such PES Investors Entities as of the closing date of this offering. Interest on each Cash Balance Note will accrue at a rate of 0.5% per annum and each Cash Balance Note will mature on March 15, 2016.

Registration Rights Agreement

              In connection with the closing of this offering, we will enter into a registration rights agreement with PESC Company and the selling stockholders. Pursuant to the registration rights agreement, we may be required to register under the Securities Act the sale of shares of Class A common stock owned by the selling stockholders and the shares of Class A common stock that are issuable to PESC Company upon redemption of LLC Units upon its request (the "Registrable Securities") in certain circumstances.

              Demand Registration Rights.    At any time after the closing of this offering following the expiration of the 180-day lockup period described in this prospectus, PESC Company has the right to require us by written notice to register the sale of a number of its Registrable Securities in an underwritten offering. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

              Piggy-back Registration Rights.    If, at any time, we propose to register an offering of our securities (subject to certain exceptions) for our own account, then we must give notice to PESC Company and the selling stockholders to allow them to include a specified number of Registrable Securities in that registration statement.

              Conditions and Limitations; Expenses.    The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Registrable Securities to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities will cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding or (iv) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Agreements with Sunoco

Sunoco Supply Agreements

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, as subsequently amended and restated on June 1, 2013, Refining entered into an agreement with Sunoco LLC (as successor in interest to Sunoco, Inc. (R&M) ("Sunoco R&M")), a subsidiary of ETP, pursuant to which Refining sells ethanol to Sunoco LLC for blending at Sunoco Logistics' Belmont truck rack (the "Belmont Rack"). The term of the agreement ended in June 2015.

              On June 1, 2015, Refining and Sunoco LLC entered into a new agreement for the sale of ethanol from Refining to Sunoco LLC. In connection with this new agreement, the parties entered into a renewable identification number transaction agreement whereby Sunoco LLC agreed to sell Refining 8,000,000 RINs per month during the term. The initial term of this new agreement ends in June 2016 and will automatically renew for successive twelve-month terms unless terminated by either party upon 90 days prior notice.

              The volume of ethanol sold under the agreement equals the amount required for blending based on the volume of gasoline and diesel Sunoco LLC purchases from MLC in connection with the intermediation agreement. In addition, this agreement would control the sale of gasoline, diesel and home heating oil from Refining to Sunoco LLC if the intermediation agreement, whereby Sunoco LLC currently purchases such products directly from MLC, were to be terminated in the future.

              Sunoco LLC is responsible for all fees, costs and expenses incurred by Refining outside of the Philadelphia refining complex with respect to any product sold under this agreement including, without limitation, (i) rack and/or distribution costs, (ii) fees charged by Sunoco Logistics, (iii) for the use of the Belmont Rack and (iv) docking fees. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              We generated $48.2 million, $77.1 million, $73.4 million and $11.0 million in revenue under the agreements during the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, respectively.

Transition Services Agreement

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a transition services agreement with Sunoco for the performance by each party of certain transition services related to the transition of the Philadelphia refining complex to a stand-alone operation separate from the other businesses of Sunoco. Services provided under the agreement included various accounting, management, information technology, human resources, commercial and other miscellaneous administrative functions. The party performing a transition service was reimbursed by the other party according to the agreed-upon fee schedule for that particular service. While a majority of the services provided pursuant to this agreement ceased in March 2013, Refining continues to utilize Sunoco's common carrier bond in connection with Foreign Trade Zone operating activities. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made payments of $2.8 million, $2.7 million, $0.5 million and $53,000, respectively, in connection with this agreement.

Ethanol and Biodiesel Purchases

              From time to time, we purchase ethanol and biodiesel from Sunoco LLC on a spot basis. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made payments of $56.6 million, $60.4 million, $1.0 million and $0.7 million, respectively, in connection with such purchases.

Sublease

              In connection with our acquisition of the Philadelphia refining complex, we entered into a sublease arrangement with Sunoco for our corporate headquarters in Philadelphia that were previously occupied by Sunoco. Additionally, in connection with the expansion of our corporate headquarters, we have incurred certain expenses on Sunoco's behalf related to Sunoco's relocation from such premises. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made payments of $0.2 million, $1.3 million, $1.4 million and $0.4 million, respectively, in connection with this arrangement.

RINs

              From time to time, we purchase RINs from Sunoco LLC on a spot basis. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made payments of $2.3 million, $5.3 million, $8.5 million and $1.0 million, respectively, in connection with such purchases.

Agreements with Sunoco Logistics

Fort Mifflin Terminal Marine Dock and Terminaling Agreement

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a dock and terminaling agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides Refining with the capacity to unload and store more than 300,000 bpd of waterborne crude oil and certain other refinery feedstocks, either domestic or foreign sourced, at the Fort Mifflin Terminal and the related Darby Creek tank farm in exchange for a fixed per barrel throughput fee, a per barrel fee for any necessary heating services and various miscellaneous docking fees. The throughput fee escalates annually at a rate equal to the increase in the Consumer Price Index ("CPI"), and the other fees escalate annually to reflect any increase in the out-of-pocket costs of providing the applicable services. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we incurred $6.2 million, $16.8 million, $19.8 million and $5.0 million, respectively, in fees associated with this agreement.

              Pursuant to Amendment No. 1 entered on July 20, 2015 to the agreement, Refining will reimburse Sunoco Logistics for all of the actual costs and expenses for (a) certain modifications at the Darby Creek tank farm, including the installation and start-up of back-up electrical generators, (b) the monthly lease payments paid to the generator lessor, (c) the periodic maintenance of such generators, and (d) the fuel to run such generators.

              This agreement expires in September 2022 and provides Refining with access to four marine docks, 29 storage tanks with working capacity of 2.8 million barrels and seven pipelines at the Fort Mifflin Terminal and the Darby Creek tank farm. The agreement contains a minimum volume commitment requiring Refining to deliver an average of at least 300,000 bpd an annual basis or make a per barrel deficiency payment based on the shortfall amount. Deficiency payments can be credited against excess volumes throughput in the following year. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              Refining has an option under this agreement to purchase the Fort Mifflin Terminal for fair market value should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million. Refining also has a right of first refusal to match the terms of any sale by Sunoco Logistics of a material portion of the terminal to a third party. Sunoco Logistics has a right of first refusal to repurchase the Fort Mifflin Terminal if Refining purchases the terminal pursuant to its option and thereafter sells or contributes to a joint venture the Fort Mifflin Terminal in a transaction that does not include a sale or conveyance of the Philadelphia refining complex.

Refined Product Sales

              From time to time, we sell refined products to Sunoco Logistics on a spot basis. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the three months ended March 31, 2015 we generated no revenue and for the year ended December 31, 2014 we generated $5.5 million in revenue in connection with such sales.

Eagle Point Terminaling and Storage Agreements

              Refining has entered into several terminaling and storage agreements with Sunoco Logistics pursuant to which Sunoco Logistics provides offloading, terminaling and storage services at its Eagle Point terminal complex (the "Eagle Point Terminal") for Refining. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended

March 31, 2015, we incurred $2.7 million, $10.5 million, $14.6 million and $7.7 million, respectively, in fees associated with these agreements.

    Terminaling & Storage Agreement (ULSD).

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminaling and storage agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides ultra-low sulfur diesel storage and terminaling services for Refining at the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine vapor recovery, contaminate treatment and miscellaneous docking fees. Storage fees under the agreement escalate annually at a rate equal to the increase in CPI and most other fees escalate annually to reflect any changes in the out-of-pocket costs of providing the relevant services. This agreement expires in September 2022 and provides Refining with access to two marine docks and three storage tanks with working capacity of 600,000 barrels. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Rail Offloading, Terminaling and Storage Agreement (Crude Oil).

              On September 19, 2014, Refining entered into a rail offloading, terminaling and storage agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides crude oil offloading, terminaling and storage services for Refining at Sunoco Logistics' tank farm and docks located within the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a per barrel rail car offloading, terminaling and barge loading fee and various transfer, circulation, marine vapor recovery and miscellaneous docking fees. The fees under the agreement escalate annually at a rate equal to the increase in the CPI. This agreement provides Refining with access to five dedicated storage tanks and two docks with working capacity of approximately 720,000 barrels as well as fungible storage of up to 100,000 barrels. The agreement expires on August 31, 2015 for one of the dedicated tanks and will automatically renew for successive three month periods. The agreement expires on December 31, 2015 for the remaining four dedicated tanks and Refining can extend the term for these four tanks with 30 days' prior notice to Sunoco Logistics. The agreement expired on June 30, 2015 for the fungible storage and the parties are currently in discussions to further extend the term for such storage. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Terminaling & Storage Agreements (LCO and Naphtha).

              In connection with our acquisition of the Philadelphia refining complex, Sunoco R&M assigned to Refining its rights and obligations with respect to certain tanks at the Eagle Point Terminal. Refining expanded upon this arrangement by entering into a terminaling and storage agreement, effective as of February 10, 2014, with Sunoco Logistics pursuant to which Sunoco Logistics provides light cycle oil and naphtha storage and terminaling services to Refining at the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a base storage fee and various transfer, circulation, marine recovery, heating, contaminate treatment and miscellaneous docking fees. This agreement currently provides Refining with access to eight storage tanks and three marine docks with working capacity of approximately 985,000 barrels. The agreement for five of the tanks will continue on a month to month basis until either party provides 30 days' notice of its intent to terminate the agreement with respect to such tanks, and the balance of the agreement expires on December 31, 2015. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Heavy Products.

              On February 1, 2015, Refining entered into a terminaling and storage agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides heavy product terminaling and storage services for Refining at the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine recovery, heating and miscellaneous docking fees. The fees under the agreement escalate annually at a rate equal to the increase in the CPI. This agreement provides Refining with access to four storage tanks and three docks with working capacity of approximately 820,000 barrels. The agreement expires on January 31, 2017. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

Crude Oil Purchase Agreement

              Refining has entered into crude oil purchase agreements with Sunoco Logistics pursuant to which Refining purchases crude oil from Sunoco Logistics in exchange for a per barrel fee. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made payments of $97.8 million, $1.3 billion, $842.0 million and $70.1 million, respectively, associated with purchases under these agreements. Under the agreement, Sunoco Logistics nominated up to 470,000 bbls per month for purchase by Refining. The agreement expired in June 2015.

Marcus Hook Terminal Agreements

              Refining has entered into several terminal services agreements with Sunoco Logistics, as well as a buy-sell agreement and inter-refinery pipeline lease, pursuant to which Sunoco Logistics provides pipeline access and terminaling and storage services for Refining and commits to acquiring a portion of Refining's butane at Sunoco Logistics' terminal in Marcus Hook, Pennsylvania (the "Marcus Hook Terminal"). For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we incurred $5.1 million, $8.3 million, $17.8 million and $1.8 million, respectively, in fees associated with these agreements.

    Terminal Services Agreements.

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminal services agreement with Sunoco R&M, that was subsequently assigned to Sunoco Logistics, pursuant to which Sunoco Logistics provides storage and terminaling services with respect to Refining's refined butane products at Sunoco Logistics' underground storage caverns located at the Marcus Hook Terminal. In exchange, Refining pays Sunoco Logistics a fixed per gallon throughput fee, which begins on the third anniversary of the agreement, based upon the products throughput amount of 775,000 barrels of refined products, an excess volume fee, a truck rack loading and unloading fee and a dock loading and unloading fee. All fees under the agreement escalate annually at a rate equal to the increase in the CPI. The initial term of the contract expires on September 7, 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Summer Butane Agreement.

              On May 2, 2014, Refining entered into an additional terminal services agreement (the "summer butane agreement") with Sunoco Logistics pursuant to which Sunoco Logistics provided for the receipt, storage, throughput, custody and delivery of excess butane, up to a maximum additional amount of 625,000 barrels at the Marcus Hook Terminal. The summer butane agreement applied to butane delivered in excess of the refined products throughput amount of 775,000 barrels in the initial terminal services agreement described above. This agreement expired on October 31, 2014.

    Buy-Sell Agreement.

              On May 8, 2014, in connection with the summer butane agreement, Refining entered into a sale and purchase agreement with Sunoco Logistics pursuant to which Refining agreed to sell, and Sunoco Logistics agreed to purchase, a minimum of 150,000 barrels of butane (up to a maximum of 200,000 barrels of butane) during the period between May 1, 2014 and August 1, 2014. The agreement also required Refining to buy equal volumes of product sold by it to Sunoco Logistics under the sale obligation described above for the period from September 16, 2014 through October 31, 2014. The parties agreed to a fixed price for the delivery of butane pursuant to this agreement.

Inter-refinery Pipeline Lease

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Sunoco R&M assigned to Refining its rights to and obligations under a lease for three pipelines owned by Sunoco Logistics that connect the Philadelphia refining complex to the Marcus Hook Terminal (the "Inter-Refinery Pipeline"). On November 30, 2012, Refining entered into a lease with Sunoco Logistics for the Inter-Refinery Pipeline, which replaced the Sunoco R&M lease. In exchange for this access, Refining pays Sunoco Logistics rental payments and throughput fees per barrel to provide power to pumps at the Marcus Hook Terminal. Rental payments are subject to an annual escalator. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we incurred $1.9 million, $6.7 million, $6.8 million and $2.5 million, respectively, in fees associated with this agreement. Sunoco Logistics is responsible for operating and maintaining the pipelines and related facilities, except Refining must reimburse Sunoco Logistics for any non-routine maintenance expenditures incurred during the term of the agreement. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we did not incur any material reimbursements under this agreement. The lease expires in January 2022.

Wholesale Rack Terminal Services Agreements

              Refining has entered into several terminal services agreements with Sunoco Logistics pursuant to which Sunoco Logistics provides terminaling and storage services for Refining at certain of its wholesale rack terminals. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we incurred $0.6 million, $6.5 million, $8.5 million and $3.1 million, respectively, in fees associated with these agreements.

    Products Terminal Services Agreement (Belmont Rack and Paulsboro Terminal).

              On September 8, 2012, Refining entered into an agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides terminaling and storage services for Refining at the Belmont Rack and Paulsboro terminal. In exchange, Refining pays Sunoco Logistics a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. The initial term of the contract is for ten years and expires in September 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              In addition, Refining has a right of first offer to purchase the Belmont Rack should Sunoco Logistics sell the Belmont Rack or any material portion thereof. Refining also has the option to purchase the Belmont Rack should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million. Sunoco Logistics has a right of first refusal to repurchase the Belmont Rack if Refining purchases the Belmont Rack pursuant to its option and thereafter sells or contributes to a joint venture the Belmont Rack in a transaction that does not include a sale or conveyance of the Philadelphia refining complex. Sunoco Logistics has the option to repurchase the Belmont Rack should Refining purchase the rack pursuant to its option and thereafter the operations of the Belmont Rack are no longer conducted in connection with refining operations at the Philadelphia refining complex. Sunoco Logistics also has the option to purchase certain of Refining's assets should there be a permanent shutdown at the Philadelphia refining complex.

    Truck Rack Terminal Services Agreement.

              On March 12, 2013, Refining entered into an agreement with Sunoco Logistics for the terminaling of refined products at various truck rack terminals located throughout the northeastern United States. The initial term of this agreement expired in March 2014, and the agreement automatically continues to remain in effect until terminated by either party upon 60 days' prior written notice. Fees under the agreement include a per gallon throughput fee based on the type of refined product and additives used, a per gallon demurrage fee and various additive fees, subject to discounts for meeting volume incentives at certain of the terminals. All fees under the agreement escalate annually at a rate equal to the increase in CPI. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Van Buren Terminal Services Agreement.

              On July 1, 2014, Refining entered into a products terminal services agreement with Sunoco Logistics for the terminaling of Refining's refined products at Sunoco Logistics' Van Buren truck rack terminal. In exchange, Refining pays Sunoco Logistics a fixed throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. The term of this agreement will continue until Refining provides 30 days' notice of its intent to terminate, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

SRTF Pipeline Connection Agreement

              On September 8, 2012, Refining entered an agreement with Sunoco Logistics to maintain a connection of its Schuylkill River tank farm to Sunoco Logistics' pipeline system at three different connection points to allow for the shipment of refined products. For the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, we made no payments in connection with this agreement. In May 2015, in connection with a modification to the agreement changing certain metering locations, Refining made a one-time payment of $500,000 to Sunoco Logistics. The initial term of this agreement ends in September 2022 and will automatically continue to remain in effect until terminated by either party upon 30 days' prior written notice.

Pipeline Distribution Arrangements

              In addition to the foregoing commercial agreements with Sunoco Logistics, Refining distributes refined products to customers and other storage locations by pipeline, barge, rail and truck in the ordinary course of business, which includes pipelines owned and operated by Sunoco Logistics. Fees paid to Sunoco Logistics under these arrangements generally include transmix disposal costs and transportation costs that are based on Federal Energy Regulatory Commission's published common carrier tariffs.

Advisory Agreement

              PES LLC is party to an advisory agreement with an affiliate of Carlyle and Sunoco whereby they are paid a management fee equal to 2% and 1%, respectively, of PES LLC's EBITDA. Management fees totaled $4.4 million, $0, $7.0 million and $1.3 million for the period from September 8, 2012 to December 31, 2012, the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015. The advisory agreement will be terminated upon the completion of this offering.

Employment Arrangements with Abraham Kaplan

              Abraham Kaplan served as Chief Commercial Officer of both PES LLC and Refining beginning in September 2012 and during 2014 and is currently an employee of PES LLC. Mr. Kaplan is the husband of the mother of Rodney S. Cohen, a director nominee to our board of directors. In 2014, pursuant to an employment agreement between Mr. Kaplan and PES LLC, Mr. Kaplan received a salary of $500,000 and an incentive award of $640,000 (of which $400,000 was paid in early 2015 and the remaining portion will be paid in three equal annual installments in January 2016, 2017 and 2018) and $160,488 in other compensation, which generally included employer contributions to retirement plans, reimbursement of excess SECA tax, personal housing and living expenses, a relocation reimbursement and other perquisites and benefits.

Policies and Procedures for Related Person Transactions

              Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the NYSE. Under the new policy:

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  any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

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  any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

              In connection with the review and approval or ratification of a related person transaction:

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  management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person's direct or indirect interest in, or relationship to, the related person transaction;

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

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  management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act.

              In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee's status as an "independent," "outside," or "non-employee" director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our capital stock, the certificate of incorporation and the bylaws that will be in effect upon consummation of this offering. The following summaries are qualified in their entirety by reference to the certificate of incorporation, the bylaws, the PES LLC Operating Agreement, the stockholders agreement and the registration rights agreement, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

              Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock from us and the selling stockholders), our authorized capital stock will consist of (i) 500,000,000 shares of Class A common stock, $0.001 par value per share, of which 29,583,501 shares will be issued and outstanding, (ii) 80,000,000 shares of Class B common stock, $0.001 par value per share, of which 50,182,064 shares will be issued and outstanding and (iii) 100,000,000 shares of preferred stock, $0.001 par value per share, of which no shares will be issued and outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

              We are selling 11,767,321 shares of Class A common stock in this offering (or 13,532,419 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders), and the selling stockholders are selling 3,384,194 shares of Class A common stock (or 3,891,823 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and such selling stockholders). All shares of our Class A common stock and Class B common stock outstanding upon consummation of this offering will be fully paid and non-assessable. The following summary describes the material provisions of our capital stock.

Class A Common Stock

              Voting Rights.    Holders of our Class A common stock will be entitled to cast one vote per share on all matters to be voted upon by the stockholders. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation and bylaws must be approved by a majority or, in some cases, a super-majority of the voting power of all shares entitled to vote, voting together as a single class.

              Dividend Rights.    Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) in any dividend if and when any such dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

              Liquidation Rights.    Upon our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to receive a pro rata distribution of any assets available for distribution to the common stockholders.

              Other Matters.    No shares of Class A common stock will have conversion or preemptive rights to purchase additional shares of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

              Issuance of Class B Common Stock with LLC Units.    Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by PESC Company and the number of shares of Class B common stock issued to PESC Company. Shares of Class B common stock are transferable only together with an equal number of LLC Units. Shares of Class B common stock held by PESC Company will be cancelled on a one-for-one basis if we, at the election of PESC Company, redeem the LLC Units held by PESC Company pursuant to the terms of the PES LLC Operating Agreement.

              Voting Rights.    Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by such holder being equivalent to the number of LLC Units held by such holder. Holders of our Class B common stock will not be entitled to cumulate their votes in the election of directors.

              Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation and bylaws must be approved by a majority or, in some cases, a super-majority of the voting power of all shares entitled to vote, voting together as a single class.

              Dividend Rights.    Holders of our Class B common stock will not participate in any dividend declared by our board of directors.

              Liquidation Rights.    Upon our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

              Transfers.    Pursuant to our certificate of incorporation and the PES LLC Operating Agreement, each holder of Class B common stock agrees that:

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  the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

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  in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

              Other Matters.    No shares of Class B common stock will have conversion or preemptive rights to purchase additional shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Preferred Stock

              Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

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  the designation of the series;

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  the number of shares of the series which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

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  the voting rights, if any, of the holders of the series; and

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  such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

              Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Composition of Our Board of Directors

              Upon the closing of this offering, it is anticipated that we will have eleven directors, four of whom will be independent directors. The independent directors will be designated by PESC Company and the selling stockholders at the direction of Carlyle and with the consent of PES Equity. PESC Company and the selling stockholders will have the ability to designate nominees to our board of directors and designate a certain number of members of each committee of our board of directors, subject to the maintenance of certain ownership requirements by them in our company and by Carlyle and PES Equity in PESC Company and, in the case of committee membership, except to the extent that any such designation would violate applicable securities laws or stock exchange or stock market rules. Please read "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

              Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

              The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board

              Our certificate of incorporation will divide our board of directors into three classes with staggered three-year terms. In addition, subject to the stockholders agreement, our certificate of incorporation and our bylaws will provide that directors may be removed only for cause. Under our certificate of incorporation and our bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us. See "Management—Board Composition."

No Cumulative Voting

              The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will prohibit cumulative voting.

Calling of Special Meetings of Stockholders

              Our certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors, or by PESC Company, for so long as the Carlyle Shares continue to represent at least 30% of the voting power of all the outstanding shares of our capital stock.

Stockholder Action by Written Consent

              The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent after the date on which the Carlyle Shares cease to represent at least 30% the voting power of all of the outstanding shares of our capital stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

              Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors (or a committee of the board of directors), or by PESC Company and the selling stockholders so long as certain ownership thresholds are met in accordance with the terms of the stockholders agreement. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

              These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

              Our certificate of incorporation will provide that directors may be removed with cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our bylaws will provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors will be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Super-majority Provisions

              Our certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation but will require a 66 2/3% vote for the stockholders to amend any provision of our bylaws; provided, however, that for so long as the Carlyle Shares represent at least 30% of the voting power of all of the shares of our capital stock and the votes associated with the Carlyle Shares are cast in favor of the proposed action, our bylaws may be amended or repealed with a majority vote of the stockholders.

Limitations on Liability and Indemnification of Officers and Directors

              The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

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  for breach of duty of loyalty;

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  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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  under Section 174 of the DGCL (unlawful dividends); or

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  for transactions from which the director derived improper personal benefit.

              Our bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

              The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

              There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

              Prior to the consummation of this offering we will have elected to be exempt from the restrictions imposed under Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to exception specified therein, an "interested stockholder" of a Delaware corporation may not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

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  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

              Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

              Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

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  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

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  the affiliates and associates of any such person.

              Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

Approval of Certain Significant Matters

              Pursuant to the terms of the stockholders agreement, upon consummation of this offering, so long as the Carlyle Shares represent at least 30% of our voting power, a majority of our board of directors, including a majority of the directors designated by PESC Company and the selling stockholders at the direction of Carlyle, must approve certain of our significant business decisions before we are permitted to take action. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Please read "—Composition of Our Board of Directors" for a description of PESC Company's rights to nominate a certain number of directors.

Corporate Opportunity

              Under our certificate of incorporation, to the extent permitted by law:

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  any of our directors or officers who is also an officer, director, employee, managing director or other affiliate of Carlyle or PES Equity (other than us, PESC Company and its general partner) will have the right to, and will have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

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  if a Covered Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he will have no duty to offer such corporate opportunity to us;

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  we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

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  in the event that any of our directors and officers who is also a Covered Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge is not acquired solely in such person's capacity as one of our directors or officers and such person acted in good faith, then such person will be deemed to have fully satisfied such person's fiduciary duty and will not be liable to us or our stockholders if any of the Covered Persons pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Choice of Forum

              Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Stockholders Agreement

              In connection with this offering, the Company will enter into the stockholders agreement with PESC Company and the selling stockholders pursuant to which PESC Company and the selling stockholders will have specified board representation rights, governance rights and other rights. See "Certain Relationships and Related Party Transactions—Stockholders Agreement."

Registration Rights Agreement

              In connection with this offering, we will enter into the registration rights agreement with PESC Company and the selling stockholders pursuant to which PESC Company, the selling stockholders and certain of their respective affiliates and transferees will have specified rights, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act all or any portion of the shares of Class A common stock owned by the selling stockholders and shares of Class A common stock that are issuable to PESC Company upon the redemption of its LLC Units as described in "Organizational Transactions." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

              The transfer agent and registrar for our Class A common stock will be Computershare Inc.

New York Stock Exchange Listing

              Our Class A common stock has been approved for listing on the NYSE under the symbol "PESC."

SHARES ELIGIBLE FOR FUTURE SALE

              Before this offering, there has not been any public market for our shares of Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for future sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

              Our certificate of incorporation will authorize us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See "Description of Capital Stock."

Sale of Restricted Shares

              Upon completion of this offering, we will have a total of 29,583,501 shares of our Class A common stock outstanding (or 31,348,599 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us and the selling stockholders). All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below and shares subject to the lock-up agreements described below.

Incentive Award Plan

              Awards for up to 5,982,417 shares of Class A common stock may be granted under the Incentive Award Plan. See "Compensation Discussion and Analysis." We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable or exercisable for shares of Class A common stock issued under or covered by the Incentive Award Plans. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover up to 5,982,417 shares of Class A common stock. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Rule 144

              In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, including any of our "affiliates" who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of Class A common stock then outstanding; and

  •
  the average weekly trading volume of the Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

              Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

              In connection with this offering, we, our executive officers and directors, the selling stockholders and PESC Company have agreed with the underwriters, subject to certain exceptions, including the ability to pursue the Logistics IPO, not to sell, dispose of or hedge any shares of Class A common stock or securities convertible into, exchangeable for, or repayable with Class A common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. See "Underwriting." We may, however, grant awards under our incentive award plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances, including any issuances to PESC Company in connection with any redemption of PESC Company's LLC Units as described in "Organizational Transactions."

              The 180-day restricted period described in the preceding paragraph will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event.

Registration Rights Agreement

              In connection with this offering, we will enter into a registration rights agreement with PESC Company and the selling stockholders pursuant to which we will grant PESC Company, the selling stockholders and certain of their respective affiliates and transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock owned by the selling stockholders and shares of Class A common stock that are issuable to PESC Company upon the redemption of its LLC Units as described in "Organizational Transactions." Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF
CLASS A COMMON STOCK

              The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

              This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

              If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

              THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

              For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our Class A common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

              If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

              Subject to the discussion below regarding effectively connected income, backup withholding and payments made to certain foreign accounts, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

              If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

              Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our Class A common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

              Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

              Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

              With respect to the third bullet point above, although not free from doubt, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period.

              Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

              Subject to the discussion below regarding payments made to certain foreign accounts, payments of dividends on our Class A common stock to a Non-U.S. Holder will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person and such holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

              Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund, or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

              Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

              Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our Class A common stock in respect of amounts withheld.

              Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co
Barclays Capital Inc.
Jefferies LLC
J.P. Morgan Securities LLC

Total	15,151,515

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount that we and the selling stockholders will pay and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares from us and the selling stockholders.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by the selling stockholders	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $7.5 million and are payable by us. We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discount.

Option to Purchase Additional Shares

              We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,765,098 and 507,629 additional shares of Class A common stock, respectively, at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Class A common stock proportionate to that underwriter's initial amount reflected in the above table.

Directed Share Program

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1.8% of the shares of Class A common stock offered by this prospectus for sale to our directors, director nominees and certain employees. If these persons purchase reserved shares of Class A common stock, the purchased shares will be subject to the lock-up restrictions described below and the purchased shares will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors, the selling stockholders and PESC Company have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain limited exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any Class A common stock;

  •
  sell any option or contract to purchase any Class A common stock;

  •
  purchase any option or contract to sell any Class A common stock;

  •
  grant any option, right or warrant for the sale of any Class A common stock;

  •
  lend or otherwise dispose of or transfer any Class A common stock;

  •
  request or demand that we file a registration statement related to the Class A common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise.

              This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NYSE Listing

              Our Class A common stock has been approved for listing on the NYSE under the symbol "PESC." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of Class A common stock to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares of Class A common stock may not develop. It is also possible that after the offering the shares of Class A common stock will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares of Class A common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is party to the intermediation agreement and an affiliate of J.P. Morgan Securities LLC was party to Refining's former intermediation agreement. In addition, an affiliate of Merrill, Lynch, Pierce, Fenner & Smith Incorporated serves as lead arranger, swingline lender and administrative agent and an affiliate of J.P. Morgan Securities LLC serves as a lender under the Refining revolving credit facility. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P.

Morgan Securities LLC also serve as lenders under the Refining term loan. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are also acting as representatives of each of the underwriters in the Logistics IPO. Certain of the underwriters may be lenders under the Logistics revolving credit facility.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Class A common stock shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

              This prospectus has been prepared on the basis that any offer of shares of Class A common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares of Class A common stock may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

              The validity of the shares of our Class A common stock will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

              The consolidated financial statements of Philadelphia Energy Solutions LLC as of December 31, 2014 and 2013, and for the years ended December 31, 2014 and 2013, the period from September 8, 2012 to December 31, 2012 and the period from January 1, 2012 to September 7, 2012, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Philadelphia Energy Solutions Inc. as of June 25, 2015, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 regarding the shares of our Class A common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the shares of Class A common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

              The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

              Upon completion of this offering, we will file with or furnish to the SEC periodic reports, proxy statements and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at www.pes-companies.com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

              We intend to furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Page
PHILADELPHIA ENERGY SOLUTIONS INC.
Historical Balance Sheet
Report of independent registered public accounting firm	F-2
Balance sheet as of June 25, 2015	F-3
Notes to balance sheet	F-4
PHILADELPHIA ENERGY SOLUTIONS LLC
Consolidated Financial Statements for the Three Months Ended March 31, 2015 and 2014 (Unaudited)
Consolidated balance sheets as of March 31, 2015 and December 31, 2014	F-5
Consolidated statements of operations and comprehensive income (loss) for the three months ended March 31, 2015 and 2014	F-6
Consolidated statements of cash flows for the three months ended March 31, 2015 and 2014	F-7
Notes to the consolidated financial statements	F-8
Consolidated Financial Statements for the Year ended December 31, 2014 and 2013
Report of independent registered public accounting firm	F-28
Consolidated balance sheets as of December 31, 2014 and 2013	F-29

Consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2014 and 2013, the period from September 8, 2012 to December 31, 2012 and the period from January 1, 2012 to September 7, 2012

F-30

Consolidated statements of changes in members' equity/parent company net investment for the years ended December 31, 2014 and 2013, the period from September 8, 2012 to December 31, 2012 and the period from January 1, 2012 to September 7, 2012

F-31
Consolidated statements of cash flows for the years ended December 31, 2014 and 2013, the period from September 8, 2012 to December 31, 2012 and the period from January 1, 2012 to September 7, 2012	F-32
Notes to consolidated financial statements	F-33

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

              We have audited the accompanying balance sheet of Philadelphia Energy Solutions Inc. as of June 25, 2015. This balance sheet is the responsibility of Philadelphia Energy Solutions LLC management. Our responsibility is to express an opinion on the balance sheet based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Philadelphia Energy Solutions Inc. as of June 25, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 29, 2015

PHILADELPHIA ENERGY SOLUTIONS INC.

BALANCE SHEET

AS OF JUNE 25, 2015

ASSETS
Cash	$1,000

Total Assets	$1,000

Commitments and contingencies
STOCKHOLDER'S EQUITY
Common Stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	$10
Additional paid-in capital	990

Total Stockholder's Equity	$1,000

See accompanying notes to balance sheet

PHILADELPHIA ENERGY SOLUTIONS INC.

NOTES TO BALANCE SHEET

(1) ORGANIZATION

              Philadelphia Energy Solutions Inc. (PES Inc.) was formed as a Delaware corporation on February 2, 2015. Pursuant to a future reorganization into a holding corporation structure, PES Inc. intends to become a holding corporation and its sole assets are expected to be a direct and indirect equity interest in Philadelphia Energy Solutions LLC (PES LLC). PES Inc. expects to be the sole managing member of PES LLC and will operate and control all of the business affairs of PES LLC and, through PES LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

(2) BASIS OF ACCOUNTING

              The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. There have been no other transactions involving this entity other than the issuance of common stock related to its formation.

(3) STOCKHOLDER'S EQUITY

              PES Inc. is authorized to issue 1,000 shares of common stock, par value $0.01 per share. PES Inc. issued 1,000 shares of common stock in exchange for $1,000, all of which were held by Philadelphia Energy Solutions LLC at June 25, 2015.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	Supplemental Pro Forma (Note 2) March 31, 2015	March 31, 2015	December 31, 2014
Assets
Cash and cash equivalents	$389,141	$389,141	$338,249
Accounts receivable	318,668	318,668	205,852
Accounts receivable from affiliates	501	501	948
Inventories	870,250	870,250	927,087
Prepaid expenses and other current assets	91,709	91,709	92,220

Total current assets	1,670,269	1,670,269	1,564,356
Property, plant and equipment, net of accumulated depreciation of $65,801 and $50,294, respectively	549,394	549,394	469,728
Environmental indemnification receivable	18,242	18,242	18,619
Other long-term assets	13,801	13,801	15,926

Total assets	$2,251,706	$2,251,706	$2,068,629

Liabilities and Members' Equity
Accounts payable	$304,556	$304,556	$152,366
Accounts payable to affiliates	36,493	36,493	15,789
Accrued liabilities	603,363	603,363	626,004
Deferred revenue	411,487	411,487	414,986
Current portion of long-term debt, capital lease and other obligations	9,888	9,888	10,856
Non-income taxes payable	17,708	17,708	22,197
Distribution payable to members	60,000	—	—

Total current liabilities	1,443,495	1,383,495	1,242,198
Long-term debt, capital lease and other obligations	594,034	594,034	575,981
Environmental liabilities	18,242	18,242	18,619
Other long-term liabilities	22,021	22,021	22,779

Total liabilities	2,077,792	2,017,792	1,859,577

Commitments and contingencies (note 9)
Common units	237,079	237,079	236,602
Advances to members	(86,296)	(86,296)	(75,900)
Officer loans to purchase common units	—	—	(853)
Retained earnings	28,231	88,231	51,699
Accumulated other comprehensive loss	(5,100)	(5,100)	(2,496)

Total members' equity	173,914	233,914	209,052

Total liabilities and members' equity	$2,251,706	$2,251,706	$2,068,629

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Net sales	$1,874,622	$2,961,281
Operating costs and expenses:
Cost of sales	1,640,224	2,764,620
Operating expenses	140,756	132,908
General and administrative expenses	27,230	22,501
Depreciation and amortization	16,862	7,768

Total operating costs and expenses	1,825,072	2,927,797

Operating income	49,550	33,484
Interest expense, net	(12,637)	(10,886)
Other (expense) income	(256)	310

Income before income tax expense	36,657	22,908
Income tax expense	(125)	—

Net income	$36,532	$22,908
Other comprehensive loss:
Unrealized loss on derivatives	(2,604)	(755)

Other comprehensive loss	(2,604)	(755)

Comprehensive income	$33,928	$22,153

PRO FORMA INFORMATION (UNAUDITED)
Income before income tax expense	$36,657
Pro forma provision for income taxes	(13,197)

Pro forma net income	$23,460
Pro forma net income per share of Class A common stock
Basic	$0.29
Diluted	$0.29
Pro forma weighted average shares of Class A common stock outstanding
Basic	29,583,501
Diluted	79,765,565

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2015	2014
Cash flows from operations:
Net income	$36,532	$22,908
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,862	7,768
Impairment of inventory	(5,314)	—
Share-based compensation	477	487
Amortization of debt discount	413	412
Amortization of out of market contracts	(762)	(807)
Accretion of asset retirement obligations	345	329
Amortization of deferred financing costs	811	876
Changes in assets and liabilities:
Accounts receivable	(112,816)	(19,889)
Accounts receivable from affiliate	447	2,691
Inventories	(15,585)	(10,989)
Prepaid expenses and other current assets	511	(7,424)
Other long-term assets	82	(563)
Accounts payable	152,190	56,960
Accounts payable to affiliates	20,704	557
Accrued liabilities	52,113	13,627
Deferred revenue	(3,499)	—
Non-income taxes payable	(4,489)	1,618
Other long-term liabilities	(433)	(707)

Net cash provided by operating activities	138,589	67,854

Cash flows from investing activities:
Capital expenditures	(75,492)	(42,553)

Net cash used in investing activities	(75,492)	(42,553)

Cash flows from financing activities:
Repayment of debt	(2,662)	(1,692)
Advances to members	(10,396)	—
Proceeds from repayment of officer loan	853	—

Net cash used in financing activities	(12,205)	(1,692)

Net increase in cash	50,892	23,609
Cash and cash equivalents, beginning of period	338,249	127,380

Cash and cash equivalents, end of period	$389,141	$150,989

See accompanying notes to consolidated financial statements

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except unit data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization of Company

              Philadelphia Energy Solutions LLC (the Company or PES LLC), a Delaware limited liability company, was formed on June 11, 2012, and subsequently formed Philadelphia Energy Solutions Refining & Marketing LLC (Refining) as a Delaware limited liability company on July 2, 2012. On July 18, 2012, PES LLC formed PES Holdings, LLC (PES Holdings) as a Delaware limited liability company and, on July 19, 2012, PES LLC contributed all of the outstanding equity interests in Refining to PES Holdings. After giving effect to the reorganization noted below on November 30, 2012, PES Holdings now owns 99.99% of the outstanding equity interests in Refining, and PESRM Holdings, LLC, a Delaware limited liability company (PESRM Holdings) owns the remaining 0.01% of such equity interests. PES LLC owns all of the outstanding equity interests in PES Holdings and, after giving effect to a reorganization, PES Holdings owns all of the outstanding equity interests in PESRM Holdings. PES Holdings and PESRM Holdings have no operations other than their ownership of the equity of Refining. On June 4, 2014, PES Holdings, PESRM Holdings and PES Logistics GP, LLC (PES Logistics GP) formed PES Logistics Partners, L.P. (PES Logistics) as a Delaware limited partnership. PES Logistics GP is a limited liability company formed to become the general partner of PES Logistics. On June 4, 2014, PES Holdings and North Yard GP, LLC (North Yard GP) formed North Yard Logistics Partners, L.P. (Logistics) as a Delaware limited partnership. North Yard GP is a limited liability company formed to become the general partner of Logistics. On January 1, 2015, the Company contributed the North Yard terminal to Logistics.

              On September 8, 2012, Carlyle PES, LLC (Carlyle PES) contributed cash to PES LLC in exchange for 67% of the Common Units of PES LLC and 25 million Preferred A Units of PES LLC. Concurrently, Sunoco, Inc. and certain of its subsidiaries (Sunoco) contributed substantially all of the assets constituting their refinery operations in Philadelphia, Pennsylvania to Refining, and in exchange Sunoco received 33% of the Common Units in PES LLC. Carlyle PES is affiliated with The Carlyle Group L.P. and Sunoco is a wholly owned subsidiary of Energy Transfer Partners, L.P. (ETP).

              The Company operates two refineries, Girard Point and Point Breeze, in Philadelphia, Pennsylvania (together, the Philadelphia refining complex) and engages in the refining of crude oil and other feedstocks into petroleum products in the Northeast region of the United States. The Company also operates a crude oil rail unloading terminal (North Yard terminal) which currently provides certain logistics services to Refining.

Potential Initial Public Offerings

              In June 2014, the Company formed PES Logistics, which is expected to acquire a portion of the equity interests in Logistics, which owns the crude oil rail unloading terminal and currently provides certain logistics services to Refining. On October 29, 2014 a registration statement on Form S-1, as amended, for PES Logistics was filed with the Securities and Exchange Commission (SEC) to explore an initial public offering.

              In February 2015, the Company formed Philadelphia Energy Solutions Inc. (PES Inc.) which is expected to own the portion of PES LLC to be sold in a public offering. On February 17, 2015, a registration statement on Form S-1 for PES Inc. was filed with the SEC to explore an initial public offering (the Offering).

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

2. BASIS OF PRESENTATION AND OTHER ACCOUNTING POLICY INFORMATION

Basis of Presentation

              The accompanying unaudited consolidated financial statements include the accounts of PES LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The unaudited consolidated financial statements of the Company have been prepared in accordance with the SEC's rules and regulations for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures required by U.S. generally accepted accounting principles (U.S. GAAP) for a complete set of financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the periods presented have been included. Interim results may not be indicative of the results to be expected for the full year.

              The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes and related disclosures for the year ended December 31, 2014 included elsewhere in this registration statement.

Pro Forma Information

              These financial statements have been prepared in anticipation of the Offering of PES Inc. which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company were a taxable corporation. The Company has computed pro forma tax expense using a 36% blended corporate level U.S. federal, state and local tax rate. This rate also reflects the state and local benefits attributable to the location of the Philadelphia refining complex in a Keystone Opportunity Zone. All of these benefits expire by December 31, 2023.

              Certain distributions to owners prior to or coincident with an initial public offering may be considered to be distributions in contemplation of that offering. In January 2015, PES LLC advanced $10,396 to its common unitholders for the payment of their taxes. Furthermore, PES LLC made an additional distribution of $60,000 to its common unitholders in May 2015. The pro forma balance sheet as of March 31, 2015 gives pro forma effect to these distributions to the PES common unitholders, as though it had been declared and was payable as of that date.

              In connection with the Offering, 29,583,501 shares of Class A common stock of PES Inc. will be issued to the public and to certain existing members of PES LLC. Such shares have been included in the pro forma weighted average shares of Class A common stock outstanding for determining pro forma basic net income per share of Class A common stock. Earnings available to PES Inc. Class A common stock for basic purposes include 37.1% of the pro forma net income of PES LLC. There will be 50,182,064 PES LLC units owned by PESC Company which are redeemable in exchange for newly issued shares of Class A common stock of PES Inc. on a one-for-one basis (and shares of PES Inc. Class B common stock will be cancelled on a one-for-one basis upon any such redemption). The shares of Class A common stock which would be issued upon redemption are included in the weighted

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

2. BASIS OF PRESENTATION AND OTHER ACCOUNTING POLICY INFORMATION (Continued)

average shares outstanding and the net income attributable to shares of Class A common stock of PES Inc. includes 100% of the pro forma PES LLC net income on a dilutive basis. Except as discussed above, there were no potential shares of Class A common stock outstanding to be considered in the pro forma diluted earnings per share calculation.

Recent Accounting Developments

              In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03) which modifies the presentation of debt issuance costs in the balance sheet. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company currently presents such amounts as other long-term assets. ASU 2015-03 does not change the current recognition and measurement guidance for debt issuance costs. ASU 2015-03 is effective for interim and annual financial statements issued for fiscal years beginning after December 15, 2015. ASU 2015-03 shall be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Early adoption of ASU 2015-03 is permitted for financial statements that have not been previously issued. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis (ASU 2015-02), which modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. The requirements from ASU 2015-02 are effective for interim and annual periods beginning after December 15, 2015, and early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. In April 2015, the FASB proposed a one-year delay in the effective date of the new standard to 2018. Under this proposal, early adoption will be allowed, but not earlier than the original effective date. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

3. INTERMEDIATION AGREEMENTS

              Refining entered into an intermediation agreement with J.P. Morgan Ventures Energy Corporation (JPMVEC) on September 8, 2012. On October 7, 2014, JPMVEC assigned the intermediation agreement to Merrill Lynch Commodities (MLC) and the agreement was simultaneously amended and restated. Under these agreements, on a daily basis, Refining acquires (or acquired) substantially all of its crude oil and noncrude feedstocks for use in production at the Philadelphia refining complex from the respective counterparty and likewise sells (or sold) substantially all of refined products and blendstocks to the other party.

              For the three months ended March 31, 2014, JPMVEC accounted for approximately 76% of the Company's revenues. MLC accounted for 75% of the Company's revenues for the three months ended March 31, 2015. MLC accounted for 75% and 53% of the Company's accounts receivable at March 31, 2015 and December 31, 2014, respectively.

4. RELATED-PARTY TRANSACTIONS

Agreements with Sunoco

Sunoco Supply Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, as subsequently amended and restated on June 1, 2013, Refining entered into an agreement with Sunoco LLC (as successor in interest to Sunoco, Inc. (R&M) (Sunoco R&M)), a subsidiary of ETP, pursuant to which Refining sells ethanol to Sunoco LLC for blending at SXL's Belmont truck rack (Belmont Rack). The initial term of this agreement ends in June 2015 and will automatically renew for successive twelve-month terms unless terminated by either party upon 180 days' prior written notice.

              The volume of ethanol sold under the agreement equals the amount required for blending based on the volume of gasoline Sunoco LLC purchases from MLC in connection with the intermediation agreement. In addition, this agreement would control the sale of gasoline, diesel and alkylate from Refining to Sunoco LLC if the intermediation agreement with MLC were to be terminated.

              Sunoco LLC is responsible for all fees, costs and expenses incurred by Refining outside of the Philadelphia refining complex with respect to any product sold under this agreement including, without limitation, (i) rack and/or distribution costs, (ii) fees charged by Sunoco Logistics Partners L.P. (SXL), (iii) fees for the use of the Belmont truck rack and (iv) docking fees. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              Refining's net sales include $10,997 and $23,334 under this agreement for the three months ended March 31, 2015 and, 2014, respectively.

Transition Services Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a transition services agreement with Sunoco for the performance by each party of certain transition services related to the transition of the Philadelphia refining complex to a stand-alone operation separate from the other businesses of Sunoco. Services provided under the agreement

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

included various accounting, management, information technology, human resources, commercial and other miscellaneous administrative functions. The party performing a transition service was reimbursed by the other party according to the agreed-upon fee schedule for that particular service. While a majority of the services provided pursuant to this agreement ceased in March 2013, Refining continues to utilize Sunoco's common carrier bond in connection with Foreign Trade Zone operating activities.

              Transition services expenses for the three months ended March 31, 2015 and 2014, totaled $53 and $116, respectively.

Sublease

              In connection with the acquisition of the Philadelphia refining complex, we entered into a sublease arrangement with Sunoco for our corporate headquarters in Philadelphia that were previously occupied by Sunoco. For the three months ended March 31, 2015 and 2014, rent expense of $352 and $349, respectively, was incurred in connection with this arrangement.

Ethanol Purchases

              From time to time, we purchase ethanol from Sunoco. Ethanol purchases for the three months ended March 31, 2015 and 2014 were $692 and $0, respectively.

Renewable Identification Numbers (RINs)

              From time to time, we purchase RINs from Sunoco. RINs purchases for the three months ended March 31, 2015 and 2014, were $980 and $801, respectively.

Agreements with SXL

Fort Mifflin Terminal Marine Dock and Terminaling Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a dock and terminaling agreement with SXL pursuant to which SXL provides Refining with the capacity to unload and store more than 300,000 barrels per day of waterborne crude oil and certain other refinery feedstocks, at the Fort Mifflin Terminal and the related Darby Creek tank farm in exchange for a per barrel throughput fee, a per barrel fee for any necessary heating services and various miscellaneous docking fees. The throughput fee escalates annually at a rate equal to the increase in the Consumer Price Index (CPI), and the other fees escalate annually to reflect any increase in the out-of-pocket costs of providing the applicable services.

              This agreement expires in September 2022 and provides Refining with access to four marine docks, 29 storage tanks with working capacity of 2.8 million barrels and seven pipelines at the Fort Mifflin Terminal and the Darby Creek tank farm. The agreement contains a minimum volume commitment requiring Refining to deliver an average of at least 300,000 barrels per day on an annual basis or make a per barrel deficiency payment based on the shortfall amount. Deficiency payments can be credited against excess volumes throughput in the following year. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

              Refining has an option under this agreement to purchase the Fort Mifflin Terminal for fair market value should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million. Refining also has a right of first refusal to match the terms of any sale by SXL of a material portion of the terminal to a third party. SXL has a right of first refusal to repurchase the Fort Mifflin Terminal if Refining purchases the terminal pursuant to its option and thereafter sells or contributes to a joint venture the Fort Mifflin Terminal in a transaction that does not include a sale or conveyance of the Philadelphia refining complex.

              For the three months ended March 31, 2015 and 2014, fees of $5,004 and $4,911, respectively, were incurred in connection with this agreement.

Eagle Point Terminaling and Storage Agreements

              Refining has entered into several terminaling and storage agreements with SXL pursuant to which SXL provides offloading, terminaling and storage services at its Eagle Point Terminal for Refining.

    Terminaling & Storage Agreement (ULSD)

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminaling and storage agreement with SXL pursuant to which SXL provides ultra-low sulfur diesel storage and terminaling services for Refining at the Eagle Point Terminal. In exchange, Refining pays SXL a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine vapor recovery, contaminate treatment and miscellaneous docking fees. Storage fees under the agreement escalate annually at a rate equal to the increase in CPI and most other fees escalate annually to reflect any changes in the out-of-pocket costs of providing the relevant services. This agreement expires in September 2022 and provides Refining with access to two marine docks and three storage tanks with working capacity of 600,000 barrels. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Rail Offloading, Terminaling and Storage Agreement (Crude Oil)

              On September 19, 2014, Refining entered into a rail offloading, terminaling and storage agreement with SXL pursuant to which SXL provides crude oil offloading, terminaling and storage services for Refining at SXL's tank farm and docks located at the Eagle Point Terminal. In exchange, Refining pays SXL a per barrel fee for rail car offloading, terminaling and barge loading and various transfer, circulation, marine vapor recovery and miscellaneous docking fees. The fees under the agreement escalate annually at a rate equal to the increase in the CPI. This agreement provides Refining with access to one storage tank and two docks with working capacity of 150,000 barrels as well as fungible storage of up to 100,000 barrels. The agreement expires on August 31, 2015 with respect to the dedicated storage and will automatically renew for successive three month periods. The agreement, as amended, expires on June 30, 2015 with respect to the fungible storage. In February 2015, Refining amended this agreement to add an additional four dedicated storage tanks for the period March 1,

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

2015 to December 31, 2015. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Terminaling & Storage Agreements (Light Cycle Oil and Naphtha)

              In connection with the acquisition of the Philadelphia refining complex, Sunoco R&M assigned to Refining its rights and obligations with respect to certain tanks at the Eagle Point Terminal. Refining expanded upon this arrangement by entering into a terminaling and storage agreement, effective as of February 10, 2014, with SXL pursuant to which SXL provides light cycle oil and naphtha storage and terminaling services at the Eagle Point Terminal. In exchange, Refining pays SXL a base storage fee and various transfer, circulation, marine recovery, heating, contaminate treatment and miscellaneous docking fees. This agreement currently provides Refining with access to eight storage tanks and three marine docks with working capacity of approximately 980,000 barrels. The agreement for six of the tanks was scheduled to expire on February 28, 2015, and the balance of the agreement was to expire on April 30, 2015. In January 2015, the Company amended the agreement to continue on a month to month basis after the respective expiration dates. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              For the three months ended March 31, 2015 and 2014, fees of $7,725 and $2,467, respectively, were incurred in connection with the Eagle Point Terminal agreements.

Marcus Hook Terminal Agreements

              Refining has entered into several terminal services agreements with SXL pursuant to which SXL provides pipeline access, terminaling and storage services for Refining at SXL's Marcus Hook Terminal located in Marcus Hook, Pennsylvania.

    Terminal Services Agreement.

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminal services agreement with Sunoco R&M, that was subsequently assigned to SXL, pursuant to which SXL provides storage and terminaling services with respect to Refining's butane products in underground storage caverns located at the Marcus Hook Terminal. In exchange, Refining pays SXL a per gallon throughput fee, which begins on the third anniversary of the agreement, based upon the throughput amount of 775,000 barrels of refined products, an excess volume fee, a truck rack loading and unloading fee and a dock loading and unloading fee. The agreement provides a free rent period for 775,000 barrels of storage for the first three years of the agreement. After the third year, the storage rate will be $8,138 per year. All fees under the agreement escalate annually at a rate equal to the increase in the CPI. The initial term of the contract expires on September 7, 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              For the three months ended March 31, 2015 and 2014, fees of $1,824 and $2,079, respectively, were incurred in connection with the Marcus Hook Terminal agreements.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

Inter-refinery Pipeline Lease

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Sunoco R&M assigned to Refining its rights to and obligations under a lease for three pipelines owned by SXL that connect the Philadelphia refining complex to the Marcus Hook Terminal (Inter-Refinery Pipeline). On November 30, 2012, Refining entered into a lease with SXL for the Inter-Refinery Pipeline, which replaced the Sunoco R&M lease. Under the lease, Refining pays SXL rent and a per barrel throughput fees to provide power to pumps at the Marcus Hook Terminal. Rental payments are subject to an annual escalator. The lease expires in January 2022. For the three months ended March 31, 2015 and 2014, fees of $2,512 and $1,712, respectively, were incurred in connection with this agreement.

              SXL is responsible for operating and maintaining the pipelines and related facilities, except Refining must reimburse SXL for any non-routine maintenance expenditures incurred during the term of the agreement. For the three months ended March 31, 2015, expenses of $411were incurred under this agreement. For the three months ended March 31, 2014, there were no material reimbursements under this agreement.

Wholesale Rack Terminal Services Agreements

              Refining has entered into several terminal services agreements with SXL pursuant to which SXL provides terminaling and storage services for Refining at certain of its wholesale rack terminals.

    Products Terminal Services Agreement (Belmont Rack and Paulsboro Terminal)

              On September 8, 2012, Refining entered into an agreement with SXL pursuant to which SXL provides terminaling and storage services for Refining at the Belmont Rack and Paulsboro terminal. In exchange, Refining pays SXL a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. The contract expires in September 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              In addition, Refining has a right of first offer to purchase the Belmont Rack should SXL sell the Belmont Rack or any material portion thereof. Refining also has the option to purchase the Belmont Rack should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructures its capital structure through a public debt financing of not less than $200 million. SXL has a right of first refusal to repurchase the Belmont Rack if Refining purchases the Belmont Rack pursuant to its option and thereafter sells or contributes to a joint venture the Belmont Rack in a transaction that does not include a sale or conveyance of the Philadelphia refining complex. SXL also has the option to repurchase the Belmont Rack should Refining purchase the rack pursuant to its option and thereafter the operations of the Belmont Rack are no longer conducted in connection with refining operations at the Philadelphia refining complex. SXL also has the option to purchase certain of Refining's assets should there be a permanent shutdown at the Philadelphia refining complex.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

    Truck Rack Terminal Services Agreement

              On March 12, 2013, Refining entered into an agreement with SXL for the terminaling of refined products at various truck rack terminals located throughout the northeastern United States. The initial term of this agreement expired in March 2014, and the agreement automatically continues to remain in effect until terminated by either party upon 60 days' prior written notice. Fees under the agreement include a per gallon throughput fee based on the type of refined product and additives used, a per gallon demurrage fee and various additive fees, subject to discounts for meeting volume incentives at certain of the terminals. All fees under the agreement escalate annually at a rate equal to the increase in CPI. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Van Buren Terminal Services Agreement

              On July 1, 2014, Refining entered into a products terminal services agreement with SXL pursuant to which SXL provides terminaling services at SXL's Van Buren truck rack terminal. In exchange, Refining pays SXL a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. This agreement expires in June 2015, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              For the three months ended March 31, 2015 and 2014, fees of $3,120 and $1,850, respectively, were incurred in connection with the wholesale rack terminal services agreements.

Crude Oil Purchase Agreement

              Refining has entered into crude oil purchase agreements with SXL pursuant to which Refining purchases crude oil from SXL. Under the current agreement, SXL may nominate up to 470,000 barrels per month for purchase by Refining. At March 31, 2015, the Company had committed to purchase 1.4 million barrels of crude oil from SXL under the current agreement which expires in June 2015, and any obligations under the current agreement will be suspended to the extent affected by a force majeure event.

              For the three months ended March 31, 2015 and 2014, the Company purchased crude oil totaling $70,102, and $269,983, respectively, under these agreements.

Pipeline Distribution Arrangements

              In addition to the foregoing commercial agreements with SXL, Refining distributes refined products to customers and other storage locations by pipeline, barge, rail and truck in the ordinary course of business, which includes pipelines owned and operated by SXL. Fees paid to SXL under these arrangements generally include transmix disposal costs and transportation costs that are based on the Federal Energy Regulatory Commission's published common carrier tariffs. For the three months ended March 31, 2015 and 2014, fees of $6,145 and $0, respectively, were incurred in connection with these arrangements.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

4. RELATED-PARTY TRANSACTIONS (Continued)

Advisory Agreement

              The Company is party to an advisory agreement with Carlyle Investment Management LLC and Sunoco whereby they are paid a management fee equal to 2% and 1%, respectively, of the Company's earnings before interest expense, depreciation, amortization, and income taxes. Management fees totaled $1,326 and $1,341 for the three months ended March 31, 2015 and 2014, respectively, and were recorded as a component of general and administrative expenses in the Company's consolidated statements of operations and comprehensive income.

5. TAXES

              The Company is a limited liability company, taxed as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level.

              Effective January 1, 2014, the Company was subject to the Business Income and Receipts Tax (BIRT). For the three months ended March 31, 2015 and 2014, the Company recorded an income tax expense related to BIRT of $125 and $0, respectively. The Philadelphia refining complex is located in geographic areas that were designated as Keystone Opportunity Zones (KOZ), and as a result, the Company is provided specific Pennsylvania and City of Philadelphia tax benefits. The Company's effective tax rates are estimated to be 0.3225% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.007075% of Philadelphia gross receipts, based on a statutory rate of 0.14150%, and 0.4995% of Pennsylvania income tax, based on a statutory rate of 9.99%, through December 31, 2020. From January 1, 2021 through December 31, 2023, the Company's effective tax rates are estimated to be to be 0.645% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.01415% of Philadelphia gross receipt taxes, based on a statutory rate of 0.14150%, and 0.999% of Pennsylvania income tax, based on a statutory rate of 9.99% apportioned. After December 31, 2023, the Company will be subject to the fully enacted tax rates at that time. The cumulative effect of the tax benefit recognized through March 31, 2015 is $13.5 million.

6. INVENTORIES

              Inventories are stated at the lower of cost or market. The cost of crude oil and refined and intermediate products inventories is determined using the last-in, first-out (LIFO) method. The cost of materials and supplies inventories is determined using the average-cost method. Refined and intermediate products include the cost of crude oil and other feedstocks, manufacturing costs, and

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

6. INVENTORIES (Continued)

inbound freight costs. Inventories consisted of the following components at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Crude oil-Intermediated	$424,723	$461,465
Crude oil-Non-intermediated	3,617	5,889
Refined and intermediate products-Intermediated	403,393	400,239
Refined and intermediate products-Non-intermediated	25,267	46,404
Materials and supplies	13,250	13,090

	$870,250	$927,087

              Under the intermediation agreement, MLC and the intermediary have liens on the intermediated crude and refined products held in inventory.

              The Company recorded an impairment of $49,290 for the year ended December 31, 2014 to state certain crude oil and refined and intermediate products at their net realizable value due to declining market values. At March 31, 2015 all inventories valued at LIFO approximate market.

7. DEBT AND CREDIT FACILITIES

              This footnote should be read in conjunction with the complete description under Note 10, Debt and Credit Facilities, to the Company's 2014 annual financial statements.

              At March 31, 2015, there were no borrowings under the Refining revolving credit facility; however, it was being used to support letters of credit totaling $5,198. As of March 31, 2015, there was $21,257 of availability under the Refining revolving credit facility.

              As of March 31, 2015 and December 31, 2014, the Refining term loan rate was 6.25% and the amount outstanding was $539,000 and $540,375, respectively. Refining was in compliance with the Refining term loan covenants as of March 31, 2015.

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for the purchase of a rail terminal which was completed and placed in service in December 2014. Refining is required to make installment payments over seven years and pay an annual development fee of 12% on a quarterly basis. The agreement is a financing arrangement and accordingly, the Company recorded $19,334 and $50,675 in property, plant and equipment and the corresponding financing obligation in the consolidated balance sheet as of March 31, 2015 and December 31, 2014, respectively. As of March 31, 2015 and December 31, 2014, the amounts outstanding were $68,385 and $50,035, respectively.

8. SUPPLEMENTAL CASH FLOW INFORMATION

              As of March 31, 2015 and 2014, the Company had $19,663 and $5,920 of capital expenditures that were accrued but not paid.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

8. SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

              For the three months ended March 31, 2015 and 2014, interest paid, net of $472 and $532 of capitalized interest, respectively was $9,863 and $9,030, respectively.

9. COMMITMENTS AND CONTINGENCIES

              This footnote should be read in conjunction with the complete description under Note 14, Commitments and Contingencies, to the Company's 2014 annual financial statements.

Environmental Costs

              Refining is subject to extensive and frequently changing federal, state, and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management, and the characteristics and composition of fuels. As with the industry in general, compliance with existing and anticipated laws and regulations increases the overall cost of operating the Company's businesses, including remediation, operating costs, and capital costs to construct, maintain, and upgrade equipment and facilities.

              Refining has entered into an arrangement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to the acquisition of the Philadelphia refining complex. The Company has reflected liabilities of $18,242 and $18,619 and receivables of $18,242 and $18,619 for the recovery of Sunoco's estimated indemnified environmental liabilities which have not been remediated as of March 31, 2015 and December 31, 2014, respectively. The Company did not record environmental remediation expenses for the three months ended March 31, 2015 and 2014. The Company has had no material liabilities incurred since September 8, 2012 that would not be indemnified by Sunoco under this arrangement.

              In order to meet current and future EPA requirements, we must purchase credits, known as RINs, utilizing fixed price purchase contracts. Some of these contracts are derivative instruments; however, we elect the normal purchase and sale exception and do not record these contracts at their fair values. RINs expense for the three months ended March 31, 2015 and 2014 amounted to $31,825 and $40,720, respectively.

10. MEMBERS' EQUITY

Common Units

              On December 6, 2012, the Company loaned members of executive management $4,000 to purchase 4,000 Common Units of PES LLC. The notes required repayment within five years and had an interest rate of 5%. On January 7, 2013, $2,000 of the notes was repaid in cash. On September 8, 2013, the remaining notes were reduced by $1,147 from the proceeds of the distribution to Common Unit holders. At December 31, 2014, officer loans totaling $853 were recorded as contra equity. These remaining notes were paid in February 2015.

              PES LLC is required to make a cash advance to each of its members if the Company has cumulative taxable income. The cash advance is calculated based on the estimated taxable income for

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

10. MEMBERS' EQUITY (Continued)

the Company using the highest applicable U.S. federal, state, and local income tax rate applicable to New York residents. The advance must be made no later than March 30 of the subsequent year. In January 2015, PES LLC advanced $10,396 to Common Unit holders for their 2014 taxes. This advance was recorded as a reduction to members' equity. There was no advance during the three months ended March 31, 2014.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

              Amounts related to the changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2015 and 2014 were as follows:

Unrealized (loss) gain on derivative instruments
Balance January 1, 2015	$(2,496)
Change during period	(2,604)

Balance March 31, 2015	$(5,100)

Balance January 1, 2014	$719
Change during period	(755)

Balance March 31, 2014	$(36)

              The amounts reclassified to the consolidated statements of operations and comprehensive income from accumulated other comprehensive income were immaterial for all periods presented. The amounts expected to be reclassified from accumulated other comprehensive income in the next twelve months were not material as of March 31, 2015.

12. FAIR VALUE MEASUREMENTS

              The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy included in current accounting guidance. The Company generally applies the "market approach" to determine fair value when available. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

12. FAIR VALUE MEASUREMENTS (Continued)

              The following table represents the Company's assets and liabilities measured at fair value on a recurring basis, by input level, as of March 31, 2015 and December 31, 2014:

	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$52,055	$—	$—	$52,055
Futures contracts	43,687	—	—	43,687
Swap contracts	—	334,054	—	334,054
Fair value hedges	—	2,135	—	2,135
Liabilities:
Futures contracts	$25,937	$—	$—	$25,937
Swap contracts	—	330,938	—	330,938
Interest rate swap	—	5,100	—	5,100

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,047	$—	$—	$53,047
Futures contracts	27,269	—	—	27,269
Swap contracts	—	279,142	—	279,142
Fair value hedges	—	48,662	—	48,662
Liabilities:
Futures contracts	$29,536	$—	$—	$29,536
Swap contracts	—	269,943	—	269,943
Interest rate swap	—	2,496	—	2,496

              The valuation methods used to measure financial instruments at fair value are as follows:

  •
  Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

  •
  The futures contracts categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The swap contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon broker quoted market prices of similar commodity contracts.

  •
  The fair value hedges categorized in Level 2 of the fair value hierarchy are measured using a market approach based on quoted market prices.

  •
  The interest rate swap is measured and recorded at fair value using Level 2 inputs. With respect to the interest rate swap contract, fair value is based on the net present value of expected future cash flows related to both variable and fixed rate legs of the respective swap agreement. The measurements are computed using market-based observable inputs and the forward LIBOR yield curve.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

12. FAIR VALUE MEASUREMENTS (Continued)

              There were no transfers between levels during the three months ended March 31, 2015 or the year ended December 31, 2014.

              The table below summarizes the carrying value and fair value of the Company's recorded financial instruments not carried at fair market value:

	March 31, 2015		December 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Refining term loan	$534,050	$514,298	$535,012	$506,153
Financing obligation	$68,385	$68,385	$50,035	$50,035

              The fair value of the Refining term loan is based on quoted market prices provided by a third party and is classified as Level 2 within the fair value hierarchy.

              The fair value of the financing obligation approximates carrying value. The fair value of the financing obligation is based on an internal model and is therefore classified as Level 3 within the fair value hierarchy.

              The Company believes that the carrying amount of its cash and cash equivalents, accounts receivable, accounts receivable from affiliate, accounts payable, accounts payable to affiliate, accrued liabilities and deferred revenue approximates fair value due to the short-term maturities of these assets and liabilities.

13. DERIVATIVE INSTRUMENTS

              The Company enters into economic hedges consisting of commodity derivative instruments that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as refined product sales. The objective in entering into economic hedges is to mitigate certain exposures to commodity price risk.

              There were approximately 98.9 million barrels of crude oil, 53.0 million barrels of refined products, 5.5 million dekatherms of natural gas and 142,680 megawatts of electricity outstanding under commodity derivative instruments not designated as hedges as of March 31, 2015. There were approximately 57.8 million barrels of crude oil, 35.6 million barrels of refined products, 6.9 million dekatherms of natural gas and 246,960 megawatts of electricity outstanding under commodity derivative instruments not designated as hedges as of December 31, 2014. As of March 31, 2015, the Company had commodity derivatives extending to February 2016.

              The commodity swaps and other commodity derivative agreements discussed above include multiple derivative positions with counterparties for which the Company has entered into agreements governing the nature of the derivative transactions. Each of the counterparty agreements provides for the right to offset each individual derivative position to arrive at the net receivable due from the counterparty or payable owed by the Company. As a result of the right to offset, the Company's recognized assets and liabilities associated with the outstanding derivative positions have been presented net in the consolidated balance sheets.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

13. DERIVATIVE INSTRUMENTS (Continued)

              Fair value hedges are used to hedge price volatility of certain refining inventories. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.

              Under the current intermediation agreement, discussed in note 3, Intermediation Agreements, the Company is required to redeliver inventory to MLC at a future date. The Company has identified the fixed price and volume requirement to redeliver an embedded derivative and has designated these derivatives as fair value hedges of inventory. The Company was obligated to redeliver 8.4 million barrels of crude oil as of March 31, 2015 under the current intermediation agreement.

              Refining uses interest rate swaps to manage its exposure to interest rate risk. As of March 31, 2015, Refining had an interest rate swap contract that hedges its exposure to the cash flow risk caused by the effects of LIBOR changes on its Refining term loan. The interest rate swap effectively converts this LIBOR based debt to fixed rate debt having an interest rate of 1.923% plus an applicable margin of 5%, which equaled an effective interest rate of 6.923% as of March 31, 2015. This swap contract matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in OCI in the consolidated statements of operations and comprehensive income and the realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income.

              The following tables below outline the gross amounts of the recognized assets and liabilities and the gross amounts offset in the consolidated balance sheets for the various types of open derivative positions:

Description	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets
March 31, 2015:
Derivatives not designated as hedging instruments:
Swap contracts	$332,756	$(325,519)	$7,237
Futures contracts	43,687	(25,937)	17,750
Derivatives designated as hedging instruments:
Fair value hedges	2,135	—	2,135
December 31, 2014:
Derivatives not designated as hedging instruments:
Swap contracts	271,516	(256,784)	14,732
Derivatives designated as hedging instruments:
Fair value hedges	48,662	—	48,662

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

13. DERIVATIVE INSTRUMENTS (Continued)

Description	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets
March 31, 2015:
Derivatives not designated as hedging instruments:
Swap contracts	$(5,419)	$1,298	$(4,121)
Derivatives designated as hedging instruments:
Interest rate swap contract	(5,100)	—	(5,100)
December 31, 2014:
Derivatives not designated as hedging instruments:
Swap contracts	(13,159)	7,626	(5,533)
Futures contracts	(29,536)	27,269	(2,267)
Derivatives designated as hedging instruments:
Interest rate swap contract	(2,496)	—	(2,496)

              The following table provides information about the fair values of these derivative instruments as of March 31, 2015 and December 31, 2014 and the line items in the consolidated balance sheets in which the fair values are reflected. See note 13, Fair Value Measurements, for additional information related to the fair values of derivative instruments:s

Description	Consolidated balance sheets location	Fair value asset/ (liability)
March 31, 2015
Derivatives not designated as hedging instruments:
Swap and futures contracts	Prepaid expenses and other current assets	$24,987
Swap contracts	Accrued liabilities	$(4,121)
Derivatives designated as hedging instruments:
Fair value hedges	Accrued liabilities	$2,135
Interest rate swap contract	Accrued liabilities	$(5,100)
December 31, 2014
Derivatives not designated as hedging instruments:
Swaps	Prepaid expenses and other current assets	$14,732
Swaps and futures	Accrued liabilities	$(7,800)
Derivatives designated as hedging instruments:
Fair value hedges	Accrued liabilities	$48,662
Interest rate swap contract	Accrued liabilities	$(2,496)

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

13. DERIVATIVE INSTRUMENTS (Continued)

              Unrealized gains and losses associated with changes in the fair value of derivative instruments not accounted for as cash flow hedges are reflected in current period earnings.

              The following tables present the classification and amounts of gains or losses in the consolidated statements of operations and comprehensive income for each of the reporting periods:

Derivatives not designated as hedging instruments:

Description	Classification in consolidated statements of operations and comprehensive income	Gain (loss) recognized in earnings
For the three months ended March 31, 2015 Swaps and futures	Cost of sales	$(10,155)
Swaps	Operating expenses	$1,404
For the three months ended March 31, 2014 Swaps, futures and commodity contract	Cost of sales	$23,721
Swaps	Operating expenses	$(709)

Derivatives designated as hedging instruments:

Description	Classification in consolidated statements of operations and comprehensive income	Gain (loss) recognized in earnings
For the three months ended March 31, 2015
Fair value hedges(1)	Cost of sales	$46,527
For the three months ended March 31, 2014
Fair value hedges	Cost of sales	$—

(1)
Changes in the fair value hedges are substantially offset by changes in the hedged items.

              The Company is exposed to credit risk in the event of nonperformance by counterparties on its derivative instruments. Management believes this risk is not significant as the Company has established credit limits with such counterparties which require the settlement of net positions when these credit limits are reached.

              At March 31, 2015, Refining was obligated to purchase 470,000 barrels per month of crude oil from SXL based on the average monthly NYMEX West Texas Intermediate (WTI) price for the month plus a fixed charge for transportation. This contract expires on June 30, 2015. Refining had offsetting sales contracts to sell the crude oil purchased under these agreements to MLC under the same terms and prices as the SXL contracts. Refining had deemed the purchase obligations with SXL and sales commitments to MLC to be a contract that contain derivatives that change in value based on changes in commodity prices. Refining was also obligated to purchase approximately 76,000 barrels per month

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

13. DERIVATIVE INSTRUMENTS (Continued)

of crude oil from a third party discounted from the average WTI price for the month. This contract expires on April 30, 2015.

              In 2014, Refining was obligated to purchase a minimum of 8,000 barrels per day of crude oil from SXL based on the average daily NYMEX West Texas Intermediate price for the month plus a fixed charge for transportation. Refining was also obligated to purchase a minimum of 15,000 barrels per day of crude oil from SXL discounted from the average daily ICE Brent price for the month. These contracts expired on August 31, 2014. Refining had offsetting sales contracts to sell the crude oil purchased under these agreements to JPMVEC under the same terms and prices as the SXL contracts. Refining had deemed the purchase obligations with SXL and sales commitments to JPMVEC to be contracts that contain derivatives that change in value based on changes in commodity prices.

              At March 31, 2015 and December 31, 2014, the fair values of the open contracts described above have been reflected in the table above.

              Under the intermediation agreement with JPMVEC, Refining entered into commitments to purchase crude oil, which include indexed basis adjustments. Refining cash settles these basis adjustments monthly and considers these adjustments to be a normal cost of acquiring the crude oil. All basis adjustments are recorded in cost of products sold in the accompanying consolidated statements of operations and comprehensive income.

14. SEGMENT DATA

              The Company was managed as one business with a single management team until December 31, 2014 and did not prepare discrete financial information for any of its products or services, and accordingly, did not have any separately reportable segments. On January 1, 2015, the Company created its logistics business segment when the North Yard terminal was contributed to Logistics. In connection with this contribution, Logistics and Refining entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and related services and secondment and easement agreements. Accordingly, as of January 1, 2015, we conduct our operations through two business segments, refining and logistics, which are operated by Refining and Logistics, respectively. The Company's refining segment includes the operations of its Philadelphia refining complex. The refineries produce unbranded transportation fuels, heating oil, petrochemical feedstocks and other petroleum products. The refining segment purchases predominantly light, sweet crude oil, other feedstocks and blending components from various third-party suppliers and sells products primarily in the northeastern United States. The logistics segment owns and operates the North Yard terminal, the East Coast's largest crude oil rail unloading terminal, located adjacent to the Philadelphia refining complex. It provides rail unloading services to the refining segment under the long-term contract described above at prices the Company believes are substantially equivalent to the prices that could have been negotiated with unaffiliated parties with respect to similar services. Prior to January 1, 2015, Logistics' assets were operated within the refining operations and did not generate revenue, therefore, they were not considered to be a separate reportable segment. Logistics currently does not generate third party revenue and as such intersegment related revenues are eliminated in consolidation.

PHILADELPHIA ENERGY SOLUTIONS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except unit data)

14. SEGMENT DATA (Continued)

              The Company evaluates the performance of its segments based primarily on income from operations. Income from operations includes those revenues and expenses that are directly attributable to management of the respective segment. Activities of the Company's business that are not included in the two operating segments are included in Corporate. Such activities consist primarily of corporate staff operations and other items that are not specific to the normal operations of the two operating segments.

              The following table presents segment data for the three months ended March 31, 2015:

	Three Months Ended March 31, 2015
	Refining	Logistics	Corporate	Eliminations	Total
Revenues (1)	$1,874,622	$29,070	$1,571	$(30,641)	$1,874,622
Depreciation and amortization	15,625	1,237	—	—	16,862
Operating income	26,290	23,260	—	—	49,550
Interest (expense) income, net	(12,649)	—	12	—	(12,637)
Other income (expense)	77	—	—	—	77
Income before income tax expense	13,718	23,260	12	—	36,990

(1)
Revenues for Logistics and Corporate segments represent intersegment revenues.

              The following table presents assets by segment as of March 31, 2015:

	March 31, 2015
	Refining	Logistics	Corporate	Eliminations	Total
Total assets	$2,098,895	$108,734	$56,263	$(12,186)	$2,251,706

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

              We have audited the accompanying consolidated balance sheets of Philadelphia Energy Solutions LLC and subsidiaries as of December 31, 2014 (Successor) and 2013 (Successor), and the related consolidated statements of operations and comprehensive income (loss), changes in members' equity, and cash flows for the years ended December 31, 2014 (Successor) and 2013 (Successor) and the period from September 8, 2012 to December 31, 2012 (Successor) and the consolidated statements of operations and comprehensive income (loss), parent company net investment, and cash flows for the period from January 1, 2012 to September 7, 2012 (Predecessor). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Energy Solutions LLC and subsidiaries as of December 31, 2014 (Successor) and 2013 (Successor), and the results of their operations and their cash flows for the years ended December 31, 2014 (Successor) and 2013 (Successor), the period from September 8, 2012 to December 31, 2012 (Successor), and the period from January 1, 2012 to September 7, 2012 (Predecessor), in conformity with U.S. generally accepted accounting principles.

              As discussed in Note 1 to the consolidated financial statements, the Predecessor financial statements cover the time period prior to the contribution of assets and liabilities to Philadelphia Energy Solutions LLC when the Company was owned by Sunoco, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 13, 2015

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	Successor
	December 31,
	2014	2013
Assets
Cash and cash equivalents	$338,249	$127,380
Accounts receivable	205,852	329,895
Accounts receivable from affiliate	948	6,169
Inventories	927,087	171,380
Prepaid expenses and other current assets	92,220	27,167

Total current assets	1,564,356	661,991
Property, plant, and equipment, net	469,728	298,656
Environmental indemnification receivable	18,619	18,062
Other long-term assets	15,926	24,456

Total assets	$2,068,629	$1,003,165

Liabilities and Members' Equity
Accounts payable	$152,366	$227,620
Accounts payable to affiliates	15,789	10,676
Accrued liabilities	626,004	102,171
Deferred revenue	414,986	—
Current portion of long-term debt, capital lease and other obligations	10,856	6,460
Non-income taxes payable	22,197	8,981

Total current liabilities	1,242,198	355,908
Long-term debt, capital lease and other obligations	575,981	535,236
Environmental liabilities	18,619	18,062
Other long-term liabilities	22,779	27,317

Total liabilities	1,859,577	936,523

Commitments and contingencies (note 14)
Common units	236,602	234,605
Advances to members	(75,900)	(75,900)
Officer loans to purchase common units	(853)	(853)
Retained earnings (deficit)	51,699	(91,929)
Accumulated other comprehensive (loss) income	(2,496)	719

Total members' equity	209,052	66,642

Total liabilities and members' equity	$2,068,629	$1,003,165

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Successor			Predecessor
			Period from September 8, 2012 to December 31, 2012	Period from January 1, 2012 to September 7, 2012

	Year ended December 31, 2014	Year ended December 31, 2013

Net sales	$13,250,883	$13,627,620	$4,552,022	$9,961,884
Operating costs and expenses:
Cost of sales	12,393,541	13,185,363	4,238,775	9,436,608
Operating expenses	502,205	422,506	119,637	273,066
Impairment of inventory	49,290	—	11,533	—
General and administrative expenses	81,068	72,245	24,722	44,913
Depreciation and amortization	37,646	23,201	2,171	12,597

Total operating costs and expenses	13,063,750	13,703,315	4,396,838	9,767,184

Operating income (loss)	187,133	(75,695)	155,184	194,700
Interest expense, net	(46,822)	(30,975)	(571)	—
Other income (expense)	1,565	3,631	(14,815)	—

Income (loss) before income tax expense	141,876	(103,039)	139,798	194,700
Income tax benefit (expense)	1,752	100	(3,788)	(13,506)

Net income (loss)	$143,628	(102,939)	$136,010	$181,194

Other comprehensive income:
Unrealized (loss) gain on derivatives	(3,215)	719	—	—

Other comprehensive (loss) income	(3,215)	719	—	—

Comprehensive income (loss)	$140,413	$(102,220)	$136,010	$181,194

PRO FORMA INFORMATION (UNAUDITED)
Income before income tax expense	$141,876
Pro forma provision for income taxes	(51,075)

Pro forma net income	$90,801

Pro forma net income per share of Class A common stock
Basic	$1.14
Diluted	$1.14
Pro forma weighted average shares of Class A common stock outstanding
Basic	29,583,501
Diluted	79,765,565

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/PARENT COMPANY NET INVESTMENT

(in thousands, except unit data)

	Successor									Predecessor
	Preferred A		Common			Officer loans to purchase common units		Accumulated other comprehensive income (loss)		Parent company net investment
					Advances to members		Retained earnings (deficit)		Total members' equity
	Units	Amount	Units	Amount

Balance at January 1, 2012										$269,606
Net income										181,194
Net transfers to Parent										(28,475)

Balance at September 7, 2012										$422,325

Opening balance at September 8, 2012	—	$—	—	$—	$—	$—	$—	$—	$—
Member capital contributions	25,000,000	25,000	229,875	229,875	—	—	—	—	254,875
Issuance costs	—	—	—	(2,250)	—	—	—	—	(2,250)
Share-based compensation	—	—	—	156	—	—	—	—	156
Common units issued	—	—	5,750	5,750	—	—	—	—	5,750
Officer loans to purchase common units	—	—	—	—	—	(4,000)	—	—	(4,000)
Net income	—	—	—	—	—	—	136,010	—	136,010

Balance at December 31, 2012	25,000,000	25,000	235,625	233,531	—	(4,000)	136,010	—	390,541
Redemption of Preferred A units	(25,000,000)	(25,000)	—	—	—	—	—	—	(25,000)
Distributions to members	—	—	—	—	—	—	(125,000)	—	(125,000)
Advances to members	—	—	—	—	(75,900)	—	—	—	(75,900)
Share-based compensation	—	—	—	1,074	—	—	—	—	1,074
Repayment of officer loans	—	—	—	—	—	3,147	—	—	3,147
Other comprehensive income	—	—	—	—	—	—	—	719	719
Net loss	—	—	—	—	—	—	(102,939)	—	(102,939)

Balance at December 31, 2013	—	—	235,625	234,605	(75,900)	(853)	(91,929)	719	66,642
Share-based compensation	—	—	—	1,997	—	—	—	—	1,997
Other comprehensive loss	—	—	—	—	—	—	—	(3,215)	(3,215)
Net income	—	—	—	—	—	—	143,628	—	143,628

Balance at December 31, 2014	—	$—	235,625	$236,602	$(75,900)	$(853)	$51,699	$(2,496)	$209,052

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor			Predecessor
			Period from September 8, 2012 to December 31, 2012	Period from January 1, 2012 to September 7, 2012

	Year ended December 31, 2014	Year ended December 31, 2013

Cash flows from operations:
Net income (loss)	$143,628	$(102,939)	$136,010	$181,194
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of assets	—	(1,769)	—	—
Depreciation and amortization	37,646	23,201	2,171	12,597
Impairment of inventory	49,290	—	11,533	—
Share-based compensation	1,997	1,074	1,906	—
Amortization of debt discount	1,651	1,237	—	—
Amortization of out of market contracts	(2,832)	(2,568)	(1,019)	—
Accretion of asset retirement obligations	1,383	1,318	—	977
Amortization of deferred financing costs	5,394	3,093	99	—
Changes in assets and liabilities:
Accounts receivable	101,640	(75,884)	(228,582)	—
Accounts receivable from affiliate	5,221	(1,676)	(4,493)	—
Inventories	(367,129)	(25,954)	(118,780)	(161,135)
Prepaid expenses and other current assets	(78,205)	(2,007)	(25,160)	777
Other long-term assets	(610)	—	—	872
Accounts payable	(75,189)	12,166	215,454	(3,250)
Accounts payable to affiliates	5,113	(28,223)	38,899	—
Accrued liabilities	82,293	51,894	40,136	11,409
Deferred revenue	414,986	—	—	—
Environmental liabilities	—	—	—	12,959
Non-income taxes payable	13,216	3,280	5,701	—
Other long-term liabilities	(2,554)	(2,374)	796	(1,931)

Net cash provided by (used in) operating activities	336,939	(146,131)	74,671	54,469

Cash flows from investing activities:
Capital expenditures	(140,295)	(267,871)	(14,060)	(25,994)
Proceeds from Commonwealth of Pennsylvania grants	22,403	2,222	—	—
Proceeds from sale of property, plant, and equipment	—	31,868	—	—
Loan to officers	—	—	(700)	—

Net cash used in investing activities	(117,892)	(233,781)	(14,760)	(25,994)

Cash flows from financing activities:
Proceeds from debt	—	545,290	—	—
Repayment of debt	(7,310)	(4,831)	—	—
Repayment of notes payable to affiliate	—	(28,179)	—	—
Deferred financing costs	(868)	(15,879)	(2,980)	—
Proceeds from issuance of Preferred A units	—	—	25,000	—
Redemption of Preferred A units	—	(25,000)	—	—
Payment of Preferred A dividend	—	(2,594)	—	—
Proceeds from issuance of Common Units	—	—	153,250	—
Equity transactions costs	—	—	(2,250)	—
Distributions to members	—	(120,546)	—	—
Advances to members	—	(75,900)	—	—
Proceeds from repayment of officer loan	—	2,000	—	—
Net transfer to parent	—	—	—	(28,475)

Net cash provided by (used in) financing activities	(8,178)	274,361	173,020	(28,475)

Net increase (decrease) in cash	210,869	(105,551)	232,931	—
Cash and cash equivalents, beginning of period	127,380	232,931	—	—

Cash and cash equivalents, end of period	$338,249	$127,380	$232,931	$—

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except unit and volume data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization of Company

              Philadelphia Energy Solutions LLC (the Company or PES LLC), a Delaware limited liability company, was formed on June 11, 2012, and subsequently formed Philadelphia Energy Solutions Refining & Marketing LLC (Refining) as a Delaware limited liability company on July 2, 2012. On July 18, 2012, PES LLC formed PES Holdings, LLC (PES Holdings) as a Delaware limited liability company and, on July 19, 2012, PES LLC contributed all of the outstanding equity interests in Refining to PES Holdings. After giving effect to the reorganization noted below on November 30, 2012, PES Holdings now owns 99.99% of the outstanding equity interests in Refining, and PESRM Holdings, LLC, a Delaware limited liability company (PESRM Holdings) owns the remaining 0.01% of such equity interests. PES LLC owns all of the outstanding equity interests in PES Holdings and, after giving effect to the reorganization, PES Holdings owns all of the outstanding equity interests in PESRM Holdings. PES Holdings and PESRM Holdings have no operations other than their ownership of the equity of Refining. On June 4, 2014, PES Holdings, PESRM Holdings and PES Logistics GP, LLC (PES Logistics GP) formed PES Logistics Partners, L.P. (PES Logistics) as a Delaware limited partnership. PES Logistics GP is a limited liability company formed to become the general partner of PES Logistics. On June 4, 2014, PES Holdings and North Yard GP, LLC (North Yard GP) formed North Yard Logistics Partners, L.P. (Logistics) as a Delaware limited partnership. North Yard GP is a limited liability company formed to become the general partner of Logistics.

              On September 8, 2012, Carlyle PES, LLC (Carlyle PES) contributed cash to PES LLC in exchange for 67% of the Common Units of PES LLC and 25 million Preferred A Units of PES LLC. Concurrently, Sunoco, Inc. and certain of its subsidiaries (Sunoco or Parent) contributed substantially all of the assets constituting their refinery operations in Philadelphia, Pennsylvania to Refining, and in exchange Sunoco received 33% of the Common Units in PES LLC. Carlyle PES is affiliated with The Carlyle Group L.P. and Sunoco is a wholly owned subsidiary of Energy Transfer Partners, L.P. These contributions were accounted for in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Therefore, the contributed assets and liabilities were recorded at their estimated fair market values at September 8, 2012.

              The Company operates two refineries, Girard Point and Point Breeze, in Philadelphia, Pennsylvania (together, the Philadelphia refining complex) and engages in the refining of crude oil and other feedstocks into petroleum products in the Northeast region of the United States. The Company also operates a crude oil rail unloading terminal which currently provides certain logistics services to Refining.

Reorganization

              From September 8 to November 29, 2012, Refining was a single member limited liability company that was disregarded for federal income tax purposes. On November 30, 2012, PES Holdings formed PESRM Holdings and PES Holdings contributed 0.01% of its equity interest in Refining to PESRM Holdings. Effective with its formation on November 30, 2012, PESRM Holdings elected to be taxed as a corporation for federal income tax purposes causing Refining to be classified as a partnership under Subchapter K of the Internal Revenue Code of 1986 from that date forward.

Commencement of the Company's Operations

              Subsequent to the purchase transaction on September 8, 2012, significant costs were incurred related to the purchase transaction and the subsequent financing, as detailed below.

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              Acquisition costs, totaling $10,853, were expensed upon commencement of operations. These costs include transfer taxes and professional fees. In addition, for its role in obtaining equity financing and a revolving credit agreement for the Company, Carlyle Investment Management LLC received a fee of $3,250. Of this cost, $2,250 was recorded as a reduction to equity and $1,000 was recorded as deferred financing costs. Additional costs capitalized as debt issuance costs subsequent to the purchase transaction totaled $1,980.

              Subsequent to the purchase transaction, the Company purchased certain crude, intermediates, and refined product inventories from Sunoco. The inventories were purchased from Sunoco at their respective market prices for $167,048. The Company financed a portion of the inventory purchase by issuing a $28,179 note to Sunoco due September 8, 2013. In addition, J.P. Morgan Ventures Energy Corporation (JPMVEC) purchased certain crude oil and refined product inventories from Sunoco at market value totaling $1,337,955.

              Subsequent to the purchase transaction, Refining entered into an intermediation agreement with JPMVEC. Under the intermediation agreement, JPMVEC supplied all of the Company's crude oil and noncrude feedstocks and purchased substantially all of the Company's production of blendstocks and refined products. Fees incurred in connection with the JPMVEC agreements totaled $4,020 and were expensed. On October 7, 2014, JPMVEC assigned the intermediation agreement to Merrill Lynch Commodities (MLC) and the agreement was simultaneously amended and restated. For further discussion of the intermediation agreements see Note 5, Intermediation Agreements.

Potential Initial Public Offerings

              In June 2014, the Company formed PES Logistics, which is expected to acquire a portion of the crude oil rail unloading terminal which currently provides certain logistics services to Refining. On October 29, 2014 a registration statement on Form S-1, as amended, for PES Logistics was filed with the Securities and Exchange Commission (SEC) to explore an initial public offering of certain of its logistics assets.

              In February 2015, the Company formed Philadelphia Energy Solutions Inc. (PES Inc.) which is expected to own the portion of PES LLC to be sold in a public offering. On February 17, 2015 a registration statement on Form S-1 for PES Inc. was filed with the SEC to explore an initial public offering.

Organization and Description of the Predecessor business

              The Predecessor includes Sunoco's operations at the Philadelphia refining complex. Sun International, a Sunoco subsidiary, held title to all crude oil purchased for the Philadelphia refining complex until it was physically delivered to the Philadelphia refining complex. As a result, the Predecessor financial statements only include crude oil physically delivered to the Philadelphia refining complex and the storage tanks adjacent to the refineries, which were owned and operated by Sunoco Logistics Partners L.P. (SXL), an affiliated company (see note 3, Related-Party Transactions of the Company). The Predecessor procured all crude oil and refined fuel products from Sunoco, and produced and sold all products, including fuels and certain commodity petrochemicals, to Sunoco subsidiaries.

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1. ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The reporting period of the financial statements of the Predecessor covers the time period prior to the contribution of assets and liabilities to PES LLC when the Philadelphia refining complex was owned by Sunoco.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Presentation

              The accompanying consolidated financial statements include the accounts of the Predecessor until September 7, 2012, the date PES LLC acquired the Philadelphia refining complex, and the accounts of PES LLC and its wholly owned subsidiaries subsequent to September 8, 2012. All significant intercompany accounts and transactions have been eliminated in consolidation.

              The financial statements of the Predecessor have been prepared from the historical accounting records of Sunoco. As the Predecessor was historically managed and financed as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by Sunoco and its affiliates.

              The Predecessor financial statements reflect the results of its operations and cash flows in a manner consistent with Sunoco's management of the Predecessor and as though the Predecessor had been a stand-alone company for all periods presented. All revenues and expenses specifically identified to the Predecessor have been presented in the consolidated statements of operations and comprehensive income (loss).

              Allocations of expenses related to shared assets and liabilities and overhead expenses of Sunoco have been allocated to the Predecessor in accordance with the SEC Staff Accounting Bulletin Topic I-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              Sunoco's net investment in the Predecessor has been presented in lieu of members' equity in the Predecessor financial statements. Transactions between the Predecessor and Sunoco and its affiliates have been identified as related-party transactions. It is possible that the terms of these transactions were not the same as those that would have resulted from transactions among unrelated parties. Transactions between Sunoco and the Predecessor have been presented as transfers to and from the Parent as a component of Parent company net investment. Additionally, the financial statements of the Predecessor include allocations of costs for certain support functions (see note 4, Predecessor's Transactions with Sunoco and Sunoco Subsidiaries). In the opinion of management, all adjustments that have been made are necessary for a fair presentation of the financial statements. The allocations have been made on a reasonable basis. The financial statements may not necessarily be indicative of the results of operations or cash flows the Predecessor would have had in the past if it had existed as a separate, stand-alone business.

Use of Estimates

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

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              In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, fair value of derivatives, environmental liabilities and liabilities for loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised.

Cash Equivalents

              The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Accounts Receivable

              Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2014 or 2013.

Inventories

              Inventories are carried at the lower of cost or market. The cost of crude oil and refined and intermediate product inventories is determined using the last-in, first-out (LIFO) method. Under the LIFO valuation method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. The use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging cost of sales with LIFO inventory costs generated in prior periods. Also, in periods of rapidly declining prices, LIFO inventories may need to be written down to market value due to the higher costs assigned to LIFO layers in prior periods. An inventory write-down to market value results in a non-cash accounting adjustment, decreasing the value of our inventories and increasing our cost of sales. Such charges are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.

              The cost of materials and supplies inventories is determined using the average-cost method.

Revenue Recognition

              Revenues from sales of refined products are recognized upon transfer of title to the customer based on the contractual terms of delivery.

              Under the current intermediation agreement, the Company receives upfront cash payments for daily production sold to MLC through intermediation but prior to final sale to the customer. The upfront payments are deferred and classified as deferred revenue on the consolidated balance sheet, until title has passed to the ultimate customer.

              Revenues from the Company's intermediation agreements are reported on a gross basis as we are considered a principal in these agreements.

              The Company may also purchase refined products under the intermediation agreement and sell the related products at its rack operation. The initial sale of refined products under the intermediation

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agreement and the subsequent buy-back of refined products for sale at the rack operation are considered to be made in contemplation of each other and, accordingly, are recorded net in the consolidated statements of operations and comprehensive income (loss) and do not result in the recognition of a sale. Revenue from sales of refined products at the rack operation are recorded upon transfer of title to the ultimate customer.

              For further discussion of the above, see note 5, Intermediation Agreements.

              The Predecessor sold refined fuels and certain commodity petrochemicals to Sunoco and its affiliated entities. Revenues related to the sale of these items were recognized when products were physically delivered to the customers. Transactions with Sunoco and its affiliated entities were settled immediately through Parent company net investment. Actual third party prices realized by Sunoco were used when this information was readily available. When this information was not readily available, the Predecessor assigned internal transfer prices to related-party sales, based on market indices which approximated market prices. Revenue recognized using transfer prices may not reflect revenues that would have been recognized had the Predecessor existed as a separate, stand-alone business during the periods presented.

              Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Depreciation, Amortization, and Retirements

              Plant and equipment are depreciated on a straight-line basis over their estimated useful lives.

              Depreciation is computed using the straight-line method over the following estimated useful lives:

	Successor	Predecessor
Buildings	30 years	10 - 16 years
Machinery and equipment	3 - 25 years	1 - 17 years

              Gains and losses on the disposal of fixed assets are reflected in the consolidated statement of operations and comprehensive income (loss) in the period in which the item is disposed.

              As part of the contributed assets from Sunoco on September 8, 2012, the Company received the right to utilize underground storage caverns at Sunoco's Marcus Hook terminal at no cost for three years. After this three-year period, the Company will be required to pay a market rate for its storage. The intangible asset is amortized on a straight line basis over the three year free rent period.

Maintenance Shutdowns

              The costs incurred in connection with major maintenance turnarounds are capitalized as property, plant, and equipment when incurred and amortized over the period benefited by the maintenance activities.

Impairment of Long-Lived Assets

              Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be

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impaired when the undiscounted cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Although management would utilize assumptions that it believes are reasonable, future events and changing market conditions may impact management's assumptions, which could produce different results. For the year ended December 31, 2014 and 2013, the Company recorded no impairment of long-lived assets.

Commitments and Contingencies

              The Company enters into commitments for purchase of both crude and refined products as part of normal operations. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties are recorded as assets when receipt is deemed probable.

Environmental Remediation

              Environmental remediation costs are accrued for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology, and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued. The actual settlement of environmental remediation costs could materially differ from our estimates due to a number of uncertainties such as the extent of contamination, changes in environmental laws and regulations, potential improvements in remediation technologies and the participation of other responsible parties.

              The Company has entered into an agreement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to September 8, 2012. Accordingly, the Company recorded a corresponding receivable from Sunoco for all liabilities recorded which are subject to the indemnity as of December 31, 2014 and 2013.

              As of December 31, 2014 and 2013, the Company has no material liabilities or obligations incurred that have occurred subsequent to September 8, 2012.

Derivative Instruments

              From time to time, the Company uses swaps, futures, forwards, and other derivative instruments to hedge a variety of price risks. All derivative financial instruments are recorded in the consolidated balance sheets at their estimated fair value in accordance with the provisions of ASC 815, Derivatives and Hedging (ASC 815). Changes in the fair value of the derivative instruments are recognized in operations. The Company validates the fair value of all derivative financial instruments on a monthly basis, based upon broker quoted market prices of similar commodity contracts. On a regular basis, the Company enters into short-term commodity contracts with counterparties for crude

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oil and various finished products with the intent to physically take delivery or deliver the products. The Company evaluates these contracts for qualification of the normal purchases normal sales scope exemption under ASC 815.

              For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of the hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness are recognized in earnings in the current period. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, a forecasted transaction is not probable of occurring, or management decides to remove the designation of the cash flow hedge.

              The embedded derivative transactions related to the intermediation agreement have been designated as fair value hedges of inventory. The gain or loss on the derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.

              During the Predecessor period, Sunoco used swaps, options, futures, forwards and other derivative instruments to hedge a variety of price risks. A portion of Sunoco's gains and losses resulting from changes in the fair value of derivative instruments was allocated to the Predecessor. Changes in the fair value of all derivatives, including those accounted for as hedges by the Sunoco, were recognized in earnings when they occurred.

              The Predecessor routinely entered into short-term commodity contracts with counterparties for crude oil and various refined products with the intent to physically take delivery or deliver the products. These contracts qualified for the normal purchases and normal sales exemption under ASC 815.

Deferred Financing Costs

              Deferred financing costs are capitalized and amortized over the term of the related debt as a component of interest expense on a basis that approximates the effective interest method.

Taxes

              The Company is a limited liability company, taxed as a partnership under Subchapter K of the Internal Revenue Code of 1986, for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level.

              For the period from September 8, 2012 to December 31, 2012, the Company generated book income and recorded a City of Philadelphia Net Profits Tax (NPT) at an effective rate of approximately

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.33%. In 2013, the Company received a ruling from the City of Philadelphia that it qualified as a new business, and was therefore entitled to use a Business Income and Receipts Tax (BIRT) rate of 0% for the tax years ended December 31, 2012 and December 31, 2013, respectively.

              Effective January 1, 2014, the geographic areas where the Philadelphia refining complex are located were designated as Keystone Opportunity Zones (KOZ), providing specific Pennsylvania and City of Philadelphia tax benefits to the Company. Under this program, the Company's effective tax rates are estimated to be 0.3225% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.007075% of Philadelphia gross receipts, based on a statutory rate of 0.14150%, and 0.4995% of Pennsylvania income tax, based on a statutory rate of 9.99%, through December 31, 2020. From January 1, 2021 through December 31, 2023, the Company's effective tax rates are estimated to be to be 0.645% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.01415% of Philadelphia gross receipt taxes, based on a statutory rate of 0.14150%, and 0.999% of Pennsylvania income tax, based on a statutory rate of 9.99% apportioned. The cumulative effect of the tax benefits recognized through December 31, 2014 is $11.2 million.

              The Predecessor was included in the consolidated federal income tax return filed by Sunoco. For purposes of these financial statements, the Predecessor's income taxes were computed and reported on a separate return basis. Income taxes as presented herein allocate current and deferred income taxes of Sunoco to the Predecessor in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, Income Taxes (ASC 740). In accordance with ASC 740, the sum of the amounts allocated to the tax provisions may not equal the historical consolidated provision.

              Valuation allowances were established when management determined that it was more likely than not that some portion, or all of the deferred tax asset would not be realized. For further information, see note 6, Income Taxes.

              These financial statements have been prepared in anticipation of a proposed initial public offering (the Offering) of PES Inc. which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision (unaudited) has been disclosed as if the Company was a taxable corporation. The Company has computed pro forma tax expense using a 36% blended corporate level U.S. federal, state and local tax rate. This rate also reflects the state and local benefits attributable to the location of the Philadelphia refining complex in a Keystone Opportunity Zone. All of these benefits expire by December 31, 2023.

Share-Based Compensation

              The Company accounts for the compensation cost of equity-based awards at fair value and reports the related expense in the consolidated statements of operations and comprehensive income (loss). Compensation cost for awards of incentive units is derived from the fair market value of common units on the grant date using a Black-Sholes valuation pricing model. The Company recognizes incentive unit compensation expense on a straight-line basis over the requisite service period.

              Sunoco maintained certain stock-based incentive plans to provide for the award of stock options, common stock units and related rights to officers and other key employees of Sunoco, including employees of the Philadelphia refining complex. Stock options granted under the plans

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became exercisable over a three-year period in one-third increments on each anniversary date after the date of grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model. Common stock award units outstanding under Sunoco's stock-based incentive plans matured upon completion of a three to ten-year service period or upon attainment of predetermined performance targets during a three-year period. Awards that were granted to the Predecessor's employees were payable in common stock. For service-based awards payable in common stock, the payout of which was determined by the market conditions related to stock price performance, the grant date value was generally estimated using a Monte Carlo simulation model.

              Sunoco expensed share-based and long-term incentive awards over the vesting period, or earlier based on retirement eligibility criteria. Stock option and share-based incentive compensation costs were allocated to the Predecessor by identifying those individuals directly associated with Sunoco's refining and shared professional services groups and allocating these costs based on the Predecessor's share of direct employee cost, a metric that approximates headcount.

Asset Retirement Obligations

              Accruals are established for the fair value of legal obligations to perform asset retirement activities in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity, if the fair value can be reasonably estimated. Certain of the Company's asset retirement obligations are based on its legal obligation to perform cleaning and disposal activities at the Philadelphia refining complex when it permanently ceases operations of the long-lived assets. The Company, therefore, considers the settlement date of these obligations to be indeterminable and, accordingly, cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

Fair Value Measurements

              The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy included in current accounting guidance. The "market approach" is generally used to determine fair value when available. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities.

Segment Information

              The Company is managed as one business with a single management team, as was the Predecessor. Neither the Company nor the Predecessor prepared discrete financial information for any of its products, and accordingly, does not have any separately reportable segments.

Pro Forma Information (Unaudited)

              In connection with the Offering, 29,583,501 shares of Class A common stock of PES Inc. will be issued to the public and to certain existing members of PES LLC. Such shares have been included in the pro forma weighted average shares of Class A common stock outstanding for determining pro

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forma basic net income per share of Class A common stock. Earnings available to PES Inc. Class A common stock for basic purposes include 37.1% of the pro forma net income of PES LLC. There will be 50,182,064 PES LLC units owned by PESC Company which are redeemable in exchange for newly issued shares of Class A common stock of PES Inc. on a one-for-one basis (and shares of Class B common stock of PES Inc. will be cancelled on a one-for-one basis upon any such redemption). The shares of Class A common stock which would be issued upon redemption are included in the weighted average shares outstanding and the net income attributable to shares of Class A common stock of PES Inc. includes 100% of the pro forma PES LLC net income on a dilutive basis. Except as discussed above, there were no potential shares of Class A common stock outstanding to be considered in the pro forma diluted earnings per share calculation.

Recent Accounting Developments

              In February 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-02, Consolidations (Topic 810): Amendments to the Consolidation Analysis (ASU 2015-02), which modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. The requirements from ASU 2015-02 are effective for interim and annual periods beginning after December 15, 2015, and early adoption is permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

3. RELATED-PARTY TRANSACTIONS OF THE COMPANY

Agreements with Sunoco

Sunoco Supply Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, as subsequently amended and restated on June 1, 2013, Refining entered into an agreement with Sunoco LLC (as successor in interest to Sunoco, Inc. (R&M) (Sunoco R&M)), a subsidiary of ETP, pursuant to which Refining sells ethanol to Sunoco LLC for blending at SXLs' Belmont truck rack. The initial term of this agreement ends in June 2015 and will automatically renew for successive twelve-month terms unless terminated by either party upon 180 days' prior written notice.

              The volume of ethanol sold under the agreement equals the amount required for blending based on the volume of gasoline Sunoco LLC purchases from MLC in connection with the

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intermediation agreement. In addition, this agreement would control the sale of gasoline, diesel and alkylate from Refining to Sunoco LLC if the intermediation agreement with MLC were to be terminated.

              Sunoco LLC is responsible for all fees, costs and expenses incurred by Refining outside of the Philadelphia refining complex with respect to any product sold under this agreement including, without limitation, (i) rack and/or distribution costs, (ii) fees charged by SXL, (iii) fees for the use of the Belmont truck rack and (iv) docking fees. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              Refining's net sales include $73,429, $77,057 and $48,160 under this agreement for the years ended December 31, 2014, 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

Transition Services Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a transition services agreement with Sunoco for the performance by each party of certain transition services related to the transition of the Philadelphia refining complex to a stand-alone operation separate from the other businesses of Sunoco. Services provided under the agreement included various accounting, management, information technology, human resources, commercial and other miscellaneous administrative functions. The party performing a transition service was reimbursed by the other party according to the agreed-upon fee schedule for that particular service. While a majority of the services provided pursuant to this agreement ceased in March 2013, Refining continues to utilize Sunoco's common carrier bond in connection with Foreign Trade Zone operating activities.

              Transition services expenses for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012 totaled $518, $2,732 and $2,772, respectively.

Sublease

              In connection with the acquisition of the Philadelphia refining complex, we entered into a sublease arrangement with Sunoco for our corporate headquarters in Philadelphia that were previously occupied by Sunoco. For the year ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, rent expense of $1,393, $1,347 and $155, respectively, was incurred in connection with this arrangement.

Ethanol Purchases

              From time to time, we purchase ethanol from Sunoco. Ethanol purchases for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, were $1,016, $60,355 and $56,646, respectively.

Renewable Identification Numbers (RINs)

              From time to time, we purchase RINs from Sunoco. RINs purchases for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, were $8,512, $5,346 and $2,316, respectively.

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Agreements with SXL

Fort Mifflin Terminal Marine Dock and Terminaling Agreement

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a dock and terminaling agreement with SXL pursuant to which SXL provides Refining with the capacity to unload and store more than 300,000 barrels per day of waterborne crude oil and certain other refinery feedstocks, at the Fort Mifflin Terminal and the related Darby Creek tank farm in exchange for a per barrel throughput fee, a per barrel fee for any necessary heating services and various miscellaneous docking fees. The throughput fee escalates annually at a rate equal to the increase in the Consumer Price Index (CPI), and the other fees escalate annually to reflect any increase in the out-of-pocket costs of providing the applicable services.

              This agreement expires in September 2022 and provides Refining with access to four marine docks, 29 storage tanks with working capacity of 2.8 million barrels and seven pipelines at the Fort Mifflin Terminal and the Darby Creek tank farm. The agreement contains a minimum volume commitment requiring Refining to deliver an average of at least 300,000 barrels per day on an annual basis or make a per barrel deficiency payment based on the shortfall amount. Deficiency payments can be credited against excess volumes throughput in the following year. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              Refining has an option under this agreement to purchase the Fort Mifflin Terminal for fair market value should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million. Refining also has a right of first refusal to match the terms of any sale by SXL of a material portion of the terminal to a third party. SXL has a right of first refusal to repurchase the Fort Mifflin Terminal if Refining purchases the terminal pursuant to its option and thereafter sells or contributes to a joint venture the Fort Mifflin Terminal in a transaction that does not include a sale or conveyance of the Philadelphia refining complex.

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, fees of $19,772, $16,768 and $6,153, respectively, were incurred in connection with this agreement.

Eagle Point Terminaling and Storage Agreements

              Refining has entered into several terminaling and storage agreements with SXL pursuant to which SXL provides offloading, terminaling and storage services at its Eagle Point Terminal for Refining.

    Terminaling & Storage Agreement (ULSD)

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminaling and storage agreement with SXL pursuant to which SXL provides ultra-low sulfur diesel storage and terminaling services for Refining at the Eagle Point Terminal. In exchange, Refining pays SXL a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine vapor recovery, contaminate treatment and miscellaneous docking fees. Storage fees under the agreement escalate annually at a rate equal to the increase in CPI and most other fees

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3. RELATED-PARTY TRANSACTIONS OF THE COMPANY (Continued)

escalate annually to reflect any changes in the out-of-pocket costs of providing the relevant services. This agreement expires in September 2022 and provides Refining with access to two marine docks and three storage tanks with working capacity of 600,000 barrels. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Rail Offloading, Terminaling and Storage Agreement (Crude Oil)

              On September 19, 2014, Refining entered into a rail offloading, terminaling and storage agreement with SXL pursuant to which SXL provides crude oil offloading, terminaling and storage services for Refining at SXL's tank farm and docks located at the Eagle Point Terminal. In exchange, Refining pays SXL a per barrel fee for rail car offloading, terminaling and barge loading and various transfer, circulation, marine vapor recovery and miscellaneous docking fees. The fees under the agreement escalate annually at a rate equal to the increase in the CPI. This agreement provides Refining with access to one storage tank and two docks with working capacity of 150,000 barrels as well as fungible storage of up to 100,000 barrels. The agreement expires on August 31, 2015 with respect to the dedicated storage and will automatically renew for successive three month periods. The agreement expires on December 31, 2014 with respect to the fungible storage. In February 2015, Refining amended this agreement to add an additional four dedicated storage tanks for the period March 1, 2015 to December 31, 2015. In February 2015, Refining again amended this agreement to provide fungible storage for 75,000 to 100,000 barrels for the period February 1, 2015 to April 30, 2015. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Terminaling & Storage Agreements (Light Cycle Oil and Naphtha)

              In connection with the acquisition of the Philadelphia refining complex, Sunoco R&M assigned to Refining its rights and obligations with respect to certain tanks at the Eagle Point Terminal. Refining expanded upon this arrangement by entering into a terminaling and storage agreement, effective as of February 10, 2014, with SXL pursuant to which SXL provides light cycle oil and naphtha storage and terminaling services at the Eagle Point Terminal. In exchange, Refining pays SXL a base storage fee and various transfer, circulation, marine recovery, heating, contaminate treatment and miscellaneous docking fees. This agreement currently provides Refining with access to eight storage tanks and three marine docks with working capacity of approximately 980,000 barrels. The agreement for six of the tanks expired on February 28, 2015, and the balance of the agreement expires on April 30, 2015. In January 2015, the Company amended the agreement to continue on a month to month basis after the respective expiration dates. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, fees of $14,645, $10,502 and $2,663, respectively, were incurred in connection with the Eagle Point Terminal agreements.

Marcus Hook Terminal Agreements

              Refining has entered into several terminal services agreements with SXL pursuant to which SXL provides pipeline access, terminaling and storage services for Refining at SXL's Marcus Hook Terminal located in Marcus Hook, Pennsylvania.

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    Terminal Services Agreement.

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminal services agreement with Sunoco R&M, that was subsequently assigned to SXL, pursuant to which SXL provides storage and terminaling services with respect to Refining's butane products in underground storage caverns located at the Marcus Hook Terminal. In exchange, Refining pays SXL a per gallon throughput fee, which begins on the third anniversary of the agreement, based upon the throughput amount of 775,000 barrels of refined products, an excess volume fee, a truck rack loading and unloading fee and a dock loading and unloading fee. The agreement provides a free rent period for 775,000 barrels of storage for the first three years of the agreement. After the third year, the storage rate will be $8,138 per year. All fees under the agreement escalate annually at a rate equal to the increase in the CPI. The initial term of the contract expires on September 7, 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Summer Butane Agreement

              On May 2, 2014, Refining entered into terminal services agreement (summer butane agreement) with SXL pursuant to which SXL provided for the receipt, storage, throughput, custody and delivery of excess butane, up to a maximum incremental amount of 625,000 barrels at the Marcus Hook Terminal. The summer butane agreement applies to butane delivered in excess of the refined products throughput amount of 775,000 barrels in the initial terminal services agreement described above. This agreement expired on October 31, 2014.

    Buy-Sell Agreement

              On May 8, 2014, in connection with the summer butane agreement, Refining entered into a sale and purchase agreement with SXL pursuant to which Refining agreed to sell, and SXL agreed to purchase, a minimum of 150,000 barrels of butane (up to a maximum of 200,000 barrels of butane) during the period between May 1, 2014 and August 1, 2014. The agreement also required Refining to repurchase equal volumes of butane from SXL during the period from September 16, 2014 through October 31, 2014. The parties agreed to a fixed price for the butane pursuant to this agreement.

              For the years ended December 31, 2014 and 2013 and for the period from September 8, 2012 to December 31, 2012, fees of $17,847, $8,353 and $5,118, respectively, were incurred in connection with the Marcus Hook Terminal agreements.

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Inter-refinery Pipeline Lease

              In connection with the acquisition of the Philadelphia refining complex, on September 8, 2012, Sunoco R&M assigned to Refining its rights to and obligations under a lease for three pipelines owned by SXL that connect the Philadelphia refining complex to the Marcus Hook Terminal (Inter-Refinery Pipeline). On November 30, 2012, Refining entered into a lease with SXL for the Inter-Refinery Pipeline, which replaced the Sunoco R&M lease. Under the lease, Refining pays SXL rent and a per barrel throughput fees to provide power to pumps at the Marcus Hook Terminal. Rental payments are subject to an annual escalator. The lease expires in January 2022. For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, fees of $6,816, $6,711 and $1,925, respectively, were incurred in connection with this agreement.

              SXL is responsible for operating and maintaining the pipelines and related facilities, except Refining must reimburse SXL for any non-routine maintenance expenditures incurred during the term of the agreement. For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012 there were no material reimbursements under this agreement.

Wholesale Rack Terminal Services Agreements

              Refining has entered into several terminal services agreements with SXL pursuant to which SXL provides terminaling and storage services for Refining at certain of its wholesale rack terminals.

    Products Terminal Services Agreement (Belmont Rack and Paulsboro Terminal)

              On September 8, 2012, Refining entered into an agreement with SXL pursuant to which SXL provides terminaling and storage services for Refining at the Belmont Rack and Paulsboro terminal. In exchange, Refining pays SXL a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. The initial term of the contract is for ten years and expires in September 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              In addition, Refining has a right of first offer to purchase the Belmont Rack should SXL sell the Belmont Rack or any material portion thereof. Refining also has the option to purchase the Belmont Rack should Refining sell the Philadelphia refining complex, undergo an initial public offering or through a public debt financing of not less than $200 million. SXL has a right of first refusal to repurchase the Belmont Rack if Refining purchases the Belmont Rack pursuant to its option and thereafter sells or contributes to a joint venture the Belmont Rack in a transaction that does not include a sale or conveyance of the Philadelphia refining complex. SXL also has the option to repurchase the Belmont Rack should Refining purchase the rack pursuant to its option and thereafter the operations of the Belmont Rack are no longer conducted in connection with refining operations at the Philadelphia refining complex. SXL also has the option to purchase certain of Refining's assets should there be a permanent shutdown at the Philadelphia refining complex.

    Truck Rack Terminal Services Agreement

              On March 12, 2013, Refining entered into an agreement with SXL for the terminaling of refined products at various truck rack terminals located throughout the northeastern United States. The

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3. RELATED-PARTY TRANSACTIONS OF THE COMPANY (Continued)

initial term of this agreement expired in March 2014, and the agreement automatically continues to remain in effect until terminated by either party upon 60 days' prior written notice. Fees under the agreement include a per gallon throughput fee based on the type of refined product and additives used, a per gallon demurrage fee and various additive fees, subject to discounts for meeting volume incentives at certain of the terminals. All fees under the agreement escalate annually at a rate equal to the increase in CPI. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Van Buren Terminal Services Agreement

              On July 1, 2014, Refining entered into a products terminal services agreement with SXL pursuant to which SXL provides terminaling services at SXL's Van Buren truck rack terminal. In exchange, Refining pays SXL a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. This agreement expires in June 2015, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, fees of $8,498, $6,480 and $594, respectively, were incurred in connection with the wholesale rack terminal services agreements.

Crude Oil Purchase Agreement

              Refining has entered into crude oil purchase agreements with SXL pursuant to which Refining purchases crude oil from SXL. Under the current agreement, SXL may nominate up to 470,000 barrels per month for purchase by Refining. At December 31, 2014, the Company had committed to purchase 2.8 million barrels of crude oil from SXL under the current agreement which expires in June 2015, and any obligations under the current agreement will be suspended to the extent affected by a force majeure event.

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, the Company purchased crude oil totaling $842,047, $1,332,530 and $97,775, respectively, under these agreements.

Refined Product Sales

              From time to time, we sell refined products to SXL and for the year ended December 31, 2014 we recognized $5,547 in revenue related to these sales. There were no sales to SXL for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012.

Pipeline Distribution Arrangements

              In addition to the foregoing commercial agreements with SXL, Refining distributes refined products to customers and other storage locations by pipeline, barge, rail and truck in the ordinary course of business, which includes pipelines owned and operated by SXL. Fees paid to SXL under these arrangements generally include transmix disposal costs and transportation costs that are based on the Federal Energy Regulatory Commission's published common carrier tariffs. For the year ended

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3. RELATED-PARTY TRANSACTIONS OF THE COMPANY (Continued)

December 31, 2014, fees of $6,986 were incurred in connection with these arrangements. No fees were incurred for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012.

Advisory Agreement

              The Company is party to an advisory agreement with Carlyle Investment Management LLC and Sunoco whereby they are paid a management fee equal to 2% and 1%, respectively, of the Company's earnings before interest expense, depreciation, amortization, and income taxes. Management fees totaled $7,021 for the year ended December 31, 2014 and $4,408 for the period from September 8, 2012 to December 31, 2012 and were recorded as a component of general and administrative expenses in the Company's consolidated statements of operations and comprehensive income (loss). There was no management fee for the year ended December 31, 2013.

4. PREDECESSOR'S TRANSACTIONS WITH SUNOCO AND SUNOCO SUBSIDIARIES

              Historically, the Predecessor had been managed and operated in the normal course of business with other businesses of Sunoco. Accordingly, certain shared costs have been allocated to the Predecessor and reflected as expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Management considers the allocation methodologies used to be reasonable and appropriate; however, the expenses reflected in the financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Predecessor had historically operated as a separate, standalone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future.

Related-Party Purchases and Sales

              For the period from January 1, 2012 to September 7, 2012, all of the Predecessor's purchase and sales transactions related to crude and refined products were conducted directly with Sunoco. Actual third-party prices realized by Sunoco were used to value these transactions, when this information was readily available. When this information was not readily available, these transactions were generally based on transfer prices in existence at the time and may or may not have reflected the market value of the products purchased or sold.

Allocated Costs

              The financial statements of the Predecessor include transactions for services that were provided to the Predecessor by Sunoco. For the period from January 1, 2012 to September 7, 2012, costs of such functions and services have been directly charged or allocated to the Predecessor using methods management believes were reasonable.

              Generally, expenses allocated by Sunoco can be categorized as business unit, corporate, or share-based and other incentive compensation costs. Business unit expenses relate to materials acquisition, logistics and the cost of other shared functions that were historically charged to Sunoco's Northeast Refining business unit. These costs were allocated to the Predecessor using a number of

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4. PREDECESSOR'S TRANSACTIONS WITH SUNOCO AND SUNOCO SUBSIDIARIES (Continued)

allocation metrics that measure the relative share of expense incurred by each Sunoco refinery operating in the business unit. This category also included costs that were not historically recorded by Sunoco but likely would have been incurred had the Predecessor operated as a standalone business. Such expenses include fees charged for the usage of assets owned by Sunoco and also the cost of compliance with certain regulatory requirements. Corporate expenses include Sunoco's professional services group, legal, and other costs that were historically charged to various corporate entities owned by Sunoco. Allocations of these costs are driven by staff hours, head count and other metrics deemed to be reasonable by management. Share-based and other incentive compensation were allocated based on head count.

              The allocated business unit, corporate, or share-based and other incentive compensation costs included in cost of products sold, operating expenses and general and administrative expenses in the consolidated statements of operations and comprehensive income (loss) based on nature of expense are reflected in the tables below.

	Predecessor
	Period from January 1 to September 7, 2012
	Cost of Products Sold	Operating expenses	General and administrative expenses	Total
Business unit expenses	$71,715	$758	$10,675	$83,148
Corporate expenses	—	14,738	28,719	43,457
Share-based and other incentive compensation	—	—	5,519	5,519

	$71,715	$15,496	$44,913	$132,124

Retirement Benefit Plans

              The Philadelphia refining complex does not sponsor any pension or postretirement savings plans. However, certain of the Philadelphia refining complex's union employees participated in a defined benefit pension plan and all employees participated in a defined contribution plan sponsored by Sunoco. Sunoco also provided postretirement healthcare benefits to certain eligible employees. The postretirement healthcare benefits will be phased out as a trust established for these benefits is depleted.

              All obligations pursuant to these plans are obligations of Sunoco. Sunoco allocated to the Predecessor the net periodic benefit costs associated with the Philadelphia refining complex's employees that were beneficiaries. Such costs were allocated to the Predecessor based on the percentage of base wages as compared to Sunoco's total base wages and were recorded as a component of operating expenses in the consolidated statements of operations and comprehensive income (loss). The cash contributions to these plans by Sunoco on the Predecessor's behalf could not be determined.

              Net periodic benefit costs of the Philadelphia refining complex's employees totaled $1,078 for the period from January 1, 2012 to September 7, 2012.

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4. PREDECESSOR'S TRANSACTIONS WITH SUNOCO AND SUNOCO SUBSIDIARIES (Continued)

Derivative Instruments and Hedging

              A portion of Sunoco's gains and losses resulting from changes in the fair value of derivative instruments and settlement of derivatives has been allocated to the Predecessor. The Predecessor recognized a loss of $105 from these activities in cost of products sold in the consolidated statements of operations and comprehensive income (loss) for the period from January 1, 2012 to September 7, 2012.

Cash Management and Financing

              The Predecessor participated in Sunoco's centralized cash management and financing programs. Disbursements were made through centralized accounts payable systems that were operated by Sunoco. Cash receipts were transferred to centralized accounts, also maintained by Sunoco. As cash was disbursed and received by Sunoco, it was accounted for through Parent company net investment. All short and long-term debt was financed by Sunoco and financing decisions for wholly and majority owned subsidiaries were determined by Sunoco's treasury operations.

5. INTERMEDIATION AGREEMENTS

              Refining entered into an intermediation agreement with JPMVEC on September 8, 2012. On October 7, 2014, JPMVEC assigned the intermediation agreement to MLC and the agreement was simultaneously amended and restated. Under these agreements, on a daily basis, Refining acquires (or acquired) substantially all of its crude oil and noncrude feedstocks for use in production at the Philadelphia refining complex from the respective counterparty and likewise sells (or sold) substantially all of refined products and blendstocks to the other party.

              Under the agreement with JPMVEC, legal title for crude oil and noncrude feedstocks passed from JPMVEC to Refining when crude oil or noncrude feedstocks were drawn out of the storage tanks and processed, while title passed from Refining to JPMVEC as refined products or blendstocks were produced and delivered to storage tanks. These transactions occurred at the daily market price for the respective feedstocks and products. The Company was responsible for logistics costs associated with these purchases. Purchases and sales with JPMVEC were settled weekly on a net basis unless the net amount due to either of the parties exceeded $5,000 at which time it was settled.

              On October 7, the Company sold refined products inventory to MLC as part of the new supply and offtake agreement signed with MLC. The Company repurchased this inventory through the intermediation process and this inventory was subsequently sold to a third party. Revenue was recognized upon the sale to the third party consistent with the sale of refined products noted below.

              Under the agreement with MLC, when MLC receives title to the crude oil or noncrude feedstocks from a third party supplier, it flashes title for this inventory to Refining and Refining has an obligation to redeliver the crude oil and noncrude feedstocks to MLC at a future date at a fixed price. The Company has deemed the fixed price requirement to redeliver the inventory an embedded derivative and has designated these derivatives as fair value hedges of the inventory.

              The Company purchases crude oil and noncrude feedstocks from MLC on a daily basis, based on market pricing for that day. In substantially all cases, the purchases occur as crude oil or noncrude feedstocks are consumed in the refining process.

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5. INTERMEDIATION AGREEMENTS (Continued)

              Also under this agreement, refined products and blendstocks are sold to MLC as they are produced. The selling price is based on market pricing on such date. However, Refining holds title for these refined products and blendstocks until they are delivered to MLC's customer. As a result the Company records deferred revenue for these sales. The deferred revenue is recognized as revenue when the products are delivered to MLC's customer. Refining also receives pricing adjustments, primarily related to transportation and other market differentials, when the refined products or blendstocks are delivered to MLC's customers. Purchases of crude oil and noncrude feedstocks from MLC and sales of refined products and blendstocks to MLC are net settled daily.

              A limited liability company owned by an unrelated third party, serves as an intermediary between Refining and MLC to exchange flash title for the receipt and delivery of certain crude oil and noncrude feedstocks and certain refined products and blendstocks.

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, JPMVEC accounted for approximately 63%, 83% and 94% of the Company's revenues, respectively. MLC accounted for 16% of the Company's revenues for the year ended December 31, 2014. MLC accounted for 53% of the Company's accounts receivable at December 31, 2014, while JPMVEC accounted for 62% at December 31, 2013.

6. TAXES

              For the period from September 8, 2012 to December 31, 2012, the Company recorded a current tax provision of $3,788 for the City of Philadelphia NPT which was paid during the year ended December 31, 2013. Subsequent to the initial tax return filing, an amended return was filed with the City of Philadelphia reflecting a revised tax liability of $1,420. The Company received the refund in 2014. The Company recorded an income tax benefit of $2,211and $100 in connection with this refund for the years ended December 31, 2014 and 2013. The Company did not record any NPT for the year ended December 31, 2013. There were no other income tax payments for the years ended December 31, 2014 and 2013 or the period from September 8, 2012 to December 31, 2012.

              Effective January 1, 2014, the Company was subject to the BIRT. The Philadelphia refining complex is located in geographic areas that were designated as KOZ, and as a result, the Company is provided specific Pennsylvania and City of Philadelphia tax benefits. The Company's effective tax rates are estimated to be 0.3225% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.007075% of Philadelphia gross receipts, based on a statutory rate of 0.14150%, and 0.4995% of Pennsylvania income tax, based on a statutory rate of 9.99%, through December 31, 2020. From January 1, 2021 through December 31, 2023, the Company's effective tax rates are estimated to be to be 0.645% of Philadelphia taxable income for BIRT, based on the statutory rate of 6.45%, 0.01415% of Philadelphia gross receipt taxes, based on a statutory rate of 0.14150%, and 0.999% of Pennsylvania income tax, based on a statutory rate of 9.99% apportioned. After December 31, 2023, the Company will be subject to the fully enacted tax rates at that time. For the year ended December 31, 2014, the Company recorded an income tax expense of $459 related to BIRT.

              As discussed in note 2, Summary of Significant Accounting Policies, the Predecessor was included in the consolidated federal income tax return filed by Sunoco. The Predecessor's taxes were

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6. TAXES (Continued)

computed and reported on a separate return basis for the period from January 1, 2012 to September 7, 2012.

              The components of the income tax expense (benefit) attributable to continuing operations are as follows:

Predecessor
Period from January 1, 2012 to September 7, 2012
Income taxes currently payable:
U.S. federal	$—
State and other	13,506

13,506

Deferred taxes:
U.S. federal	—
State and other	—

—

Total income tax expense (benefit)	$13,506

              The reconciliation of income tax expense (benefit) at the U.S. statutory rate of 35% to the income tax expense (benefit) attributable to continuing operations is as follows:

Predecessor
Period from January 1, 2012 to September 7, 2012
Income tax expense (benefit) at U.S. statutory rate of 35%	$68,145
Increase (decrease) in income taxes resulting from:
State income taxes	29,813
Valuation allowance	(84,736)
Other	284

$13,506

              The valuation allowance was reduced by $84,736 in the period January 1, 2012 to September 7, 2012. The valuation allowance had previously been established to reduce the recorded deferred tax assets to the amount the Predecessor believed was more likely than not to be realized.

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(in thousands, except unit and volume data)

7. INVENTORIES

              Refined and intermediate products include the cost of crude oil and other feedstocks, manufacturing costs, and inbound freight costs. Inventories consisted of the following components at December 31, 2014 and 2013:

	Successor
	2014	2013
Crude oil-Intermediated	$461,465	$6,585
Crude oil-Non-intermediated	5,889
Refined and intermediate products-Intermediated	400,239	153,238
Refined and intermediate products-Non-intermediated	46,404
Materials and supplies	13,090	11,557

	$927,087	$171,380

              Under the intermediation agreement, MLC and the intermediary have liens on the intermediated crude and refined products held in inventory.

              The Company recorded an impairment of $49,290 and $11,533 for the year ended December 31, 2014 and the period September 8, 2012 to December 31, 2012, respectively, to state certain crude oil and refined and intermediate products at their net realizable value. No impairment was recorded for the year ended December 31, 2013. At December 31, 2014 all inventories valued at LIFO approximate market.

              The Company recognized a gain of $18 from the liquidation of crude oil inventory LIFO layers for the year ended December 31, 2013. There were no gains on the liquidation of inventory during the year ended December 31, 2014, the period from September 8, 2012 to December 31, 2012 or the period from January 1, 2012 to September 7, 2012.

8. PROPERTY, PLANT AND EQUIPMENT

              Property, plant and equipment consisted of the following components at December 31, 2014 and 2013:

	Successor
	2014	2013
Land and land improvements	$11,766	$11,615
Buildings	984	596
Machinery and equipment	446,670	259,512
Construction-in-process	60,602	44,890

	520,022	316,613
Less accumulated depreciation and amortization	(50,294)	(17,957)

Property, plant, and equipment, net	$469,728	$298,656

              The Company capitalizes interest costs associated with major construction projects based on the effective interest rate on total borrowings.

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(in thousands, except unit and volume data)

8. PROPERTY, PLANT AND EQUIPMENT (Continued)

              In December 2013, the Commonwealth of Pennsylvania approved a $15,000 grant to Refining to assist with the maintenance costs of completing the Girard Point refinery's catalytic cracker turnaround. In November 2013, the Commonwealth of Pennsylvania's Department of Transportation awarded Refining a $10,000 grant to assist with the costs of constructing a new rail track at the Philadelphia refining complex for the delivery of crude oil. Under the terms of the grant agreement, the Company is required to maintain the track and guarantee a minimum number of railcar unloadings per year for five years, as defined in the agreement. The Company received $22,403 during the year ended December 31, 2014 and $2,222 during 2013, with the remaining proceeds expected to be received in 2015. A receivable has been recorded in the accompanying consolidated balance sheets for these grants. The total amount of the grants has been recorded as a reduction to property, plant and equipment.

9. OTHER LONG-TERM ASSETS

              Other long-term assets consist of the following at December 31, 2014 and 2013:

	Successor
	2014	2013
Intangible asset, net of $12,133 and $6,825 of accumulated amortization	$3,467	$8,775
Deferred financing costs	11,141	15,667
Other	1,318	14

	$15,926	$24,456

              Amortization expense related to the intangible asset will be $3,467 in 2015.

10. DEBT AND CREDIT FACILITIES

              On September 8, 2012, Refining entered into an unsecured $28,179 one-year note payable to a wholly owned subsidiary of Sunoco for the September 8, 2012 purchase of crude and refined inventory. Interest on the note was based on one month London Interbank Offered Rate (LIBOR) plus 2.5%. The note and related interest were repaid on September 9, 2013.

              On September 8, 2012, Refining also entered into a $100,000 secured revolving credit agreement with JP Morgan Chase Bank NA (the Refining revolving credit facility), which was to mature in September 2017. On February 8, 2013, the Refining revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100,000 to $150,000 for the period from February 8, 2013 to April 30, 2013. In connection with the assignment of the intermediation agreement from JPMVEC to MLC, effective October 7, 2014, JPMorgan Chase Bank NA assigned its rights and obligations under the Refining revolving credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the Refining revolving credit facility including an extended maturity date. The amended and restated Refining revolving credit facility matures on the earliest of (i) October 6, 2019, (ii) 91 days prior to the maturity date of the Refining term loan or (iii) the date on which the intermediation agreement is terminated or expires or the date

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

10. DEBT AND CREDIT FACILITIES (Continued)

on which MLC is replaced in the intermediation agreement by a party not satisfactory to Bank of America, NA.

              Borrowings under the amended and restated Refining revolving credit facility may be made up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which is based on the value of collateral that includes Refining's eligible hydrocarbon inventories; eligible receivables from inventory sales, and eligible cash and cash equivalent balances. Borrowings outstanding under the amended and restated Refining revolving credit facility bear interest at a base rate plus an applicable margin that varies as defined in the amended and restated agreement. The amended and restated Refining revolving credit facility is subject to a commitment fee of 0.5% of the unused portion of the amended and restated Refining revolving credit facility. The amended and restated Refining revolving credit facility contains covenants that limit Refining's ability to incur indebtedness; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. Refining was in compliance with the covenants as of December 31, 2014. At December 31, 2014 there were no borrowings under the amended and restated Refining revolving credit facility; however, it was being used to support letters of credit totaling $4,198. As of December 31, 2014, there was $28,256 of availability under the amended and restated Refining revolving credit facility.

              On April 4, 2013, Refining entered a $550,000 five-year term loan (Refining term loan) which was issued at a discount of 1.5%. The Refining term loan requires quarterly interest payments and matures on April 4, 2018. Borrowings outstanding under the Refining term loan bear interest at the greater of 1.25% or LIBOR plus an applicable margin. As of December 31, 2014, the rate was 6.25%, and the amount outstanding was $540,375. The net proceeds of the Refining term loan were used to fund operations, capital expenditures and distributions to members.

              The Refining term loan lenders have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Refining has optional prepayment rights for all or a portion of the Refining term loan. Mandatory prepayments are required upon certain events occurring including large asset transactions, change in control, or in event of a default as defined in the agreement. The Refining term loan also contains covenants that limit Refining's ability to incur indebtedness; grant liens; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; engage in certain transactions with affiliates; enter into sales and leaseback transactions and swap agreements; repay certain indebtedness; and pay certain distributions. Refining was in compliance with the covenants as of December 31, 2014.

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for the purchase of a rail terminal which was completed and placed in service in December 2014. Refining is required to make installment payments over seven years and pay a development fee of 12% quarterly. The agreement is a financing arrangement and accordingly, the Company recorded $50,675 in property, plant and equipment and the corresponding financing obligation in the consolidated balance sheet. As of December 31, 2014, the amount outstanding was $50,035.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

10. DEBT AND CREDIT FACILITIES (Continued)

              The following table summarizes scheduled maturities of debt and capital lease and other obligations at December 31, 2014:

	Successor
	Term Loan	Capital lease and other obligations
Year ending December 31:
2015	$5,500	$5,356
2016	5,500	5,205
2017	5,500	5,241
2018	523,875	5,909
2019	—	6,663
Thereafter	—	23,451
Less: unamortized discount	(5,363)	—

Total	$535,012	$51,825

11. OTHER LONG-TERM LIABILITIES

              Other long-term liabilities consist of the following as of December 31, 2014 and 2013:

	Successor
	2014	2013
Asset retirement obligations	$15,504	$17,587
Out of market contracts, net of $6,419 and $3,587 of accumulated amortization	6,581	9,413
Other	694	317

	$22,779	$27,317

              The Company establishes accruals for the fair value of legal obligations to perform asset retirement activities that result from the normal operation of its long-lived assets. The fair value of the estimated cost to retire a long-lived asset is recorded as a liability with the associated retirement costs capitalized as part of the asset's carrying amount when it has a legal obligation to incur costs to retire the asset and a reasonable estimate of the fair value of the liability can be made. The liability is initially measured at fair value and is subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are depreciated

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

11. OTHER LONG-TERM LIABILITIES (Continued)

over the asset's remaining useful life. The following table presents the activity for asset retirement obligations for the years ended December 31, 2014 and 2013:

	Successor
	2014	2013
Balance as of January 1	$17,587	$16,800
Obligations settled	(2,238)	(1,895)
Changes in estimates	(1,228)	1,364
Accretion	1,383	1,318

Balance as of December 31	$15,504	$17,587

              Accretion expense attributable to the Company's asset retirement obligations was insignificant for the period from September 8, 2012 to December 31, 2012. The Predecessor's accretion expense totaled $977 for the period from January 1, 2012 to September 7, 2012. There are no assets legally restricted for purposes of settling our asset retirement obligations.

              Included in the liabilities contributed by Sunoco on September 8, 2012, there were two long-term barge agreements which were fixed commitment agreements that expire in December 2016 and October 2017, respectively. The out of market contracts will be amortized on a straight-line basis over the terms of the barge contracts. The amortization will be recorded as a reduction of cost of products sold in the statements of operations and comprehensive income (loss). Amortization expense will be $3,006 in 2015, $2,585 in 2016 and $990 in 2017.

12. DEFINED CONTRIBUTION PLANS

              PES LLC has two defined contribution plans that provide retirement benefits for all of its employees. Full-time employees are eligible to participate in the plans. The Company's 401(k) plan provides a matching contribution of 100% of the first 5% of eligible wages contributed by the employee. The Company's defined contribution cash option plan provides for a 7% contribution of eligible wages to the plan. Contributions are charged to expense as incurred and totaled $11,292, $10,215 and $2,205 for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

13. SUPPLEMENTAL CASH FLOW INFORMATION

              Sunoco contributed the following assets and liabilities to the Company at September 8, 2012:

Accounts receivable	$2,046
Material and supplies inventories	10,000
Environmental indemnification receivable from Sunoco	17,838
Property, plant, and equipment	82,768
Cavern storage benefit	15,600
Accrued liabilities	(3,989)
Environmental liabilities	(17,838)
Asset retirement obligation	(16,800)
Out of market contracts	(13,000)

$76,625

              Subsequent to the purchase transaction of the business identified in note 1, Organization and Description of Business, on September 8, 2012, Refining issued Sunoco a $28,179 note in exchange for crude and refined product inventories.

              Under the Company's intermediation agreement with MLC, the Company purchased $437,868 of crude inventories and $371,120 of refined products inventories in noncash transactions.

              In May 2014, Refining entered into an agreement with a third party for the construction and purchase of a rail terminal which was placed in service in December 2014. The Company recorded $50,675 in property, plant and equipment and the corresponding financing obligation in debt in the consolidated balance sheet.

              As of December 31, 2014, 2013 and 2012, the Company had $19,261, $5,652 and $2,500 of capital expenditures that were accrued but not paid. There were no capital expenditures accrued but not paid as of September 7, 2012.

              For the years ended December 31, 2014 and 2013, interest paid totaled $38,265, net of capitalized interest of $1,603, and $25,315, net of capitalized interest of $1,874, respectively. No interest was paid during the periods September 8, 2012 to December 31, 2012 and January 1, 2012 to September 7, 2012. Capitalized interest totaled $31 for the period from September 8, 2012 to December 31, 2012.

14. COMMITMENTS AND CONTINGENCIES

Leases and Other Commitments

              Refining, as well as the Predecessor, had operating leases for marine transportation vessels, tank cars, office space, pipeline, catalyst, equipment, and terminals. Total rental expense for such leases for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012 amounted to $41,890, $51,349 and $14,110, respectively. The Predecessor's total rental expense was $41,328 for the period January 1, 2012 to September 7, 2012.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

              The minimum future rental commitments under noncancelable operating leases as of December 31, 2014 are as follows:

Successor
Year ending December 31:
2015	37,252
2016	43,073
2017	38,904
2018	35,121
2019	34,140
Thereafter	49,368

Total	$237,858

              For the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012, the Company incurred $48,786, $57,684 and $17,862, respectively, of executory costs in relation to various leases. The Predecessor incurred $21,977 of executory costs in relation to various leases for the period from January 1, 2012 to September 7, 2012.

              At December 31, 2014, Refining had commitments with SXL to purchase 2.8 million barrels of crude oil through June 2015. At December 31, 2014, Refining had entered into commitments under the intermediation agreement with MLC to purchase 17.7 million barrels of crude oil of which 8.1 million were either on-hand or in-transit and 9.6 million barrels had not been delivered to MLC. Based on pricing at December 31, 2014, the value of the barrels on-hand or in transit was $461,596, which is recorded in the balance sheet in accrued liabilities, and the value of the purchase commitments was $508,592. If Refining does not renew the intermediation agreement with MLC when it expires or enter into another intermediation agreement, Refining will need to acquire crude and noncrude feedstocks in the open market to maintain normal refining operations. At December 31, 2014, also had commitments to purchase 227,000 barrels of crude oil through April 2015 from a third party supplier.

              At December 31, 2014, Refining had entered into commitments under the intermediation agreement with MLC to purchase 1.9 million barrels of refined products and intermediates, with a value of $133,876.

              At December 31, 2014, Refining had commitments to purchase 6.3 million barrels of butane and isobutene through March 2021 under an agreement with a third party. Based on pricing at December 31, 2014, the value of the commitment is approximately $245,925.

              At December 31, 2014, Refining had entered into an agreement with a third party to purchase 616,000 barrels of crude oil a month through December 31, 2015; effective only upon termination of the intermediation agreement between Refining and MLC or termination of a similar purchase contract between MLC and the third party. This contingent obligation has not been included in the volumes commitments at December 31, 2014 as the termination of the intermediation agreement or purchase commitments by MLC are not probable.

              In January 2013, the Company entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex with a book value of $30,099 was sold for

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

$31,868. The catalyst will be leased back for a three-year period. The lease fee totals $1,129 and $1,187 for 2014 and 2015, respectively. At the end of the lease term, the Company has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals. The gain on sale is included in other income (expense) in the consolidated statement of operations and comprehensive income (loss).

Environmental Costs

              Refining is subject to extensive and frequently changing federal, state, and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management, and the characteristics and composition of fuels. As with the industry in general, compliance with existing and anticipated laws and regulations increases the overall cost of operating the Company's businesses, including remediation, operating costs, and capital costs to construct, maintain, and upgrade equipment and facilities.

              Refining has entered into an arrangement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to the acquisition of the Philadelphia refining complex. The Company has reflected liabilities of $18,619 and $18,062 and receivables of $18,619 and $18,062 for the recovery of Sunoco's estimated indemnified environmental liabilities which have not been remediated as of December 31, 2014 and 2013, respectively. The Company did not record environmental remediation expenses for the years ended December 31, 2014 and 2013 or the period from September 8, 2012 to December 31, 2012. The Company has had no material liabilities incurred since September 8, 2012 that would not be indemnified by Sunoco under this arrangement.

              At December 31, 2013, the Company recorded a receivable from Sunoco totaling $4,186 for costs incurred by the Company for tank cleaning. Subsequently, Sunoco paid this receivable in 2014.

              Sunoco conducted studies of its future remediation costs during the first quarter of 2012 and examined the assumptions used in determining these estimates. As a result of this analysis, the Predecessor recorded a $15,133 increase to its environmental remediation liabilities in the period January 1, 2012 to September 7, 2012. The additional accruals related primarily to an increase in the number of operating and monitoring systems which were expected to be installed and the ongoing cost of operating existing systems and new systems as they were installed. The amounts accrued also included higher environmental remediation costs at certain sites as a result of changes in the remediation methods required and their expected costs as reflected in contracts executed at the time of the study with third-party contractors. Environmental remediation expense for the Predecessor totaled $15,133 for the period from January 1, 2012 to September 7, 2012. The Predecessor spent $2,174 for the period from January 1, 2012 to September 7, 2012 to meet its obligations during the respective periods.

              Accruals for environmental remediation activities reflect management's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience, and other factors are used to identify and evaluate remediation alternatives and their related costs in

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. Such accruals are undiscounted. In general, each remediation site/issue is evaluated individually based upon information available for the site/issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items in determining the amount of probable loss accrual to be recorded. The estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine if one point in the range of loss estimates is more likely than any other. In these situations, ASC 410-30, Asset Retirement and Environmental Obligations, requires that the minimum of the range be accrued. Accordingly, the low end of the range often represents the amount of loss, which has been recorded.

              Total future costs for the environmental remediation activities identified above will depend upon the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the availability of insurance coverage, the recovery under any available indemnity, the nature and extent of future environmental laws and regulations, inflation rates, and terms of consent agreements or remediation permits with regulatory agencies, among other things.

              Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards (RFS), implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may change. In addition, in order to meet certain of these and future EPA requirements, we must purchase credits, known as RINS, utilizing fixed price purchase contracts. Some of these contracts are derivative instruments; however, we elect the normal purchase and sale exception and do not record these contracts at their fair values. RINS expense for the years ended December 31, 2014 and 2013, the period from September 8, 2012 to December 31, 2012 and the period from January 1, 2012 to September 7, 2012 amounted to $130,408, $116,282, $12,096 and $19,397, respectively.

              On March 4, 2014, the EPA finalized its Tier 3 Motor Vehicle Emission and Fuel Standards (Standards). The Standards establish more stringent vehicle emissions standards and will reduce the sulfur content of gasoline beginning in 2017. The gasoline currently manufactured by the Philadelphia refining complex does not fully meet the requirements. The Standard could result in additional capital costs to install new technologies or could materially increase compliance costs, which could have an adverse effect on our financial position, results of operations, and liquidity.

Employment Agreements

              In December 2012, the Company entered into three-year employment agreements with executive management that include automatic annual renewals, unless canceled. Under the agreements, the executives would receive a lump-sum payment of two and one-half times their base salary upon termination by the Company Without Cause, or by the employee For Good Reason, as defined in the

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

14. COMMITMENTS AND CONTINGENCIES (Continued)

agreements. Upon death or disability, these executives or their estates, would receive a lump-sum payment for their prorated bonus based on the number of days employed during the year of death or disability.

Legal Proceedings

              The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

15. MEMBERS' EQUITY

Preferred A Units

              The Company issued 25 million Preferred A units as part of the purchase transaction on September 8, 2012 for $25,000. The units were nonvoting and provided for cumulative preferred dividends of 10% annually on the amount of unreturned capital. On September 9, 2013, the Company redeemed all of the Preferred A units for $25,000 and paid the cumulative unpaid preferred dividends of $2,594.

Common Units

              There are 261,806 Common Units authorized for issuance and 235,625 Common Units of PES LLC issued and outstanding as of December 31, 2014 and 2013. The allocation of profits and losses and distributions to Common Unit holders is governed by the Amended and Restated Limited Liability Company Agreement of PES LLC, as amended.

              On December 6, 2012, the Company loaned members of executive management $4,000 to purchase 4,000 Common Units of PES LLC. The notes required repayment within five years and had an interest rate of 5%. On January 7, 2013, $2,000 of the notes were repaid in cash. On September 8, 2013, the remaining notes were reduced by $1,147 from the proceeds of the distribution to Common Unit holders. At December 31, 2014 and 2013, officer loans totaling $853 were recorded as contra equity. These remaining notes were paid in February 2015.

              On December 6, 2012, the Company paid bonuses totaling $1,750 to certain members of executive management, who in turn used these bonuses to purchase 1,750 shares of Common Units of PES LLC. Loans totaling $700 were provided to these executives related to their income tax liabilities associated with the bonuses paid and were included in other long-term assets in the consolidated balance sheets.

              The Company is required to make a cash advance to each of its members if the Company has cumulative taxable income. The cash advance is calculated based on the estimated taxable income for the Company using the highest applicable U.S. federal, state, and local income tax rate applicable to New York residents. The advance must be no later than March 30 of the subsequent year. In January 2015 and January 2013, PES LLC advanced $10,396 and $75,900, respectively, to Common Unit holders

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

15. MEMBERS' EQUITY (Continued)

for their 2014 and 2012 taxes which were recorded as reductions to members' equity. No such advances were made during the year ended December 31, 2014.

              Prior to the redemption of the Preferred A units in September 2013, the Common Units were subordinate to the Preferred A units including with respect to the unreturned capital and unpaid yield on the Preferred A units. The only exception was for the payment of cash tax distributions for the Common Unit holders.

              On September 8, 2013, PES LLC declared and paid distributions totaling $122,406 to Common Unit holders. A portion of the distribution was used to reduce the amount due for officer loans and interest totaling $1,860.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

              Amounts related to the changes in accumulated other comprehensive income (loss) were as follows (in thousands):

Unrealized (loss) gain on derivative instruments
Balance January 1, 2013	$—
Change during period	719

Balance December 31, 2013	$719
Change during period	(3,215)

Balance December 31, 2014	$(2,496)

              The amounts reclassified from accumulated other comprehensive income (loss) were immaterial for all periods presented. The amounts expected to be reclassified from accumulated other comprehensive income (loss) in the next twelve months were not material for all periods presented. There were no derivative instruments designated as cash flow hedges prior to January 1, 2013.

17. SHARE-BASED COMPENSATION

              Incentive units are issuable by PES LLC by its Board of Managers. The incentive units vest ratably over a five-year service period. Outstanding units automatically vest upon a change of control or initial public offering. PES LLC recognizes compensation expense on a straight-line basis over the requisite service period unless an acceleration event has occurred. The incentive unit compensation expense for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012 totaled $1,997, $1,074 and $156, respectively. This was recorded in operating expenses and general and administrative expenses for all periods. Total compensation cost related to nonvested awards not yet recognized at December 31, 2014 was $6,306, and is expected to be recognized over a weighted average period of 2.88 years.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

17. SHARE-BASED COMPENSATION (Continued)

              The following table summarizes incentive unit activity of PES LLC for the years ended December 31, 2014:

	Incentive units	Weighted average grant date fair value
Nonvested at January 1, 2014	17,804	$255
Granted	5,727	674
Vested	(5,236)	277
Forfeited	—	—

Nonvested at December 31, 2014	18,295	$380

              The weighted average grant date fair value of the PES LLC incentive units granted in 2014 and 2012 was $674 and $255, respectively. In 2013, no incentive units were granted.

              The fair value of the incentive units granted is determined using the Black-Scholes pricing valuation model. Expected volatility is based on the volatility of a peer group of public companies. The expected term is based on management's estimate. The risk free rate is based on the yield of U.S. Treasury STRIPS with a term equal to the expected term of the award. The following table summarizes the assumptions used in determining the fair value of the incentive units for the years ended December 31, 2014 and 2013 and the period from September 8, 2012 to December 31, 2012:

	Successor
	2014	2012
Expected volatility	65%	50%
Expected term (years)	4.4 - 4.7	5.8
Risk free interest rate	1.48% - 1.55%	0.84%
Expected annual dividend	—	—

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

18. FAIR VALUE MEASUREMENTS

              The following table represents the Company's assets and liabilities measured at fair value on a recurring basis, by input level, as of December 31, 2014 and 2013:

	Successor
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,047	$—	$—	$53,047
Futures contracts	27,269	—	—	27,269
Swap contracts	—	279,142	—	279,142
Fair value hedge	—	48,662	—	48,662
Liabilities:
Futures contracts	$29,536	$—	$—	$29,536
Swap contracts	—	269,943	—	269,943
Interest rate swap	—	2,496	—	2,496

	Successor
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,000	$—	$—	$53,000
Futures contracts	1,992	—	—	1,992
Swap contracts	—	25,693	—	25,693
Interest rate swap contract	—	719	—	719
Liabilities:
Futures contracts	$1,426	$—	$—	$1,426
Swap contracts	—	38,186	—	38,186
Options	590	—	—	590
Commodity contract	—	—	581	581

              The valuation methods used to measure financial instruments at fair value are as follows:

  •
  Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

  •
  The futures contracts and options categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The swap contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon broker quoted market prices of similar commodity contracts.

  •
  The fair value hedges categorized in Level 2 of the fair value hierarchy are measured using a market approach based on quoted market prices.

  •
  The interest rate swap is measured and recorded at fair value using Level 2 inputs. With respect to the interest rate swap contract, fair value is based on the net present value of expected future cash flows related to both variable and fixed rate legs of the respective swap

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

18. FAIR VALUE MEASUREMENTS (Continued)

    agreement. The measurements are computed using market-based observable inputs and the forward LIBOR yield curve.

  •
  The commodity contract categorized in Level 3 of the fair value hierarchy consists of a crude purchase contract with a cost adjustment based on the cost of transporting crude from the Gulf Coast to the Northeast that was valued using an internal model.

              There were no transfers between levels during the years ended December 31, 2014 and 2013.

              The table below summarizes the carrying value and fair value of the Company's recorded financial instruments not carried at fair market value:

	Successor
	December 31, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Term loan	$535,012	$506,153	$538,862	$478,094
Financing Obligation	$50,035	$50,035	—	—

              The fair value of the Refining term loan is based on quoted market prices for similar instruments provided by a third party and is classified as Level 2 within the fair value hierarchy.

              The Company's management believes that the fair value of the financing obligation approximates carrying value. The fair value of the financing obligation is based on an internal model and is therefore classified as Level 3 within the fair value hierarchy.

19. DERIVATIVE INSTRUMENTS

              The Company enters into economic hedges consisting of commodity derivative instruments that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as refined product sales. The objective in entering into economic hedges is to mitigate certain exposures to commodity price risk.

              There were approximately 57.8 million barrels of crude oil, 35.6 million barrels of refined products, 6.9 million dekatherms of natural gas and 246,960 megawatts of electricity outstanding under commodity derivative instruments not designated as hedges as of December 31, 2014. At December 31, 2013, there were 12.9 million barrels of crude oil and 14 million barrels of refined products outstanding under commodity derivative instruments not designated as hedges. As of December 31, 2014, the Company had commodity derivatives extending to February 2016.

              The commodity swaps and other commodity derivative agreements discussed above include multiple derivative positions with counterparties for which the Company has entered into agreements governing the nature of the derivative transactions. Each of the counterparty agreements provides for the right to offset each individual derivative position to arrive at the net receivable due from the counterparty or payable owed by the Company. As a result of the right to offset, the Company's recognized assets and liabilities associated with the outstanding derivative positions have been presented net in the consolidated balance sheets.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

19. DERIVATIVE INSTRUMENTS (Continued)

              Fair value hedges are used to hedge price volatility of certain refining inventories. The gain or loss on a derivative instrument designated and qualifying as a fair value hedge, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in earnings in the same period.

              Under the current intermediation agreement, discussed in note 5, Intermediation Agreements, the Company is required to redeliver inventory to MLC at a future date. The Company has identified the fixed price and volume requirement to redeliver an embedded derivative and has designated these derivatives as fair value hedges of inventory. The Company was obligated to redeliver 8.1 million barrels of crude oil as of December 31, 2014 under the current intermediation agreement.

              Refining uses interest rate swaps to manage its exposure to interest rate risk. As of December 31, 2014, Refining had an interest rate swap contract that hedges its exposure to the cash flow risk caused by the effects of LIBOR changes on its Refining term loan. The interest rate swap effectively converts this LIBOR based debt to fixed rate debt having an interest rate of 1.923% plus an applicable margin of 5%, which equaled an effective interest rate of 6.923% as of December 31, 2014. This swap contract matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in OCI in the consolidated statements of operations and comprehensive income (loss) and the realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income (loss).

              The following tables below outline the gross amounts of the recognized assets and liabilities and the gross amounts offset in the consolidated balance sheets for the various types of open derivative positions:

Description	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets
December 31, 2014:
Derivatives not designated as hedging instruments:
Swap contracts	271,516	(256,784)	14,732
Derivatives designated as hedging instruments:
Fair value hedges	48,662	—	48,662
December 31, 2013:
Derivatives not designated as hedging instruments:
Futures contracts	$1,992	$(1,426)	$566
Derivatives designated as hedging instruments:
Interest rate swap contract	$719	$—	$719

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

19. DERIVATIVE INSTRUMENTS (Continued)

Description	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets
December 31, 2014:
Derivatives not designated as hedging instruments:
Swap contracts	(13,159)	7,626	(5,533)
Futures contracts	(29,536)	27,269	(2,267)
Derivatives designated as hedging instruments:
Interest rate swap contract	(2,496)	—	(2,496)
December 31, 2013:
Derivatives not designated as hedging instruments:
Swap contracts	$(38,186)	$25,693	$(12,493)
Options	(590)	—	(590)
Commodity contract	(581)	—	(581)

              The following table provides information about the fair values of these derivative instruments as of December 31, 2014 and 2013 and the line items in the consolidated balance sheets in which the fair values are reflected. See note 18, Fair Value Measurements, for additional information related to the fair values of derivative instruments:

Description	Consolidated balance sheets location	Fair value asset/ (liability)
December 31, 2014
Derivatives not designated as hedging instruments:
Swaps	Prepaid expenses and other current assets	14,732
Swaps and futures	Accrued liabilities	(7,800)
Derivatives designated as hedging instruments:
Interest rate swap contract	Accrued liabilities	$(2,496)
Fair value hedges	Accrued liabilities	48,662
December 31, 2013
Derivatives not designated as hedging instruments:
Futures	Accounts receivable	$566
Swaps, options and commodity contract	Accrued liabilities	$(13,664)
Derivatives designated as hedging instruments:
Interest rate swap	Accounts receivable	$719

              Unrealized gains and losses associated with changes in the fair value of derivative instruments not accounted for as cash flow hedges are reflected in current period earnings.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

19. DERIVATIVE INSTRUMENTS (Continued)

              The following tables present the classification and amounts of gains or losses in the consolidated statements of operations and comprehensive income (loss) for each of the reporting periods:

Derivatives not designated as hedging instruments:

Description	Classification in consolidated statements of operations and comprehensive income (loss)	Gain (loss) recognized in earnings
For the year ended December 31, 2014 Swaps, futures and commodity contract	Cost of sales	$(8,972)
Swaps	Operating expenses	(17,331)
For the year ended December 31, 2013 Swaps, futures options and commodity contract	Cost of sales	(17,681)
For the period from September 8, 2012 to December 31, 2012 Swaps	Cost of sales	(1,551)

	Predecessor
Description	Classification in consolidated statements of operations and comprehensive income (loss)	Gain (loss) recognized in earnings
For the period from January 1, 2012 to September 7, 2012 Swaps and futures	Cost of sales	$(105)

Derivatives designated as hedging instruments:

Description	Classification in consolidated statements of operations and comprehensive income (loss)	Gain (loss) recognized in earnings
For the year ended December 31, 2014
Fair value hedges(1)	Cost of sales	$48,662

(1)
Changes in the fair value hedges are substantially offset by changes in the hedged items.

              The Company is exposed to credit risk in the event of nonperformance by counterparties on its derivative instruments. Management believes this risk is not significant as the Company has established credit limits with such counterparties which require the settlement of net positions when these credit limits are reached.

              At December, Refining was obligated to purchase 470,000 barrels per month of crude oil from SXL based on the average monthly NYMEX West Texas Intermediate (WTI) price for the month plus a fixed charge for transportation. This contract expires on June 30, 2015. Refining had offsetting sales contracts to sell the crude oil purchased under these agreements to MLC under the same terms and prices as the SXL contracts. Refining had deemed the purchase obligations with SXL and sales

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

19. DERIVATIVE INSTRUMENTS (Continued)

commitments to MLC to be a contract that contain derivatives that change in value based on changes in commodity prices. Refining was also obligated to purchase approximately 70,000 barrels per month of crude oil from a third party discounted from the average WTI price for the month. This contract expires on April 30, 2015.

              In 2013, Refining was obligated to purchase a minimum of 8,000 barrels per day of crude oil from SXL based on the average daily NYMEX West Texas Intermediate price for the month plus a fixed charge for transportation. Refining was also obligated to purchase a minimum of 15,000 barrels per day of crude oil from SXL discounted from the average daily ICE Brent price for the month. These contracts expired on August 31, 2014. Refining had offsetting sales contracts to sell the crude oil purchased under these agreements to JPMVEC under the same terms and prices as the SXL contracts. Refining had deemed the purchase obligations with SXL and sales commitments to JPMVEC to be contracts that contain derivatives that change in value based on changes in commodity prices.

              At December 31, 2014 and 2013, the fair values of the contracts described above have been reflected in the table above.

              Under the intermediation agreement with JPMVEC, Refining entered into commitments to purchase crude oil, which include indexed basis adjustments. Refining cash settles these basis adjustments monthly and considers these adjustments to be a normal cost of acquiring the crude oil. All basis adjustments are recorded in cost of products sold in the accompanying consolidated statements of operations and comprehensive income (loss).

20. REVENUES

              The following table provides information relating to the Company's revenues from external customers for each product or group of similar products for the periods:

	Successor			Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	Period from September 8, 2012 to December 31, 2012	Period from January 1, 2012 to September 7, 2012
Gasoline	$6,515,966	$6,217,594	$2,175,204	$5,017,475
Distillates	5,351,358	5,806,075	1,910,505	3,927,330
Residual	883,177	976,901	355,817	662,570
Propane	105,434	87,444	17,131	52,564
Chemicals	378,817	374,882	82,226	275,141
Other	16,131	164,724	11,139	26,804

	$13,250,883	$13,627,620	$4,552,022	$9,961,884

21. SUBSEQUENT EVENTS

              On January 1, 2015, through a series of affiliate transactions, the crude oil rail unloading terminal was contributed to the Company's wholly owned subsidiary, Logistics and continues to be consolidated by PES, LLC. In connection with that contribution, Refining and Logistics entered into a ten-year, take-or-pay rail terminaling services agreement with minimum volume commitments, along

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

21. SUBSEQUENT EVENTS (Continued)

with related service and secondment and easement agreements. Revenue generated and expenses incurred under all of these contracts will be eliminated in consolidation.

              In February 2015, Refining entered into a terminaling and storage agreement with SXL pursuant to which SXL provides terminaling and storage services at the tank farm and docks located within the Eagle Point Terminal for heavy products. In exchange, Refining pays SXL a base storage fee and various transfer, circulation, marine recovery, and heating fees. This agreement will provide Refining with access to three docks and four storage tanks with working capacity of approximately 820,000 barrels. The agreement expires on January 31, 2017.

APPENDIX A

Glossary of Terms

              Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

              "2-1-1 crack spread" or "Dated Brent (NYH) 2-1-1 crack spread" refers to the approximate refining margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of distillate.

              "API gravity" refers to American Petroleum Institute gravity.

              "barrel" or "bbl" refers to a common unit of measure in the oil industry, which equates to 42 gallons.

              "blendstocks" refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel. These may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

              "bpd" refers to an abbreviation for barrels per day.

              "Brent" refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38o and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

              "catalyst" refers to a substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

              "CBOB" refers to conventional blendstock for oxygenate blending, which is motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.

              "Class I" refers to a railroad that has annual carrier operating revenues of $250 million or more after adjusting for inflation using the Railroad Freight Price Index developed by the Bureau of Labor Statistics.

              "complexity" refers to the number, type and capacity of processing units at a refinery, measured by the Nelson Complexity Index, which is often used as a measure of a refinery's ability to process lower quality crude in an economic manner.

              "crack spread" refers to a simplified calculation that measures the difference between the price for motor fuels and crude oil.

              "Dated Brent" refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38° and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

              "distillates" refers primarily to diesel, heating oil, kerosene and jet fuel.

              "downstream" refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

              "EPA" refers to the U.S. Environmental Protection Agency.

              "ethanol" refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

              "FCC" refers to a fluid catalytic cracker.

              "feedstocks" refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

              "ICE" refers to Intercontinental Exchange.

              "KWH" refers to kilowatt-hours.

              "light crude oil" refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

              "LPG" refers to liquefied petroleum gases, a group of hydrocarbon-based gases derived from crude oil refining or natural gas fractionation. These include ethane, ethylene, propane, propylene, normal butane, butylene, isobutane and isobutylene.

              "mboe" refers to one thousand barrels of oil equivalent.

              "Nelson Complexity Index" refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude oil distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude oil distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude oil distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude oil distillation for the same amount of throughput.

              "NGLs" refers to natural gas liquids, which are a mixture of light hydrocarbons that exist in the gaseous phase and are recovered as liquids in gas processing plants.

              "NYH" refers to the New York Harbor market value of petroleum products.

              "NYMEX" refers to the New York Mercantile Exchange.

              "PADD" refers to Petroleum Administration of Defense Districts which divides the United States into geographic regions for the purposes of data collection to analyze patterns of crude oil and petroleum product movements.

              "PADD I" refers to the Petroleum Administration for Defense District 1 region of the United States, which covers the following states: Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia and West Virginia.

              "RBOB" refers to reformulated blendstock for oxygenate blending, which is motor gasoline blending components intended for blending with oxygenates to produce finished reformulated motor gasoline.

              "refined products" refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

              "RIN" refers to Renewable Identification Number, a number generated to represent a volume of renewable fuel for the purpose of tracking its production, use and trading as required by the Renewable Fuel Standard issued by the U.S. Environmental Protection Agency.

              "sour crude oil" refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

              "sweet crude oil" refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

              "throughput" refers to the volume processed through a unit or refinery.

              "Tier 2" refers to the EPA's Tier 2 vehicle and gasoline sulfur program.

              "Tier 3" refers to the EPA's Tier 3 motor vehicle emission and fuel standards program.

              "turnaround" refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

              "utilization" refers to average daily crude oil throughput divided by crude oil capacity (which represents the stated refining capacity of our refinery), excluding planned periods of downtime for maintenance and turnarounds.

              "VOC" refers to volatile organic compounds.

              "WTI" refers to West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, between 39° and 41° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

              "yield" refers to the percentage of refined products that is produced from crude oil and other feedstocks.

              Through and including                    , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

15,151,515 Shares

Philadelphia Energy Solutions Inc.

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

Goldman, Sachs & Co.

Barclays

Jefferies

J.P. Morgan

                        , 2015

 PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution

              Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$36,445
FINRA filing fee	47,545
NYSE listing fee	125,000
Printing and engraving expenses	550,000
Fees and expenses of legal counsel	3,165,000
Accounting fees and expenses	3,500,000
Transfer agent and registrar fees	2,500
Miscellaneous	73,510

Total	$7,500,000

Item 14.    Indemnification of directors and officers

              Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our Amended and Restated Certificate of Incorporation (the "certificate of incorporation") and Amended and Restated Bylaws (the "bylaws") provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer or board observer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the DGCL. These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

              Pursuant to Section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the personal liability of a director to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (or any successor provision thereto); and

  •
  for any transaction from which the director derived any improper personal benefit.

              The above discussion of Section 145 of the DGCL and of our certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the DGCL, our certificate of incorporation and bylaws.

              As permitted by Section 145 of the DGCL, we will carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

              In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides that the underwriters will indemnify us and our executive officers and directors for certain liabilities related to this offering, including liabilities arising under the Securities Act.

Item 15.    Recent sales of unregistered securities

              On February 6, 2015, the registrant issued 1,000 shares of the registrant's common stock, par value $0.01 per share, to Philadelphia Energy Solutions LLC for $1,000. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits

              See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

                  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 Signatures

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on July 27, 2015.

Philadelphia Energy Solutions Inc.
By:	/s/ JOHN B. MCSHANE John B. McShane Executive Vice President, General Counsel and Secretary

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.

Signature	Title	Date

* Philip L. Rinaldi	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 27, 2015
* James T. Rens	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	July 27, 2015
* Katerina Cozza	Chief Accounting Officer (Principal Accounting Officer)	July 27, 2015
* David W. Albert	Director	July 27, 2015
* David A. Stonehill	Director	July 27, 2015

*By:	/s/ JOHN B. MCSHANE John B. McShane Attorney-in-fact

 INDEX TO EXHIBITS

Exhibit number		Description
1.1	**	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	**	Form of Amended and Restated Certificate of Incorporation of Philadelphia Energy Solutions Inc.

3.2	**	Form of Amended and Restated Bylaws of Philadelphia Energy Solutions Inc.

3.3	**	Form of Second Amended and Restated Limited Liability Company Agreement of Philadelphia Energy Solutions LLC

4.1	**	Form of Registration Rights Agreement

4.2	**	Form of Stockholders Agreement

5.1		Opinion of Latham & Watkins LLP as to the legality of the securities being registered

10.1	**	Form of Tax Receivable Agreement

10.2	**	Form of Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan

10.2A	**	Form of Stock Option Grant Notice and Agreement under the Philadelphia Energy Solutions, Inc. 2015 Incentive Award Plan

10.2B	**	Form of Restricted Stock Grant Notice and Agreement under the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan

10.2C	**	Form of Restricted Stock Unit Grant Notice and Agreement under the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan

10.3	**	Term Loan Agreement dated as of April 4, 2013, among Philadelphia Energy Solutions Refining and Marketing LLC, as borrower, the several lenders thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and the other lenders party thereto

10.4	**	Amended and Restated Revolving Credit and Guaranty Agreement dated as of October 7, 2014, among Philadelphia Energy Solutions Refining and Marketing LLC, Bank of America. N.A., as sole lead arranger and sole bookrunner, Bank of America N.A., as swingline lender, Bank of America. N.A. and JPMorgan Chase Bank, N.A. as Issuing Banks, and Bank of America. N.A. as Administrative Agent and Collateral Agent and the other lenders party thereto

10.5	†**	Amended and Restated Supply and Offtake Agreement dated as of October 7, 2014 among Philadelphia Energy Solutions Refining and Marketing LLC, Merrill Lynch Commodities, Inc. and the other transaction parties thereto

10.6	**	Form of Employment Agreement for Philip L. Rinaldi and James T. Rens

10.7	**	Form of Severance Agreement for other executive officers

10.8	**	Form of Contribution, Assignment and Assumption Agreement

10.9	†**	Marine Dock and Terminaling Agreement (Fort Mifflin) dated as of September 8, 2012 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.9A	**	Amendment No. 1 to Marine Dock and Terminaling Agreement (Fort Mifflin) dated July 20, 2015, by and between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.10	†**	Terminaling Services Agreement (Marcus Hook—Butane) dated as of September 8, 2012 between Sunoco, Inc. and Philadelphia Energy Solutions Refining and Marketing LLC

Exhibit number		Description
10.11	†**	Amendment No. 1 to Terminal Services Agreement (Marcus Hook—Butane) dated as of September 10, 2013 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.12	†**	Amendment No. 2 to Terminal Services Agreement (Marcus Hook—Butane) dated as of October 12, 2014 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.13	**	Termination of Amendment No. 1 to Terminal Services Agreement (Marcus Hook—Butane) dated as of October 3, 2014 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.14	**	Letter Agreement dated as of November 24, 2014 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.15	**	Letter Agreement dated as of January 15, 2015 between Sunoco Partners Marketing & Terminals L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.16	†**	Inter-Refinery Pipeline Lease dated as of November 30, 2012 between Sunoco Pipeline L.P. and Philadelphia Energy Solutions Refining and Marketing LLC

10.17	**	Installment Sale and Purchase Agreement dated as of May 7, 2014 between NGL Energy Partners LP and Philadelphia Energy Solutions Refining and Marketing LLC

10.18	†**	Refining Contribution Agreement dated as of July 2, 2012 among Philadelphia Energy Solutions LLC, Sunoco, Inc. and Carlyle PES, L.L.C.

10.19	†**	Amendment No. 1 to Refining Contribution Agreement effective September 8, 2012 among Philadelphia Energy Solutions LLC, Sunoco, Inc., Carlyle PES, L.L.C. and Philadelphia Energy Solutions Refining and Marketing LLC

10.20	**	Amendment No. 1 to Amended and Restated Supply and Offtake Agreement, dated as of April 14, 2015 among Philadelphia Energy Solutions Refining and Marketing LLC, PES Administrative Services, LLC and Merrill Lynch Commodities, Inc.

10.21	**	Non-Employee Director Compensation Policy

10.22	**	Form of Logistics Revolving Credit Agreement

10.23	**	Form of Amendment No. 2 to Refining Contribution Agreement

10.24	**	Consulting Agreement, dated as of October 7, 2014, by Philadelphia Energy Solutions Refining and Marketing LLC and PES Inventory Company, LLC

10.25	**	Amended and Restated Limited Liability Company Agreement of PES Inventory Company, LLC, effective as of October 7, 2014

10.26	**	Form of Cash Balance Note (CEOF Holdings)

10.27	**	Form of Cash Balance Note (CEMOF Holdings)

10.28	**	Form of Side Letter Agreement Regarding Forfeiture of PESC Company, LP Interests

21.1	**	List of Subsidiaries of Philadelphia Energy Solutions Inc.

23.1		Consent of KPMG LLP as to Philadelphia Energy Solutions LLC

23.2		Consent of KPMG LLP as to Philadelphia Energy Solutions Inc.

23.3		Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

Exhibit number		Description
23.4	**	Consent of Director Nominee (David M. Marchick)

23.5	**	Consent of Director Nominee (Rodney S. Cohen)

23.6	**	Consent of Director Nominee (Gregory C. King)

23.7	**	Consent of Director Nominee (Vicky A. Bailey)

23.8	**	Consent of Director Nominee (Robert W. Owens)

23.9	**	Consent of Director Nominee (Paul V. Stahlin)

23.10	**	Consent of Director Nominee (Michael J. Hennigan)

23.11	**	Consent of Director Nominee (Stanley Riemann)

24.1	**	Powers of Attorney (contained on the signature page to this Registration Statement)

**
Previously filed.

†
Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.